McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted with the Securities and Exchange Commission on November 4, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MCGRAW HILL, INC.

(Exact name of registrant as specified in its charter)

Delaware	2741	87-1259704
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8787 Orion Place

Columbus, Ohio 43240

Telephone: (614) 430-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Simon Allen

Chief Executive Officer and President

8787 Orion Place

Columbus, Ohio 43240

Telephone: (614) 430-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Cristopher Greer, Esq. Anne L. Barrett, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000	David B. Stafford, Esq. General Counsel and Secretary 8787 Orion Place Columbus, Ohio 43240 (614) 430-4000	James J. Clark, Esq. William J. Miller, Esq. Christopher W. Clement, Esq. Cahill Gordon & Reindel LLP 32 Old Slip New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2022.

            Shares

McGraw Hill, Inc.

Common Stock

This is the initial public offering of common stock of McGraw Hill, Inc. (the “Common Stock”). We are offering                  shares of our Common Stock. The selling stockholder identified in this prospectus has granted the underwriters an option to purchase up to                  additional shares of our Common Stock. We will not receive any proceeds from the sale of these shares of Common Stock by the selling stockholder.

Currently, no public market exists for our shares of our Common Stock. We expect that the initial public offering price of our Common Stock will be between $                 and $                 per share. We have applied to have our Common Stock listed on the New York Stock Exchange (“NYSE”) under the symbol “MH.”

After the completion of this offering, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum Equity, LLC (together with its affiliated investment vehicles, “Platinum”), will continue to beneficially own         % of the voting power of all of our outstanding shares of Common Stock. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Management—Board Independence.” We intend to use the net proceeds from this offering of the Common Stock to repay a portion of the outstanding borrowings under our Term Loan Facility (as defined herein). See “Use of Proceeds.”

Investing in our Common Stock involves risk. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Initial public offering price	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares of Common Stock from the selling stockholder as described below.
(2)	See the section entitled “Underwriting” for a description of compensation payable to the underwriters.

The selling stockholder identified in this prospectus has granted the underwriters an option to purchase up to                  additional shares of Common Stock, at the initial public offering price, less the underwriting discount, for 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder upon such exercise.

The underwriters expect to deliver the shares of our Common Stock to our investors on or about                     .

                    ,                 .

(Lead bookrunners listed in alphabetical order)

Goldman Sachs & Co. LLC

BMO Capital Markets	Macquarie Capital	Morgan Stanley

The shares of Common Stock will be ready for delivery on or about                     ,                 .

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the selling stockholder nor the underwriters have authorized anyone to provide you with different information. The Company, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sales of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We are not, the selling stockholder is not and the underwriters are not making an offer to sell shares of our Common Stock in any jurisdiction where the offer or sale is not permitted. Neither we nor the selling stockholder nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of Common Stock and the distribution of this prospectus outside the United States.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the industries within which we operate. We have obtained this information and these statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources in the markets in which we operate, which, in each case, we believe are reliable. Data regarding the industries in which we operate and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. References herein to our being a leader in a market or product category refers to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates have not been verified by an independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains references to our trademarks and service marks, including “McGraw Hill,” “ALEKS,” “Redbird,” “Connect,” “ConnectED,” “Access,” “Achieve3000” and “Harrison’s.” Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to

i

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BASIS OF PRESENTATION

Presentation of Financial Information

McGraw Hill, Inc. conducts its operations through its subsidiaries, including its indirect subsidiary McGraw-Hill Education, Inc., a Delaware corporation and operating company that is doing business as and that we refer to as “McGraw Hill.” As used in this prospectus, unless the context otherwise indicates, any reference to “our Company,” “the Company,” “us,” “we” and “our” refers, prior to giving effect to the consummation of the Acquisition (as defined herein), to our predecessor, McGraw Hill, together with its consolidated subsidiaries, and after giving effect to the consummation of the Acquisition, to our successor, McGraw Hill, Inc., together with its consolidated subsidiaries. Our fiscal year is a 52-week period ending on March 31.

As used in this prospectus, “Platinum” means, collectively, Platinum Equity, LLC and its affiliated investment vehicles as named in footnote 1 to the beneficial ownership table on page 166 of this prospectus under the heading “Principal and Selling Stockholder.”

Platinum formed McGraw Hill, Inc. (formerly known as Mav Holding Corporation) on June 8, 2021, and on July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4.7 billion (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.

The Acquisition was financed by:

•

proceeds from $900.0 million of 2022 Secured Notes, $725.0 million of 2022 Unsecured Notes, $1,550.0 million of term loans borrowed under the Cash Flow Credit Agreement, $67.5 million of revolving loans borrowed under the Cash Flow Credit Agreement, and $107.5 million of revolving loans borrowed under the ABL Revolving Credit Agreement (collectively referred to as the “Financing Transactions”) (see “Description of Material Indebtedness”); and

•	an equity investment of $1,425.0 million for shares of Class A voting common stock (the “Equity Investment”).

The Acquisition occurred simultaneously with:

•	the closing of the Financing Transactions and the Equity Investment; and

•	the repayment and termination of the Company’s previous outstanding debt.

The term “Predecessor” refers to McGraw-Hill Education, Inc. prior to giving effect to the consummation of the Acquisition and reflects the period from April 1, 2021 to July 31, 2021. The term “Successor” refers to McGraw Hill, Inc. after giving effect to the consummation of the Acquisition and reflects the period from August 1, 2021 to March 31, 2022. For the period from June 8, 2021 through July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the Acquisition, which were not significant. The financial information of the Company includes a black line division to distinguish the Predecessor and Successor periods and to indicate that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. See Note 1, “Basis of Presentation and Accounting Policies,” to our consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Company’s historical financial data for the respective periods as of and for the years ended March 31, 2021 (Predecessor) and 2020 (Predecessor) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The Company’s historical financial data for the period from August 1, 2021 to March 31, 2022 (Successor), for the period from April 1, 2021 to July 31, 2021 (Predecessor) and as of March 31, 2022 (Successor) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The Company’s historical financial data for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), as of June 30, 2022 (Successor) and as of June 30, 2021 (Predecessor) have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

Numerical figures included in this prospectus and the consolidated financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

In addition to presenting the Company’s historical financial data for the period from August 1, 2021 to March 31, 2022 (Successor) and the Company’s historical financial data for the period from April 1, 2021 to July 31, 2021 (Predecessor), each in accordance with GAAP, in this prospectus we also include the combined results for the year ended March 31, 2022, referenced as “Non-GAAP Combined.”

Although Generally Accepted Accounting Principles (“GAAP”) require that we report our results for the period from August 1, 2021 to March 31, 2022 and the period from April 1, 2021 through July 31, 2021 separately, management views the Company’s operating results for the year ended March 31, 2022 by combining the results of the applicable Predecessor and Successor periods because management believes such presentation provides the most meaningful comparison of our results to prior periods.

The operating results of the period from August 1, 2021 through March 31, 2022 are not comparable to any of the previous periods reported in the Company’s consolidated financial statements without combining it with the period from April 1, 2021 through July 31, 2021. The Company does not believe reviewing the results of this period in isolation would be useful in identifying trends in or reaching conclusions regarding the Company’s overall operating performance. Management believes that key metrics such as revenue, operating income, Billings and Adjusted EBITDA for the Successor period when combined with the Predecessor period provide more meaningful comparisons to other periods and are useful in identifying current business trends.

The combined results for the year ended March 31, 2022 represent the sum of the reported amounts for the Predecessor period from April 1, 2021 through July 31, 2021 and the Successor period from August 1, 2021 through March 31, 2022. These combined results are not considered to be prepared in accordance with GAAP and have not been prepared as pro forma results per applicable regulations. The combined operating results do not reflect the actual results we would have achieved absent the Acquisition. Accordingly, the results for the years ended March 31, 2022 and 2021 may not be comparable, particularly for line items significantly impacted by the Acquisition, as described in “Unaudited Pro Forma Condensed Combined Financial Information.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Combined Results.”

For a presentation of the unaudited pro forma condensed combined financial information for the year ended March 31, 2022 and for the three months ended June 30, 2022 that has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

“Amendments to Financial Disclosures about Acquired and Disposed Businesses,” see “Unaudited Pro Forma Condensed Combined Financial Information.” Among other differences, the unaudited pro forma condensed combined financial information gives effect to certain adjustments and such adjustments are not reflected in the Non-GAAP Combined figures.

Non-GAAP Financial Measures

Our financial statements included in this prospectus have been prepared in accordance with GAAP. We have included certain non-GAAP financial measures in this prospectus, as further described below, that may not be directly comparable to other similarly titled measures used by other companies and therefore may not be comparable among companies. For purposes of Regulation G and Section 10(e) of Regulation S-K, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations, balance sheets, or statement of cash flows of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, we have provided reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because our board of directors and management uses these financial measures in monitoring and evaluating our ongoing results and trends.

We include non-GAAP measures in this prospectus, including EBITDA and Adjusted EBITDA because they are a basis on which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business by allowing management to focus on the most meaningful indicators of our continuous operational performance. Although we believe these measures are useful for investors for the same reasons, we recommend that users of the financial statements note that these measures are not a substitute for GAAP financial measures or disclosures. We provide reconciliations of EBITDA and Adjusted EBITDA to the corresponding most closely related GAAP measure.

EBITDA and Adjusted EBITDA are presented because they are a basis upon which our board of directors and management assesses our business performance, and we believe they are useful for investors to understand the underlying trends of our operations. EBITDA is defined as net income (loss) from continuing operations plus interest expense (income), net, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude items required or permitted under our Cash Flow Credit Agreement (as defined below). Adjusted EBITDA is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors, excluding certain non-operational or non-recurring losses or gains.

Each of the above described measures are not recognized terms under GAAP and do not purport to be an alternative to net (loss) income, or any other measure derived in accordance with GAAP as a measure of operating performance, or to cash flows from operations as a measure of liquidity. Such measures are presented for supplemental information purposes only, have limitations as analytical tools, and should not be considered in isolation or as substitute measures for our results as reported under GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our measures may not be comparable to other similarly titled measures of other companies, and our use of these measures varies from others in our industry. Such measures are not

v

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

intended to be a measure of cash available for management’s discretionary use, as they may not capture actual cash obligations associated with interest payments, taxes and debt service requirements.

In addition, Adjusted EBITDA does not reflect:

•	our cash capital and pre-publication expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•	tax payments;

•	advisory fees paid to entities and investment funds affiliated with our equity owners;

•	certain one-time expenditures to realize cost savings;

•	any gains or losses from foreign currency transactions and foreign translations; or

•	the impact of earnings or charges resulting from matters that we and the lenders under our debt agreements may not consider indicative of our ongoing operations.

Our definition of Adjusted EBITDA allows us to add back certain non-cash and other charges or costs that are deducted in calculating consolidated net income. However, these are expenses that may recur, may vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. Further, although not included in the calculation of Adjusted EBITDA in this prospectus, the measure may at times allow us to add estimated cost savings and operating synergies related to operational changes ranging from acquisitions or dispositions to restructurings, and exclude one-time transition expenditures that we anticipate we will need to incur to realize cost savings before such savings have occurred. Because of these limitations, we rely primarily on our GAAP results and use EBITDA and Adjusted EBITDA only supplementally. See “Summary—Summary Historical and Unaudited Consolidated Financial and Other Data—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Offering Reorganization Transactions

Historically, we have had two classes of common stock, Class A voting common stock and Class B non-voting common stock. Our amended and restated certificate of incorporation, which will be effective prior to the consummation of this offering, will convert our Class A voting common stock and Class B non-voting common stock into one class of Common Stock on a 1-for-1 basis and will effect a                  -for-                 stock split with respect to our Common Stock. We refer to the effectiveness of our amended and restated certificate of incorporation, stock conversion and stock split as the “Offering Reorganization Transactions.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

GLOSSARY

Certain Definitions

The following terms are used in this prospectus unless otherwise noted or indicated by the context:

•	“2022 Notes” means the 2022 Secured Notes and the 2022 Unsecured Notes;

•	“2022 Secured Notes” means the Company’s $900.0 million aggregate principal amount 5.750% secured notes due 2028;

•	“2022 Unsecured Notes” means the Company’s $725.0 million aggregate principal amount 8.000% senior notes due 2029;

•

“ABL Revolving Credit Agreement” means the revolving credit agreement that governs the ABL Revolving Credit Facilities, dated as of July 30, 2021, by and among McGraw-Hill Education, Inc. and certain subsidiaries thereof, as borrowers, Mav Intermediate Holding II Corporation, as the holding company guarantor, Bank of America, N.A., as administrative agent and collateral agent, and the lenders, agents and other parties thereto;

•	“ABL Revolving Credit Facilities” means the U.S. ABL Revolving Credit Facility and the RoW ABL Revolving Credit Facility;

•

“Cash Flow Credit Agreement” means the credit agreement that governs the Cash Flow Credit Facilities, dated as of July 30, 2021, by and among McGraw-Hill Education, Inc., as the borrower, Mav Intermediate Holding II Corporation, as the holding company guarantor, Bank of America, N.A., as administrative agent and collateral agent, and the lenders, agents and other parties thereto;

•	“Cash Flow Credit Facilities” means the Term Loan Facility and the Revolving Credit Facility;

•	“Credit Agreements” means the Cash Flow Credit Agreement and the ABL Revolving Credit Agreement;

•	“Credit Facilities” means the Cash Flow Credit Facilities together with the ABL Revolving Credit Facilities;

•	“Indentures” means the Secured Notes Indenture and the Unsecured Notes Indenture;

•	“Platinum Advisors” means Platinum Equity Advisors, LLC;

•

“Platinum” means, collectively, Platinum Equity, LLC and its affiliated investment vehicles, as named in footnote 1 to the beneficial ownership table on page 166 of this prospectus under the heading “Principal and Selling Stockholder;”

•	“Revolving Credit Facility” means the $150.0 million revolving credit facility entered into on July 30, 2021, under the Cash Flow Credit Agreement;

•	“RoW ABL Revolving Credit Facility” means the $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity, under the ABL Revolving Credit Agreement;

•

“Secured Notes Indenture” means the indenture that governs the 2022 Secured Notes, dated as of July 30, 2021, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., as the issuer, the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A. as trustee and notes collateral agent;

•	“Term Loan Facility” means the $1,550.0 million term loan facility entered into on July 30, 2021 under the Cash Flow Credit Agreement;

•	“U.S. ABL Revolving Credit Facility” means the $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity, under the ABL Revolving Credit Agreement; and

•

“Unsecured Notes Indenture” means the indenture that governs the 2022 Unsecured Notes, dated as of July 30, 2021, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., as the issuer, the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A. as trustee.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before investing in shares of our Common Stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to purchase shares of our Common Stock. Unless the context indicates otherwise, references to “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Acquisition, to our predecessor McGraw-Hill Education, Inc. (“McGraw Hill”), together with its consolidated subsidiaries, and after the Acquisition to our successor, McGraw Hill, Inc., together with its consolidated subsidiaries. Following this offering, we will be a “controlled company” under the NYSE corporate governance standards, and, as a result, will rely on exemptions from certain corporate governance requirements. See “Risk Factors.” References to results for the year ended March 31, 2022 represent the sum of the reported amounts for the Predecessor period from April 1, 2021 through July 31, 2021 and the Successor period from August 1, 2021 through March 31, 2022, which are not considered to be prepared in accordance with GAAP. For further discussion of this non-GAAP combined presentation, please see “Basis of Presentation—Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Combined Results.”

Our Mission

At McGraw Hill, our mission is to empower learners, educators and institutions to unlock potential at every stage of the learning journey through high-quality, accessible education.

We believe that diverse experiences enrich the way individuals learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we are dedicated to helping them achieve success on their own terms.

We demonstrate this by building technology solutions that deliver trusted, engaging content and analytics-driven products to support personalized learning across a digitally connected world.

Our Company

McGraw Hill is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning. We have impacted hundreds of millions of learners and educators with our trusted content, accessible and adaptive digital platforms and analytics-driven solutions to support personalized learning at scale. On an annual basis, we reach more than 45 million learners and educators worldwide. We know that education positively impacts lives and, for more than 130 years, we have continuously innovated to help educators and institutions unlock the potential of each learner.

We believe McGraw Hill is one of the most trusted and recognized education brands in the world. Based on a recent third-party survey we conducted, in the United States, 94% of K-12 teachers and administrators, 98% of higher education instructors and administrators and 97% of professional users indicated that they recognize the McGraw Hill brand. With more than 1,500 sales professionals worldwide as of June 30, 2022, we believe our global sales force is one of the largest among our

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

competitors, underpinning our ability to serve learners, educators and professionals at scale across the learning lifecycle. We are a leading global provider of learning content and solutions in each of the three market sectors we serve: K-12, higher education and professional.

Education is foundational to global stability and economic prosperity. Recent investments in technology infrastructure in schools, offices and homes, along with the rapid proliferation of mobile devices, are enabling the growth of modern digital solutions for learning. Demand for curated content delivered on intuitive digital platforms is reshaping the industry as educators increasingly rely on these platforms as the center of the hybrid, in-person and virtual classroom experience.

Leveraging technology to enhance learning outcomes is core to what we do. Over the last decade, we have invested more than $1.5 billion in our digital solutions and capabilities and continue to invest and drive development through a team of over 300 software engineers, cognitive scientists, mathematicians and psychometricians. Our digital solutions benefit from shared technology infrastructure, deep pedagogical expertise and our globally recognized McGraw Hill brand. This allows us to drive high-velocity and cost-efficient product releases at scale that we believe address the needs of the learning lifecycle globally. Additionally, we utilize our data analytics capabilities to generate continuous feedback loops that drive product and go-to-market innovation.

For the year ended March 31, 2022, we generated revenue of $1,790.2 million and a net loss of $619.4 million. For the year ended March 31, 2022, we generated Billings of $1,795.8 million, including Digital Billings of $1,035.3 million and Adjusted EBITDA of $630.2 million. For additional information on Billings and Digital Billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metric.” For additional information on Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Industry Background

We believe that education is fundamental to economic development and social advancement. There is no better tool than education to unleash the full potential of humanity. Not only does education drive earning potential, but we believe that there is a direct correlation between the quality of a country’s education system, from K-12 to higher education to professional learning and its economic success. Given this importance, education commands significant public and private investment dollars around the world.

Accelerated Digitization of Learning

Modern technology has transformed learning across the entire learning continuum. The consumerization of technology and the proliferation of affordable personal computing devices has catalyzed the adoption of digital learning solutions by learners and educators, which only accelerated during the COVID-19 pandemic.

Data-driven Approach to Personalized Educational Advancement

The proliferation of software and digital learning solutions in education generates massive volumes of learning data. Modern data science synthesizes this data into rich analytics and actionable insights providing educators the opportunity to improve personalization, access and effectiveness of learning for all.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Focus on Measurement and Improvement of Learning Outcomes

Data allows accurate measurement of learning outcomes and fostering a culture of outcomes-based education across the learning continuum. We know that learners learn at different rates and some need more help than others. Contrary to the traditional one-size-fits-all pedagogical style, we believe modern adaptive technologies and actionable insights help educators take a personalized approach to instruction that targets the unique needs of each learner, optimizing the learning experience and improving outcomes. We believe a personalized, data-driven approach to learning is essential to combatting learning loss.

Need for Equitable Access to Learning Opportunities

We believe that equal opportunity in education serves the goal of achieving equality in society at large. Expanding learner access to affordable course materials and personalized instruction are essential for making high-quality education within reach for all.

Demand for Technical, Skills-Based Professional Learning to Prepare for Jobs of the Future

As technological advancements, new fields of study and novel industries render existing skillsets obsolete, today’s professionals need to constantly learn new concepts and skills to keep pace with fast-changing job requirements. According to a study conducted by a third-party source on the post-COVID-19 labor environment, more than half of displaced low-wage workers may need to shift to occupations in higher wage brackets and require different skills to remain employed. We believe that high-quality technical digital content and learning solutions are critical tools to help address the growing demand for skilled professionals in specialty occupations and close the widening global skills gap.

Our Strengths

A Trusted, Market-Leading Global Brand with Over a 130 Year History

McGraw Hill is an enduring brand that benefits from a loyal customer base. We believe that McGraw Hill is one of the most trusted and recognized education brands in the world, resonating with learners, instructors and institutions across the entire learning lifecycle. Our reputation is associated with high-quality content and accessible, digital-first learning solutions built up over more than 130 years.

Diversified Portfolio of Market-Leading Solutions Across the Entire Learning Continuum

We believe McGraw Hill is one of the largest and most well-known global education companies serving the entire learning lifecycle with market-leading solutions across K-12, higher education and professional learning, underpinned by differentiated, proprietary content and shared technology infrastructure. We are a market leader across all of the markets we serve. And although diversified and driven by distinct fundamentals, our businesses benefit from our shared domain expertise, common capabilities, digital investment, infrastructure and brand.

Extensive Global Go-to-Market Reach

We believe we maintain one of the largest and most dynamic sales forces in the global education market, with more than 1,500 sales professionals worldwide as of June 30, 2022. This provides us with a vast reach and, combined with our trusted brand and digital platforms, drives considerable competitive advantages for our organization.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Long-Standing Customer Relationships Built Over Decades

We have developed and retained a highly loyal customer base throughout our history. For over 130 years, McGraw Hill has embraced market disruptions by continuing to innovate and meet the ever-changing needs of the education ecosystem. We believe the strong value proposition offered by our curated content and digital-first learning solutions leads to ingrained customer loyalty.

Highly Profitable Business Model with a Strong Cash Flow Profile

The diversified end markets we serve, coupled with our long-standing customer relationships and resilient funding dynamics, mitigate the impact of recessionary cycles and help fuel steady cash flows and highly visible recurring revenue. We believe our efficient business model and distinct competitive advantages enable us to consistently generate significant cash flow to reinvest in both organic and inorganic growth opportunities.

Comprehensive Collection of High-Quality, Proprietary Digital Content

Through our flagship platforms, we deliver a combination of our rich, proprietary, curated content with personalized learning capabilities. With our deep understanding of preferences, pedagogies and standards, we partner with more than 14,000 authors and educators, more than 50 of whom are Nobel Laureates in various fields of study, who contribute to our large and growing content collection.

Leveraging Data Assets to Drive Innovation and Improve Outcomes

We have approximately 20 million Paid Digital Users, who are learners or educators in K-12 or Higher Education who purchase or have a license purchased on their behalf to gain access to one of our many digital solutions during the academic school year. From this usage in 2021 alone, we gleaned insights from more than six billion event records. We utilize our extensive datasets to identify where students are struggling, tailor instruction based on longitudinal student records, inform overall product enhancements, prioritize new product development and improve learner outcomes.

Mission-Driven Culture and Leadership Team with Track Record of Success

Our culture centers around our belief that diverse experiences enrich the way we learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we strive to expand the possibilities of content and technology to build the relationships and ideas that support learning in a digitally connected world.

Our Growth Strategy

Cross-Sell and Up-Sell to Existing Customers

We believe our deep, established customer relationships and product innovation capabilities support our ability to expand existing customer relationships. Our land-and-expand strategy enables us to drive incremental revenue from existing customers through up-selling and cross-selling. We believe that, as learners and educators continue to appreciate the benefits of our digital solutions, we will see increased adoption and activation of new and existing solutions that address evolving customer needs and extend the value we offer.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acquire New Customers

We have a substantial opportunity to bring new customers onto our platforms. With our trusted brand, global go-to-market reach and digital-first proprietary content solutions, we believe we are well positioned to continue acquiring new customers in the markets we serve. As a market leader at the forefront of innovation, we develop digital-first solutions that address the rapidly evolving needs of our learners.

Invest in Technology-Enabled Innovation Across the Learning Lifecycle

Our scale and breadth of distribution and offerings across the learning lifecycle position us to actively invest in technology-enabled innovation. We expect to expand our revenue through novel solutions, which can be sold to existing and new customers. Our flagship platforms offer interactive simulations, 3-D models and experiential learning activities.

Leverage Product Data and Analytics to Drive Insights, Customer Retention and New Services

Our digital solutions transcend segments, geographies, personas and academic periods to drive data-driven insights from trillions of longitudinal learning interactions and further enhance our deep understanding of learning science. For the academic school years ending July 31, 2022 and 2021, McGraw Hill had 19.9 million and 17.7 million Paid Digital Users, respectively, and we recorded six billion annual event records across McGraw Hill platforms, generating insights into student performance and academic growth over time. We leverage these insights to inform product development, identify new services, enable consultative selling, create positive student feedback loops, enhance customer retention and empower instructors to deliver impact to every learner.

Increase Our International Presence

We are a global company delivering our proprietary content and software solutions in more than 100 countries and in more than 80 languages, with translations adapted to local customs and cultures, as needed. Our international-based sales force of approximately 350 employees with local market expertise across key business regions is core to our international strategy. We expect to continue expanding our presence in international markets across both English- and non-English-speaking countries and will do so by leveraging our existing investment in digital solutions, which are more easily distributed internationally compared to physical print products.

Proactive Approach to Strategic M&A Opportunities

To complement our organic growth efforts and product innovation investments, we will continue to assess opportunities to acquire or partner with other businesses that can help us achieve our mission and best serve our customers. We have an established track record of acquiring and integrating other businesses, including four recent strategic acquisitions, to expand our capabilities and offerings or enhance existing ones.

McGraw Hill’s Digital Ecosystem

Historically, the education industry has lagged behind other sectors in the adoption and deployment of technology. Many point solutions exist today but lack the comprehensiveness, pedagogical progression and technical integration required to meet the needs of the modern learner and educator.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

McGraw Hill’s scaled, digital ecosystem spans K-12 to-life with a holistic portfolio of education offerings. We are a centralized, product-led organization that understands the importance of delivering an integrated, outcomes-driven user experience. Our digital ecosystem is built upon shared technology infrastructure, shared academic design and shared product development capabilities that allow us to transform curated, proprietary content into modular digital learning experiences to impact multiple markets, geographies and audiences leveraging:

•     Shared Cloud-Based Technology Infrastructure

Since our digital platform’s inception, our shared technology infrastructure has been at the core of our data flows, allowing us to consistently capture trillions of events across our digital solutions every year. These data flows provide deep insights into student performance and academic growth over time, which in turn allows McGraw Hill to advance the efficacy of our adaptive algorithms, improve our content quality and provide better recommendations to learners, educators and administrators. Our common microservices architecture is foundational to our technology and product strategy, which relies on these shared services to quickly stand up new configurations of customer-facing digital products.

•     Shared Capabilities

Our shared pedagogy, product development and deep analytics capabilities include academic design, UX/design, software engineering, program management, development operations, quality and performance engineering, accessibility and AI/machine learning.

•     Pedagogically Proven Learning Experiences

We have developed a diverse portfolio of modular learning experiences across our ecosystem that combines our rich, proprietary content with our innovative shared technical capabilities supported by our unified technology infrastructure. We partner with more than 14,000 authors and educators, including over 50 Nobel laureates in various fields of study who contribute to our large and growing proprietary content collection.

•     Flagship Platforms & Customer-Facing Digital Products

Our flagship platforms, K-12 ConnectEd, ALEKS and Higher Education Connect, sit at the center of the hybrid classroom experience. They support the overall workflow of the educator and learner with student rostering, entitlement and automated grading. Learner engagement happens within our platforms, ensuring that we own the user relationship and data flows. By leveraging common capabilities and reconfiguring existing technologies, we can bring to market new innovations quickly and cost-effectively, at scale.

•     Rich Data Assets and Deep Analytics Enabling Feedback Loops

We believe that data tells a story. That story is only as powerful as the ability to translate data into actionable insights. By capturing rich cognitive, usage and executive function data, we believe we are heralding a new era of truly personalized learning, because no two learners are the same. Our ability to ingest and analyze this data at scale and in real time delivers learners and educators deep insights to enable personalized learning outcomes.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Education End-Markets We Serve

We serve the needs of three primary customer end markets in education: K-12, higher education and professional. While the United States is our largest market, we serve customers in international markets through an expansive global distribution network.

K-12

We are a top three provider in the K-12 market in the United States, serving over 92% of public K-12 districts. We go to market with blended digital and print learning solutions as a holistic provider of end-to-end core, supplemental and intervention curricula to meet the needs of U.S. K-12 schools. For the year ended March 31, 2022, K-12 comprised 44% of total revenue.

Higher Education

We are a top three provider of digital and print learning solutions in the U.S. higher education market based on market share. Higher education students and faculty are navigating the shift to a hybrid learning environment. To aid in this transition, we provide students, instructors and institutions with comprehensive digital course experiences for nearly every subject through our flagship Higher Education Connect and ALEKS platforms. For the year ended March 31, 2022, Higher Education comprised 37% of total revenue.

Global Professional

We are a global provider of medical, technical, engineering and business content for professionals. Through our subscription-based platforms, such as AccessMedicine, we provide healthcare professionals with comprehensive medical information, instant access to videos and self-assessment for high-stake certifications, clinical practice and continuing education. For the year ended March 31, 2022, Global Professional comprised approximately 8% of total revenue.

International

We are a leading provider of comprehensive digital and print solutions in more than 100 countries and 80 languages outside the United States. For the year ended March 31, 2022, International comprised approximately 10% of total revenue.

Platinum Acquisition

On July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 202l (as amended, the “Acquisition Agreement”), for a purchase price of $4.7 billion (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc. See Note 1, “Basis of Presentation and Accounting Policies,” and Note 3, “Business Combinations,” to our consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The diagram below depicts our simplified organizational structure following the Acquisition and the completion of this offering of our Common Stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us.

Achieve3000 Acquisition

On November 1, 2021, McGraw-Hill Education, Inc. acquired 100% of the equity interests in AC Holdco, Inc. (“Achieve3000”) pursuant to a Merger Agreement, dated August 28, 2021, for a purchase price of $701.1 million subject to typical closing adjustments (the “Achieve3000 Acquisition”). The Achieve3000 Acquisition was financed by an additional $575.0 million of incremental borrowings under the Term Loan Facility, an equity contribution of $125.0 million by Platinum and Company cash.

See Note 1, “Basis of Presentation and Accounting Policies,” and Note 3, “Business Combinations,” to our consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Risk Factors

An investment in our Common Stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Common Stock. Among these important risks are the following:

•	we operate in a highly competitive market, and we may not be able to compete successfully against current and future competitors, as well as compete against no-cost competitive products;

•	our ability to protect our intellectual property and proprietary rights;

•	our ability to win new adoptions, adapt to changing state academic standards, and anticipate and meet changes in timing and scope of federal, state and local education funding and enrollment;

•	seasonality may cause fluctuations in our operating cash flow from quarter to quarter;

•	the level of success of our acquisition and investment strategies;

•	our ability to retain and recruit key personnel;

•	the effect of various political and economic issues and our ability to comply with laws and regulations we are subject to, both in the United States and internationally;

•	industry and market conditions, inflation and volatility;

•	our reliance on third parties to help complete business functions including distribution and critical operational functions;

•	our ability to make accurate assumptions or estimations in preparing our financial statements and our ability to correctly implement any required changes based on such assumptions or estimations;

•	Platinum’s significant influence over us and our status as a “controlled company” under the rules of the NYSE;

•

our financial leverage, which could adversely affect our ability to raise additional capital to fund our operations, and other risks related to indebtedness, which included $3.7 billion face value of outstanding debt as of June 30, 2022;

•	our ability to adjust to developments in the economic or regulatory environment;

•	our stock price may be volatile and you may not be able to sell shares at or above the price at which you executed your purchase;

•	we do not anticipate paying dividends or repurchasing shares in the foreseeable future; and

•	the other factors identified under the heading “Risk Factors” beginning on page 20 of this prospectus.

Our Relationship with Our Sponsor

Founded in 1995 by Tom Gores, Platinum is a global investment firm with approximately $36 billion of assets under management and a portfolio of approximately 50 operating companies that serve customers around the world. The firm is currently investing from Platinum Equity Capital Partners V, a $10 billion global buyout fund, and Platinum Equity Small Cap Fund, a $1.5 billion buyout fund focused on investment opportunities in the lower middle market. Platinum specializes in mergers,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

acquisitions and operations—a trademarked strategy it calls M&A&O®—acquiring and operating companies in a broad range of business markets, including manufacturing, distribution, transportation and logistics, equipment rental, metals services, media and entertainment, technology, telecommunications and other industries. Over the past 27 years, Platinum has completed more than 350 acquisitions.

Corporate Information

Our business was incorporated under the laws of the State of Delaware. Our principal offices are located at 8787 Orion Place, Columbus, Ohio 43240. Our telephone number is (614) 430-4000. We maintain a website, www.mheducation.com. The information on, or that can be accessed through, our website is not part of this prospectus and you should not rely on any such information in making the decision whether to purchase shares of our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Offering

Issuer	McGraw Hill, Inc.

Common Stock offered by us	shares.

Underwriters’ option to purchase additional shares of Common Stock from the selling stockholder	The selling stockholder has granted the underwriters an option to purchase up to an additional shares of Common Stock at the public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Common Stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Common Stock).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, we estimate that the net proceeds to the selling stockholder from this offering will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any such proceeds from the sale of shares by the selling stockholder if the underwriters exercise their option to purchase additional shares of Common Stock.

We currently expect to use the net proceeds from the sale of shares of Common Stock in this offering to pay down a portion of the Term Loan Facility. See “Use of Proceeds” beginning on page 49 for a more complete description of the intended use of proceeds from this offering and “Underwriting.” Following the consummation of this offering and use of proceeds therefrom, we expect to have approximately $ million of borrowing outstanding thereunder.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Controlled company	After the completion of this offering, Platinum will continue to control approximately % of the voting power of our outstanding Common Stock (or % of the voting power of all of our outstanding shares of Common Stock if the underwriters exercise in full their option to purchase additional shares of Common Stock), and thus, in each case, hold more than a majority of the voting power of our outstanding Common Stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company Exception.”

Dividend policy	We have no current plans to pay dividends on our Common Stock to any holders of our Common Stock. Any decision to declare and pay dividends in the future will be, subject to our compliance with applicable law, made at the sole discretion of our board of directors and will depend on, among other things, general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions and subject to the covenants under our ABL Revolving Credit Facilities, Cash Flow Credit Facilities, Indentures and any other future indebtedness or preferred securities we may incur or issue, and such other factors as our board of directors may deem relevant. See “Dividend Policy” and “Description of Material Indebtedness.”

Exchange symbol	“MH”

Risk factors	You should read the “Risk Factors” section of this prospectus, together with all of the other information set forth in this prospectus, for a discussion of factors to consider carefully before deciding to invest in shares of our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The number of shares of our Common Stock outstanding after this offering is based on                  shares outstanding as of                     , 2022, and excludes the following:

•

                 shares of Common Stock reserved for issuance under our current McGraw Hill, Inc. (formerly known as Mav Holding Corporation) Stock Incentive Plan (the “2021 Plan”), or                  shares of Common Stock reserved for issuance under our new 2022 Stock Incentive Plan (the “2022 Plan”) which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—Components of Compensation for the Year Ended March 31, 2022—Long-Term Incentive Plans—2022 Plan;”

•	shares of our common stock issuable upon the exercise of outstanding stock options as of , 2022, at a weighted average exercise price of $ per share, of which options are exercisable as of such date.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	no exercise of the underwriters’ option to purchase up to additional shares of Common Stock from the selling stockholder;

•	an initial public offering price of $ per share of Common Stock (the midpoint of the estimated price range set forth on the cover page of this prospectus); and

•

the Offering Reorganization Transactions, which includes the effectiveness of our amended and restated certificate of incorporation, stock conversion and a                  -for-                  stock split, which will occur prior to the consummation of this offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Historical and Unaudited Consolidated Financial and Other Data

The following tables present summary historical consolidated financial and other data for McGraw Hill, Inc. and its subsidiaries as of and for the periods indicated. The tables are presented on a “Predecessor” and “Successor” basis. The term “Predecessor” refers to McGraw-Hill Education, Inc. prior to giving effect to the consummation of the Acquisition and reflects the period from April 1, 2021 to July 31, 2021. The term “Successor” refers to McGraw Hill, Inc. after giving effect to the consummation of the Acquisition and reflects the period from August 1, 2021 to March 31, 2022. The financial information of the Company includes a black line division to distinguish the Predecessor and Successor periods and to indicate that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. See Note 1, “Basis of Presentation and Accounting Policies,” to our consolidated financial statements. The Company’s summary historical financial data for the respective periods as of and for the years ended March 31, 2021 (Predecessor) and 2020 (Predecessor) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The Company’s summary historical financial data for the periods from August 1, 2021 to March 31, 2022 (Successor), for the period from April 1, 2021 to July 31, 2021 (Predecessor) and as of March 31, 2022 (Successor) have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The Company’s summary historical financial data for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), as of June 30, 2022 (Successor) and as of June 30, 2021 (Predecessor) have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. For the period from June 8, 2021 through July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the Acquisition, which were not significant. The financial condition or results of operations for any period are not necessarily indicative of our future financial condition or results of operations.

In addition to presenting the Company’s historical financial data for the period from August 1, 2021 to March 31, 2022 (Successor) and the Company’s historical financial data for the period from April 1, 2021 to July 31, 2021 (Predecessor), each in accordance with GAAP, in this prospectus we also include the combined results for the year ended March 31, 2022, referenced as “Non-GAAP Combined.” The combined results for the year ended March 31, 2022 represent the sum of the reported amounts for the Predecessor period from April 1, 2021 through July 31, 2021 and the Successor period from August 1, 2021 through March 31, 2022. These combined results are not considered to be prepared in accordance with GAAP and have not been prepared as pro forma results per applicable regulations. Accordingly, the results for the years ended March 31, 2022 and 2021 may not be comparable, particularly for line items significantly impacted by the Acquisition, as described in “Unaudited Pro Forma Condensed Combined Financial Information.” The combined operating results do not reflect the actual results we would have achieved absent the Acquisition. For further discussion of combined operating results, see “Basis of Presentation—Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Combined Results.”

For a presentation of the unaudited pro forma condensed combined financial information for the year ended March 31, 2022 and for the three months ended June 30, 2022 that has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” see “Unaudited Pro Forma Condensed Combined Financial Information.” Among other differences, the unaudited pro forma condensed combined financial information gives effect to certain adjustments and such adjustments are not reflected in the Non-GAAP Combined figures.

The information set forth below under the column heading “As Adjusted” gives effect to the effectiveness of our amended and restated certificate of incorporation and stock conversion, each of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

which will occur prior to the consummation of this offering. The information set forth below under the column heading “As Further Adjusted” further adjusts for the consummation of this offering and use of proceeds therefrom by giving further effect to (i) the sale by us of                shares of Common Stock in this offering at an assumed initial public offering price of $                per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”

You should read the following summary financial and other data below, together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes and our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands, except share and per share data)	(unaudited)	(unaudited)			(unaudited)
Consolidated Statements of Operations
Revenue	$511,092	$437,629	$1,139,617	$650,603	$1,790,220	$1,544,705	$1,584,756
Cost of sales	135,179	94,204	254,324	139,303	393,627	336,537	358,279

Gross profit	375,913	343,425	885,293	511,300	1,396,593	1,208,168	1,226,477
Operating expenses:
Operating and administrative expenses	243,254	188,648	675,692	340,419	1,016,111	833,384	1,009,589
Depreciation	10,013	16,801	21,098	22,171	43,269	61,203	63,456
Amortization of intangibles	68,551	12,428	179,991	16,439	196,430	58,830	70,154
Impairment charge	—	—	405,000	—	405,000	—	3,000
Transaction costs	—	—	65,664	20,999	86,663	5,243	25,075

Total operating expenses	321,818	217,877	1,347,445	400,028	1,747,473	958,660	1,171,274

Operating income (loss)	54,095	125,548	(462,152)	111,272	(350,880)	249,508	55,203

Interest expense (income), net	63,753	41,760	161,754	54,859	216,613	193,321	188,097
Loss on extinguishment of debt	—	—	—	75,800	75,800	—	—
Other (income) expense	—	(3,500)	—	(3,500)	(3,500)	(2,770)	(9,118)

Income (loss) from operations before taxes on income	(9,658)	87,288	(623,906)	(15,887)	(639,793)	58,957	(123,776)
Income tax provision (benefit)	(397)	3,196	(25,668)	5,250	(20,418)	14,207	11,529

Net income (loss)	$(9,261)	$84,092	$(598,238)	$(21,137)	$(619,375)	$44,750	$(135,305)

Basic weighted average number of shares outstanding	156,312,026	10,881,563	155,569,267	10,885,475		10,867,622	10,792,809

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands, except share and per share data)	(unaudited)	(unaudited)			(unaudited)
Diluted weighted average number of shares outstanding	156,312,026	10,952,895	155,569,267	10,885,475		10,900,861	10,792,809
Basic earnings (loss) per share	$(0.06)	$7.73	$(3.85)	$(1.94)		$4.12	$(12.54)
Diluted earnings (loss) per share	(0.06)	7.68	(3.85)	(1.94)		4.11	(12.54)

	As Adjusted(1)	As Further Adjusted(2)	Actual	Successor	Predecessor
	June 30, 2022	June 30, 2022	June 30, 2022	March 31, 2022	March 31, 2021
($ in thousands)	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data
Cash and cash equivalents	$	$	$166,113	$296,373	$354,323
Total assets			6,599,448	6,591,824	2,326,153
Total liabilities			5,660,455	5,642,873	3,831,629
Total stockholders’ equity (deficit)			938,993	948,951	(1,505,476)

(1)	Gives effect to our amended and restated certificate of incorporation and stock conversion, each of which will occur prior to the consummation of this offering.
(2)

Gives effect to the adjustments set forth in note (1) above as well as: (i) the sale by us of                  shares of Common Stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
Statement of Cash Flow Data
Cash flows provided by (used for):
Operating activities	$(91,209)	$(15,241)	$231,612	$(25,917)	$205,695	$395,378	$263,598
Investing activities	(27,475)	(28,098)	(5,287,667)	(35,481)	(5,323,148)	(113,188)	(145,448)
Financing activities	(8,562)	16,803	5,105,898	(48,750)	5,057,148	(111,638)	(113,881)

Non-GAAP Financial Measures

We include non-GAAP measures in this prospectus, including EBITDA and Adjusted EBITDA because they are a basis on which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business by allowing management to focus on the most meaningful indicators of our continuous operational performance. Although we believe these measures are useful for investors for the same reasons, we recommend that users of the financial statements note that these measures are not a substitute for

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

GAAP financial measures or disclosures. We provide reconciliations of EBITDA and Adjusted EBITDA to the corresponding most closely related GAAP measure.

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
Non-GAAP Financial Data
EBITDA(1)	$142,736	$169,681	$(216,857)	$96,445	$(120,412)	$450,136	$295,176
Adjusted EBITDA(1)	202,916	128,017	348,273	281,961	630,234	513,719	450,473

(1)

For descriptions of EBITDA and Adjusted EBITDA and a statement of the reasons why management believes they provide useful information to investors, see “Basis of Presentation—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” The calculation of Adjusted EBITDA below is presented in accordance with our debt agreements. The results of such calculation could differ in the future based on the different types of adjustments that may be included in such respective calculations at the time.

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
Net income (loss)	$(9,261)	$84,092	$(598,238)	$(21,137)	$(619,375)	$44,750	$(135,305)
Interest expense (income), net	63,753	41,760	161,754	54,859	216,613	193,231	188,097
Income tax provision (benefit)	(397)	3,196	(25,668)	5,250	(20,418)	14,207	11,529
Depreciation, amortization and pre-publication amortization	88,641	40,633	245,295	57,473	302,768	197,858	230,855

EBITDA	$142,736	$169,891	$(216,857)	$96,445	$(120,412)	$450,136	$295,176

Change in deferred(a)	24,522	(47,424)	(4,019)	271	(3,748)	24,532	60,069
Restructuring and cost savings implementation charges(b)	2,616	1,693	9,994	1,524	11,518	24,309	21,606
Purchase accounting(c)	13,163	—	24,568	—	24,568	—	—
Sponsor fees(d)	2,500	875	6,695	1,167	7,862	3,500	3,500
Impairment charge(e)	—	—	405,000	—	405,000	—	3,000
Transaction and integration costs(f)	1,377	—	67,997	20,999	88,996	5,243	32,105
Loss on extinguishment(g)	—	—	—	75,800	75,800	—	—
Other(h)	16,002	3,192	54,895	85,755	140,650	5,999	35,017

Adjusted EBITDA	$202,916	$128,017	$348,273	$281,961	$630,234	$513,719	$450,473

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(a)	Change in deferred

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
Change in deferred revenue(i)	$32,232	$(53,685)	$2,080	$3,531	$5,611	$46,149	$77,389
Change in deferred royalties(ii)	(4,745)	6,952	(9,019)	(720)	(9,739)	(22,454)	(17,374)
Change in deferred commissions(iii)	(2,965)	(691)	2,920	(2,540)	380	837	54

Change in deferred	$24,522	$(47,424)	$(4,019)	$271	$(3,748)	$24,532	$60,069

(i)

We receive cash up-front for most sales but recognize revenue over time recording a liability for deferred revenue at the time of sale. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue.”

(ii)	Royalty obligations are generally payable in the period incurred with limited recourse.
(iii)	Commissions are generally payable in the period incurred.
(b)

Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives to create a flatter and more agile organization.

(c)	Represents the effects of the application of purchase accounting associated with the Acquisition, driven by the step-up of acquired inventory.
(d)

For the three months ended June 30, 2022 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), represents $10.0 million of annual advisory fee paid to Platinum Advisors. For the three months ended June 30, 2021 (Predecessor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the years ended March 31, 2021 and 2020 (Predecessor), represents $3.5 million of annual management fees payable to entities affiliated with Apollo Global Management, LLC.

(e)

For the period from August 1, 2021 to March 31, 2022 (Successor), the Company recorded a non-cash impairment charge of $405.0 million reducing the Higher Education goodwill and indefinite-lived intangible trademark by $385.0 million and $20.0 million, respectively.

For year ended March 31, 2020 (Predecessor), the Company recorded a non-cash impairment charge of $3.0 million related to the International trademark.

(f)

For the period from April 1, 2021 to March 31, 2022 (Successor), this primarily represents transaction and integration costs associated with the Acquisition and the Achieve3000 Acquisition. For all other periods presented, this primarily represents the transaction costs associated with the Merger Agreement entered between the Company and Cengage on May 1, 2019 and terminated on May 3, 2020.

(g)

Represents the write-off of unamortized deferred financing fees, original debt discount and other fees and expenses associated with the extinguishment of the Predecessor debt as a result of the Acquisition.

(h)

For the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), the amount represents (i) share-based incentive compensation expense of $11.7 million and $1.6 million, respectively, (ii) foreign currency exchange transaction impact of $0.8 million and $1.2 million, respectively, and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the periods from April 1, 2021 to July 31, 2021 (Predecessor) and August 1, 2021 to March 31, 2022 (Successor), the amount represents (i) acquisition related share-based incentive compensation expense of $135.0 million, (ii) foreign currency exchange transaction impact of $0.8 million and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the year ended March 31, 2021 and 2020 (Predecessor), the amount represents (i) non-cash incentive compensation expense of $7.3 million and $13.0 million, respectively, (ii) change in deferred real estate and lease incentives of $(0.9) million and $8.0 million, respectively, primarily related to the Company’s move to the new office location at 1325 Avenue of the Americas and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

Our Key Operating Metric

Billings is the key operating metric by which we measure our business.

We define Billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. Billings is a key metric used by management to manage our business and is the basis for all sales incentive compensation. We believe Billings provides investors with an important and consistent indicator of the health of our business. Billings includes amounts related to digital subscription contracts (“Digital Billings”), which is recognized as revenue ratably over the term of the subscription period and print amounts

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

related to print product orders, which is recognized as revenue at the time of shipment, provided that all other conditions for revenue recognition have been met. Billings reflects the sales activity in a given period and provides comparability from period-to-period during this time of digital transition and growth. While we believe that Billings provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management, it is important to note that other companies, including companies in our industry, may not use Billings, may calculate Billings differently, may have different Billing frequencies or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of Billings as a comparative measure.

Our digital offerings are sold both on a standalone basis and as part of bundled or blended offerings. In instances where we sell digital with a print component, it is our policy to bifurcate the sale between the digital and print components and attribute value to each of the components in accordance with GAAP.

Billings by segment is presented in the table below.

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
K-12	$381,203	$222,477	$390,269	$391,055	$781,324	$567,492	$639,207
Higher Education	77,829	80,966	527,671	148,435	676,106	694,947	661,824
Global Professional	41,692	37,918	101,182	54,298	155,480	146,112	158,944
International	42,600	42,583	122,407	60,346	182,753	181,569	200,478
Other	—	—	167	—	167	734	1,692

Total Billings	$543,324	$383,944	$1,141,696	$654,134	$1,795,830	$1,590,854	$1,662,145

Digital Billings by segment is presented in the table below.

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor	Predecessor

	Three Months Ended June 30,		August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
	2022	2021			2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
K-12	$161,880	$91,952	$137,809	$167,240	$305,049	$239,928	$262,105
Higher Education	66,022	72,642	446,512	114,570	561,082	571,449	496,235
Global Professional	23,429	22,739	57,814	32,344	90,158	83,341	75,599
International	11,872	13,180	60,631	18,180	78,811	79,603	52,813
Other	—	—	166	—	166	734	1,693

Total Digital Billings	$263,203	$200,513	$702,932	$332,334	$1,035,266	$975,055	$888,535

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

An investment in our Common Stock involves risk. You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes, before investing in our Common Stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or growth prospects. The selected risks described below, however, are not the only risks that we face. Additional risks and uncertainties not currently known to us or those that we currently view to be immaterial could also materially and adversely affect our business, financial condition, results of operations or growth prospects. In such a case the trading price of our Common Stock could decline and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” The Company’s actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Customer Markets

We face competition from both large, established industry participants and new market entrants, the risks of which are enhanced due to rapid changes in our industry and market.

Our competitors in the market for education products include a few large, established industry participants. Some established competitors have greater resources and less debt than us and, therefore, may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Our competitors’ abilities to provide products that are more advanced, less expensive, more secure or provide other benefits that our products do not provide could adversely impact our ability to compete.

The market shift toward digital education solutions has induced both established technology companies and new start-up companies to enter certain segments of our market. These new competitors have the possible advantage of not needing to transition from a print business to a digital business. The risks of competition are intensified due to the rapid changes in the products our competitors are offering, the products our customers are seeking and our sales and distribution channels, which create increased opportunities for significant shifts in market share. Competition may require us to reduce the price of some of our products, including competitive pressure from no- or low-cost products (“Open Educational Resources”) or make additional capital investments and may result in reductions in our market share and sales.

Increased availability of and support for free or relatively inexpensive products may reduce demand for or negatively impact the pricing of our products.

Free or relatively inexpensive educational products are becoming increasingly available, particularly in digital formats and through the internet. For example, some governmental and regulatory agencies have recently increased the amount of information they make publicly available at nominal cost or for free. In recent years, there have also been initiatives by not-for-profit organizations to develop educational content that can be “open sourced” and made available to educational institutions for free or nominal cost. In addition, there have been initiatives by the U.S. federal government and certain state governments to enact legislation or regulations that mandate or favor the use by educational institutions of open sourced content and provide funding for the same. The increased

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

availability of free or relatively inexpensive educational products may reduce demand for our products or require us to reduce pricing, thereby impacting our sales revenue.

Increased customer expectations for lower prices or free/discounted bundled products could reduce sales revenue.

As the market has shifted to digital products, customer expectations for lower-priced products has increased due to customer awareness of reductions in marginal production costs and the availability of free or low-cost digital content and products. As a result, there has been pressure, on occasion, to sell digital versions of products at prices below their print versions and pressure to include products and materials that are given away as part of bundled offerings. Increased availability of lower-priced or free/discounted bundled products increases competitive pressure and could reduce our sales revenue.

In addition, new distribution channels, such as the internet, online retailers, tablets and e-readers, present both risks and opportunities with respect to how we deliver content. As the portion of our business that consists of print products continues to decline, our need for certain facilities and arrangements, such as printing and warehousing, also declines. Some of the costs related to these facilities and arrangements are relatively fixed over the short term and, as a result, may not decline as quickly as the related revenue. If our print-related costs do not decline proportionately with our print-related revenue, our results of operations and financial condition would be adversely affected.

Our failure to win new state adoptions could adversely affect our revenue.

A significant portion of our revenue is derived from sales of K-12 instructional materials pursuant to pre-determined adoption schedules. Due to the revolving and staggered nature of state adoption schedules, sales of K-12 instructional materials have traditionally been cyclical, with some years offering more sales opportunities than others. For example, over the next few years, new adoptions are scheduled in one or more of the primary subjects of reading, language arts and literature, math, social studies and science in, among others, the states of California, Texas and Florida, which are the three largest adoption states. In each adoption decision for each state, we face significant competition and our materials are subject to regulatory approvals. Our failure to be selected to participate or do well in new state adoptions could materially and adversely affect our revenue for the year of adoption and subsequent years. In addition, pre-determined state adoptions can sometimes be delayed by the state unexpectedly. Such delays could affect the timing of sales in that state, and our operating results may be adversely affected.

Changes in state academic standards could affect our market and require investment in new or different products.

States may adopt new academic standards or revise existing academic standards, which may require us to significantly invest in the development of new products and/or make extensive modifications to our existing products that are offered for sale in those states. The timing of new or revised academic standards being adopted may not provide us with sufficient lead time to develop new products or modify our existing products or we may have to invest more than planned to complete such development or modifications within the allotted timeframe, which would adversely impact our return on investment.

Changes in the timing and scope of anticipated levels of federal, state and local education funding available for the purchase of instructional materials could adversely affect purchases for our K-12 products.

Public school districts are the primary customers for K-12 products. Most of those districts depend largely on state and local funding programs to purchase materials. In addition, many

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

school districts also receive substantial funding through federal education programs. State, local or federal funding available to school districts may be reduced as a result of reduced tax revenue, efforts to reduce government spending or increased allocation of tax revenue to other uses. Through Elementary and Secondary School Emergency Relief (“ESSER”) funds established in 2020 and 2021, the federal government allotted monies to significantly benefit primary and secondary schools. This approximately $200 billion in fiscal stimulus was meant to assist states in district reopening efforts, to facilitate the establishment of distance learning programs, to implement safety protocols and to provide emergency financial assistance to public school districts. These COVID-19-related funds are finite, and there is no assurance that we will be able to compensate for funding utilized to purchase learning materials once these federal funds expire in 2025. In addition, changes in the laws or regulations that give school districts flexibility in their use of funds previously dedicated exclusively to the purchase of instructional materials may reduce the share of district funds allocated to the purchase of instructional materials. Reductions in the amount of funding provided to school districts or reductions in the portion of those funds allocated to instructional materials could reduce demand for our K-12 products.

Factors that reduce enrollment at colleges and universities could adversely affect demand for our Higher Education products.

Enrollment in U.S. colleges and universities can be adversely affected by many factors, including demographic factors, changes in government and private student loan and grant programs, uncertainty about current and future economic conditions, general decreases in family income and net worth and a perception of uncertain job prospects for recent graduates. In addition, enrollment levels at colleges and universities outside the United States are influenced by the global and local economic climate, local political conditions and other factors that make predicting foreign enrollment levels difficult. While enrollment at degree-granting institutions in the United States has generally been steadily growing over the last several decades, enrollment levels have declined in recent years. Any reductions in enrollment at colleges and universities either within or outside the United States could adversely affect demand for our Higher Education products.

Additionally, students sometimes choose not to purchase assigned course materials, which can affect demand for our Higher Education products.

Evolving policy changes, increasing political pressures, community activism and funding shifts may impact the adoption of our titles in the K-12 market and affect the timing and cost of development and implementation.

There has recently been an increase in the number and extent of political, regulatory and social influences that have the potential to affect state and local adoptions of instructional materials. In particular, political pressures and community activism, influences from various demographic groups, accessibility requirements and the growing number of English Language Learners and low-income students in certain districts, could each impact state and local adoptions of instructional materials. These factors could also require unanticipated modifications to our programs, all of which could impact the sales of our programs. These factors have the potential to delay or impair sales of our products, result in our products becoming obsolete and/or cause us to incur additional product development costs.

The high degree of seasonality of our business can create volatility in operating results and cash flows.

Our business is seasonal. Purchases of our Higher Education products have traditionally been made in the second and third quarters of the fiscal year for the semesters starting classes in September and January. During recent years, as the Higher Education business continues to shift

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

towards digital sales, third fiscal quarter sales for the January semester have partially migrated to the fourth fiscal quarter. Purchases of K-12 products are typically made in the first and second quarters of the fiscal year for the beginning of the school year. This sales seasonality affects operating cash flow from quarter to quarter. There are months when we operate at a net cash deficit from our activities. In the year ended March 31, 2022, we realized approximately 24%, 33%, 23% and 20% of our total revenue during the first, second, third and fourth fiscal quarters, respectively, making second fiscal quarter results particularly material to our full-year performance. We cannot make assurances that our second fiscal quarter revenue will continue to be sufficient to meet our obligations or that they will be higher than revenue for our other quarters. In the event that we do not derive sufficient revenue, we may not be able to meet our debt service requirements and other obligations.

A change from up-front payment by school districts for multi-year licenses could adversely affect our cash flow.

In keeping with the past practice of curriculum adoption, school districts typically pay up-front when buying for multi-year periods. If school districts changed to spreading their payments to us over the term of the licenses, our near-term cash flow could be adversely affected.

Operational, Legal and Compliance Risks

Operational disruptions, malfunctions or intentional hacking of our technological systems such as our hosting systems and delivery platforms, could adversely affect our operations or business and cause financial loss and reputational damage.

In the ordinary course of our business, we may process, collect, store and transmit proprietary, confidential and sensitive information, including personal information. We depend on the internet and complex hosting systems, delivery platforms and other technological and interconnected systems to provide our products to our customers and to operate our business. Operational disruptions, malfunctions or security breaches could materially harm our relationships with our customers, suppliers or employees, result in the loss or unauthorized disclosure of customer data, including personal information, impair our order processing, damage our reputation in the industry and with our customers, result in theft of our funds or proprietary information or more generally adversely affect the performance or availability of our products and our ability to conduct business, which could result in liability, enforcement action, harm to our reputation, loss of revenue or financial loss. Remote work has also become more common and has increased risks to our information technology systems and data as more of our employees utilize network connections, computers and devices outside of our premises or network, including working at home, while in transit and in public locations.

We have implemented and maintain policies and processes and we deploy data security measures, which we believe to be reasonably designed to monitor our information technology systems in an effort to prevent, detect, address and mitigate these risks and satisfy regulatory, contractual and other legal requirements in the United States and other countries as required by our global footprint. The Company has from time to time experienced, and may continue to experience, cyber incidents. However, to the Company’s knowledge, no incident to date has resulted in any material security breach or the loss or disclosure of personal information. While we have not experienced any material security incidents, we cannot assure that such a breakdown, disruption or breach will not occur in the future, or that our security measures will be sufficient to prevent all such incidents. We have disaster recovery plans in place and maintain insurance to cover operational risks, but this insurance may not cover all costs associated with the consequences of information being compromised.

The costs of eliminating or alleviating cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or anticipate these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution or other critical functions. Further, any breaches of our security measures or the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive or confidential data, including personal information, about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us, our customers or the individuals affected to loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise materially harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Failure to comply with the increasing number of domestic and foreign privacy laws or to adequately protect personal data could cause financial loss, regulatory enforcement action and reputational damage.

Changes in the regulatory environment regarding privacy and data protection regulations could have a material adverse impact on our results of operations.

Across our businesses we hold large volumes of personal information, including that of employees, customers and students. We are therefore subject to an increasing number of privacy and data protection laws, regulations and standards in the United States and in foreign jurisdictions where we conduct business, including but not limited to: (i) the Children’s Online Privacy Protection Act, which requires companies to obtain parental consent before collecting personal information from children under the age of 13 and sets forth, among other things, a number of restrictions related to what information may be collected with respect to children under the age of 13; (ii) the Family Educational Rights and Privacy Act and various state student data privacy laws in connection with the personal information of students; (iii) the Health Insurance Portability and Accountability Act (“HIPPA”), as amended in connection with our self-insured health plan; (iv) the Payment Card Industry Data Security Standard in connection with the collection and storage of payment card information from customers; (v) the General Data Protection Regulation, including as retained in U.K. law, and corresponding E.U. member state data protection laws applicable to us; and (vi) recently enacted U.S. state comprehensive data privacy laws, such as the California Privacy Protection Act, the Colorado Privacy Act, the Utah Consumer Privacy Act and the Virginia Consumer Data Protection Act. Other states are also considering similar legislation that may impose new requirements or obligations on our business and how we collect and use personal information. We may, in the future, be subject to other similar privacy laws, regulations and standards, both in the United States and in foreign jurisdictions where we conduct business.

Our failure to comply with applicable privacy laws, regulations and standards or prevent the improper use or disclosure of the personal information we hold could lead to penalties, significant remediation costs, reputational damage, potential cancellation of existing contracts, enforcement action and/or an impaired ability to compete for future business. In addition, such laws, regulations and standards may be modified with little or no public notice or interpreted or applied in new manners, and we may be unable to anticipate or prepare appropriately for such modifications, interpretations or applications. We may incur substantial costs or expenses in attempting to modify our systems or other technology to address changes in these regulations or interpretations thereof. If these laws and regulations are interpreted and applied in a manner that is inconsistent with our existing data privacy practices and/or if we fail to respond appropriately, we could be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity. Any inability to address privacy and security concerns, even if unfounded, could harm our reputation and business.

Defects in our digital products could cause financial loss and reputational damage.

In the fast-changing digital marketplace, demand for innovative technology has generally resulted in short lead times for producing products that meet customer specifications. Growing demand for

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

innovation and additional functionality in digital products increases the frequency of the product development and product enhancement cycle, which in turn increases the risk that our products may contain flaws or corrupted data. These defects may only become apparent after product launch, particularly for new products and new features to existing products that are developed and brought to market under tight time constraints. Problems with the performance of our digital products could result in liability, cybersecurity vulnerabilities, loss of revenue or harm to our reputation. Additionally, we may suffer financial loss and reputational damage based on the nature and content of materials that we publish or distribute. Many factors affecting the acceptance and approval of the content in our products are beyond our control and can change over time, including federal, state and local legislation and regulations, as well as the political climate.

Our business is dependent upon our brand recognition and reputation, and if we fail to maintain or support our brand recognition or reputation, our business could be harmed.

We believe that we need to maintain and support our brand and our reputation in order to maintain our current customers and attract new customers. Many of our competitors have strong brand recognition. If we fail to maintain and support our brand recognition and reputation, it could influence our customers’ and potential customers’ perceptions of our products and lead them to choose competitors’ products over ours, thereby adversely impacting our business.

Our success in this area may depend on factors that are beyond our control, including: our ability to continue to offer high-quality, innovative and error- and bug-free products and platforms; our ability to maintain high customer satisfaction; our ability to successfully differentiate our products and platforms from those of our competitors; actions of competitors and other third parties; any misuse or perceived misuse of our products and platforms; cyber-attacks on or security breaches of our products and platforms or the platforms of our subcontractors; and adverse litigation, legislative or regulatory-related developments.

If our brand and reputation promotion activities are not successful, our operating results and growth may be harmed. Our competitors may have more resources than we do and may be able to devote greater resources to the development, promotion and sale of their products than we can. Even if we are successful in our promotional efforts, they may not be cost-effective. If we are unable to maintain consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

Furthermore, unfavorable media relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, regardless of its accuracy, may tarnish our reputation and reduce the value of our brand. Negative publicity and loss of brand equity may reduce demand for our products and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time-consuming, and such efforts may not ultimately be successful.

Legal actions against us, including putative class action lawsuits, could be costly to defend and could result in significant damages.

In the ordinary course of business, we are occasionally involved in legal actions and claims against us arising from our business operations. We are a defendant in a putative class action lawsuit alleging that our methodology for calculating royalties payable to certain of our Higher Education authors breaches the terms of our author agreements. We filed a motion to dismiss the lawsuit with the Southern District of New York, which was granted in part, with the plaintiffs voluntarily dismissing the portion of their claim that was not dismissed. The plaintiffs have filed an appeal with the U.S. Court of Appeals for the Second Circuit on their breach of contract claim.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We may become subject, from time to time, to additional legal proceedings and claims. The outcome of such legal proceedings and claims are inherently difficult to predict. While we believe, based on our current knowledge, that the outcome of currently pending matters will not have a material adverse effect on our financial condition, it is possible that current or future matters may result in adverse judgments, damages, fines, penalties or other impacts, which might result in reputational damage, substantial costs and/or diversion of management’s attention and resources, all of which might adversely impact our business, overall financial condition and results of operations. We have liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. However, there can be no assurance that our liability insurance will cover our damages and, if our liability insurance does cover our damages, that the limits of coverage will be sufficient to fully cover all potential liabilities and costs of litigation.

For more information related to our material legal proceedings, see “Business—Legal Proceedings,” Note 21, “Commitments and Contingencies,” to our consolidated financial statements and Note 14, “Commitments and Contingencies,” to our unaudited consolidated financial statements.

Failure to act in accordance with generally accepted ethical business standards or comply with applicable statutes regarding bribery, corruption, fraud, sanctions and competition could result in substantial financial cost and adversely impact our reputation.

We, our employees and the third parties we associate with are expected to adhere to high standards of ethical conduct. We are also subject to various federal, state, local and foreign laws and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, trade and economic sanctions laws and various antitrust and competition laws. We maintain compliance policies and conduct trainings that are designed to keep our practices in line with changing regulatory expectations and conducting the business in a legal and ethical manner. However, there is a risk that individuals associated with us, such as management, employees, sales agents or other third-party intermediaries or representatives, may take actions that violate applicable laws and regulations, for which we too could potentially be liable. Any regulatory inquiries or investigations could be costly, divert our management’s attention from other matters that are important to the operation of our business, harm our reputation or lead to litigation.

Increasing attention on environmental, social and governance (“ESG”) matters may impact our business, subject us to unforeseen liability or cause harm to our reputation.

Recently, various stakeholders, including lenders, customers, partners, local communities, regulators, public interest groups and consumers, are placing an increased focus on ESG matters, such as diversity, equity and inclusion, environmental protection and social responsibility. ESG standards are evolving. There are certain organizations that provide information to investors on ESG matters that have developed ratings processes for evaluating companies on their approach to such ESG matters with no universal standard applied for these ratings. While these ratings are used by some investors to inform their investment and voting decisions, they may result in misplaced focus on certain factors over others. If we are perceived, due to unfavorable ESG ratings or otherwise, to have not responded appropriately to those standards, regardless of whether there is a legal requirement to do so, such perception could have a negative impact on our reputation, which could, in turn, have a negative impact on our business, including as it relates to employee retention, consumer sales or investor interest.

While we may, from time to time, communicate certain initiatives and goals regarding ESG matters, there is no guarantee that we will be able to achieve these initiatives or goals. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside of our control, and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

which could have a material negative impact on our business and reputation. Additionally, the implementation of these initiatives imposes additional costs and other administrative burdens on us. Different stakeholders may assess our achievement of these standards inconsistently, which could result in a negative perception or misrepresentation of our policies and practices, and perceptions held by our various stakeholders or the communities in which we do business may be impacted by our ability to meet the standards imposed on us or that we choose or aspire to achieve. Our failure, or perceived failure, to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards on the time frames we announce could have negative impacts on our business, financial condition and results of operations and expose us to liability, including litigation.

A number of our customers may also adopt, or have already adopted, policies that impose standards on us, such as environmental testing requirements, social responsibility standards or with respect to sustainability. The failure to meet our customers’ requirements could have an adverse impact on our business, including our ability to retain such customers. In addition, any ESG issues in our own supply chain, such as human rights, safety or environmental issues, could have an adverse impact on our business, including harm to our reputation.

Additionally, unethical or fraudulent activities perpetrated by our directors, officers, senior management, employees, third-party suppliers and partners could expose us to potential reputational damage. Damage to our reputation for these or any other reasons could have a material adverse effect on our financial condition and results of operations, and could require additional resources to rebuild our reputation. Further, failure to comply with applicable laws and regulations and failure to maintain an effective system of internal controls may subject us to fines or sanctions and incurrence of substantial legal fees and costs. Our operating expenses could increase due to implementation of and compliance with existing and future laws and regulations or remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

Changes in accounting rules could adversely affect our future operating results.

Our consolidated financial statements are prepared in accordance with GAAP. These principles are subject to interpretation by various governing bodies, including the Financial Accounting Standards Board, that create and interpret appropriate accounting standards. Future periodic assessments required by current or new accounting standards may result in additional noncash charges and/or changes in presentation or disclosure. A change from current accounting standards could have a significant adverse effect on our reported financial position or results of operations.

Risks Related to Distribution, Sourcing and Talent

We are dependent on third-party distributors, representatives and retailers for a substantial portion of our sales.

In addition to our own sales force and websites, we offer our products through a variety of third-party distributors, representatives and retailers. We do not ultimately control the performance of our third-party distributors, representatives and retailers to perform as required or to our expectations. Also, certain of our distributors, representatives or retailers may market other products that compete with our products. The combination or loss of one or more of our distributors, representatives or retailers or their failure to effectively promote our products or otherwise perform in their functions in the expected manner could adversely affect our ability to bring our products to market and impact our revenue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Consolidation and concentration in our distribution and retail channels for our Higher Education products could adversely affect our profitability and financial results.

Some of our distribution, digital fulfillment and retail channels have experienced significant consolidation and concentration or otherwise have significant market share. In particular, we sell our Higher Education products through a small number of third-party distributors and retailers, and consolidation of these distributors and retailers would result in fewer, larger entities with increased bargaining power and the ability to demand terms that are less favorable to us. This concentration could potentially place us at a disadvantage with respect to negotiations regarding pricing and other terms, which could adversely affect our profitability and financial results.

An adverse change in orders or payments by a material reseller could adversely affect our financial results.

A significant portion of our sales are to a small number of resellers. As of March 31, 2022 and June 30, 2022, two customers comprised 24% and 4%, respectively, of the gross accounts receivable balance, respectively. No single customer accounted for 10% of our gross revenue for the year ended March 31, 2022 or for the three months ended June 30, 2022. An adverse change in orders or payments by a material reseller could adversely affect our financial results.

Unexpectedly large returns could adversely affect our financial results.

We generally permit our distributors to return products they purchase from us. When we record revenue, we record an allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns vary by one percentage point from the estimate we use in recording our allowance, the impact on operating income would be approximately $3.5 million for the year ended March 31, 2022.

We are dependent on third parties for the performance of many critical operational functions.

We rely on third parties for many critical operational functions, including general financial shared services, accounts payable, accounts receivable, royalty processing, printing, warehousing, distribution, technology support, online product hosting and certain customer support functions, and we may outsource additional functions to third-party providers in the future. Since those functions are provided by third parties, our ability to supervise and support the performance of those functions is limited.

In addition, we rely on arrangements with third-party shipping and freight forwarding companies for the delivery of our products. Freight and shipping charges may increase due to rising fuel cost, inflation or general price increases, and such increases would have an immediate adverse effect on our margins unless we are able to pass the increased charges to our customers or renegotiate terms with our suppliers.

The loss of one or more of these third-party partners, a material disruption in their business or their failure to otherwise perform their functions in the expected manner could adversely affect our ability to deliver our products to customers or otherwise cause disruptions in our business that would adversely affect our results of operations and financial condition.

We may not be able to retain or attract the key authors and talented personnel that we need to remain competitive and grow.

Our success depends, in part, on our ability to continue to attract and retain key authors and talented management, creative, editorial, technology, sales and other personnel. We operate in a

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

number of highly visible industry segments where there is intense competition for successful authors and other experienced, highly effective individuals. Our successful operations in these segments may increase the market visibility of our authors and personnel and result in their recruitment by other businesses. There can be no assurance that we can continue to attract and retain key authors and talented personnel and, if we fail to do so, it could adversely affect our business.

Our ability to control our employee and related labor costs is generally subject to numerous external factors, including prevailing wage rates, availability of labor and adoption of new or revised employment and labor laws and regulations. Recent economic uncertainties in the United States have led to a labor shortage, which, in addition to rising inflation, has contributed to an environment of escalating wages and salaries. As minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage associates, but also the wages paid to our other employees as well. Should we fail to increase our wages competitively in response to increasing wage rates or labor shortages, the quality of our workforce could decline, causing our customer service to suffer. Additionally, any increase in the cost of our labor could have an adverse and material effect on our operating costs, financial condition and results of operations.

A significant increase in operating costs and expenses due to inflation or other causes could have a material adverse effect on our profitability and cash flow.

Recent inflationary pressures have resulted in increased raw material, labor, energy, freight, logistics and other operating expenses. The cost of producing and supplying our products could be impacted by significant inflation in labor, raw materials, transportation and warehouse costs. Since we may not be able to fully offset our higher costs through price increases or improve our productivity sufficiently to nullify such impact of cost inflation, any material increase in our operating expenses due to inflation or other causes could result in lower margins and adversely impact our results of operations and cash flow.

Risks Related to Our Intellectual Property

Our intellectual property and proprietary rights may not be adequately protected under current laws and an increase in unauthorized copying and distribution of our products could adversely affect our sales, and an increase in efforts to combat such activities could increase our expenses, which may adversely impact our business, financial condition and results of operations.

Most of the value of our products consists of the intellectual property contained in them. As a result, the sale price of our products is high relative to the cost of copying them. This disparity makes our products tempting targets for unauthorized copying and distribution by both end-users and illegal commercial enterprises. We rely on copyright, trademark and other intellectual property laws to establish and protect our proprietary rights in our products; however, there can be no assurance that those rights won’t be challenged or invalidated. Litigation regarding intellectual property matters could result in substantial costs and diversion of the attention of management and other resources, and could have an adverse effect on our operations.

Further, our intellectual property rights may be infringed upon or otherwise violated despite the existence of intellectual property laws. The risk of unauthorized copying and distribution of our products is greatest in the higher education and professional markets, where the purchasers of our products are usually students and other individual customers who generally obtain our products through channels that are more susceptible to being used for the distribution of unauthorized copies. In recent years, technological and market changes have facilitated the unauthorized copying and distribution of our products to students and other individual customers. Of particular note is the development of online

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

distribution services that allow illegal commercial enterprises to utilize reputable and efficient marketplaces and fulfillment services for the distribution and sale of counterfeit copies of products. Our management believes that increases in unauthorized copying and distribution of our products, including through the increase of file-sharing between students, may have contributed to a decline in sales of our Higher Education products in recent years. The ability to remedy such violations may be limited, especially in foreign countries.

If we are unable to adequately protect and enforce our proprietary rights in our products, our competitive position may be harmed and our business and financial results could be materially and adversely impacted. While we and others in our industry have been, and continue to be, engaged in a variety of efforts to reduce the extent of counterfeit textbooks and other illegal copies of our products in the marketplace, further expansion of the unauthorized copying and distribution of our products could adversely affect our sales, and ongoing efforts to combat such activities could impact our expenses.

Additionally, in our agreements with customers, we may agree to indemnify them against any losses or costs incurred in connection with claims by a third party alleging that the customer’s use of our products infringes on the intellectual property rights of that third party. Accordingly, a customer accused of intellectual property infringement may seek indemnification from us. If we are required to indemnify or defend our customers from these or other claims, our financial condition and results of operations could be materially and adversely affected.

Risks Related to Strategic Initiatives and Financings

Our investments in new products and distribution channels may not be profitable.

In order to maintain a competitive position, we must continue to invest in new products and new ways to deliver them in order to enhance and improve our offerings to meet customer needs, which necessarily involves increased research and development costs and other costs associated with developing and adopting new technology. This is particularly true in the current environment where investment in new technology is ongoing and there are rapid changes in the products our competitors are offering, the products our customers are seeking, and our sales and distribution channels. Investments involve risks and uncertainties, some of which may differ from those historically associated with our operations and which could materially and adversely affect our business, results of operations and financial condition, including insufficient profit generation to offset liabilities assumed and expenses associated with the investment strategy and inability to identify new profitable business opportunities from expansion of existing products or services, among others.

Future acquisitions could disrupt our business and may divert management’s attention and, if unsuccessful, harm our business.

We may expand our business by making acquisitions that may not produce expected synergies, may be less profitable than expected, may consume substantial financial resources and/or may divert management’s attention from existing operations. Significant risks and uncertainties related to our acquisitions, which could materially and adversely affect our business, results of operations and financial condition, include the following:

•	acquisitions that do not ultimately align strategically with our goals and growth initiatives;

•	valuation methodologies that result in overpayment for an asset;

•	failure to identify risks during diligence or to accurately quantify the probability, severity and potential impact of the risks on our business;

•	exposure to new regulations, such as those in new geographies or those applicable to new products or services;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

inability to successfully integrate the acquired businesses, which may be more difficult, costly or time-consuming than anticipated, including inability to retain key employees, difficulties with integrating different business systems and technology platforms and consolidating corporate, administrative, technological and operational infrastructures;

•	distraction of management’s attention away from existing business operations while coordinating and integrating new and sometimes geographically dispersed organizations;

•	inability to preserve our and the acquired company’s customer, supplier and other important relationships;

•	inability to adapt to challenges of new markets, including geographies, products and services;

•	inability to adequately bridge possible differences in cultures, business practices and management philosophies;

•	inability to successfully operate in a new line of business;

•	substantial increases in our indebtedness; and

•	issues not discovered in our due diligence process.

We may record future goodwill or indefinite-lived intangibles impairment charges related to our reporting units, which could materially adversely impact our results of operations.

We test our goodwill and indefinite-lived intangibles asset balances for impairment during the fourth fiscal quarter of each year or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. We assess goodwill for impairment at the reporting unit level and, in evaluating the potential for impairment of goodwill, we make assumptions regarding estimated net sales projections, growth rates, cash flows and discount rates. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates are uncertain by nature and can vary from actual results. Declines in the future performance and cash flows of the reporting unit or small changes in other key assumptions may result in future goodwill impairment charges, which could materially adversely impact our results of operations.

Our substantial indebtedness may restrict our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.

We are a leveraged company that has substantial indebtedness. As of June 30, 2022, we had $3.7 billion face value of outstanding indebtedness (in addition to approximately $165.0 million available for additional borrowing under the ABL Revolving Credit Facilities), and between the Acquisition and June 30, 2022, we had total debt service of $162.1 million. Our substantial indebtedness could have important consequences. The agreements governing our indebtedness contain, and the agreements governing our indebtedness in the future may contain, restrictive covenants that limit, or may in the future limit, our ability to engage in activities that may be in our long-term best interest and/or hinder our ability to grow in accordance with our strategies. For example, our indebtedness could:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•	limit our ability to guarantee indebtedness;

•	pay dividends or make other distributions in respect of, repurchase or redeem, capital stock;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business; make us more vulnerable to downturns in our business or the economy;

•	limit our ability to enter into transactions with affiliates, make strategic acquisitions, engage in development activities, introduce new technologies or exploit business opportunities;

•	limit our ability to enter into agreements containing prohibitions affecting our subsidiaries’ ability to pay dividends;

•	cause us to make non-strategic divestitures; or

•	expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the Credit Facilities are at variable rates of interest.

A breach of the covenants under the Indentures or under the Credit Agreements or other indebtedness that we incur in the future could result in an event of default under the applicable indebtedness. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision. In addition, an event of default under the Credit Agreements would permit the lenders under the ABL Revolving Credit Facilities to terminate all commitments to extend further credit thereunder. Furthermore, if we were unable to repay the amounts due and payable under the Credit Facilities or other indebtedness that we incur in the future, those lenders could proceed against the collateral securing such indebtedness. In the event our lenders or holders of the 2022 Notes accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

For more information, see “Description of Material Indebtedness.”

We may not be able to generate sufficient cash flows from operations to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Additionally, we may not be able to obtain loans or other debt financings on commercially reasonable terms or at all. Even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreements and the Indentures restrict, and the agreements governing our indebtedness in the future may restrict, our ability to dispose of certain assets and use the proceeds from such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Because of these restrictions, we may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

business, financial position and results of operations and our ability to satisfy our obligations under our indebtedness.

The Indentures governing the 2022 Notes and the Credit Agreements governing the Credit Facilities contain, and the agreements governing our indebtedness in the future may contain, cross-default or cross-acceleration provisions that may result in all of the indebtedness issued under the Indentures and the Credit Agreements or such indebtedness to become immediately due and payable because of a default under an unrelated debt instrument.

Further, McGraw Hill, Inc. has no direct operations. Our most significant assets are the equity interests that we directly and indirectly hold in our subsidiaries. As a result, we are dependent upon dividends, cash pooling and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations and such dividends may be restricted by law, restrictions or taxes or repatriation or the instruments governing our indebtedness, including the Indentures, the Credit Agreements or other agreements of our subsidiaries. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Credit Facilities and borrowings under the agreements governing our future indebtedness may be, are at variable rates of interest and expose us to interest rate risk. As interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed may remain the same, and our profit and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming that the ABL Revolving Credit Facilities are fully drawn, each one-eighth percentage point change in interest rates would result in a change of approximately $2.9 million in annual interest expense on the indebtedness under the Credit Facilities. We are also exposed to interest rate risk on borrowings under our Cash Flow Credit Facilities and ABL Revolving Credit Facilities, which bear interest at variable rates with a LIBOR floor of 0.5% and 0.0%, respectively. An 100 basis-point increase in LIBOR on our debt balances outstanding as of June 30, 2022 would increase our annual interest expense by $21.1 million. No debt balance was outstanding under the ABL Revolving Credit Facilities as of June 30, 2022. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, it is possible that we will not maintain interest rate swaps with respect to any of our variable rate indebtedness. Alternatively, any swaps we enter into may not fully or effectively mitigate our interest rate risk.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, which could intensify the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future. For example, as of June 30, 2022, we had approximately $165.0 million available for additional borrowing under the ABL Revolving Credit Facilities. In addition, although the terms of the agreements governing our indebtedness contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial and the agreements governing our indebtedness in the future may not contain these restrictions. Further, these restrictions will not prevent us from incurring obligations that do not constitute indebtedness. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “—Our substantial indebtedness may restrict our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our ability to use net operating losses and other tax attributes to offset future taxable income may be subject to limitations.

Various rules may limit our utilization of our net operating losses and other tax attributes to offset future taxable income, including certain limitations that will apply if we undergo a significant change in ownership.

As of March 31, 2022, we had a U.S. federal net operating loss carryforward of $132.2 million, which will not expire, and $1.0 million which is subject to expiration in 2024-2027. We had state net operating loss carryforwards of $227.6 million, of which most will be subject to expiration between 2034-2041. We have carryforwards of U.S. federal research and development credits of $28.6 million which are subject to expiration in 2032-2042. Our non-U.S. net operating loss carryforwards as of March 31, 2022 are $57.1 million, predominantly in the U.K., Spain, Chile and Australia and are not subject to expiration. Unused U.S. federal net operating loss carryforwards for the tax year ended December 31, 2017 and prior years could expire unused and be unavailable to offset future income tax liabilities.

Under the Tax Cuts and Jobs Act (the “TCJA”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), U.S. federal net operating losses arising in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net operating losses in tax years beginning after December 31, 2020 is limited to 80% of current year taxable income in any given year. The CARES Act temporarily repealed the 80% taxable income limitation for tax years beginning before January 1, 2021; net operating loss carryforwards arising in tax years beginning after December 31, 2017, and carried forward to taxable years beginning after December 31, 2020, will be subject to the 80% limitation.

The TCJA also modified Section 163(j) of the Internal Revenue Code of 1986, as amended (the “Code”), to limit the deduction for business interest expense, in excess of business interest income, to 30% of adjusted taxable income for any taxable year beginning after December 31, 2017. Any business interest expense not allowed as a deduction in the taxable year is carried forward indefinitely.

Under Code Sections 382 and 383, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over any three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (including tax credits and business interest expense carryforwards) to offset its post-change income or taxes, as applicable, may be limited. We may experience ownership changes as a result of this offering and at other times in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our tax attributes is limited, it could impact our future operating results by effectively increasing our future cash tax obligations.

As of March 31, 2022, some of our U.S. federal net operating loss (“NOL”) carryforward is subject to the 80% limitation and all of our NOL and tax credit carryforwards are subject to the Code Sections 382 and 383 limitations. Similar limitations also apply to our state tax attributes. In the event of a subsequent ownership change, our tax attributes may become subject to more stringent limitations under Code Sections 382 and 383 limitations or similar state limitations.

Risks Related to Non-U.S. Operations and Sales

We face risks of doing business abroad.

As we continue to invest in and expand portions of our overseas business, we face exposure to the risks of doing business abroad, including, but not limited to:

•	lack of local knowledge or acceptance of our products and services;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	entrenched competitors;

•	the need to adapt our products to meet local requirements;

•	longer customer payment cycles in certain countries;

•	limitations on the ability to repatriate funds to the United States;

•	difficulties in protecting intellectual property, enforcing agreements and collecting receivables under certain foreign legal systems;

•

compliance under the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws, including potential liability resulting from actions by our sales agents or other third-party intermediaries;

•	the need to comply with local laws and regulations generally; and

•	in some countries, a higher risk of political instability, economic volatility, terrorism, corruption, social and ethnic unrest.

Fluctuations between foreign currencies and the U.S. dollar could adversely affect our financial results.

We derived approximately 12% and 10% of our total revenue in the year ended March 31, 2022 and the three months ended June 30, 2022, respectively, from our international sales operations. The financial position and results of operations of our international operations are primarily measured using the foreign currency in the jurisdiction of operation of such business as the functional currency. As a result, we are exposed to currency fluctuations both in receiving cash from our international operations and in translating our financial results into U.S. dollars. For example, foreign exchange rates had a favorable impact on our revenue of $3.0 million for the year ended March 31, 2022. We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. Our principal currency exposures relate to the Australian dollar, British pound, Canadian dollar, euro, Mexican peso and Singapore dollar. Assets and liabilities of our international operations are translated at the exchange rate in effect at each balance sheet date. Our income statement accounts are translated at the average rate of exchange during the period. A strengthening of the U.S. dollar against the relevant foreign currency reduces the amount of income we recognize from our international operations. In addition, certain of our international operations generate revenue in the applicable local currency or in currencies other than the U.S. dollar, but purchase inventory and incur costs primarily in U.S. dollars. While, from time to time, we may enter into hedging arrangements with respect to foreign currency exposures, variations in exchange rates may adversely impact our results of operations and profitability. The risks we face in foreign currency transactions and translation may continue to increase as we further develop and expand our international operations.

Changes in macroeconomic and geopolitical conditions can affect our business and results of operations.

Our business may be impacted by sustained uncertainty about global economic conditions; continued negative economic trends or instability; the ongoing COVID-19 pandemic, including related disruptions in supply chain, labor availability and raw material costs; heightened trade and geopolitical tension abroad or among other countries in which we operate or from which we procure product; civil unrest; political instability; military conflict; or another recession. Changes in global economic conditions could impact our profitability and cash flows as a result of lower customer demand and increased pricing pressure. We may not be able to adequately adjust our cost structure in a timely fashion to remain competitive, which may cause our profitability to suffer.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our business is subject to the risks of fire, floods and other natural catastrophic events, and to interruption by man-made problems such as computer viruses, data security breaches or terrorism.

Across our business, we and our third-party providers manage complex operational and logistical arrangements including warehouses and distribution centers. Our facilities or those of our third-party providers could be subject to catastrophic loss or business interruptions due to extreme weather events, including as a result of climate change (such as drought, wildfires and increased storm severity and frequency), earthquakes, tornadoes, floods, hurricanes, fire, power loss, telecommunication and information systems failure or other similar events. We maintain disaster recovery and business continuity plans that would be implemented in the event of incidents such as severe weather events; however, we cannot be certain that our plans will fully protect us or our third-party providers. Our insurance coverage may be insufficient to recover all such losses or we may not be able to reestablish our operations and, as a result, our customers or suppliers may experience material disruptions in their operations as a result of such events, which could materially and adversely affect our business, financial condition and results of operations. Additionally, prolonged health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in economic, social or labor instability, slow our sales process, result in customers not purchasing or renewing our learning platform or failing to make payments, and could otherwise have a material adverse effect on our business and our results of operations and financial condition.

We are also vulnerable to effects of man-made incidents such as computer viruses and data security breaches (see “—Operational, Legal and Compliance Risks—Operational disruptions, malfunctions or intentional hacking of our technological systems such as our hosting systems and delivery platforms, could adversely affect our operations or business and cause financial loss and reputational damage.”), terrorism and war.

Impacts of any of these events at a key facility could affect our business and our employees, disrupt our daily business and/or restrict our ability to provide products to our customers. Further, if a natural disaster or man-made incident were to result in telecommunication or electrical failure or affect internet service providers, our customers’ abilities to access and use our learning platforms could be adversely affected. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made incident, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities and lengthy interruptions in service, any of which could adversely affect our business, results of operations and financial condition.

Risks Related to Our Relationship with Platinum and Being a “Controlled Company”

After the completion of this offering, we will be a “controlled company” within the meaning of NYSE rules and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.

After the completion of this offering, Platinum will continue to control approximately         % of the voting power of our outstanding Common Stock (or         % of the voting power of all of our outstanding shares of Common Stock if the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder), and thus, hold more than a majority of the voting power of our outstanding Common Stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

certain corporate governance requirements, including the requirements that within one year of the date of the listing of our Common Stock:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of the NYSE;

•	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process; and

•	we complete an annual performance evaluation of our compensation and nominating and corporate governance committee.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not be composed entirely of independent directors, and such committees may not be subject to annual performance evaluations. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. After we cease to be a “controlled company,” we will be required to comply with the above referenced requirements within one year.

In addition, on June 20, 2012, the Securities and Exchange Commission (the “SEC”) adopted Rule 10C-1 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The national securities exchanges (including the NYSE) have since adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

Platinum controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, Platinum will beneficially own         % of the voting power of our Common Stock, or         % if the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder. As a result, Platinum will be able to control the election and removal of our directors and thereby control our policies and operations, including the appointment

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

of management, future issuances of our Common Stock or other securities, payment of dividends, if any, on our Common Stock, the incurrence or modification of indebtedness by us, amendment of our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Common Stock as part of a sale of our company and ultimately might affect the market price of our Common Stock. This concentration of ownership may also adversely affect our share price.

Moreover, we will agree to nominate to our board of directors individuals designated by Platinum in accordance with our investor rights agreement. Platinum will retain the right to designate a majority of our directors for so long as it beneficially owns at least 50% of the voting power of all shares of our outstanding stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Person Transactions—Agreements to Be Entered into in Connection with this Offering—Investor Rights Agreement” and “Description of Capital Stock.” Even when Platinum ceases to own shares of our stock representing a majority of the total voting power, for so long as Platinum continues to own a significant percentage of our stock, it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Platinum will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers.

Platinum is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that neither Platinum nor any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Platinum and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Among other things, these provisions:

•

permit our board of directors to establish the number of directors and fill vacancies and newly created directorships, other than certain directors that are nominated by Platinum pursuant to our investor rights agreement;

•	establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;

•

provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of Common Stock entitled to vote generally in the election of directors if Platinum and its affiliates cease to beneficially own at least 50% of shares of Common Stock entitled to vote generally in the election of directors;

•	provide for the ability of our board of directors to issue one or more series of preferred stock, including “blank check” preferred stock;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	restrict the forum for certain litigation against us to Delaware;

•	provide for advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•

provide certain limitations on convening special stockholder meetings once Platinum beneficially owns less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors;

•	prohibit cumulative voting in the election of directors;

•

provide that actions to be taken by our stockholders be taken only at an annual or special meeting of our stockholders, and not by written consent, once Platinum beneficially owns less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors;

•

provide (i) that the board of directors is expressly authorized to alter or repeal our amended and restated bylaws and (ii) that our stockholders may only amend our amended and restated bylaws with the approval of 66 2/3% or more of all of the outstanding shares of our stock entitled to vote if Platinum beneficially owns less than 50% of the total voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors; and

•

provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our stock entitled to vote, unless Platinum beneficially owns less than 50% of the total voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock. In addition, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Risks Related to Our Organizational Structure

We are a holding company. Our sole material asset after completion of this offering is our indirect equity interest in McGraw-Hill Education, Inc. and, as such, we will depend on our subsidiaries for cash to fund all of our expenses.

We are a holding company and will have no material assets other than our ownership of the stock of McGraw-Hill Education, Inc. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including McGraw-Hill Education, Inc., and such distributions may be restricted by covenants in our Credit Agreements and the Indentures and by any future agreements governing their indebtedness.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

The Company and its subsidiaries are subject to taxes by the U.S. federal, state, local and non-U.S. tax authorities. The future effective tax rates applicable to the Company and its subsidiaries as a group could be subject to volatility or adversely affected by a number of factors, including changes in the valuation of our deferred tax assets and liabilities, tax effects of stock-based compensation or

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

changes in tax laws, regulations or interpretations thereof. In addition, we and our subsidiaries may be subject to audits of our income, sales and other taxes by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our Common Stock, and an active, liquid trading market for our Common Stock may not develop, which may cause shares of our Common Stock to trade at a discount from the initial offering price and make it difficult to sell the shares of Common Stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Common Stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our Common Stock at an attractive price or at all. The initial public offering price per share of Common Stock will be determined by negotiations between us, the selling stockholder and the underwriters, and may not be indicative of the price at which shares of our Common Stock will trade in the public market after this offering. The market price of our Common Stock may decline below the initial offering price and you may not be able to sell your shares of our Common Stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution.

We anticipate the initial public offering price per share of our Common Stock will be substantially higher than the as further adjusted net tangible book value (deficit) per share of our Common Stock. Therefore, if you purchase shares of our Common Stock in this offering, you will pay a price per share that substantially exceeds our as further adjusted net tangible book value (deficit) per share after this offering. You will experience immediate dilution of $                per share, representing the difference between our as further adjusted net tangible book value (deficit) per share after giving effect to the Offering Reorganization Transactions, this offering and the assumed initial public offering price. You may experience additional dilution upon future equity issuances or upon the exercise of options to purchase our Common Stock granted to our employees, executive officers and directors under the 2021 Plan and the 2022 Plan that we intend to adopt in connection with this offering. See “Dilution.”

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price, and could result in our financial statements becoming unreliable.

As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act (“Section 404”). Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company will place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent fraud.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

can certify as to the effectiveness of our internal control over financial reporting. We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K for the year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). Section 404(a) requires that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Section 404(b) requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting. We expect our first Section 404(a) assessment will take place for our annual report for the year ending March 31, 2024. We are in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and the Public Company Accounting Oversight Board (the “PCAOB”) rules and regulations that require remediation. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our Common Stock may be adversely affected, and we could become subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.

Our stock price may change significantly following this offering, and you may not be able to resell shares of our Common Stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We, the selling stockholder and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Customer Markets” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors compared to market expectations;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions due to the COVID-19 pandemic;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of information technology companies;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our vendors of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;

•	changes in business or regulatory conditions which adversely affect our industry or us;

•	future issuances, exchanges or sales, or expected issuances, exchanges or sales of our Common Stock or other securities;

•	investor perceptions of or the investment opportunity associated with our Common Stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	adverse resolutions relating to new or pending litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our Common Stock or to repurchase shares, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our Common Stock or to

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

repurchase shares. The declaration, amount and payment of any future dividends on our Common Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facilities, 2022 Notes and other indebtedness we may incur and such other factors as our board of directors may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our Common Stock unless you sell our Common Stock for a price greater than your purchase price.

If securities or industry analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Common Stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. As a result of having publicly traded Common Stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Act, the PCAOB, as well as rules and regulations implemented by the SEC and NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We anticipate that these costs will materially increase our general and administrative expenses. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, including expanded corporate governance standards, diverting the attention of management away from revenue-producing activities.

In addition, these laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If we or our selling stockholder sell additional shares of our Common Stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Common Stock could decline.

The sale of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Common Stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. All of the shares of our Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, (the “Securities Act”) by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”). See “Shares Eligible for Future Sale.”

We, our directors, executive officers and holders of substantially all of the outstanding stock of McGraw Hill, Inc. immediately prior to this offering, including Platinum, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock for 180 days from the date of this prospectus, except with the underwriters’ prior written consent. See “Underwriting.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that Platinum will continue to be considered an affiliate following the expiration of the lock-up period based on its expected shares of ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, certain of the holders of these shares of Common Stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of Common Stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Common Stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock issued pursuant to the 2021 Plan and/or the 2022 Plan that we intend to adopt in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                shares of our Common Stock.

If our directors, executive officers or significant stockholders sell a substantial amount of our Common Stock or are perceived by the public markets as intending to sell them, the market price of our Common Stock could decline or may make it more difficult for you to sell your shares at a price you deem appropriate.

Sales of a substantial amount of shares of our Common Stock in the public market, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could cause the market price of our Common Stock to decline and may make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

with us or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to sell, directly or indirectly, any shares of Common Stock without the permission of Goldman Sachs & Co. LLC for a period of 180 days following the date of this prospectus. We refer to such period as the “lock-up period.” When the lock-up period expires, we and our security holders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements could cause our market price to fall or make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue                shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Common Stock, which may reduce its value.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we will enter into prior to the consummation of this offering with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaws provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have had notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “should” or “seeks,” or in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, however; we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results of operations, financial condition and liquidity or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following:

•	the incurrence of substantial costs in connection with this offering;

•	the competition our products and services face;

•	our investments in new products and distribution channels;

•	our failure to win new adoptions or reductions in anticipated levels of federal, state and local education funding available;

•	the order patterns and payment schedules of customers and high degree of seasonality related to our business;

•	changes in policy and funding shifts and the impact on our cost of development and implementation strategies;

•	the effect of various political and economic issues and our ability to comply with laws and regulations we are subject to, both in the United States and internationally;

•	our ability to adjust to developments in the economic or regulatory environment;

•	increased availability of other free or inexpensive products and customer expectations related to lower prices;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	current and potential litigation involving us;

•	malfunction or intentional hacking of our technological systems;

•	compliance with privacy laws and adequate protection of personal data;

•	defects in and an increase in unauthorized copying and distribution of our products;

•	our ability to defend challenges to our intellectual property rights in our products;

•	a material and sustained reduction in enrollment at colleges and universities;

•	our reliance on third-party distributors and the effects of consolidation in the distribution and retail channels;

•	large returns or changes in customer and/or reseller orders;

•	our ability to retain and attract qualified authors, employees and key personnel;

•	the global nature of our business, including the various laws and regulations applicable to us and fluctuations between foreign currencies and the U.S. dollar;

•	general economic conditions, including industry and market conditions, inflation and volatility;

•	our financing efforts, including our financial leverage;

•	our ability to make accurate assumptions or estimations in preparing our financial statements and our ability to correctly implement any required changes based on such assumptions or estimations;

•	our ownership structure;

•	various environmental, social and governance initiatives;

•	our stock price may be volatile and you may not be able to sell shares at or above the price at which you executed your purchase;

•	we do not anticipate paying dividends or repurchasing shares in the foreseeable future;

•	our dependence upon McGraw-Hill Education, Inc. and its controlled subsidiaries for our results of operations, cash flows and distributions; and

•	our status as a “controlled company” and the extent to which Platinum’s interests following this offering conflict with our or your interests.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of                 shares of Common Stock that we are selling in this offering will be approximately $                 million at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, we will not receive any such proceeds from the sale of shares of our Common Stock by the selling stockholder in this offering if the underwriters exercise their option to purchase additional shares of Common Stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of                 shares in the number of shares sold in this offering by us, as set forth of the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may affect the amount of time prior to which we may need to seek additional capital.

We intend to use our net proceeds from this offering to repay approximately $                 million of outstanding indebtedness under the Term Loan Facility.

As of June 30, 2022, $2.1 billion was outstanding under the Term Loan Facility. The interest rate applicable to borrowings under the Term Loan Facility is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility) or (2) LIBOR, plus an applicable margin (which is 4.75% for the Term Loan Facility. The interest rate on borrowings under the Term Loan Facility is subject to a LIBOR floor of 0.50%. As of September 30, 2022, the interest rate for the Term Loan Facility was 8.316%. The Term Loan Facility matures on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIVIDEND POLICY

We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our Common Stock. The declaration, amount and payment of any future dividends on our Common Stock will be, subject to compliance with applicable law, at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our ABL Revolving Credit Facilities, Cash Flow Credit Facilities, Indentures and other indebtedness or preferred securities we may incur or issue and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

McGraw Hill, Inc. is a holding company with no material assets other than indirect ownership of the stock of McGraw-Hill Education, Inc., and its operations are conducted through its wholly owned subsidiaries. Our operating subsidiaries are currently subject to certain restrictions and covenants under the ABL Revolving Credit Agreement, Cash Flow Credit Agreement and Indentures. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including McGraw-Hill Education, Inc., and such distributions may be restricted as a result of contractual agreements, including any future agreements governing their indebtedness. See “Risk Factors—Risks Related to Our Organizational Structure—We are a holding company. Our sole material asset after completion of this offering is our indirect equity interest in McGraw-Hill Education, Inc. and, as such, we will depend on our subsidiaries for cash to fund all of our expenses.” These restrictions and covenants may restrict the ability of those entities to make distributions to McGraw Hill, Inc. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Strategic Initiatives and Financings—Our substantial indebtedness may restrict our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.” Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2022:

•	on an actual basis;

•

on an as adjusted basis to give effect to the effectiveness of our amended and restated certificate of incorporation and stock conversion, each of which will occur prior to the consummation of this offering; and

•

on an as further adjusted basis to give effect to (i) the sale by us of                 shares of Common Stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and (ii) the application of the net proceeds to be received by us as described in “Use of Proceeds.”

The as further adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this capitalization table together with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness” as well as our audited consolidated financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes, each included elsewhere in this prospectus.

	As of June 30, 2022
($ in thousands, except per share data and par value)	Actual	As Adjusted	As Further Adjusted(1)
Cash and cash equivalents	$166,113	$	$

Debt:
Term Loan Facility(2)	2,040,429
Revolving Credit Facility(3)	—
2022 Secured Notes(4)	858,776
2022 Unsecured Notes(5)	683,287
ABL Revolving Credit Facilities(6)	—
Other Indebtedness(7)	21,104
Total debt	$3,603,596	$	$

Stockholders’ equity (deficit)(8)
Class A voting common stock, par value $0.01, 175.0 million shares authorized, 155.0 million shares issued and outstanding; and no shares authorized, issued and outstanding, as adjusted	1,550
Class B non-voting common stock, par value $0.01, 13.5 million shares authorized, 1,312,026 shares issued and outstanding; and no shares authorized, issued and outstanding, as adjusted	13
Common Stock, no shares authorized, issued and outstanding, actual; and par value $ , shares issued and outstanding, as adjusted	—
Additional paid-in capital	1,549,046
Accumulated deficit	(607,499)

Accumulated other comprehensive loss	(4,117)

Total stockholders’ equity (deficit)	938,993

Total capitalization	$2,664,603	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

increase (decrease) the net proceeds we receive in this offering and each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The Term Loan Facility is presented at $2,040.4 million ($2,109.1 million face value less unamortized discount and deferred financing costs).
(3)	The Revolving Credit Facility provides for $150.0 million in revolving credit commitments. As of June 30, 2022, there was no borrowing outstanding under the Revolving Credit Facility.
(4)	The 2022 Secured Notes are presented at $858.8 million ($900.0 million face value less unamortized discount and deferred financing costs).
(5)	The 2022 Unsecured Notes are presented at $683.3 million ($717.5 million face value less unamortized discount and deferred financing costs).
(6)

The ABL Revolving Credit Facilities provide for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity. As of June 30, 2022, there was no borrowing outstanding under ABL Revolving Credit Facilities.

(7)

Represents certain finance lease obligations for computer systems, office equipment and vehicles. See Note 10, “Leases,” to our unaudited consolidated financial statements for further discussion of our finance leases.

(8)

Stockholders’ equity (deficit) on an as further adjusted basis gives effect to this offering of shares of our Common Stock as contemplated by this prospectus, and does not give effect to any exercise of the underwriters’ option to purchase additional shares of Common Stock from the selling stockholder for 30 days following the date of this prospectus. If the underwriters exercise in full their option to purchase additional shares of Common Stock from the selling stockholder, then the total Stockholders’ equity as of June 30, 2022, on an as further adjusted basis, would be                 .

The above discussion and table are based on                 shares of our Common Stock outstanding as of                 , 2022 and excludes the following:

•

                shares of Common Stock reserved for issuance under the 2021 Plan or                 shares of Common Stock reserved for issuance under the 2022 Plan, which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—Components of Compensation for the Year Ended March 31, 2022—Long-Term Incentive Plans—2022 Plan;”

•	shares of our common stock issuable upon the exercise of outstanding stock options as of , 2022, at a weighted average exercise price of $ per share, of which options are exercisable as of such date;

•	No exercise of the underwriters’ option to purchase up to additional shares of Common Stock from the selling stockholder.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DILUTION

If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent the offering price paid by purchasers of our Common Stock in this offering will exceed the as further adjusted net tangible book value (deficit) per share of our Common Stock upon completion of this offering.

As of June 30, 2022, we had as adjusted net tangible book value (deficit) of $                million, or $                 per share of Common Stock. As adjusted net tangible book value (deficit) is equal to total tangible assets less total liabilities, which is not included within stockholders’ equity, after giving effect to the effectiveness of our amended and restated certificate of incorporation and stock conversion, each of which will occur prior to the consummation of this offering, assuming such transactions had taken place on June 30, 2022. As adjusted net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit) by the aggregate number of shares of our Common Stock outstanding, after giving effect to the adjustment described above.

After giving further effect to our sale of shares of Common Stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the use of proceeds therefrom as described in “Use of Proceeds,” after deducting the underwriting discounts and estimated offering expenses payable by us, our as further adjusted net tangible book value (deficit) as of June 30, 2022 would have been $                 million, or $ per share of Common Stock. This represents an immediate increase in as further adjusted net tangible book value (deficit) of $ per share to our existing stockholders and an immediate dilution of $                 per share to new investors purchasing shares of Common Stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of Common Stock		$
As adjusted net tangible book value (deficit) per share as of June 30, 2022	$

Increase in as further adjusted net tangible book value (deficit) per share of Common Stock attributable to investors in this offering and the use of proceeds from this offering	$

As further adjusted net tangible book value (deficit) per share of Common Stock after giving effect to this offering		$

Dilution per share of Common Stock to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) our as further adjusted net tangible book value (deficit) by approximately $                 million, or approximately $                 per share, and the dilution per common share to new investors in this offering by approximately $                 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of                 shares in the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted net tangible book value (deficit) per share by approximately $                million and decrease (increase) the dilution per share to new investors by approximately $                , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes, as of June 30, 2022, on the same as adjusted basis, the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share of Common Stock paid by existing stockholders or to be paid by new investors purchasing shares of Common Stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares of Common Stock:

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		Per Share
Existing Owners			%	$			%	$

New investors in this offering

Total		100%			$	100%		$

The outstanding share information in the table above is based on                 shares of Common Stock outstanding as of June 30, 2022 and excludes:

•

                shares of Common Stock reserved for issuance under the 2021 Plan or                 shares of Common Stock reserved for issuance under the 2022 Plan, which we intend to adopt in connection with this offering. See “Executive Compensation—Compensation Discussion and Analysis—Components of Compensation for the Year Ended March 31, 2022—Long-Term Incentive Plans—2022 Plan;”

•	shares of our common stock issuable upon the exercise of outstanding stock options as of , 2022, at a weighted average exercise price of $ per share, of which options are exercisable as of such date.

If the underwriters exercise their option to purchase additional shares of Common Stock from the selling stockholder in full, the percentage of shares of our Common Stock held by our existing stockholders would be reduced to                , or approximately                 % of the total shares of Common Stock outstanding after this offering, which would increase the number of shares held by new investors to                 , or approximately                 % of the total shares of Common Stock outstanding after this offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been adjusted to depict the accounting for the Transactions (“Transaction Accounting Adjustments”), which reflect the application of the accounting required by Generally Accepted Accounting Principles (“GAAP”), and rules of the SEC, linking the effects of the Transactions to the Company’s historical consolidated financial statements.

The unaudited pro forma condensed combined financial information has been prepared to reflect the pro forma effects of the following transactions (collectively, the “Transactions”):

•

The Acquisition and related financing—On July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. In connection with the Acquisition, McGraw-Hill Education, Inc. and certain of its affiliates (1) entered into the Cash Flow Credit Agreement (as defined below) that provides for (i) an initial $1,550.0 million term loan facility and (ii) an initial $150.0 million revolving credit facility, (2) entered into the ABL Revolving Credit Agreement (as defined below) that provides for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity and (3) assumed the obligations of (i) $900.0 million of 2022 Secured Notes (as defined below) and (ii) $725.0 million of 2022 Unsecured Notes (as defined below), each of which were initially issued by an escrow issuer in connection with the Acquisition Financing (collectively, the “Financing Transactions”).

In addition, concurrent with the closing of the Acquisition and the Financing Transactions, McGraw-Hill Education, Inc. repaid in full or satisfied and discharged in full all of the obligations under the Existing Credit Facilities (as defined below) and Existing Notes (collectively the “Refinancing”); and

•

The Achieve3000 Acquisition—On November 1, 2021, McGraw-Hill Education, Inc. acquired 100% of the equity interests in AC Holdco, Inc. (“Achieve3000”), which was financed by an additional $575.0 million of incremental borrowings under the Term Loan Facility (as defined below), an equity contribution of $125.0 million by Platinum and Company cash (the “Achieve3000 Acquisition”).

The unaudited pro forma condensed combined statements of operations for the three months ended June 30, 2022 and for the year ended March 31, 2022, give pro forma effect to the Transactions as if they had occurred on April 1, 2021. An unaudited pro forma condensed combined balance sheet is not presented since the Transactions are included within our historical audited consolidated balance sheet as of March 31, 2022, included elsewhere in this prospectus.

Description of Transactions

The Acquisition and related financing

On July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4,713.0 million (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.

In connection with the Acquisition, McGraw-Hill Education, Inc. and certain of its affiliates (1) entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) that provides for (i) an initial $1,550.0 million term loan facility maturing in 2028 (the “Term Loan Facility”) and (ii) an initial $150.0 million revolving credit facility maturing in 2026 (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively the “Cash Flow Credit Facilities”); (2) entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) that provides for (i) a $165.0 million U.S. revolving credit facility maturing in 2026, subject to U.S. borrowing base capacity (the “U.S. ABL Revolving Credit Facility”), and (ii) a $35.0 million non-U.S. revolving credit facility maturing in 2026, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”); and (3) assumed the obligations of (i) the $900.0 million aggregate principal amount of 5.750% Secured Notes due 2028 (the “2022 Secured Notes”) and (ii) the $725.0 million aggregate principal amount of 8.000% Senior Notes due 2029 (the “2022 Unsecured Notes” and, together with the 2022 Secured Notes, the “2022 Notes”).

In addition, concurrently with the Acquisition and Financing Transactions, McGraw-Hill Education, Inc. consummated the Refinancing, in which McGraw-Hill Education, Inc. repaid in full, or satisfied and discharged in full, all of the obligations under (i) the $1,364.0 million term loan facility due 2024 (the “Existing Term Loan Facility”), (ii) the $95.0 million of a receivables facility due 2023 (and, together with the Existing Term Loan Facility, the “Existing Credit Facilities”), (iii) the $687.0 million outstanding of 8.0% senior secured notes due 2024 (the “2021 Senior Secured Notes”) and (iv) $34.0 million outstanding of 7.785% senior notes due 2024 (and, together with the 2021 Senior Secured Notes, the “Existing Notes”).

The pro forma financial information gives effect to the Acquisition, the Financing Transactions and the Refinancing, which includes adjustments for the following (collectively, the “Acquisition and related financing Transaction Accounting Adjustments”):

•	Application of the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805;

•	The impacts of the Financing Transactions and the Refinancing on interest expense and debt issuance costs;

•	Compensation expense associated with stock awards that were modified upon Acquisition to liability awards with a post-acquisition service period;

•	Advisory fees paid to entities and investment funds affiliated with our equity owners; and

•	The effect of the above transaction accounting adjustments on income tax expense.

The Achieve3000 Acquisition

On November 1, 2021, McGraw-Hill Education, Inc. acquired 100% of the equity interests of Achieve3000 pursuant to an Agreement and Plan of Merger, dated August 28, 2021, for a purchase price of $701.1 million. The Achieve3000 Acquisition was financed by an additional $575.0 million of incremental borrowings under the Term Loan Facility, an equity contribution of $125.0 million by Platinum and Company cash.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The pro forma financial information gives effect to the Achieve3000 Acquisition, which includes adjustments for the following (collectively, the “Achieve3000 Transaction Accounting Adjustments”):

•	Application of the acquisition method of accounting under the provisions of ASC Topic 805, Business Combinations;

•

The impacts of the additional $575.0 million of incremental borrowings under the Term Loan Facility that was used to finance the Achieve3000 Acquisition on interest expense and debt issuance costs; and

•	The effect of the above transaction accounting adjustments on income tax expense.

The Acquisition and the Achieve3000 Acquisition were treated as business combinations and accounted for under the acquisition method in accordance with ASC Topic 805, Business Combinations. In accordance with ASC Topic 805, Business Combinations, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values, with any excess over the purchase consideration recorded as goodwill. McGraw-Hill Education, Inc. has completed the determination of the fair values of the identifiable assets acquired and liabilities assumed upon acquisition, which has been used to prepare the Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and represents management’s best estimates based on information available as of the date of this prospectus and assumptions that management believes are reasonable. They do not purport to represent what the actual consolidated results of operations or financial condition of the Company would have been had the Transactions occurred on the dates indicated, or any other date, nor are they necessarily indicative of the Company’s future consolidated results of operations or financial position.

The assumptions and estimates underlying the pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are fully described in the accompanying notes, and such assumptions and estimates should be reviewed in their entirety. The unaudited pro forma condensed combined financial information does not give effect to any anticipated costs savings, operating synergies or operating efficiencies that may result from the Transactions or any integration costs.

The unaudited pro forma condensed combined financial information should be read together with “Use of Proceeds,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2022

(In thousands, except share and per share data)

	McGraw Hill Historical	The Acquisition and related financing Transaction Accounting Adjustments		Achieve3000 Acquisition Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$511,092	$—		$—		$511,092
Cost of sales	135,179	(2,555)	A	—		132,624

Gross profit	375,913	2,555		—		378,468
Operating expenses:
Operating and administrative expenses	243,254	—		—		243,254
Depreciation	10,013	—		—		10,013
Amortization of intangibles	68,551	(1,223)	D	(58)	H	67,270

Total operating expenses	321,818	(1,223)		(58)		320,537

Operating income (loss)	54,095	3,778		58		57,931
Interest expense (income), net	63,753	(24)	E	(22)	I	63,707

Income (loss) before taxes on income	(9,658)	3,802		80		(5,776)
Income tax provision (benefit)	(397)	989	F	21	J	613

Net income (loss)	$(9,261)	$2,813		$59		$(6,389)

Earnings (loss) per share:
Basic and Diluted						$(0.04)
Weighted average number of shares outstanding:
Basic						156,312,026
Diluted						156,312,026

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2022

(In thousands, except share and per share data)

	Predecessor	Successor
	April 1, 2021 to July 31, 2021	August 1, 2021 to March 31, 2022				April 1, 2021 to October 31, 2021
			The Acquisition and related financing Transaction Accounting Adjustments		As adjusted before Achieve3000 Historical and Acquisition Transaction Accounting Adjustments	Achieve3000 Historical	Achieve3000 Acquisition Transaction Accounting Adjustments		Pro Forma Combined
	Historical
Revenue	$650,603	$1,139,617	$—		$1,790,220	$67,394	$—		$1,857,614
Cost of sales	139,303	254,324	24,896	A	418,523	2,460	—		420,983

Gross profit	511,300	885,293	(24,896)		1,371,697	64,934	—		1,436,631
Operating expenses:
Operating and administrative expenses	340,419	675,692	19,900	B	1,036,011	36,587	—		1,072,598
Depreciation	22,171	21,098	(8,750)	C	34,519	6,380	—		40,899
Amortization of intangibles	16,439	179,991	48,969	D	245,399	4,127	28,825	H	278,351
Impairment charges	—	405,000	—		405,000	—	—		405,000
Transaction costs	20,999	65,664	—		86,663	799	—		87,462

Total operating expenses	400,028	1,347,445	60,119		1,807,592	47,893	28,825		1,884,310

Operating income (loss)	111,272	(462,152)	(85,015)		(435,895)	17,041	(28,825)		(447,679)

Interest expense (income), net	54,859	161,754	(1,990)	E	214,623	2,287	31,024	I	247,934
Loss on extinguishment	75,800	—	—		75,800	—	—		75,800
Other (income) expense	(3,500)	—	—		(3,500)	—	—		(3,500)

Income (loss) before taxes on income	(15,887)	(623,906)	(83,025)		(722,818)	14,754	(59,849)		(767,913)
Income tax provision (benefit)	5,250	(25,668)	(21,587)	F	(42,005)	3,236	(15,561)	J	(54,330)
	—	—	(6,559)	G	(6,559)	—	—		(6,559)

Net income (loss)	$(21,137)	$(598,238)	$(54,879)		$(674,254)	$11,518	$(44,288)		$(707,024)

Earnings (loss) per share:
Basic and Diluted									$(4.52)
Weighted average number of shares outstanding:
Basic									156,312,026
Diluted									156,312,026

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 1—Basis of Preparation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the pro forma results of operations based upon the historical financial information after giving effect to the Transactions and related Transaction Accounting Adjustments set forth in the notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations for the three months ended June 30, 2022 and for the year ended March 31, 2022 gives pro forma effect to the Transactions as if they had occurred on April 1, 2021. An unaudited pro forma condensed combined balance sheet is not presented since the Acquisition, the Financing Transactions, the Refinancing and the Achieve3000 Acquisition have already been included within our historical audited consolidated balance sheet as of March 31, 2022, included elsewhere in this prospectus.

The term “Predecessor” refers to McGraw-Hill Education, Inc. and its subsidiaries prior to giving effect to the consummation of the Acquisition and reflects the period from April 1, 2021 to July 31, 2021. The term “Successor” refers to McGraw Hill, Inc. and its subsidiaries after giving effect to the consummation of the Acquisition and reflects the period from August 1, 2021 to March 31, 2022.

The accompanying financial information of McGraw Hill, Inc. and its subsidiaries (the “Company”) includes a black line division to distinguish the Successor and Predecessor periods.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2022 has been derived from:

•

The historical audited consolidated financial statements of the Company for the periods from April 1, 2021 to July 31, 2021 (Predecessor) and August 1, 2021 to March 31, 2022 (Successor) and the related notes, included elsewhere in this prospectus; and

•	The historical unaudited consolidated financial statements of Achieve3000 for the period April 1, 2021 to October 31, 2021.

Achieve3000 has a fiscal year end of December 31, and as such, the historical period presented of April 1, 2021 to October 31, 2021 was derived from the unaudited consolidated financial statements of Achieve3000 for the nine months ended September 30, 2021, less the historical unaudited consolidated financial statements for the three months ended March 31, 2021, plus the unaudited consolidated financial statements for the one-month period October 31, 2021. The historical results of operations for Achieve3000 for the period of November 1, 2021 to March 31, 2022 are included within the historical audited consolidated financial statements of the Company.

The unaudited pro forma condensed combined statement of operations for the three months ended June 30, 2022 has been derived from the historical unaudited consolidated financial statements of the Company for the three months ended June 30, 2022 and the related notes, included elsewhere in this prospectus.

The following unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and represent management’s best estimates based on information available as of the date of this prospectus and assumptions that management believes are reasonable. They do not purport to represent what the actual consolidated results of operations or financial condition of the Company would have been had the Transactions occurred on the dates indicated, or any other date, nor are they necessarily indicative of the Company’s future consolidated results of operations or financial position.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The assumptions and estimates underlying the pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are fully described in the accompanying notes. The unaudited pro forma condensed combined financial information does not give effect to any anticipated costs savings, operating synergies or operating efficiencies that may result from the Transactions or any integration costs.

Note 2—Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in the Company’s audited consolidated financial statements as of and for the year ended March 31, 2022. Upon consummation of the Achieve3000 Acquisition, management performed a comprehensive review of the accounting policies to conform the accounting policies to those of the Company. In doing so, management has not identified differences that would have a material impact on the unaudited pro forma condensed combined statement of operations. As a result, the unaudited pro forma condensed combined statement of operations does not assume any differences in accounting policies.

The pro forma basic and diluted loss per share amounts presented in the unaudited condensed combined statement of operations are based on the number of the post-combination shares outstanding assuming the transactions occurred on April 1, 2021.

Note 3—Notes to unaudited pro forma condensed combined statement of operations

Transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended June 30, 2022 and for the year ended March 31, 2022, are as follows:

The Acquisition and related financing Transaction Accounting Adjustments

A.

Represents the amortization of the step-up in value of inventory to its estimated fair value based on the purchase price allocation. The fair value was determined based on the expected selling price less the remaining manufacturing and selling costs and a normal profit margin on those costs. The amortization of the step-up in value of inventory is recognized based on the amount of inventory that is expected to be sold within two years of the closing of the Acquisition. The adjustments to amortization reflect the impact to actual amortization of computing the pro forma expense as if the Acquisition had occurred on April 1, 2021 utilizing the inventory turnover expected to occur within two years of the closing of the Acquisition.

B.

Represents the net impact to operating and administrative expenses resulting from (1) a $17.7 million post-combination compensation expense related to the stock-based compensation awards that converted to service-based liabilities upon consummation of the Acquisition; and (2) $2.2 million related to the annual advisory fee paid to Platinum Equity Advisors, LLC. See “Certain Relationships and Related Person Transactions—Related Party Transactions in Effect Prior to this Offering—Advisory Agreement.”

C.

Represents the net impact to depreciation expense resulting from (1) the removal of depreciation expense in the Predecessor period related to certain deferred technology costs that were recharacterized to definite-lived technology intangible assets based on the purchase price allocation; and (2) the step-up in value of our remaining deferred technology costs and our property, plant and equipment to their estimated fair values based on the purchase price allocation. Depreciation expense is calculated on a straight-line basis using the assets estimated useful lives.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

D.

Represents the net impact to amortization expense related to the estimated fair value of the definite-lived intangible assets acquired in connection with the Acquisition less the removal of historical amortization expense. The fair values of the definite-lived intangible assets acquired are amortized over their useful lives. Technology and Customer intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of the year digits method. The net impact to amortization expense is determined as follows:

			Amortization expense
($ in thousands)	Estimated fair value	Estimated useful life in years	Three Months Ended June 30, 2022	Year Ended March 31, 2022
Trademarks	$576,000	Indefinite	$—	$—
Content	1,200,000	10-15	42,338	178,526
Technology	257,000	7	9,179	36,714
Customers	200,000	6-14	6,803	27,211

Total pro forma amortization expense			58,320	242,451

Less historical amortization			59,543	193,482

Net transaction accounting adjustment			$(1,223)	$48,969

The following table is the pro forma amortization expense for intangible assets for each of the next five years and thereafter:

Amortization Expense
2023	$227,774
2024	213,096
2025	198,418
2026	183,740
2027	169,062
2028 and thereafter	422,459

E.

Represents the net impact to interest expense resulting from interest on our Term Loan Facility, 2022 Secured Notes, 2022 Unsecured Notes and Revolving Credit Facilities, used to finance the Acquisition and the amortization of the related debt issuance costs, less the removal of historical interest expense. The net impact to interest expense is determined as follows:

($ in thousands)	Three Months Ended June 30, 2022	Year Ended March 31, 2022
Interest on new borrowings:
Term Loan Facility(i)	$21,545	$82,600
2022 Secured Notes(ii)	12,937	51,750
2022 Unsecured Notes(iii)	14,350	58,022
Revolving Credit Facilities(iv)	393	1,575
Amortization of debt discount(v)	3,466	13,311
Amortization of deferred financing costs(v)	983	3,786

Total pro forma interest expense	53,674	211,044

Less historical interest expense(vi)	53,698	213,034

Net transaction accounting adjustment	$(24)	$(1,990)

i.	The Term Loan Facility bears interest at LIBOR plus 4.75%. The interest expense is reflected as if the initial $1,550.0 million Term Loan Facility was outstanding on April 1, 2021

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and scheduled quarterly principal payments in amounts equal to 0.25% of the original principal amount occurred at the end of each fiscal quarter thereafter. Actual scheduled quarterly principal payments began with the quarter ending December 31, 2021. To the extent that LIBOR exceeds 0.5%, our indebtedness under the Term Loan Facility will bear interest at a variable rate. As a result, assuming LIBOR exceeds 0.5%, each one-eighth percent change in interest rates for the Term Loan Facility would change pro forma interest expense by approximately $1.9 million for the year ended March 31, 2022.
ii.	The 2022 Secured Notes bear interest at 5.750%.
iii.	The 2022 Unsecured Notes bear interest at 8.000%.
iv.	Reflects the 0.375% unused commitment fees on the ABL Revolving Credit Facilities and the 0.5% unused commitment fees on the Revolving Credit Facility as if incurred on April 1, 2021.
v.

Represents the amortization expense associated with the debt discount and deferred financing costs related to the Term Loan Facility, the 2022 Secured Notes, the 2022 Unsecured Notes and the Revolving Credit Facilities. The debt discount and deferred financing costs are amortized using the effective interest rate method.

vi.

For the year ended March 31, 2022, the amount includes interest expense and amortization of debt issuance costs associated with the additional $575.0 million of incremental borrowings under the Term Loan Facility that was used to finance the Achieve3000 Acquisition.

F.

Represents the income tax effect on the transaction accounting adjustments using a blended U.S. federal and state statutory tax rate of 26%. This rate is not necessarily indicative of our future effective tax rate.

G.

As a result of the Acquisition, the Company determined the U.S. valuation allowance was no longer required. As such, the combined entity would have benefited from the Company’s pretax losses in the Predecessor period presented. This transaction accounting adjustment is to reflect the income tax benefit using the statutory tax rate with the benefit of the U.S. losses in the period.

The Achieve3000 Acquisition Transaction Accounting Adjustments

H.

Represents the net impact to amortization expense related to the estimated fair value of definite-lived intangible assets acquired in connection with the acquisition, less the removal of historical amortization expense. The fair values of the definite-lived intangible assets acquired are amortized over their useful lives. Technology and Customer intangibles are amortized on a straight-line basis while Trademark intangibles are amortized using the sum of the year digits method. The net impact to amortization expense is determined as follows:

			Amortization expense
($ in thousands)	Estimated fair value	Estimated useful life in years	Three months ended June 30, 2022	Year ended March 31, 2022
Trademarks	$20,000	10	$884	$3,785
Customers	25,000	6	1,042	4,167
Technology	170,000	6-8	6,250	25,000

Total pro forma amortization expense			8,176	32,952
Less: historical amortization expense			8,234	4,127

Net transaction accounting adjustment			$(58)	$28,825

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table is the pro forma amortization expense for intangible assets for each of the next five years and thereafter:

Amortization Expense
2023	$32,555
2024	32,158
2025	31,762
2026	31,365
2027	30,968
2028 and thereafter	23,240

I.

Represents the net increase in interest expense resulting from interest on the additional $575.0 million of incremental borrowings under the Term Loan Facility and amortization of the related debt issuance costs, less the removal of Achieve3000 historical interest expense. The net increase in interest expense is determined as follows:

($ in thousands)	Three Months Ended June 30, 2022	Year Ended March 31, 2022
Interest on new borrowings:
Incremental borrowings under the Term Loan Facility(i)	$7,993	$30,642
Amortization of debt discount(ii)	623	2,423
Amortization of deferred financing costs(ii)	63	246

Total pro forma interest expense	8,679	33,311

Less historical interest expense(iii)	8,701	2,287

Net transaction accounting adjustment	$(22)	$31,024

i.

The additional $575.0 million of incremental borrowings under the Term Loan Facility bears interest at LIBOR plus 4.75%. The interest expense is reflected as if incurred on April 1, 2021, and scheduled principal payments in amounts equal to 0.25% of the original principal amount occurred at the end of each fiscal quarter thereafter. Actual scheduled quarterly principal payments began with the quarter ending December 31, 2021. To the extent that LIBOR exceeds 0.5%, our indebtedness under the Term Loan Facility will bear interest at a variable rate. As a result, assuming LIBOR exceeds 0.5%, each one-eighth percent change in interest rates for the additional $575.0 million of incremental borrowings under the Term Loan Facility would change pro forma interest expense by approximately $0.7 million for the year ended March 31, 2022.

ii.

Represents the amortization expense associated with the debt discount and deferred financing costs related to the additional $575.0 million of incremental borrowings under the Term Loan Facility. The debt discount and deferred financing costs are amortized using the effective interest rate method.

iii.

For the year ended March 31, 2022, interest expense and amortization of debt issuance costs associated with the additional $575.0 million of incremental borrowings under the Term Loan Facility that was used to finance the Achieve3000 Acquisition is included within the McGraw Hill historical expense (See note E(vi) above).

J.

Represents the income tax effect on the transaction accounting adjustments using a blended U.S. federal and state statutory tax rate of 26%. This rate is not necessarily indicative of our future effective tax rate.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our actual results could differ materially from such forward-looking statements. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Company Overview

McGraw Hill is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning. We have impacted hundreds of millions of learners and educators with our trusted content, accessible and adaptive digital platforms and analytics-driven solutions to support personalized learning at scale. On an annual basis, we reach more than 45 million learners and educators worldwide. We know that education positively impacts lives and, for more than 130 years, we have continuously innovated to help educators and institutions unlock the potential of each learner.

Leveraging technology to enhance learning outcomes is core to what we do. Over the last decade, we have invested more than $1.5 billion in our digital solutions and capabilities and continue to invest and drive development through a team of over 300 software engineers, cognitive scientists, mathematicians and psychometricians. Our digital solutions benefit from shared technology infrastructure, deep pedagogical expertise and our globally recognized McGraw Hill brand. This allows us to drive high-velocity and cost-efficient product releases at scale that we believe address the needs of the learning lifecycle globally. Additionally, we utilize our data analytics capabilities to generate continuous feedback loops that drive product and go-to-market innovation.

For the year ended March 31, 2022, we generated revenue of $1,790.2 million and a net loss of $619.4 million. For the year ended March 31, 2022, we generated Billings of $1,795.8 million, including Digital Billings of $1,035.3 million and Adjusted EBITDA of $630.2 million. See “—Key Operating Metric” and “—Non GAAP Financial Measures.”

Recent Transactions

Platinum formed McGraw Hill, Inc. (formerly known as Mav Holding Corporation) on June 8, 2021, and on July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum, acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to the Acquisition Agreement for a purchase price of $4.7 billion. Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.

The Acquisition was financed by (1) proceeds from $900.0 million of 2022 Secured Notes, $725.0 million of 2022 Unsecured Notes, $1,550.0 million of term loans borrowed under the Cash Flow Credit Agreement, $67.5 million of revolving loans borrowed under the Cash Flow Credit Agreement and $107.5 million of revolving loans borrowed under the ABL Revolving Credit Agreement (collectively referred to as the “Financing Transactions”) (see “Description of Material Indebtedness”) and (2) an

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

equity investment of $1,425.0 million shares for shares of Class A voting common stock (the “Equity Investment”). The Acquisition occurred simultaneously with the closing of the Financing Transactions and the Equity Investment and the repayment and termination of the Company’s previous outstanding debt.

On November 1, 2021, McGraw-Hill Education, Inc. acquired 100% of the equity interests in Achieve3000 pursuant to a Merger Agreement, dated August 28, 2021, for a purchase price of $701.1 million subject to typical closing adjustments. The Achieve3000 Acquisition was financed by an additional $575.0 million of incremental borrowings under the Term Loan Facility, an equity contribution of $125.0 million by Platinum and Company cash.

Combined Results

The term “Predecessor” refers to McGraw-Hill Education, Inc. prior to giving effect to the consummation of the Acquisition and reflects the period from April 1, 2021 to July 31, 2021. The term “Successor” refers to McGraw Hill, Inc. after giving effect to the consummation of the Acquisition and reflects the period from August 1, 2021 to March 31, 2022. For the period from June 8, 2021 through July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the Acquisition, which were not significant. The accompanying financial results includes a black line division to distinguish the Predecessor and Successor periods and to indicate that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable.

Our results of operations as reported in our consolidated financial statements for the above periods are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”). Although GAAP requires that we report our results for the period from August 1, 2021 to March 31, 2022 and the period from April 1, 2021 through July 31, 2021 separately, management views the Company’s operating results for the year ended March 31, 2022 by combining the results of the applicable Predecessor and Successor periods because such presentation provides the most meaningful comparison of our results to prior periods.

The operating results of the period from August 1, 2021 through March 31, 2022 are not comparable to any of the previous periods reported in the Company’s consolidated financial statements without combining it with the period from April 1, 2021 through July 31, 2021. The Company does not believe reviewing the results of this period in isolation would be useful in identifying trends in or reaching conclusions regarding the Company’s overall operating performance. Management believes that key metrics such as revenue, operating income, Billings and Adjusted EBITDA for the Successor period when combined with the Predecessor period provide more meaningful comparisons to other periods and are useful in identifying current business trends. Accordingly, in addition to presenting our results of operations as reported in our consolidated financial statements in accordance with GAAP, the tables and discussion below also present the combined results for the year ended March 31, 2022 referenced as “Non-GAAP Combined.”

The combined results for the year ended March 31, 2022, represent the sum of the reported amounts for the Predecessor period from April 1, 2021 through July 31, 2021 and the Successor period from August 1, 2021 through March 31, 2022. These combined results are not considered to be prepared in accordance with GAAP and have not been prepared as pro forma results per applicable regulations. The combined operating results do not reflect the actual results we would have achieved absent the Acquisition. Accordingly, the results for the years ended March 31, 2022 and 2021 may not be comparable, particularly for line items significantly impacted by the Acquisition, as described in “Unaudited Pro Forma Condensed Combined Financial Information.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For a presentation of the unaudited pro forma condensed combined financial information for the year ended March 31, 2022 and for the three months ended June 30, 2022 that has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” see “Unaudited Pro Forma Condensed Combined Financial Information.” Among other differences, the unaudited pro forma condensed combined financial information gives effect to certain adjustments and such adjustments are not reflected in the Non-GAAP Combined figures.

The Education Ecosystem We Serve

We serve the needs of three primary customer end markets in education – K-12, higher education and professional. While the United States is our largest market, we serve customers in international markets through an expansive global distribution network.

Our K-12 segment represented 44%, 38% and 37% of total revenue for the years ended March 31, 2022, 2021 and 2020, respectively. Our Higher Education segment represented 37%, 42% and 40% of total revenue for the years ended March 31, 2022, 2021 and 2020, respectively. Our Global Professional segment represented 8%, 9% and 10% of total revenue for the years ended March 31, 2022, 2021 and 2020, respectively. Our International segment represented 10%, 11% and 13% of total revenue for the years ended March 31, 2022, 2021 and 2020, respectively. The remaining total revenue relates to adjustments made for in-transit product sales which are included in the segment “Other.”

Our revenue models across each of our business segments are transforming along with our customers’ increasing adoption of digital learning solutions. In general, our digital solutions are sold on a subscription basis with high renewal rates, which provides a more stable and predictable long-term revenue model.

K-12

We are a top three provider in the K-12 market in the United States, serving over 92% of public K-12 districts. In the K-12 market in the United States, we primarily sell curriculum and learning solutions, which include our core basal programs, Supplemental and Intervention products, formative assessment tools, teaching resources and professional development programs. According to the NCES, K-12 enrollments in the United States were approximately 49.5 million as of Fall 2021 for public schools and approximately 4.7 million as of Fall 2019 for private schools. We sell our learning solutions directly to school districts across the United States. The process through which products are selected and procured for classroom use varies throughout the United States. Sixteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five- to eight- year cycle. The student population in adoption states represents approximately 39% of the U.S. elementary and secondary school-age population. Many adoption states provide “categorical funding” for instructional materials, which means that state funds cannot be used for any other purpose. While we offer all of our curriculum and learning solutions in digital format, given the varying degrees of maturity of our customers’ technological infrastructure, a majority of our K-12 sales are derived from blended print and digital solutions.

On November 1, 2021, the Company acquired Achieve3000. Achieve3000 is a recognized leader in differentiated instruction and learning acceleration for K-12 students in 50 states and 49 countries. Achieve3000 delivers a comprehensive suite of digital solutions that significantly accelerate and deepen learning in literacy, math, science, social studies and English language arts. Using

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

personalized and differentiated solutions, Achieve3000 enables educators to help all students achieve accelerated growth. For more than five million students in grades K-12, Achieve3000 improves high-stakes test performance and drives college and career readiness.

Higher Education

We are a top three provider of digital and print learning solutions in the U.S. higher education market based on market share. Higher education students and faculty are navigating the shift to a hybrid learning environment. To aid in this transition, we provide students, instructors and institutions with comprehensive digital course experiences for nearly every subject through our flagship Higher Education Connect and ALEKS platforms. Over 3,800 U.S. and international colleges and 62,000 educators trust McGraw Hill to facilitate learning and increase student engagement in remote and hybrid classrooms.

We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. According to a third-party source, over 17 million students attended colleges and universities in the Fall of 2021 in the United States. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business, Economics & Computing; (ii) Science, Engineering & Math; and (iii) Humanities, Social Science & Languages. Our top selling products include Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn), ALEKS, Managerial Accounting (Garrison) and The Art of Public Speaking (Lucas). The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a much lesser extent, for-profit institutions. A key distribution model for Higher Education is Inclusive Access, a course material affordability program, designed by institutions and guided by the U.S. Department of Education, to deliver learning resources to students, at a significantly reduced cost, on or before the first day of class. Inclusive Access offers students choice in selecting the learning resources that are right for them.

We sell our Higher Education solutions to well-known online retailers and distribution partners, who subsequently sell to students. Our own direct-to-student sales channel is increasing via our proprietary e-commerce platform, which currently represents our largest distribution channel in this segment. Although we sell our products to the students as end users, it is the instructor who often makes the ultimate decision regarding new materials for the course. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright in major markets, providing us the exclusive right to produce and distribute such content in those markets during the applicable copyright terms.

Global Professional

We are a global provider of medical, technical, engineering and business content for professionals. The professional market is plagued with a growing shortage of qualified professionals such as physicians and other high-demand healthcare workers. Through our subscription-based platforms, such as AccessMedicine, we provide healthcare professionals with comprehensive medical information, instant access to videos and self-assessment for high-stake certifications, clinical practice and continuing education.

Our digital subscription products are sold to more than 2,600 customers, including corporations, academic institutions, libraries and hospitals. Our digital subscription products had a greater than 90% annual retention rate in the year ended March 31, 2022.

International

We are a leading provider of comprehensive digital and print solutions in more than 100 countries and 80 languages outside the United States. Through our expansive global distribution network, we

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

serve the needs of learners and educators throughout the world with our K-12 and higher education solutions that primarily originate or are adapted from our U.S.-based solutions. Sales of our digital offerings are growing significantly in the international market, and we are continuously increasing our inventory of digital solutions. Increased global usage of the English language also drives increased demand for minimally adapted digital learning solutions and printed educational instructional materials.

Other

Other represents certain transactions or adjustments that are unusual or non-operational. In addition, adjustments made for in-transit product sales, timing-related corporate cost allocations and other costs not attributed to a single operating segment are recorded within Other.

Factors Affecting Our Performance

Ability to Cross-Sell and Up-Sell to Existing Customers

We believe our deep, established customer relationships and product innovation capabilities support our ability to expand existing customer relationships. Our land-and-expand strategy enables us to drive incremental revenue from existing customers through up-selling and cross-selling additional existing solutions and offering new solutions that address emerging customer needs. Our ability to increase sales to existing customers will depend on a number of factors, including the level of satisfaction with our solutions, competition, pricing, economic conditions and spending by customers on our solutions. We believe that, as learners and educators continue to appreciate the benefits of our digital solutions, we will see increased adoption and activation of new and existing solutions that address evolving customer needs and extend the value we offer. For example, we leverage our position as one of the top providers of core programs in the large U.S. K-12 market to cross-sell into the adjacent $3.8 billion supplemental and intervention markets, according to a third-party source. Based on a recent third-party survey we conducted, in the United States, 89% of K-12 teachers and administrators indicated that they were willing to consider McGraw Hill as a curriculum provider when selecting educational materials for their classes (as compared to an average of 52% consideration across a set of 15 K-12 curriculum providers). Further, customers benefit from the value provided by our integrated core, Supplemental and Intervention solutions through improved teacher workflow efficiencies and unique, data-driven insights that support the delivery of personalized learning.

Ability to Acquire New Customers

We have a substantial opportunity to bring new customers onto our platforms. Our ability to attract new customers is dependent upon a number of factors, including the features and pricing of our competitors’ solutions, the effectiveness of our marketing efforts, the marketing and distribution of our solutions and the continued growth in demand for digital learning solutions across the education-end markets we serve. With our trusted brand, global go-to-market reach and digital-first proprietary content solutions, we believe we are well positioned to continue acquiring new customers in the markets we serve. With more than 1,500 sales professionals worldwide as of June 30, 2022, we believe our global sales force is one of the largest among our competitors, underpinning our ability to serve learners, educators and professionals at scale across the learning lifecycle. As a market leader at the forefront of innovation, we develop digital-first solutions that address the rapidly evolving needs of our learners. For example, we are a leader in driving Inclusive Access digital course materials distribution, enabling equitable, day-one access and affordability for students in Higher Education. Inclusive Access drives significantly more users to our solutions. We have expanded the number of institutional campuses adopting our solutions through Inclusive Access from nearly 1,150 in the year ended March 31, 2020 to nearly 1,500 in the year ended March 31, 2022.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Continued Digital Transformation in the Education Market

The acceptance and adoption of digital learning solutions is driving a substantial transformation in the education market. We believe we are well positioned to take advantage of this transformation given our ability to offer digital learning solutions with embedded assessments, adaptive learning, real time interaction and feedback and student-specific personalization based on our core curated educational content in a platform- and device-agnostic manner. We have experienced cost saving benefits as revenue has transitioned from print to digital, such as reductions in raw materials and warehouse and delivery costs. With the ongoing transition we expect these benefits to continue to be realized.

The demand for our digital solutions continues to increase as the education market continues to digitize. The consumerization of technology and the proliferation of affordable personal computing devices has catalyzed the adoption of digital learning solutions by learners and educators, which only accelerated during the COVID-19 pandemic. In the K-12 market, the increase in 1:1 device penetration in U.S. K-12 schools has supported a secular shift towards cloud, software and digital learning solutions. In the higher education market, our customers’ technology infrastructures are sufficiently advanced to support full adoption of digital learning solutions. During the year ended March 31, 2022, approximately 83% of our Higher Education Billings was derived from digital learning solutions. Global Professional markets have the greatest digital readiness, and a majority of our Global Professional revenue is derived from digital product sales. Internationally, the receptivity to digital solutions is strong, particularly in developing economies. According to a third-party source, people in developing countries are nearly twice as likely to use connected devices for educational purposes on a regular basis as those in developed markets.

Additionally, we believe that the digital transformation of the education market will provide new opportunities for revenue growth. For example, our digital learning solutions provide an opportunity for us to increase the size of our addressable market as our digital products are not available in a format that can be utilized for sale in the used and rental market. In addition, the reserve that we maintain for product returns has declined over time due to the shift from traditional print products to digital learning solutions, which experience a much lower return rate.

Our digital offerings are sold both on a standalone basis and as part of bundled or blended offerings. In instances where we sell digital with a print component, it is our policy to allocate the total sale between the digital and print components in accordance with GAAP. See “—Key Operating Metric.”

With our digital solutions, we are better able to employ a continuous content revision cycle that permits smaller and more frequent investment over the lifecycle of a product to maintain the product’s relevancy by quickly incorporating feedback and enhancement opportunities.

Ability to Invest in Technology-Enabled Innovation Across the Learning Lifecycle

Our scale and breadth of distribution and offerings across the learning lifecycle position us to actively invest in technology-enabled innovation. We expect to expand our revenue through novel solutions, which can be sold to existing and new customers. Our flagship platforms offer interactive simulations, 3-D models and experiential learning activities. For example, Sharpen, a recently launched direct-to-student study app for the global higher education market, complements the existing course experience to improve outcomes. Sharpen is a first-of-its-kind education experience that provides college students and lifelong learners with a continuous content feed, bite-sized videos, swipeable study tools and a personalized activity dashboard. McGraw Hill is also working to build the future of the K-12 coordinated classroom. By pairing external assessment data with our custom-built recommendation engine, we can empower educators with personalized learning paths to differentiate instruction for students to unlock their potential. We have increased our annual digital learning

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

solutions spending, including operating and capital expenditures, from less than $90 million in the year ended March 31, 2012 to approximately $144 million in the year ended March 31, 2022.

Ability to Invest in Sales and Marketing

Our go-to-market reach is a key component of our strategy. Our investments in this area have enabled us to build and sustain a large and deeply loyal customer base. We believe we maintain one of the largest and most dynamic sales forces in the global education market, with more than 1,500 sales professionals worldwide as of June 30, 2022. This provides us with a vast reach and, combined with our trusted brand and digital platforms, drives considerable competitive advantages for our organization. We plan to continue investing in our sales and marketing efforts, including adding sales personnel and expanding marketing activities, to support our business growth. Our sales and marketing expenses totaled approximately $190 million in the year ended March 31, 2022.

Ability to Increase Our International Presence

We are a global company delivering our proprietary content and software solutions in more than 100 countries and in more than 80 languages, with translations adapted to local customs and cultures, as needed. Our international-based sales force of approximately 350 employees with local market expertise across key business regions is core to our international strategy. We expect to continue expanding our presence in international markets across both English- and non-English-speaking countries and will do so by leveraging our existing investment in digital solutions, which are more easily distributed internationally compared to physical print products. In K-12, we intend to continue investing in K-12 programs to meet local standards in markets where we have a strong, local K-12 presence, such as Spain and Mexico. In Higher Education, we intend to continue investing in bringing local products onto our Higher Education Connect platform to maintain local relevancy and capitalize on the shift to digital. We also expect to continue to drive digital growth internationally through the expansion of our ALEKS and Achieve3000 product offerings.

Revenue

K-12

We derive revenue primarily from the sale of digital learning solutions, traditional print offerings and other instructional materials. Our revenue is driven primarily by sales volume and, to a lesser extent, changes in unit pricing. Our revenue is comprised of product sales less an allowance for sales returns. The required revenue deferral for digital solutions in K-12 is significantly greater than in Higher Education due to the longer, multi-year contractual terms of our customer arrangements in K-12 (typically five to eight years).

Sales volumes are driven primarily by the availability of funding for instructional materials. Most public school districts are largely dependent on state and local funding for the purchase of instructional materials, which correlate with state and local receipts from income, sales and property taxes. Nationally, total state funding for public schools has been trending upward. Through ESSER funds established in 2020 and 2021, the federal government allotted monies to significantly benefit primary and secondary schools. An increase in available funding for school districts under various stimulus bills passed by the U.S. federal government to combat the impact of COVID-19 was a reason for revenue growth in 2022.

The purchasing cycles of adoption states also have a significant impact on our sales volumes. We monitor the purchasing cycles for specific disciplines in adoption states to manage our product

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

development and to plan sales campaigns. Our sales may be materially impacted by the purchasing schedules of major adoption states such as Florida, California and Texas.

Sales volume in the U.S. K-12 market is also affected by changes in state curriculum standards and by student enrollment. Changes in state curriculum standards require that instructional materials be revised or replaced to align to the new standards, which historically has driven demand for basal programs. School enrollment is highly predictable, as they correlate with the overall change in birth rates in the United States.

Our product pricing is generally determined at the time our products are adopted by a state or district. Price has historically been of lesser importance than curriculum quality and service levels in state and district purchasing decisions. Most of our program offerings are hybrid, incorporating both print and digital elements.

Revenue from traditional print products is recognized when control transfers to the customer which is typically at the time of shipment, which closely aligns with when a school district takes possession of the required number of products at the outset of a multi-year adoption. Traditional print products are typically re-used by students over the term of the adoption, and school districts will occasionally purchase replacement products due to wear or increasing enrollment over the life of the adoption. Sales of these replacement products are known as residual sales, from which we derive a significant portion of our revenue. Our online and digital solutions are sold as a subscription, which states and districts pay for at the beginning of a multi-year adoption. We typically defer revenue related to online and digital solutions for the entirety of the contract upfront and recognize it ratably over the term of the contract. Because they are consumable products, revenue for workbooks is deferred when we enter into a multi-year contract and is recognized when delivery takes place, often at the beginning of each academic year over the contract term. As our customers purchase more of our digital and hybrid learning solutions, the percentage of our Billings that is deferred continues to increase. The total amount of the sale and the cash received upfront for a fully-digital or hybrid program is comparable to a fully print program; however, the time period over which the revenue is recognized increases with the shift to digital. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.

Unlike our Higher Education segment, sales returns in our K-12 segment have an immaterial impact on revenue because we sell directly to school districts, which are better able to predict end demand and are limited to primary market purchases.

Higher Education

We derive revenue primarily from the sale of digital learning solutions and content, traditional and custom print content and instructional materials. Our digital and print revenue is a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenue is comprised of product sales less an allowance for sales returns.

Our business is driven by our ability to maintain and win instructor adoptions and purchasing decisions made by students. Trends in student enrollment impacts the number of students requiring our digital and print solutions. Because instructors are the ultimate decision makers for content and instructional materials to be used in their courses, we compete for instructor adoptions of our products. After an instructor has adopted our products for use in his or her course, students have the option to purchase new content and instructional materials, purchase used versions of printed materials, rent

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

printed materials or forgo the acquisition of course content and materials altogether. As digital solutions are adopted by more instructors, and increasingly become part of the instructors’ graded curriculum, more students are purchasing our digital solutions. This trend has increased sales of our digital solutions and is resulting in more predictable and recurring revenue as sales volumes begin to more closely align with trends in student enrollment.

For our print products, we recognize revenue at the time of shipment to our distribution partners, who typically order products several weeks before the beginning of an academic semester to ensure sufficient physical product inventory. Revenue relating to our rental program is deferred and subsequently recognized over the rental period which begins when the print product is transferred to the customer and is typically for one semester. Digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and we recognize revenue derived from these products over the life of the subscription. In most cases, students purchase digital products at the beginning of the academic semester, or shortly thereafter, which has tended to shift the timing of revenue to later in the academic year as we sell more digital products and fewer print products. In addition, the difference in our revenue recognition policies between print and digital products has caused comparisons of current and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.

Revenue is also impacted by our allowance for sales returns. Our distribution partners are permitted to return products at any time, though they primarily do so following the heavy student purchasing period at the beginning of each academic semester. To more accurately reflect the economic impact of returns on our operating performance, we reserve a percentage of our gross sales in anticipation of these returns when calculating our revenue. This reserve has declined in recent years as we shift from sales of traditional print products to digital learning solutions, which experience a much lower return rate.

Global Professional

We derive revenue globally from the sale of digital subscription services and content in both digital and print formats. Our digital and print revenue is a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenue is comprised of product sales less an allowance for sales returns.

Sales volume is driven by demand for subscription-based, professional content and by growth in knowledge-based industries, especially in the medical, technical and engineering fields. We expect the market for professional education resources to grow, particularly among professions that are experiencing more rapid job growth. The Healthcare and Social Assistance sector is projected to add approximately 2.6 million jobs from 2021 to 2031, the most of any U.S. industry sectors, according to the Bureau of Labor Statistics report published on September 8, 2022. We derive a substantial portion of our Global Professional revenue from these two industries.

Sales of our digital subscription services provide a stable and highly recurring revenue stream, with a retention rate across major platforms greater than 90% in each of the years ended March 31, 2022 and 2021. Retention rate compares our contract renewals from the same set of customers across comparable periods. Our digital subscription services are sold as annual and multi-year contracts.

Revenue for traditional print products is typically recognized upon shipment, while digital revenue is recognized over the contractual term. The continued shift from print to digital will increase the percentage of our sales that are deferred and recognized over the contractual term. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.

International

We derive revenue primarily from the sale of digital learning solutions and content, traditional print content and instructional materials to the K-12 and higher education markets in more than 100 countries worldwide. Our revenue is a function of the market conditions in the countries in which we operate and our ability to expand our sales to customers in these countries and to new countries. A majority of our international revenue is generated by selling our language products, which were originally created for the U.S. market, internationally with translations adapted to local customs and cultures, as needed. Our revenue is comprised of product sales less an allowance for sales returns.

Our International business covers five major regions. Each of these regions and the underlying country performance can be impacted by the economy, government policy and competitive situations. These regions and the general revenue drivers for each are as follows:

EMEA:    the majority of our business is driven by Higher Education and the sale of original U.S. product translations and adaptations of those products. Our K-12 business in Spain is primarily driven by the development and sale of local original publications and is subject to the cyclical nature of government-driven curriculum renewals. Our K-12 business in the Middle East is primarily driven by print and digital orders for U.S. products as well as translations and adaptations.

Asia Pacific:    our business is driven by Higher Education and K-12 from English Language Learning and the translation of content into local language where applicable. Our Australian business is primarily driven by the sale of original U.S. Higher Education product as well as adaptations. In southeast Asia, we operate across many jurisdictions, some of which are subject to volatile political and economic conditions.

India:    Our product portfolio in India primarily consists of local publishing programs, followed by adaptations of U.S. products.

Latin America:    this region is driven by Higher Education and K-12 (including English Language Learning). From a regional perspective, our largest market is Mexico. The majority of our Higher Education revenue is derived from the sale of original U.S. products that have been translated and/or adapted. Our K-12 business is primarily driven by the development and sale of local/original publications and is subject to the cyclical nature of government-driven curriculum renewals. Latin America’s business is exposed to volatile political and economic conditions.

Canada:    the majority of our business is driven by Higher Education, primarily original U.S. Higher Education product as well as translations and adaptations.

Product pricing varies by region and country with pricing comparable to equivalent products sold in the United States in some instances. Within developing economies, price points tend to be lower than in the United States, dictated by the economic conditions prevalent in that country.

Foreign exchange rates also impact our international revenue as the functional currency is often the foreign currency of the countries in which we operate. As a result, we are exposed to currency fluctuations in translating our financial results into U.S. dollars. In the year ended March 31, 2022, approximately 65% of our international sales were denominated in currencies other than the U.S.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

dollar. Recent strengthening of the dollar has resulted in unfavorable foreign exchange impacts. We monitor the impact of foreign currency movements and the correlation between local currencies and the U.S. dollar. We also periodically review our hedging strategy and may enter into other arrangements as appropriate.

Revenue recognition for international products is similar to products sold in the United States. Revenue for traditional print products is typically recognized upon shipment, while digital revenue is recognized over the contractual term of the product. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenue to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the key operating metric Billings to provide a consistent comparison of sales performance from period to period. See “—Key Operating Metric” below for a description of Billings.

Cost of Sales

Cost of sales include variable costs such as paper, printing and binding, inventory obsolescence, certain transportation and freight costs related to our products, as well as content-related royalty expenses, directly related hosting costs and gratis costs (products provided at no charge as part of the sales transaction) for both print and digital products. Gratis costs are predominately incurred in our K-12 business and tend to be higher for adoption state sales as compared to open territory sales. As such, these costs will vary based upon the level of adoption state sales during a given period.

Due to the inherent subjectivity in the classification of costs between cost of sales and operating and administrative expense across the Company’s industry, the Company does not focus on gross profit or gross margin as key operating metrics for the Company’s business. Additionally, the classification of costs between cost of sales and operating and administrative expense does not impact Adjusted EBITDA or Adjusted EBITDA by segment or our key operating metric Billings.

Operating and Administrative Expenses

Our operating and administrative expenses include the expenses of our employees and outside vendors engaged in our marketing, selling, editorial and administrative activities as well as pre-publication expenditure amortization. A significant component of our total operating and administrative expense relates to our ongoing investment in our digital ecosystem. These costs are both fixed and variable in nature and while we are committed to continue significant digital investment, our annual expenditures have stabilized as our major initiatives and the build-out of certain foundational capabilities conclude.

Costs associated with design and content creation for both digital and print products are capitalized as a component of pre-publication expenditures. Capitalized pre-publication expenditures are subsequently amortized as a component of operating and administrative expenses.

We incur additional digital related costs, including content tagging and digital solutions hosting, which have increased as the digital transformation continues. The Company relies primarily on internal resources to develop and maintain the Company’s digital platforms, host the Company’s digital solutions and tag the Company’s digital content, and these costs have no clear attribution to specific products and do not directly correlate to sales of products. As a result, the Company has classified these costs within operating and administrative expenses.

We incur expense for products provided to decision makers in the educational materials purchasing process as part of our sampling program, primarily in our K-12 business. Annual samples expense can vary significantly depending upon the adoption calendar and the mix of programs being considered for adoption. As our revenue continues to shift from traditional print offerings to digital solutions, we expect the expense incurred for sampling to decline.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of June 30, 2022, we served over 20,000 institutional customers in more than 100 countries, including approximately 92% of U.S. K-12 districts, 87% of U.S. higher education institutions and 99% of U.S.-based medical libraries. We have more than 1,500 sales professionals worldwide as of June 30, 2022 who maintain close relationships with the individual instructors that represent the primary decision makers in the higher education market and the states, school districts and individual schools that primarily make purchase decisions in the K-12 market. We incur significant selling and market expense to maintain and support our extensive sales force. As revenue grows in the future, we expect to see modest increases in selling and marketing expense that will vary with the K-12 adoption cycle.

Depreciation

Our depreciation expense primarily includes depreciation related to our property, plant and equipment and amortization of our deferred technology costs.

Our property, plant and equipment consists of our buildings, leasehold improvements, furniture, fixtures and equipment. Buildings are depreciated over varying periods from 10 to 40 years, leasehold improvements are depreciated over the shorter of the life of the lease or the life of the asset and furniture, fixtures and equipment are depreciated over varying periods not exceeding 12 years. We record depreciation on a straight-line basis over the assets estimated useful life. Our deferred technology costs consists of certain software development and website implementation costs. These costs are amortized from the period the software is ready for its intended use over its estimated useful life, generally three years, using the straight-line method.

Depreciation expense for the years ended March 31, 2022, 2021 and 2020 was $43.3 million, $61.2 million and $63.5 million, respectively.

Intangible Amortization

Our intangible asset amortization expense primarily includes the amortization of acquired intangible assets consisting of customer relationships, content rights, trade names and technology. The largest component of our intangibles asset balance is related to content which is amortized over a period of 10 to 15 years. The remaining balances will be amortized over varying periods of time from six to 14 years from the date of acquisition. Intangible asset amortization expense for the years ended March 31, 2022, 2021 and 2020 was $196.4 million, $58.8 million and $70.2 million, respectively.

Interest Expense (Income), net

Our interest expense (income), net primarily includes interest related to our indebtedness, including the amortization of deferred financing fees and debt discounts, and outstanding finance lease and other financing obligations.

Interest expense varies based on the amount of indebtedness outstanding and the rates at which we were able to secure the indebtedness. The interest rate on indebtedness under the Term Loan Facility is based on either, at our option, (1) London InterBank Offered Rate (“LIBOR”), subject to a floor of 0.5% plus an applicable margin (which is 4.75% for the Term Loan Facility) or (2) a base rate plus an applicable margin (which is 3.75% for the Term Loan Facility). As a result, changes in LIBOR can impact interest expense. Interest expense for the years ended March 31, 2022, 2021 and 2020 was $216.6 million, $193.3 million and $188.1 million, respectively.

Pre-publication Expenditures and Amortization

Pre-publication expenditures are capitalized costs incurred and principally consist of design and content creation. Costs incurred prior to the publication date of a title or release date of a product

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years.

Over the last several years, we have optimized our pre-publication expenditures to emphasize investment in content that can be leveraged across our full range of products, which maximizes our long-term returns on this investment. This has been accomplished, in part, by leveraging our digital ecosystem, which supports ongoing innovation, development and maintenance of our technology platforms.

Pre-publication expenditure demands differ by business segment for a variety of reasons, including the speed with which the digital transformation has occurred. Our pre-publication expenditures to create content used in our adaptive tools, product is increasing. This foundational investment is expected to reduce the variability of pre-publication expenditures in the future as we are able to leverage the content across the business.

K-12

Pre-publication expenditures in the K-12 segment relate to content development, mostly at the direction of our K-12 product development teams. Pre-publication expenditures are incurred for external content development (work for hire), permissions, artwork and content design for both print and digital products. New basal programs such as reading, math, social studies or science are typically published around the adoption cycles for large adoption states such as California, Texas and Florida. Pre-publication expenditures are typically spent up to three years prior to an adoption sales year. The expenditure for the years ended March 31, 2022, 2021 and 2020 was $25.7 million, $32.5 million and $28.3 million, respectively.

Higher Education

Pre-publication expenditures in the Higher Education segment relate to the development of product across all disciplines, since the content is often created by authors on a royalty basis. We develop “first editions,” which are new titles or programs that can be revised over time based on market acceptance. As we continue our digital transformation, our pre-publication expenditure is increasingly related to content for our platforms. Development of the technology underlying our digital products is either supported by our digital ecosystem with costs recorded in operating expenses, or capitalized if a new capability is developed (i.e., new product). Pre-publication expenditures are typically incurred in the year before the copyright. The pre-publication expenditures for the years ended March 31, 2022, 2021 and 2020 was $30.0 million, $28.1 million and $29.7 million, respectively.

Global Professional

Pre-publication expenditures in the Global Professional segment relate to new titles and revisions, similar to the Higher Education segment, and include activities related to the creation of the actual product, since the content is often created by authors on a royalty basis. Pre-publication expenditures are typically incurred in the year before the copyright. The expenditure for the years ended March 31, 2022, 2021 and 2020 was $9 million, $8.6 million and $8.6 million, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

International

Pre-publication expenditures in the International segment relate to locally developed products or adaptations and translations of existing K-12 and Higher Education products in both digital and print format. Similar to our Higher Education and Global Professional segments, pre-publication expenditures are typically spent in the year before the copyright is established. The expenditure for the years ended March 31, 2022, 2021 and 2020 was $5.9 million, $6.8 million and $7.6 million, respectively.

Capital Expenditures

Capital expenditures relate to expenditures for fixed assets, leasehold improvements and software development. The expense related to these purchases is recorded as depreciation in our statement of operations over the useful life of the asset. Our capital expenditures vary based upon the level of digital investment being made as well as the timing of the real estate investments. For the years ended March 31, 2022, 2021 and 2020 our capital expenditures were $30.7 million, $31.9 million and $73.8 million, respectively.

Key Operating Metric

Billings is the key operating metric by which we measure our business. We define Billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. Billings is a key metric used by management to manage our business and is the basis for all sales incentive compensation. We believe Billings provides investors with an important and consistent indicator of the health of our business. Billings includes amounts related to digital subscription contracts (“Digital Billings”), which is recognized as revenue ratably over the term of the subscription period and print amounts related to print product orders, which is recognized as revenue at the time of shipment, provided that all other conditions for revenue recognition have been met. Billings reflects the sales activity in a given period and provides comparability from period-to-period during this time of digital transition and growth. While we believe that Billings provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management, it is important to note that other companies, including companies in our industry, may not use Billings, may calculate Billings differently, may have different Billing frequencies or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of Billings as a comparative measure.

Our digital offerings are sold both on a standalone basis and as part of bundled or blended offerings. In instances where we sell digital with a print component, it is our policy to bifurcate the sale between the digital and print components and attribute value to each of the components in accordance with GAAP.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Billings for the Three Months Ended June 30, 2022 (Successor) and 2021 (Predecessor) and for the Years Ended March 31, 2022 (Non-GAAP Combined), 2021 (Predecessor) and 2020 (Predecessor)

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
					2022	2021	2020
	(unaudited)	(unaudited)			(unaudited)
($ in thousands)

Reported Revenue by Segment:
K-12	$290,146	$206,418	$467,497	$323,152	$790,649	$583,669	$594,029
Higher Education	136,287	149,461	449,588	214,892	664,480	649,087	629,363
Global Professional	38,799	35,179	99,298	48,898	148,196	142,341	156,702
International	49,297	50,186	118,242	68,229	186,471	168,951	202,820
Other	(3,437)	(3,615)	4,992	(4,568)	424	657	1,842

Total Reported Revenue	$511,092	$437,629	$1,139,617	$650,603	$1,790,220	$1,544,705	$1,584,756

Change in deferred revenue	32,232	(53,685)	2,079	3,531	5,610	46,149	77,389

Total Billings	$543,324	$383,944	$1,141,696	$654,134	$1,795,830	$1,590,854	$1,662,145

Billings by Segment:
K-12	$381,203	$222,477	$390,269	$391,055	$781,324	$567,492	$639,207
Higher Education	77,829	80,966	527,671	148,435	676,106	694,947	661,824
Global Professional	41,692	37,918	101,182	54,298	155,480	146,112	158,944
International	42,600	42,583	122,407	60,346	182,753	181,569	200,478
Other	—	—	167	—	167	734	1,692

Total Billings	$543,324	$383,944	$1,141,696	$654,134	$1,795,830	$1,590,854	$1,662,145

Digital Billings for the Three Months Ended June 30, 2022 (Successor) and 2021 (Predecessor) and for the Years Ended March 31, 2022 (Non-GAAP Combined), 2021 (Predecessor) and 2020 (Predecessor)

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
					2022	2021	2020
	(unaudited)	(unaudited)			(unaudited)
($ in thousands)

Digital Billing:
K-12	$161,880	$91,952	$137,809	$167,240	$305,049	$239,928	$262,105
Higher Education	66,022	72,642	446,512	114,570	561,082	571,449	496,325
Global Professional	23,429	22,739	57,814	32,344	90,158	83,341	75,599
International	11,872	13,180	60,631	18,180	78,811	79,603	52,813
Other	—	—	166	—	166	734	1,693

Total Digital Billings	$263,203	$200,513	$702,932	$332,334	$1,035,266	$975,055	$888,535

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Results of Operations

Consolidated Operating Results for the Three Months Ended June 30, 2022 (Successor) and 2021 (Predecessor)

The following tables set forth certain historical consolidated financial information for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor). The following tables and discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
($ in thousands)	(unaudited)	(unaudited)

Revenue	$511,092	$437,629	$73,463	16.8%
Cost of sales	135,179	94,204	40,975	43.5%

Gross profit	375,913	343,425	32,488	9.5%
Operating expenses
Operating and administrative expenses	243,254	188,648	54,606	28.9%
Depreciation	10,013	16,801	(6,788)	(40.4)%
Amortization of intangibles	68,551	12,428	56,123	451.6%

Total operating expenses	321,818	217,877	103,941	47.7%

Operating income (loss)	54,095	125,548	(71,453)	(56.9)%

Interest expense (income), net	63,753	41,760	21,993	52.7%
Other (income) expense	—	(3,500)	3,500	n/m

Income (loss) from operations before taxes on income	(9,658)	87,288	(96,946)	(111.1)%
Income tax provision (benefit)	(397)	3,196	(3,593)	n/m

Net income (loss)	$(9,261)	$84,092	$(93,353)	(111.0)%

Revenue

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
($ in thousands)	(unaudited)	(unaudited)

Reported Revenue by segment:
K-12	$290,146	$206,418	$83,728	40.6%
Higher Education	136,287	149,461	(13,174)	(8.8)%
Global Professional	38,799	35,179	3,620	10.3%
International	49,297	50,186	(889)	(1.8)%
Other	(3,437)	(3,615)	178	(4.9)%

Total Reported Revenue	$511,092	$437,629	$73,463	16.8%

Revenue for the three months ended June 30, 2022 and 2021 was $511.1 million and $437.6 million, respectively, an increase of $73.5 million or 16.8%. The variance was driven by the segment factors described below.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

K-12

K-12 revenue for the three months ended June 30, 2022 and 2021 was $290.1 million and $206.4 million, respectively, an increase of $83.7 million or 40.6%. The increase was primarily due to:

•	strong open territory and adoption state performance, most notably the Florida and Alabama English Language Arts adoption;

•	strong performance in Math, Humanities and Intervention portfolios across multiple states;

•	a 32% increase in Supplemental and Intervention performance primarily due to the Achieve3000 Acquisition; and

•	an increase in available funding for school districts under various stimulus bills passed by the U.S. federal government to combat the impact of COVID-19.

Higher Education

Higher Education revenue for the three months ended June 30, 2022 and 2021 was $136.3 million and $149.5 million, respectively, a decrease of $13.2 million or 8.8%. The decrease was primarily due to:

•

a shift in sales from the first fiscal quarter to the second fiscal quarter aligned with the ongoing digital transition of the business which drives digital sales aligned more closely with the start of the semester as compared to historical physical product sales in the first fiscal quarter;

•	a decline in direct-to-student sales resulting from a return to on campus instructions which negatively impacted sales mix; and

•	timing of digital revenue recognition related to prior period sales; partially offset by

•	growth in Inclusive Access sales of approximately 8%; and

•	lower product returns reserve driven by lower print sales attributable to the ongoing shift to digital learning solutions and our rental program.

Global Professional

Global Professional revenue for the three months ended June 30, 2022 and 2021 was $38.8 million and $35.2 million, respectively, an increase of $3.6 million or 10.3%. The increase was primarily driven by release of Harrison’s Principles of Internal Medicine, 21st edition in the three months ended June 30, 2022.

International

International revenue for the three months ended June 30, 2022 and 2021 was $49.3 million and $50.2 million, respectively, a decrease of $0.9 million or 1.8%. The decrease was primarily due to:

•

a $1.8 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); partially offset by

•	higher print revenue, as expected, following a prior period impacted by COVID-19 in certain print-heavy geographies.

Cost of Sales

Cost of sales for the three months ended June 30, 2022 and 2021 were $135.2 million and $94.2 million, respectively, an increase of $41.0 million or 43.5%. The increase was primarily due to

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

higher manufacturing and royalty costs consistent with the increase in revenue, coupled with raw material cost increases driven by inflationary pressure in the period. The cost of sales also increased by $13.2 million due to the impact of purchase accounting which increased cost of sales as a result of the step-up in carrying value of inventory related to the Acquisition.

Operating and Administrative Expenses

Operating and administrative expenses for the three months ended June 30, 2022 and 2021 were $243.3 million and $188.6 million, respectively, an increase of $54.6 million or 28.9%. Included within operating and administrative expense is the amortization of pre-publication expenditures which decreased by $1.3 million or 11.4%, driven by the timing and level of pre-publication expenditures. The remaining variance was primarily due to:

•	higher compensation expense due to the Achieve3000 Acquisition;

•	higher promotional sample expense due to higher market opportunities both in open territory and adoption state;

•	higher depository sales commission driven by K-12 state sales mix; and

•	higher travel and entertainment expense resulting from a return to in-person sales activities.

Depreciation and Amortization of Intangibles

Depreciation and amortization expenses for the three months ended June 30, 2022 and 2021 were $78.6 million and $29.2 million, respectively, an increase of $49.3 million or 168.8%. The increase was driven by the amortization expense associated with identifiable intangible assets recorded as a result of the acquisitions discussed under Note 3, “Business Combinations,” to our consolidated financial statements.

Interest expense (income), net

Interest expense (income), net, for the three months ended June 30, 2022 and 2021 were $63.8 million and $41.8 million, respectively, an increase of $22.0 million or 52.7%. The increase was primarily due to a higher outstanding debt balance as a result of the acquisitions discussed under Note 3, “Business Combinations,” to our consolidated financial statements as well as higher LIBOR rate for the Term Loan Facility. See Note 7, “Debt,” to our unaudited consolidated financial statements for further discussion of our debt facilities.

Other (income) expense

On April 16, 2021, the Company sold certain Global Professional titles for a total cash consideration of $3.5 million to a third party. The carrying value of these assets was $0.

Income tax provision (benefit)

For the three months ended June 30, 2022, the income tax benefit was $(0.4) million and effective tax rate was 4.1%.

The Company has historically carried a valuation allowance on domestic deferred tax assets due to negative evidence of cumulative book losses. In connection with the acquisition method of accounting for the Acquisition on August 1, 2021, the Company provided deferred tax liabilities, for the difference in fair value over the carryover tax basis, in excess of historic book assets. As a result, the Company determined that a valuation allowance was no longer required on its domestic deferred tax assets. Accordingly, an

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

income tax benefit was recognized on domestic losses for the three months ended June 30, 2022. A valuation allowance has been recorded for certain foreign deferred tax assets due to negative evidence of cumulative book losses with no deferred tax benefit recognized for certain foreign losses on operations. See Note 9, “Taxes on Income,” to our unaudited consolidated financial statements for further discussion of the foregoing.

For the three months ended June 30, 2021, the income tax provision was $3.2 million and effective tax rate was 3.7%. A valuation allowance had been recorded for the U.S. federal and state and certain foreign deferred tax assets due to negative evidence of cumulative book losses. Accordingly, no deferred tax provision was recorded for domestic book income or deferred tax benefit recognized for certain foreign losses on operations.

Adjusted EBITDA by Segment for the Three Months Ended June 30, 2022 (Successor) and 2021 (Predecessor)

Adjusted EBITDA by segment is determined and presented in accordance with Accounting Standards Codification Topic 280, Segment Reporting. Adjusted EBITDA by segment is a measure used by our chief operating decision maker to assess the performance of our segments. We exclude from Adjusted EBITDA by segment: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our chief operating decision maker does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. In addition, Adjusted EBITDA by segment is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA Non-GAAP measure, see “—Non GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

	Successor	Predecessor
($ in thousands) (unaudited)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Adjusted EBITDA by segment:
K-12	$191,087	$94,809	$96,278	101.5%
Higher Education	(141)	7,153	(7,294)	n/m
Global Professional	14,004	14,363	(359)	(2.5)%
International	188	2,301	(2,113)	n/m
Other	(2,222)	9,391	(11,613)	n/m

K-12

Adjusted EBITDA for the three months ended June 30, 2022 and 2021 was $191.1 million and $94.8 million, respectively, an increase of $96.3 million or 101.5%. The increase was primarily due to:

•

an increase in sales due to a strong open territory and adoption state performance, most notably the Florida and Alabama English Language Arts adoption and a strong performance in Math, Humanities and Intervention portfolios across multiple states;

•	a 32% increase in Supplemental and Intervention sales primarily due to the Achieve3000 Acquisition;

•	an increase in available funding for school districts under various stimulus bills passed by the U.S. federal government to combat the impact of COVID-19; partially offset by

•	higher depository sales commission driven by sales mix;

•	an increase in compensation expense due primarily to the Achieve3000 Acquisition;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	higher inventory reserve driven by lower print sales attributable to the product mix being sold for state adoption opportunities;

•	an increase in travel and entertainment expense driven by a return in-person sales activities and an easing of COVID-19 pandemic-related restrictions; and

•	an increase in manufacturing and freight costs driven by an increase in the total market opportunity and the impact of inflation on raw material costs.

Higher Education

Adjusted EBITDA for the three months ended June 30, 2022 and 2021 was $(0.1) million and $7.2 million, respectively, a decrease of $7.3 million. The decrease was primarily due to:

•

a decline in sales primarily due to a shift in sales from the first fiscal quarter to the second fiscal quarter due to the ongoing digital transition of the business which drives digital sales more closely aligned with the start of the semester as compared to historical physical product sales in the first fiscal quarter;

•	a decline in direct-to-student sales resulting from a return to on campus instructions which negatively impacted sales mix;

•	an increase in compensation expense attributable to merit increases;

•	higher inventory reserve driven by lower print sales attributable to the ongoing shift to digital learning solutions and our rental program; and

•	an increase in travel and entertainment expense resulting from a return to on campus sales activities; partially offset by

•	growth in Inclusive Access sales of approximately 8%; and

•	a lower product returns reserve driven by lower print sales attributable to the ongoing shift to digital learning solutions.

Global Professional

Adjusted EBITDA for the three months ended June 30, 2022 and 2021 was $14.0 million and $14.4 million, respectively, a decrease of $0.4 million or 2.5%. The decrease was primarily due to:

•	an increase in compensation expense attributable to merit increases;

•	an increase in travel and entertainment expense due to the easing of COVID-19 pandemic-related restrictions; and

•	an increase in manufacturing and freight costs during the period as a result of sales mix and raw material inflationary pressures; partially offset by

•	an increase in sales primarily driven by release of Harrison’s Principles of Internal Medicine, 21st edition in the period ended June 30, 2022.

International

Adjusted EBITDA for the three months ended June 30, 2022 and 2021 was $0.2 million and $2.3 million, respectively, a decrease of $2.1 million. The decrease was primarily due to:

•	a $0.3 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period);

•	an increase in travel and entertainment expense attributable to the easing of COVID-19 pandemic restrictions; and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	an increase in manufacturing and freight costs attributable primarily to sales mix and raw material inflationary pressures; partially offset by

•	higher print revenue driven by the expected positive impact in certain print-dominated geographies upon the easing of certain COVID-19 pandemic-related restrictions.

Other

Adjusted EBITDA for the three months ended June 30, 2022 and 2021 was $(2.2) million and $9.4 million, respectively, a decrease of $11.6 million. The decrease was primarily driven by the prior year recognition of $3.5 million gain on sale of certain Global Professional titles, foreign currency translation loss and other timing-driven expenses.

Consolidated Operating Results for the Years Ended March 31, 2022 (Non-GAAP Combined) and 2021 (Predecessor)

The following tables set forth certain historical consolidated financial information for the periods from August 1, 2021 to March 31, 2022 (Successor) and April 1, 2021 to July 31, 2021 (Predecessor), together reported as “Non-GAAP Combined” and the year ended March 31, 2021 (Predecessor). The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Successor	Predecessor	Non-GAAP Combined	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
			2022	2021	$ Change	% Change
($ in thousands)			(unaudited)

Revenue	$1,139,617	$650,603	$1,790,220	$1,544,705	$245,515	15.9%
Cost of sales	254,324	139,303	393,627	336,537	57,090	17.0%

Gross profit	885,293	511,300	1,396,593	1,208,168	188,425	15.6%
Operating expenses:
Operating and administrative expenses	675,692	340,419	1,016,111	833,384	182,727	21.9%
Depreciation	21,098	22,171	43,269	61,203	(17,934)	(29.3)%
Amortization of intangibles	179,991	16,439	196,430	58,830	137,600	233.9%
Impairment charge	405,000	—	405,000	—	405,000	n/m
Transaction costs	65,664	20,999	86,663	5,243	81,420	n/m

Total operating expenses	1,347,445	400,028	1,747,473	958,660	788,813	82.3%

Operating income (loss)	(462,152)	111,272	(350,880)	249,508	(600,388)	(240.6)%

Interest expense (income), net	161,754	54,859	216,613	193,321	23,292	12.0%
Loss on extinguishment of debt	—	75,800	75,800	—	75,800	n/m
Other (income) expense	—	(3,500)	(3,500)	(2,770)	(730)	26.4%
Income (loss) from operations before taxes on income	(623,906)	(15,887)	(639,793)	58,957	(698,750)	n/m

Income tax provision (benefit)	(25,668)	5,250	(20,418)	14,207	(34,625)	n/m

Net income (loss)	$(598,238)	$(21,137)	$(619,375)	$44,750	$(664,125)	n/m

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Revenue

	Successor	Predecessor	Non-GAAP Combined	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
			2022	2021	$ Change	% Change
($ in thousands)			(unaudited)
Reported Revenue by segment:
K-12	$467,497	$323,152	$790,649	$583,669	$206,980	35.5%
Higher Education	449,588	214,892	664,480	649,087	15,393	2.4%
Global Professional	99,298	48,898	148,196	142,341	5,855	4.1%
International	118,242	68,229	186,471	168,951	17,520	10.4%
Other	4,992	(4,568)	424	657	(233)	n/m

Total Reported Revenue	$1,139,617	$650,603	$1,790,220	$1,544,705	$245,515	15.9%

Revenue for the years ended March 31, 2022 and 2021 was $1,790.2 million and $1,544.7 million, respectively, an increase of $245.5 million or 15.9%. The variance was driven by the segment factors described below.

K-12

K-12 revenue for the years ended March 31, 2022 and 2021 was $790.6 million and $583.7 million, respectively, an increase of $207.0 million or 35.5%. The increase was primarily due to:

•	strong open territory and adoption state performance, most notably the Florida English Language Arts adoption;

•	strong performance in Math, Humanities and Intervention portfolios across multiple states;

•	a 49% increase in Supplemental and Intervention performance;

•	an increase in available funding for school districts under various stimulus bills passed by the Federal Government to combat the educational impact of COVID-19; and

•	timing of digital revenue recognition related to prior period sales.

Higher Education

Higher Education revenue for the years ended March 31, 2022 and 2021 was $664.5 million and $649.1 million, respectively, an increase of $15.4 million or 2.4%. The increase was primarily due to:

•	digital revenue growth, primarily attributable to our Inclusive Access sales which grew by 26%;

•	timing of digital revenue recognition related to prior period sales; and

•	lower product returns reserve driven by lower print sales attributable to the ongoing shift to digital learning solutions; partially offset by

•

a decline in print revenue, driven by the ongoing migration from print to digital learning solutions and limited print sales of our 2019 onwards copyright titles which were primarily available only through our rental program; and

•	lower direct-to-student sales resulting from a return to on campus instructions.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Global Professional

Global Professional revenue for the years ended March 31, 2022 and 2021 was $148.2 million and $142.3 million, respectively, an increase of $5.9 million or 4.1%. The increase was primarily due to:

•	an increase in digital subscription revenue related to our Access platform; and

•	higher print revenue, as expected, following a prior year impacted by COVID-19.

International

International revenue for the years ended March 31, 2022 and 2021 was $186.5 million and $169.0 million, respectively, an increase of $17.5 million or 10.4%. The increase was primarily due to:

•	timing of digital revenue recognition related to prior period sales;

•	higher print revenue, as expected, following a prior year impacted by COVID-19; and

•	a $3.0 million favorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period).

Cost of Sales

Cost of sales for the years ended March 31, 2022 and 2021 were $393.6 million and $336.5 million, respectively, an increase of $57.1 million or 17.0%. The increase was primarily due to higher manufacturing and royalty costs consistent with the increase in revenue, coupled with raw material cost increases driven by inflationary pressure in the period. The cost of sales also increased by $24.6 million due to the impact of purchase accounting which increased cost of sales as a result of the step-up in carrying value of inventory related to the Acquisition.

Operating and Administrative Expenses

Operating and administrative expenses for the years ended March 31, 2022 and 2021 were $1,016.1 million and $833.4 million, respectively, an increase of $182.7 million or 21.9%. Included within operating and administrative expenses is the amortization of pre-publication investment expenditures which decreased by $14.7 million or 19.0%, driven by the timing and level of pre-publication expenditures. The remaining variance was primarily due to:

•

higher compensation expense resulting from an increase in headcount and accelerated vesting of certain legacy share-based awards directly attributable to the Achieve3000 Acquisition as well as the accelerated vesting of the outstanding share-based awards as a result of the Acquisition;

•	higher promotional sample expense in advance of adoption opportunities;

•	higher depository and sales force sales commission driven by state sales mix and higher sales, respectively; and

•	absence of gain recorded in prior period resulting from favorable settlement of copyright lawsuit filed in 2016; partially offset by

•	lower technology-related expenditures due to operational improvements and contract negotiations.

Depreciation and Amortization of Intangibles

Depreciation and amortization expenses for the years ended March 31, 2022 and 2021 were $239.7 million and $120.0 million, respectively, an increase of $119.7 million or 99.7%. The increase

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

was driven by the amortization expense associated with identifiable intangible assets recorded as a result of the acquisitions discussed under Note 3, “Business Combinations,” to our consolidated financial statements.

Impairment charge

During the year ended March 31, 2022, the Company recorded an impairment charge of $405.0 million, of which $385.0 million relates to the goodwill impairment of the Higher Education reporting unit primarily due to a revision of previously projected revenue, discount rate and market multiples given current market conditions. The remaining $20.0 million charge, relates to the impairment of the Higher Education indefinite-lived trademark intangible which resulted primarily from a revision of previously projected revenue given current market conditions.

Transaction costs

Transaction costs for the years ended March 31, 2022 and 2021 were $86.7 million and $5.2 million, respectively. The increase represents transaction related expenses associated with the acquisitions as disclosed in Note 3, “Business Combinations,” to our consolidated financial statements.

Interest expense (income), net

Interest expense (income), net, for the years ended March 31, 2022 and 2021 were $216.6 million and $193.3 million, respectively, an increase of $23.3 million or 12.0%. The increase was primarily due to a higher outstanding debt balance as a result of the acquisitions as discussed under Note 3, “Business Combinations,” to our consolidated financial statements, partially offset by the lower effective interest rate on Successor debt compared to Predecessor debt. See Note 9, “Debt,” to our consolidated financial statements for further discussion of our debt.

Loss on extinguishment of debt

The Company recorded a loss on extinguishment of debt of $75.8 million, consisting primarily of the redemption premium payment of $14.4 million associated with the Company’s $687.0 million outstanding 8.0% senior secured notes due 2024 (the “2021 Senior Secured Notes”), as well as the write-off of unamortized deferred financing costs and original debt discount of $21.9 million and $39.5 million, respectively, related to the financing transactions disclosed in Note 9, “Debt,” to our consolidated financial statements.

Other (income) expense

On April 16, 2021, the Company sold certain Global Professional titles for a total cash consideration of $3.5 million to a third party. The carrying value of these assets was $0.

On June 30, 2015, the Company entered into a definitive agreement and consummated the sale of substantially all of the assets and certain liabilities of the Company’s wholly owned CTB business to Data Recognition Corporation. As part of the agreement, the Company was entitled to receive an earn-out in the event that the performance of the CTB business exceeded certain thresholds over a five-year period. The Company recognized $(2.8) million related to the earn-out for the year ended March 31, 2021 (Predecessor) and is recorded as Other (income) expense in the consolidated statements of operations.

Income tax provision (benefit)

Income tax provision (benefit) for the years ended March 31, 2022 and 2021 was $(20.4) million and $14.2 million, respectively. For the years ended March 31, 2022 and 2021, the effective tax rate

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

was 3.2% and 24.1%, respectively. The change was resulted from recording of a valuation allowance for net federal and state and certain net foreign deferred tax assets in the Predecessor and Successor periods, due to negative evidence of cumulative book losses. In connection with the acquisition method of accounting for the Acquisition, on August 1, 2021, the Company provided deferred tax liabilities, for difference in fair value over carryover tax basis, in excess of historic deferred tax assets. As a result, the Company determined that a valuation allowance was no longer required on its domestic deferred tax assets. Accordingly, an income tax benefit was recognized on book losses reported in the Successor period, August 1, 2021 to March 31, 2022.

Changes in the effective tax rate from the prior period include book income moving to book loss and the non-deductible impairment of goodwill.

The tax benefit reported on the income statement over the next few years will not represent the Company’s expected domestic income tax liability due to non-deductible intangible amortization and the continuing restriction on the Company’s ability to deduct interest expense under Code Section 163(j).

Adjusted EBITDA by Segment for the Years Ended March 31, 2022 (Non-GAAP Combined) and 2021 (Predecessor)

Adjusted EBITDA by segment is determined and presented in accordance with Accounting Standards Codification Topic 280, Segment Reporting. Adjusted EBITDA by segment is a measure used by our chief operating decision maker to assess the performance of our segments. We exclude from Adjusted EBITDA by segment: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our chief operating decision maker does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. In addition, Adjusted EBITDA by segment is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA Non-GAAP measure, see “—Non GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

	Successor	Predecessor	Non-GAAP Combined	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
($ in thousands)			2022	2021	$ Change	% Change
Adjusted EBITDA by segment:			(unaudited)
K-12	$49,543	$202,233	$251,776	$140,157	$111,619	79.6%
Higher Education	251,593	42,008	293,601	293,946	(345)	(0.1)%
Global Professional	31,651	22,648	54,299	48,842	5,457	11.2%
International	18,552	5,878	24,430	19,756	4,674	23.7%
Other	(3,066)	9,194	6,128	11,018	(4,890)	(44.4)%

K-12

Adjusted EBITDA for the years ended March 31, 2022 and 2021 was $251.8 million and $140.2 million, respectively, an increase of $111.6 million or 79.6%. The increase was primarily due to:

•	an increase in sales due to a strong open territory and adoption state performance, most notably the Florida English Language Arts adoption;

•	a 49% increase in Supplemental and Intervention performance;

•	an increase in available funding for school districts under various stimulus bills passed by the U.S. federal government to combat the educational impact of COVID-19; and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	a lower provision for inventory reserves as COVID-19 related risks subsided; partially offset by

•	an increase in manufacturing and freight costs during the period consistent with the increase in sales;

•	higher depository and sales force sales commission driven by state sales mix and higher sales, respectively;

•	increased operating expenses associated with the Achieve3000 Acquisition; and

•	higher promotional sample expense in advance of adoption opportunities.

Higher Education

Adjusted EBITDA for the years ended March 31, 2022 and 2021 was $293.6 million and $293.9 million, respectively, a decrease of $0.3 million or 0.1%. The decrease was primarily due to:

•

a decline in print revenue, driven by the ongoing migration from print to digital learning solutions and limited print sales of our 2019 onwards copyright titles which were primarily available only through our rental program; and

•	lower direct-to-student sales resulting from return to on campus instruction which negatively impacted sales mix; partially offset by

•	growth in Inclusive Access sales of approximately 26%;

•	lower product returns reserve driven by the ongoing shift to digital learning solutions; and

•	lower manufacturing costs during the period as a result of the ongoing shift to digital learning solution sales and lower provisions as COVID-19 related risks subsided.

Global Professional

Adjusted EBITDA for the years ended March 31, 2022 and 2021 was $54.3 million and $48.8 million, respectively, an increase of $5.5 million or 11.2%. The increase was primarily due to:

•	an increase in digital subscription revenue related to our Access platform offering; and

•	higher sales, as expected, following a prior year impacted by COVID-19; partially offset by

•	an increase in manufacturing and freight costs during the period as a result of higher sales;

•	higher compensation expense, including variable compensation as a result of the increased sales; and

•	increased inventory provisions to reduce the carrying value of certain international inventories.

International

Adjusted EBITDA for the years ended March 31, 2022 and 2021 was $24.4 million and $19.8 million, respectively, an increase of $4.7 million or 23.7%. The increase was primarily due to:

•	higher print sales driven by the expected positive impact of COVID-19 restrictions easing;

•	lower manufacturing cost due to the product mix being sold; and

•	a lower provision for inventory reserves as COVID-19 related risks subsided; partially offset by

•	a $3.2 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period).

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Other

Adjusted EBITDA for the years ended March 31, 2022 and 2021 was $6.1 million and $11.0 million, respectively, a decrease of $4.9 million or 44.4%. The decrease was primarily driven by the prior year favorable settlement of the copyright actions lawsuit filed in 2016 that was partially offset by the recognition of $3.5 million gain from the sale of certain Global Professional titles.

Consolidated Operating Results for the Years Ended March 31, 2021 and 2020 (Predecessor)

The following tables set forth certain historical consolidated financial information for the years ended March 31, 2021 and 2020 (Predecessor). The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Predecessor
	Year Ended March 31,
($ in thousands)	2021	2020	$ Change	% Change
Revenue	$1,544,705	$1,584,756	$(40,051)	(2.5)%
Cost of sales	336,537	358,279	(21,742)	(6.1)%

Gross profit	1,208,168	1,226,477	(18,309)	(1.5)%
Operating expenses:
Operating and administrative expenses	833,384	1,009,589	(176,205)	(17.5)%
Depreciation	61,203	63,456	(2,253)	(3.6)%
Amortization of intangibles	58,830	70,154	(11,324)	(16.1)%
Impairment charge	—	3,000	(3,000)	n/m
Transaction costs	5,243	25,075	(19,832)	(79.1)%

Total operating expenses	958,660	1,171,274	(212,614)	(18.2)%

Operating income (loss)	249,508	55,203	194,305	n/m
Interest expense (income), net	193,321	188,097	5,224	2.8%
Other (income) expense	(2,770)	(9,118)	6,348	(69.6)%

Income (loss) from operations before taxes on income	58,957	(123,776)	182,733	(147.6)%
Income tax provision (benefit)	14,207	11,529	2,678	23.2%

Net income (loss)	$44,750	$(135,305)	$180,055	(133)%

Revenue

	Predecessor
	Year Ended March 31,
($ in thousands)	2021	2020	$ Change	% Change
Reported Revenue by segment:
K-12	$583,669	$594,029	$(10,360)	(1.7)%
Higher Education	649,087	629,363	19,724	3.1%
Global Professional	142,341	156,702	(14,361)	(9.2)%
International	168,951	202,820	(33,869)	(16.7)%
Other	657	1,842	(1,185)	(64.3)%

Total Reported Revenue	$1,544,705	$1,584,756	$(40,051)	(2.5)%

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Revenue for the years ended March 31, 2021 and 2020 was $1,544.7 million and $1,584.8 million, respectively, a decrease of $40.1 million or 2.5%. The decrease was driven by the segment factors described below.

K-12

K-12 revenue for the years ended March 31, 2021 and 2020 was $583.7 million and $594.0 million, respectively, a decrease of $10.4 million or 1.7%. The decrease was primarily due to:

•

a cyclically smaller adoption market year-over-year, the decision by states to forgo certain non-core adoptions, and delayed purchasing in the multi-year California Science adoption; partially offset by

•	higher market share capture in both adoption and open territory markets across our Reading, Math, Science and Humanities portfolio; and

•	timing of digital revenue recognition related to prior period sales.

Higher Education

Higher Education revenue for the years ended March 31, 2021 and 2020 was $649.1 million and $629.4 million, respectively, an increase of $19.7 million or 3.1%. The increase was primarily due to:

•	increased revenue primarily attributable to digital growth via Inclusive Access and direct-to-student e-commerce channel sales, which grew by 58% and 24%, respectively; and

•	a lower product returns reserve driven by lower print sales attributable to the ongoing shift to digital learning solutions and our rental program introduced in 2018; partially offset by

•

a decline in print revenue, driven by the ongoing migration from print to digital learning solutions and limited sales of our 2019 and subsequent copyright titles which were primarily available only through our rental program.

Global Professional

Global Professional revenue for the years ended March 31, 2021 and 2020 was $142.3 million and $156.7 million, respectively, a decrease of $14.4 million or 9.2%. The decrease was primarily due to:

•	lower print revenue related to COVID-19 driven distribution channel partner disruptions globally; partially offset by

•

the continued increase in digital subscription revenue related to our Access platform offerings both domestically and internationally with strong growth internationally in the first year of the new Global Professional operating structure.

International

International revenue for the years ended March 31, 2021 and 2020 was $169.0 million and $202.8 million, respectively, a decrease of $33.9 million or 16.7%. The decrease was primarily due to:

•	lower print revenue related to COVID-19 driven distribution channel partner disruptions caused by shutdowns and lower ordering levels; and

•	lower print revenue driven by stronger controls on sales to third parties to prevent product from being resold in the U.S. secondary market; partially offset by

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

an increase in digital product sales of $23.6 million, in constant currency, resulting from more than 60% growth in Higher Education Connect activations and ALEK K-12 and ALEKS Higher Education unique users; and

•	a $0.3 million favorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period).

Cost of Sales

Cost of sales for the years ended March 31, 2021 and 2020 were $336.5 million and $358.3 million, respectively, a decrease of $21.7 million or 6.1%. The decrease was primarily due to lower manufacturing costs and freight attributable to lower print sales resulting from ongoing shift to digital learning solutions and lower royalty expense driven by the decline in sales.

Operating and Administrative Expenses

Operating and administrative expenses for the years ended March 31, 2021 and 2020 were $833.4 million and $1,009.6 million, respectively, a decrease of $176.2 million or 17.5%. Included within operating and administrative expenses is the amortization of pre-publication expenditures which decreased by $19.6 million or 20.2%, driven by the timing of pre-publication expenditures. The remaining variance was primarily due to:

•	lower compensation expense due to strategic headcount reductions;

•	lower travel & entertainment and utilities expense due to travel restrictions and office closures related to COVID-19;

•	lower promotional samples expense;

•	lower legal cost due to the termination of a previously disclosed proposed merger on May 3, 2020; and

•	favorable settlement of the copyright actions lawsuit filed in 2016; partially offset by

•	an increase in annual incentive compensation and sales commission costs.

Depreciation and Amortization of Intangibles

Depreciation and amortization expenses for the years ended March 31, 2021 and 2020 were $120.0 million and $133.6 million, respectively, a decrease of $13.6 million or 10.2%. The decrease was primarily driven by the use of accelerated amortization methods for certain acquired intangible assets partially offset by an increase in depreciation expense associated with deferred technology projects that went live during the year.

Impairment charge

At the year ended March 31, 2020, the Company recorded an impairment charge of $3.0 million related to the International trademark. See Note 7, “Goodwill and Other Intangible Assets,” to our consolidated financial statements.

Transaction costs

Transaction costs for the year ended March 31, 2021 and 2020 were $5.2 million and $25.1 million, respectively. These primarily represent the transaction related expenses associated with the Merger Agreement entered into between the Company and Cengage on May 1, 2019 and terminated on May 3, 2020.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Interest expense (income), net

Interest expense (income), net, for the years ended March 31, 2021 and 2020 were $193.3 million and $188.1 million, respectively, an increase of $5.2 million or 2.8%. The increase was primarily due to:

•	the third-party costs incurred in relation to the refinancing of our debt during the three months ended March 31, 2021; partially offset by

•	a lower applicable LIBOR related to the Company’s $1,364.0 million term loan facility due 2024 in comparison to the prior year due to lower market interest rates.

See Note 9, “Debt,” to our consolidated financial statements for further discussion of our debt.

Other (income) expense

During the year ended March 31, 2021 and 2020, the Company recorded a gain of $2.8 million and $9.1 million, respectively, related to an earnout associated with the sale of a former business segment in 2015. See Note 4, “Other Income,” to our consolidated financial statements for further discussion of the sale.

Income tax provision (benefit)

Income tax provision (benefit) for the years ended March 31, 2021 and 2020 were $14.2 million and $11.5 million, respectively. For the years ended March 31, 2021 and 2020, the effective tax rates were 24.1% and (9.3)%, respectively. A valuation allowance was recorded for net federal and state and certain net foreign deferred tax assets due to negative evidence of cumulative book losses. As a result, for the year ended March 31, 2021, no deferred income tax provision was recorded against domestic operating income, and no deferred income tax benefit was recognized for certain foreign losses on operations. For the year ended March 31, 2020 no deferred income tax benefit was recognized for domestic and certain foreign losses on operations.

Changes in the effective tax rate from the prior period includes the valuation allowance on deferred tax assets and book loss moving to book income.

Adjusted EBITDA by Segment for the Years Ended March 31, 2021 and 2020 (Predecessor)

Adjusted EBITDA by segment is determined and presented in accordance with Accounting Standards Codification Topic 280, Segment Reporting. Adjusted EBITDA by segment is a measure used by our chief operating decision maker to assess the performance of our segments. We exclude from Adjusted EBITDA by segment: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our chief operating decision maker does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. In addition, Adjusted EBITDA by segment is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA Non-GAAP measure, see “—Non GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

	Predecessor
	Year Ended March 31,
($ in thousands)	2021	2020	$ Change	% Change
Adjusted EBITDA by segment:
K-12	$140,157	$150,083	$(9,926)	(6.6)%
Higher Education	293,946	237,681	56,265	23.7%
Global Professional	48,842	51,662	(2,820)	(5.5)%
International	19,756	4,768	14,988	314.3%
Other	11,018	6,279	4,739	75.5%

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

K-12

Adjusted EBITDA for the years ended March 31, 2021 and 2020 was $140.2 million and $150.1 million, respectively, a decrease of $9.9 million or 6.6%. The decrease was primarily due to:

•	a cyclically smaller adoption market year-over-year, the decision by states to forgo certain non-core adoptions, and delayed purchasing in the multi-year California Science adoption;

•	an increase in annual incentive compensation costs; partially offset by

•	higher market share capture in both adoption and open territory markets across our Reading, Math, Science and Humanities portfolio;

•	lower travel & entertainment and utilities expense due to travel restrictions and office closures related to COVID-19;

•	lower promotional samples expense; and

•	lower discretionary spending and compensation driven by strategic headcount reductions.

Higher Education

Adjusted EBITDA for the years ended March 31, 2021 and 2020 was $293.9 million and $237.7 million, respectively, an increase of $56.3 million or 23.7%. The increase was primarily due to:

•	increased sales primarily attributable to digital growth via Inclusive Access and direct-to-student e-commerce channel sales, which grew by 58% and 24%, respectively;

•	a lower product returns reserve driven by lower print sales attributable to the ongoing shift to digital learning solutions and our rental program introduced in 2018;

•	a decrease in manufacturing and freight costs during the year as a result of ongoing shift to digital learning solution sales;

•	lower travel & entertainment and utilities expense due to travel restrictions and office closures related to COVID-19; and

•	lower discretionary spending and compensation driven by strategic headcount reductions; partially offset by

•

a decline in print revenue, driven by the ongoing migration from print to digital learning solutions and limited sales of our 2019 and subsequent copyright titles which were primarily available only through our rental program; and

•	an increase in annual incentive compensation and sales commission costs.

Global Professional

Adjusted EBITDA for the years ended March 31, 2021 and 2020 were $48.8 million and $51.7 million, respectively, a decrease of $2.8 million or 5.5%. The decrease was due primarily to:

•

lower print sales related to COVID-19 driven distribution channel partner disruptions globally, including disruptions to warehousing operations, labor shortages and transportation challenges; partially offset by

•

the continued increase in digital subscription revenue related to our Access platform offering both domestically and internationally with strong growth internationally in the first year of the new Global Professional operating structure;

•	lower travel & entertainment and utilities expense due to travel restrictions and office closures related to COVID-19; and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	lower discretionary spending.

International

Adjusted EBITDA for the years ended March 31, 2021 and 2020 was $19.8 million and $4.8 million, respectively, an increase of $15.0 million or 314.3%. The increase was primarily due to:

•	an increase in digital product sales;

•	lower travel & entertainment and utilities expense due to travel restrictions and office closures related to COVID-19;

•	lower discretionary spending and compensation driven by strategic headcount reductions;

•	improvement in margins resulting from the ongoing shift to digital solution sales; and

•

a $5.5 million favorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); partially offset by

•	lower print revenue related to COVID-19 driven distribution channel partner disruptions, including disruptions to warehousing operations, labor shortages and transportation challenges; and

•	lower print revenue driven by stronger controls on sales to third parties to prevent product from being resold in the U.S. secondary market.

Other

Adjusted EBITDA for the years ended March 31, 2021 and 2020 was $11.0 million and $6.3 million, respectively, an increase of $4.7 million or 75.5%. The increase was driven by the favorable settlement of the copyright actions lawsuit filed in 2016.

Non-GAAP Financial Measures

We include non-GAAP measures in this prospectus, including EBITDA and Adjusted EBITDA because they are a basis on which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business by allowing management to focus on the most meaningful indicators of our continuous operational performance.

Although we believe these measures are useful for investors for the same reasons, we recommend that users of the financial statements note that these measures are not a substitute for GAAP financial measures or disclosures. We provide reconciliations of EBITDA and Adjusted EBITDA measures to the corresponding most closely related GAAP measure.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are presented because they are a basis upon which our board of directors and management assesses our business performance, and we believe they are useful for investors to understand the underlying trends of our operations.

EBITDA is defined as net income (loss) from continuing operations plus interest expense (income), net, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude items required or permitted under our Cash Flow Credit Agreement, which is summarized in the table below. Adjusted EBITDA is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors, excluding certain non-operational or non-recurring losses or gains. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EBITDA varies from others in our industry. This measure should not be considered as an alternative to net income (loss) or any other performance measures derived in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, Adjusted EBITDA does not reflect: (a) our cash capital and pre-publication expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; (b) the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; (c) tax payments; (d) advisory fees paid to entities and investment funds affiliated with our equity owners; (e) certain one-time expenditures to realize cost savings; (f) any gains or losses from foreign currency transactions and foreign translations; or (g) the impact of earnings or charges resulting from matters that we and the lenders under our debt agreements may not consider indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash and other charges or costs that are deducted in calculating consolidated net income. However, these are expenses that may recur, may vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes.

Further, although not included in the calculation of Adjusted EBITDA below, the measure may at times allow us to add estimated cost savings and operating synergies related to operational changes ranging from acquisitions or dispositions to restructurings, and exclude one-time transition expenditures that we anticipate we will need to incur to realize cost savings before such savings have occurred.

The calculation of Adjusted EBITDA below is presented in accordance with our debt agreements. The results of such calculation could differ in the future based on the different types of adjustments that may be included in such respective calculations at the time.

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor
	Three Months Ended June 30,	Three Months Ended June 30,	August 1, 2021 to March 31,	April 1, 2021 to July 31,	Year Ended March 31,
	2022	2021	2022	2021	2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
Net income (loss)	$(9,261)	$84,092	$(598,238)	$(21,137)	$(619,375)	$44,750	$(135,305)
Interest expense (income), net	63,753	41,760	161,754	54,859	216,613	193,321	188,097
Income tax provision (benefit)	(397)	3,196	(25,668)	5,250	(20,418)	14,207	11,529
Depreciation, amortization and pre-publication amortization	88,641	40,633	245,295	57,473	302,768	197,858	230,855

EBITDA	$142,736	$169,681	$(216,857)	$96,445	$(120,412)	$450,136	$295,176

Change in deferred(a)	24,522	(47,424)	(4,019)	271	(3,748)	24,532	60,069
Restructuring and cost savings implementation charges(b)	2,616	1,693	9,994	1,524	11,518	24,309	21,606
Purchase accounting(c)	13,163	—	24,568	—	24,568	—	—
Sponsor fees(d)	2,500	875	6,695	1,167	7,862	3,500	3,500
Impairment charge(e)	—	—	405,000	—	405,000	—	3,000
Transaction and integration costs(f)	1,377	—	67,997	20,999	88,996	5,243	32,105
Loss on extinguishment(g)	—	—	—	75,800	75,800	—	—
Other(h)	16,002	3,192	54,895	85,755	140,650	5,999	35,017

Adjusted EBITDA	$202,916	$128,017	$348,273	$281,961	$630,234	$513,719	$450,473

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(a)	Change in deferred

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2022	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
					2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)
Change in deferred revenue(i)	$32,232	$(53,685)	$2,080	$3,531	$5,611	$46,149	$77,389
Change in deferred royalties(ii)	(4,745)	6,952	(9,019)	(720)	(9,739)	(22,454)	(17,374)
Change in deferred commissions(iii)	(2,965)	(691)	2,920	(2,540)	380	837	54

Change in deferred	$24,522	$(47,424)	$(4,019)	$271	$(3,748)	$24,532	$60,069

(i)	We receive cash up-front for most sales but recognize revenue over time recording a liability for deferred revenue at the time of sale.
(ii)	Royalty obligations are generally payable in the period incurred with limited recourse.
(iii)	Commissions are generally payable in the period incurred.

(b)

Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives to create a flatter and more agile organization.

(c)	Represents the effects of the application of purchase accounting associated with the Acquisition, driven by the step-up of acquired inventory.
(d)

For the three months ended June 30, 2022 (Successor) and the period from August 1, 2021 to March 31, 2022 (Successor), represents $10.0 million of annual advisory fee paid to Platinum Advisors. For the three months ended June 30, 2021 (Predecessor), the period from April 1, 2021 to July 31, 2021 (Predecessor) and the years ended March 31, 2021 and 2020 (Predecessor), represents $3.5 million of annual management fees payable to entities affiliated with Apollo Global Management, LLC.

(e)

For the period from August 1, 2021 to March 31, 2022 (Successor), the Company recorded a non-cash impairment charge of $405.0 million reducing the Higher Education goodwill and indefinite-lived intangible trademark by $385.0 million and $20.0 million, respectively.

For year ended March 31, 2020 (Predecessor), the Company recorded a non-cash impairment charge of $3.0 million related to the International trademark.

(f)

For the period from April 1, 2021 to March 31, 2022 (Successor), this primarily represents transaction and integration costs associated with the Acquisition and the Achieve3000 Acquisition. For all other periods presented, this primarily represents the transaction costs associated with the Merger Agreement entered between the Company and Cengage on May 1, 2019 and terminated on May 3, 2020.

(g)

Represents the write-off of unamortized deferred financing fees, original debt discount and other fees and expenses associated with the extinguishment of the Predecessor debt as a result of the Acquisition.

(h)

For the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), the amount represents (i) share-based incentive compensation expense of $11.7 million and $1.6 million, respectively, (ii) foreign currency exchange transaction impact of $0.8 million and $1.2 million, respectively, and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the periods from April 1, 2021 to July 31, 2021 (Predecessor) and August 1, 2021 to March 31, 2022 (Successor), the amount represents (i) acquisition related share-based incentive compensation expense of $135.0 million, (ii) foreign currency exchange transaction impact of $0.8 million and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For the year ended March 31, 2021 and 2020 (Predecessor), the amount represents (i) non-cash incentive compensation expense of $7.3 million and $13.0 million, respectively, (ii) change in deferred real estate and lease incentives of $(0.9) million and $8.0 million, respectively, primarily related to the Company’s move to the new office location at 1325 Avenue of the Americas and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

Seasonality and Comparability

Our revenue, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. In the year ended March 31, 2022, we realized approximately 24%, 33%, 23% and 20% of our revenue during the first, second, third and fourth fiscal quarters, respectively. This seasonality affects operating cash flow from quarter to quarter and there are certain months when we operate at a net cash deficit. Changes in our customers’ ordering patterns may affect the comparison of our current results in prior years where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices. During recent years, as the Higher Education business has transitioned to digital sales, third fiscal quarter sales have partially migrated to the fourth fiscal quarter.

Quarterly Results of Operations

The following tables set forth certain historical consolidated financial information for each of the quarters in the two-year period ended June 30, 2022. In addition to presenting the Company’s historical financial data for the period from July 1, 2021 to July 31, 2021 (Predecessor) and the Company’s historical financial data for the period from August 1, 2021 to September 30, 2021 (Successor), we also include the combined results for the second fiscal quarter of the year ended March 31, 2022, referenced as “Non-GAAP Combined.” The following tables and discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Predecessor					Successor	Non-GAAP Combined	Successor
	March 31, 2021			March 31, 2022		March 31, 2022				March 31, 2023
($ in thousands) (unaudited)	Second Quarter 2021	Third Quarter 2021	Fourth Quarter 2021	First Quarter 2022	July 1, 2021 to July 31, 2021	August 1, 2021 to September 30, 2021	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	First Quarter 2023
Revenue	$523,248	$362,502	$321,864	$437,629	$212,974	$372,454	$585,428	$403,272	$363,891	$511,092
Cost of sales	121,690	69,209	61,738	94,204	45,099	93,112	138,211	81,593	79,619	135,179

Gross profit	401,558	293,293	260,126	343,425	167,875	279,342	447,217	321,679	284,272	375,913
Operating expenses
Operating and administrative expenses	223,233	197,936	231,549	188,648	151,771	163,939	315,710	246,742	265,011	243,254
Depreciation	14,206	15,711	17,325	16,801	5,370	5,875	11,245	8,654	6,569	10,013
Amortization of intangibles	15,106	14,341	12,927	12,428	4,011	42,196	46,207	68,479	69,316	68,551
Impairment charge	—	—	—	—	—	—	—	—	405,000	—
Transaction costs	—	—	5,243	—	20,999	55,627	76,626	10,037	—	—

Total operating expenses	252,545	227,988	267,044	217,877	182,151	267,637	449,788	333,912	745,896	321,818

Operating income (loss)	149,013	65,305	(6,918)	125,548	(14,276)	11,705	(2,571)	(12,233)	(461,624)	54,095

Interest expense (income), net	41,631	43,898	63,352	41,760	13,099	39,845	52,944	60,219	61,690	63,753
Loss on extinguishment of debt	—	—	—	—	75,800	—	75,800	—	—	—
Other (income) expense	—	—	(2,770)	(3,500)	—	—	—	—	—	—

Income (loss) from operations before taxes on income	107,382	21,407	(67,500)	87,288	(103,175)	(28,140)	(131,315)	(72,452)	(523,314)	(9,658)
Income tax provision (benefit)	3,919	3,513	5,853	3,196	2,054	(387)	1,667	(11,186)	(14,095)	(397)

Net income (loss)	$103,463	$17,894	$(73,353)	$84,092	$(105,229)	$(27,753)	$(132,982)	$(61,266)	$(509,219)	$(9,261)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Predecessor					Successor	Non-GAAP Combined	Successor
	March 31, 2021			March 31, 2022		March 31, 2022	March 31, 2022	March 31, 2022		March 31, 2023
($ in thousands) (unaudited)	Second Quarter 2021	Third Quarter 2021	Fourth Quarter 2021	First Quarter 2022	July 1, 2021 to July 31, 2021	August 1, 2021 to September 30, 2021	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	First Quarter 2023
Reported Revenue by Segment:
K-12	$247,447	$109,888	$81,058	$206,418	$116,734	$200,848	$317,582	$149,248	$117,401	$290,146
Higher Education	183,858	168,208	168,011	149,461	65,431	107,451	172,882	169,692	172,445	136,287
Global Professional	37,565	35,396	37,627	35,179	13,719	25,600	39,319	36,044	37,654	38,799
International	52,880	47,401	35,266	50,186	18,043	35,498	53,541	46,400	36,344	49,297
Other	1,498	1,609	(98)	(3,615)	(953)	3,057	2,104	1,888	47	(3,437)

Total Reported Revenue	$523,248	$362,502	$321,864	$437,629	$212,974	$372,454	$585,428	$403,272	$363,891	$511,092

Change in deferred revenue	220,645	(114,294)	(30,242)	(53,685)	57,218	180,263	237,481	(127,864)	(50,322)	32,232

Total Billings	$743,893	$248,208	$291,622	$383,944	$270,192	$552,717	$822,909	$275,408	$313,569	$543,324

Billings by segment:
K-12	$317,504	$57,453	$26,369	$222,477	$168,578	$254,416	$422,994	$87,678	$48,175	$381,203
Higher Education	319,964	104,353	193,594	80,966	67,469	226,831	294,300	103,447	197,393	77,829
Global Professional	34,961	44,651	32,408	37,918	16,382	22,776	39,158	46,278	32,126	41,692
International	71,200	41,308	39,249	42,583	17,763	48,535	66,298	37,997	35,875	42,600
Other	264	443	2	—	—	159	159	8	—	—

Total Billings	$743,893	$248,208	$291,622	$383,944	$270,192	$552,717	$822,909	$275,408	$313,569	$543,324

	Predecessor					Successor	Non-GAAP Combined	Successor
	March 31, 2021			March 31, 2022		March 31, 2022	March 31, 2022	March 31, 2022		March 31, 2023
($ in thousands) (unaudited)	Second Quarter 2021	Third Quarter 2021	Fourth Quarter 2021	First Quarter 2022	July 1, 2021 to July 31, 2021	August 1, 2021 to September 30, 2021	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	First Quarter 2023
Adjusted EBITDA by segment:
K-12	$169,486	$(20,989)	$(60,870)	$94,809	$107,424	$141,928	$249,352	$(20,654)	$(71,731)	$191,087
Higher Education	199,547	21,119	77,799	7,153	34,855	145,263	180,118	20,580	85,750	(141)
Global Professional	11,972	19,484	6,926	14,363	8,285	7,203	15,488	21,363	3,085	14,004
International	23,684	2,346	(711)	2,301	3,577	18,942	22,519	1,696	(2,086)	188
Other	592	(3,711)	(748)	9,391	(197)	1,612	1,415	(4,910)	232	(2,222)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Liquidity and Capital Resources

	Successor		Predecessor
	As of June 30, 2022	As of March 31, 2022	As of March 31, 2021
($ in thousands)	(unaudited)
Cash and cash equivalents	$166,113	$296,373	$354,323
Current portion of long-term debt	21,250	21,250	13,964
Long-term debt	3,561,242	3,561,901	2,082,681
Finance lease obligations	21,104	23,708	32,823

Historically, we have generated operating cash flows sufficient to fund our seasonal working capital, capital requirements, expenditure and financing requirements. We use our cash generated from operating activities for a variety of needs, including among others: working capital requirements, capital and pre-publication expenditures and strategic acquisitions.

Our operating cash flows are affected by the inherent seasonality of the academic calendar. This seasonality also impacts cash flow patterns as investments are typically made in the first half of the year to support the significant selling period that occurs in the second half of the year. As a result, our cash flow is typically lower in the first half of the fiscal year and higher in the second half of the fiscal year.

Going forward, we may need cash to fund operating activities, working capital, pre-publication expenditures, capital expenditures and strategic investments. We believe that our future cash flow from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next 12 months. Over the longer term, our future capital requirements will depend on our ongoing ability to generate cash from operations and our access to the bank and capital markets. We also expect our working capital requirements to be positively impacted by our migration from print products to digital learning solutions.

If our cash flows from operations are less than we require, we may need to incur debt or issue equity. From time to time, we may need to access the long-term and short-term capital markets to obtain financing. Although we believe we can currently finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (i) our credit ratings, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of interest-bearing demand deposits with daily liquidity, money market and time deposits. The balance also includes cash that is held by the Company outside the United States to fund international operations or to be reinvested outside of the United States. The investments and bank deposits are stated at cost, which approximates market value. These investments are not subject to significant market risk.

Extinguishment of Debt (Predecessor)

In connection with the Acquisition, the Predecessor’s existing debt was repaid in full and was accounted for in accordance with ASC Topic 470-50, Debt—Modifications and Extinguishments. As a result, we incurred a loss on extinguishment of debt of $75.8 million, which consisted of a portion of the redemption premium paid of $14.4 million associated with the 2021 Senior Secured Notes as well as

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the write-off of unamortized deferred financing costs and original debt discount of $21.9 million and $39.5 million, respectively, related to the portion of the debt accounted for as an extinguishment.

Issuance of Debt (Successor)

In connection with the Acquisition, subsidiaries of the Successor entered into the following financing transactions: (1) a Cash Flow Credit Agreement, which provides for (i) an initial $1,550.0 million term loan facility and (ii) an initial $150.0 million revolving credit facility; (2) an ABL Revolving Credit Agreement, which provides for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity; (3) the $900.0 million aggregate principal amount of 5.750% 2022 Secured Notes and (4) the $725.0 million aggregate principal amount of 8.000% 2022 Unsecured Notes. In addition, on November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575.0 million under the Term Loan Facility to finance the Achieve3000 Acquisition. See Note 3, “Business Combinations,” to our consolidated financial statements.

Cash Flow Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) which provides for (i) an initial $1,550.0 million term loan facility (the “Term Loan Facility”) and (ii) an initial $150.0 million revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively, the “Cash Flow Credit Facilities”). On November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575.0 million under the Term Loan Facility pursuant to an incremental amendment to the Cash Flow Credit Agreement to finance the Achieve3000 Acquisition and related transactions. The Term Loan Facility will mature on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments. The Revolving Credit Facility will mature on July 30, 2026 and is not subject to amortization.

The interest rate applicable to borrowings under the Cash Flow Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility and 3.00% for the Revolving Credit Facility) or (2) LIBOR (or for the Revolving Credit Facility borrowings in permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin (which is 4.75% for the Term Loan Facility and 4.00% for the Revolving Credit Facility). The interest rate on borrowings under the Cash Flow Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0.50%. As of June 30, 2022, the interest rate for the Term Loan Facility was 5.55% per annum.

The following fees are applicable under the Revolving Credit Facility: (a) an unused line fee of 0.50% per annum of the unused portion of Revolving Credit Facility (excluding any swingline loans), (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR Revolving Credit Facility borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder. In addition, the Term Loan Facility was issued at a discount of 1.00%. As of June 30, 2022, the unamortized debt discount and deferred financing cost were $53.8 million and $14.8 million, respectively, which are amortized over the term of the facility using the effective interest rate method.

As of June 30, 2022, the amount available under the Revolving Credit Facility was $150.0 million. The amount drawn under the Revolving Credit Facility on the date on which it was initially entered into was $67.5 million. We paid an upfront fee equal to 0.50% of the Revolving Credit Facility commitments and the initial borrowing was repaid during the three months ended September 30, 2021. In addition, we also incurred an undrawn fee of $0.2 million on unutilized commitments for the three months ended

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

June 30, 2022. As of June 30, 2022, the unamortized debt discount and deferred financing cost was $4.5 million, which is amortized over the term of the facility on a straight-line basis. This is included within other non-current assets in the consolidated balance sheets. As of June 30, 2022, no amount was outstanding under the Revolving Credit Facility.

All obligations under the Cash Flow Credit Agreement are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the Cash Flow Credit Agreement is a second-priority lien with respect to accounts receivable, inventory and certain other current assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The Cash Flow Credit Facilities are secured pari passu with the 2022 Secured Notes (described below).

The Revolving Credit Facility requires the maintenance of a maximum Consolidated First Lien Net Leverage Ratio, on the last day of any fiscal quarter when aggregate exposures exceed 40% of total revolving commitments (subject to certain exclusions, including issued or undrawn letters of credit), of no greater than 6.95 to 1.00, tested for the four fiscal quarter period ending on such date.

The Cash Flow Credit Agreement also includes customary mandatory prepayment requirements with respect to the term loans under the Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of June 30, 2022, McGraw Hill determined that no mandatory prepayment of the term loans under the Term Loan Facility is required.

The Cash Flow Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, make investments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.

The Cash Flow Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control and other customary events of default subject to certain materiality levels, default triggers and cure and grace periods.

As of June 30, 2022, we were in compliance with all covenants or other requirements in the Cash Flow Credit Agreement.

As of June 30, 2022, no amount was outstanding under the Revolving Credit Facility.

The fair value of the outstanding Term Loan Facility was approximately $1,914.0 million as of June 30, 2022. The Company estimates the fair value of its Term Loan Facility based on trades in the market. Since the Term Loan Facility does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of June 30, 2022, the remaining contractual life of the Term Loan Facility is approximately 6.2 years.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For more information, see “Description of Material Indebtedness.”

ABL Revolving Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) which provides for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity (the “U.S. ABL Revolving Credit Facility”) and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”). The ABL Revolving Credit Facilities will mature on July 30, 2026 and are not subject to amortization.

The interest rate applicable to borrowings under the ABL Revolving Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin or (2) LIBOR (or for permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin. The applicable margin is based on average availability under the ABL Revolving Credit Agreement at such time, and ranges from 1.25% to 1.75% for non-base rate loans and 0.25% to 0.75% for base rate loans. The interest rate on borrowings under the ABL Revolving Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0% per annum.

The following fees are applicable under the ABL Revolving Credit Facilities: (a) an unused line fee of (i) 0.250% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is less than or equal to 50% of the aggregate commitments under such ABL Revolving Credit Facility or (ii) 0.375% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is greater than 50% of the aggregate commitments under such ABL Revolving Credit Facility, (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

All obligations under the U.S. ABL Revolving Credit Facility are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the ABL Revolving Credit Facilities is a first-priority lien with respect to cash and cash equivalents, accounts receivable, inventory and certain other current and foreign assets and a second-priority lien with respect to other assets (second in priority to the liens securing the Cash Flow Credit Facilities and the 2022 Secured Notes). In addition to the U.S. obligors, the obligations under the RoW ABL Revolving Credit Facility are additionally guaranteed by, and secured by a lien on, the assets of certain foreign subsidiaries.

The ABL Revolving Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.

The ABL Revolving Credit Facilities require the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as set forth in the ABL Revolving Credit Agreement), on any date when

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Adjusted Availability (as such term is defined in the ABL Revolving Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Revolving Credit Agreement) and (b) $12.5 million, of at least 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (a) 10% of the Line Cap and (b) $12.5 million for 30 consecutive calendar days.

The ABL Revolving Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default, subject to certain materiality levels, default triggers and cure and grace periods.

As of June 30, 2022, we were in compliance with all covenants or other requirements in the ABL Revolving Credit Agreement.

As of June 30, 2022, the amount available under the ABL Revolving Credit Facilities was $200.0 million. At the issuance, $107.5 million was drawn under the ABL Revolving Credit Facilities which was repaid during the three months ended September 30, 2021. Borrowings under the ABL Revolving Credit Facilities bear interest at LIBOR plus 1.50%, subject to adjustments, and are payable when the loan matures. In addition, we also incurred an undrawn fee of $0.2 million on unutilized commitments for the three months ended June 30, 2022. As of June 30, 2022, the unamortized deferred financing costs were $3.5 million, which are amortized over the term of the agreement on a straight-line basis. This is included within other non-current assets in the consolidated balance sheets.

Availability under the ABL Revolving Credit Facilities excludes amounts outstanding for letters of credit in the amount of $4.2 million.

For more information, see “Description of Material Indebtedness.”

2022 Secured Notes and 2022 Unsecured Notes

On July 30, 2021, McGraw-Hill Education, Inc. assumed the obligations of (i) the $900.0 million aggregate principal amount of 5.750% 2022 Secured Notes and (ii) the $725.0 million aggregate principal amount of 8.000% 2022 Unsecured Notes, each initially issued by Mav Acquisition Corporation. Interest on each series of the 2022 Notes is payable semiannually in arrears on February 1 and August 1 of each year, each commencing on February 1, 2022. In March 2022, McGraw Hill repurchased $7.5 million of the 2022 Unsecured Notes. The repurchase was accounted for as an extinguishment of debt in accordance with ASC Topic 470-50, Debt—Modifications and Extinguishments.

McGraw Hill may redeem each series of the 2022 Notes at its option at certain redemption prices with respect to such series.

All obligations under the 2022 Secured Notes are guaranteed by, and secured by a lien on the assets of the direct parent of McGraw-Hill Education, Inc. and its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the 2022 Secured Notes is a second-priority lien with respect to accounts receivable, inventory and certain other current and foreign assets (second in priority to the lien securing the ABL

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The 2022 Secured Notes are secured pari passu with the Cash Flow Credit Facilities.

All obligations under the 2022 Unsecured Notes are guaranteed by all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries).

Each series of the 2022 Notes contain certain customary negative covenants and events of default. As of June 30, 2022, we were in compliance with all covenants or other requirements in the Indentures.

As of June 30, 2022, the unamortized debt discount and deferred financing costs related to the 2022 Secured Notes were $33.4 million and $7.8 million, respectively, which are amortized over the term of the 2022 Secured Notes using the effective interest rate method.

As of June 30, 2022, the unamortized debt discount and deferred financing costs related to the 2022 Unsecured Notes were $27.8 million and $6.4 million, respectively, which are amortized over the term of the 2022 Unsecured Notes using the effective interest rate method.

The fair value of the outstanding 2022 Secured Notes was approximately $767.3 million as of June 30, 2022. The Company estimates the fair value of its 2022 Secured Notes based on trades in the market. Since the 2022 Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of June 30, 2022, the remaining contractual life of the 2022 Secured Note is approximately 6.2 years.

The fair value of the outstanding 2022 Unsecured Notes was approximately $579.4 million as of June 30, 2022. The Company estimates the fair value of the 2022 Unsecured Notes based on trades in the market. Since the 2022 Unsecured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of June 30, 2022, the remaining contractual life of the 2022 Unsecured Note is approximately 7.2 years.

For more information, see “Description of Material Indebtedness.”

Scheduled Principal Payments

The scheduled principal payments required under the terms of the Successor’s debt were as follows:

($ in thousands) (unaudited)	As of June 30, 2022
Remainder of the year ended March 31, 2023	$15,938
2024	21,250
2025	21,250
2026	21,250
2027 and thereafter	3,646,875

3,726,563
Less: Current portion	(21,250)

$3,705,313

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Finance Lease Obligations

Finance lease obligations includes capital leases for computer systems, office equipment and vehicles. See Note 16, “Leases,” to our consolidated financial statements for further discussion of our finance leases.

Cash Flows

Cash flows from operating, investing and financing activities are presented in the following table:

	Interim Period				Annual Period
	Successor	Predecessor	Successor	Predecessor	Non-GAAP Combined	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31,
					2022	2021	2020
($ in thousands)	(unaudited)	(unaudited)			(unaudited)

Cash flows provided by (used for):
Operating activities	$(91,209)	$(15,241)	$231,612	$(25,917)	$205,695	$395,378	$263,598
Investing activities	(27,475)	(28,098)	(5,287,667)	(35,481)	(5,323,148)	(113,188)	(145,448)
Financing activities	(8,562)	16,803	5,105,898	(48,750)	5,057,148	(111,638)	(113,881)

Net cash flows from operating activities consist of profit after income tax, adjusted for changes in net working capital and non-cash items such as depreciation, amortization and write-offs and provisions.

Operating Activities

•

Cash flows provided by (used for) operating activities for the three months ended June 30, 2022 and 2021 were $(91.2) million and $(15.2) million, respectively, a change of $76.0 million. The change in cash used for operating activities was primarily driven by decrease in net income of $30.7 million, net of non-cash flow items, partially offset by unfavorable cash flow changes in operating assets and liabilities of $45.3 million. The net change in operating assets and liabilities was primarily driven by higher accounts receivable and deferred revenue balances resulting from higher K-12 sales.

•

Cash flows provided by (used for) operating activities for the years ended March 31, 2022 and 2021 were $205.7 million and $395.4 million, respectively, a change of $189.7 million. The change in cash provided by operating activities was primarily driven by a decrease in net income of $35.1 million, net of non-cash flow items, and unfavorable cash flow changes in operating assets and liabilities of $154.6 million driven by an increase in prepaid expenses, accounts payable and accrued expenses and other current liabilities.

•

Cash flows provided by (used for) operating activities for the years ended March 31, 2021 and 2020 were $395.4 million and $263.6 million, respectively, an increase of $131.8 million. The increase in cash provided by operating activities was primarily driven by an increase in net income of $146.3 million, net of non-cash items, primarily due to lower compensation, lower travel and entertainment costs and lower professional fees. This increase was partially offset by unfavorable cash flow changes in operating assets and liabilities of $14.5 million, primarily due to reduced deferred revenue (as a result of lower sales) and lower accounts payables and accrued expenses attributable to ongoing cost rationalization efforts.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Investing Activities

•

Cash flows provided by (used for) investing activities for the three months ended June 30, 2022 and 2021 were $(27.5) million and $(28.1) million, respectively, a change of $0.6 million. The difference was primarily driven by the absence of acquisition and disposal activities in the current period partially offset by higher deferred technology costs.

•

Cash flows provided by (used for) investing activities for the years ended March 31, 2022 and 2021 were $(5,323.1) million and $(113.2) million, respectively, a change of $5,210.0 million. Cash flows used for investing activities increased as a result of the Acquisition and the Achieve3000 Acquisition partially offset by the sale of an equity investment of $42.1 million and a $3.5 million gain from the sale of certain rights to Global Professional titles.

•

Cash flows provided by (used for) investing activities for the years ended March 31, 2021 and 2020 were $(113.2) million and $(145.4) million, respectively, a decrease of $32.3 million. Cash flows used for investing activities decreased as a result of completion of leasehold improvements related to our move to the new office location at 1325 Avenue of the Americas in the year ended March 31, 2020.

Financing Activities

•

Cash flows provided by (used for) financing activities for the three months ended June 30, 2022 and 2021 were $(8.6) million and $16.8 million, respectively, a change of $25.4 million. The difference was primarily driven by changes in the capital structure in connection with the Acquisition and the Achieve3000 Acquisition including borrowings on the Company’s $95.0 million of a receivables facility due 2023 (the “Receivables Facility”) in place prior to the Acquisition.

•

Cash flows provided by (used for) financing activities for the years ended March 31, 2022 and 2021 were $5,057.1 million and $(111.6) million, respectively, a change of $5,168.8 million. The change was primarily driven by the issuance of debt (and concurrent repayment) and an equity investment in connection with the Acquisition and the Achieve3000 Acquisition.

•

Cash flows provided by (used for) financing activities for the years ended March 31, 2021 and 2020 were $(111.6) million and $(113.9) million, respectively, a decrease of $2.2 million. Cash flows used for financing activities were primarily impacted by the debt refinancing transaction in the three months ended March 31, 2021.

Capital Expenditures and Pre-publication Expenditures

Part of our plan for growth and stability includes disciplined capital expenditures and pre-publication expenditures.

An important component of our cash flow generation is our pre-publication efficiency. We have been focused on optimizing our pre-publication expenditures to generate content that can be leveraged across our full range of products, maximizing long-term return on investment. Pre-publication expenditures, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs. In evaluating recoverability, we consider our current assessment of the marketplace, industry trends and the projected success of programs. Our pre-publication expenditures were $13.9 million, $14.9 million, $70.3 million, $76.1 million and $74.2 million for the three months ended June 30, 2022 and 2021, for the years ended March 31, 2022, March 31, 2021 and 2020, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Capital expenditures include purchases of property, plant and equipment and capitalized technology costs that meet certain internal and external criteria. Capital expenditures were $13.6 million, $8.9 million, $30.7 million, $31.9 million and $73.8 million for the three months ended June 30, 2022 and 2021, for the years ended March 31, 2022, March 31, 2021 and 2020, respectively.

Our planned capital expenditures and pre-publication expenditures will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenue. Cash needed to finance investments and projects currently in progress, as well as additional investments being pursued, is expected to be made available from operating cash flows and our credit facilities. As further discussed in “—Liquidity and Capital Resources—Issuance of Debt (Successor).”

Impact of Inflation

Recent inflationary pressures have resulted in increased raw material, labor, energy, freight, logistics and other operating expenses. While we believe that inflation has not had a material impact on our results of operations, financial condition or cash flows, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset our higher costs through price increases. Any material increase in our operating expenses due to inflation could result in lower margins and adversely impact our results of operations, financial condition and cash flows. We continue to maintain relationships with multiple raw material providers and are exploring spreading purchasing and third-party manufacturing across the year to help offset costs and ensure a competitive supplier base.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any relationships with unconsolidated entities, such as entities often referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if we had engaged in such relationships.

Critical Accounting Estimates

Critical accounting policies are those that require us to make significant judgments, estimates or assumptions that affect amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates and assumptions, including, but not limited to, revenue recognition, sales returns, the determination of the fair value of acquired assets and liabilities assumed in acquisitions, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, stock-based compensation, valuation of common stock and income taxes. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that the Company believes to be reasonable and prudent under the circumstances. Actual results may differ materially from these estimates. For a complete description of our significant accounting policies, see Note 1, “Basis of Presentation and Accounting Policies,” to our consolidated financial statements.

Revenue Recognition

Revenue is recognized when control of goods are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods. We determine revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

Our performance obligation for print products is typically satisfied at the time of shipment to the customer, which is when control transfers to the customer. For print products, such as workbooks, that are multi-year contracts, each academic year represents a distinct performance obligation which is satisfied when each academic year’s delivery to the customer takes place.

Our digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and our performance obligation is satisfied ratably over the life of the digital products’ subscription.

Our contracts with customers often include multiple performance obligations, including gratis performance obligations. For contracts that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (“SSP”) method, inclusive of gratis performance obligations, pursuant to which the transaction price is allocated to each performance obligation based on the proportion of the SSP of each performance obligation to the sum of the SSPs of all of the performance obligations in the contract. We determine the SSP based on our historical pricing for the distinct performance obligation when sold separately.

Sales Returns

Our sales return reflects seasonal fluctuations and is a subjective critical estimate that has a direct impact on reported revenue. The sales returns estimate is calculated based on historical rates of return, timing of returns and market conditions. The provision for sales returns is reflected as a reduction to revenue in our consolidated statements of operations for sales recognized as revenue and as a reduction to deferred revenue in our consolidated balance sheet for sales which have not been recognized yet. Sales returns are charged against the reserve as products are returned to inventory. The impact of a one percentage point change in the estimate of the allowance for sales returns would have resulted in an increase or decrease in operating income for the year ended March 31, 2022 of approximately $3.5 million.

Business Combinations

The purchase price of an acquisition is allocated to the assets acquired, including intangible assets, and liabilities assumed, based on their respective fair values at the acquisition date. The excess of the cost of an acquired entity, net of the amounts assigned to the assets acquired and liabilities assumed, is recognized as goodwill. The net assets and results of operations of an acquired entity are included on our consolidated financial statements from the acquisition date.

The purchase price allocation process requires management to make significant estimates and assumptions in the determination of the fair value of these assets acquired and liabilities assumed, especially with respect to intangible assets. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include, but are not limited to, projected revenue growth rates, royalty rates, tax rates, discount rates, tax amortization benefits, obsolescence rates and attrition rates. We engage

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

outside third-party specialists as deemed necessary or appropriate to assist in the calculation of the fair value of assets acquired and liabilities assumed; however, management is responsible for evaluating the estimate. The significant estimates and assumptions used in determining their fair value may change during the finalization of the purchase price allocation. As a result, the Company may make adjustments to the provisional amounts recorded for certain items as part of the purchase price allocation subsequent to the acquisition, not to exceed one year after the acquisition date, until the purchase accounting allocation is finalized.

When a business combination involves contingent consideration, we record a liability for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters. We reassess the estimated fair value of the contingent consideration for each financial reporting period over the term of the arrangement. Any resulting changes identified subsequent to the measurement period are recognized in earnings and could have a material effect on our results of operations.

In addition, review of the tax balances associated with the opening balance sheet of acquired entities is a critical step of the acquisition accounting and throughout the measurement period.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market observable inputs, discounted cash flows or appraised values, depending upon the nature of the assets. Based on the results of our impairment analysis, there were no impairment charges recognized for long-lived assets during the year ended March 31, 2022 or for the three months ended June 30, 2022.

Goodwill and Indefinite-Lived Intangible Assets

We review goodwill and indefinite-lived intangible assets for impairment annually, as of March 31, or more frequently if events or changes in circumstances indicate that the goodwill or indefinite-lived intangible asset might be impaired.

We initially assess qualitative factors to determine if it is necessary to perform a quantitative analysis on our reporting units or indefinite-lived intangible assets. If the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts, we perform a quantitative impairment test.

We determine the fair values of the reporting units using the income approach, which incorporates the use of a discounted free cash flow analysis, and the market approach, which incorporates the use of revenue and earnings multiples based on market data as well as the consideration of transactions involving acquisitions of control in similar entities to determine a value for a particular business. The discounted free cash flow analysis incorporates various assumptions, the most significant being projected revenue growth rates, operating profit margins and cash flows, the terminal growth rate and the discount rate for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

for market and other risks where appropriate. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and for some of the reporting units and indefinite-lived intangible assets could result in an impairment charge, which could be material to our financial position and results of operations.

The following table summarizes the changes in carrying value of goodwill by reporting unit for the period from April 1, 2021 to July 31, 2021 (Predecessor) and August 1, 2021 to March 31, 2022 (Successor) and for the years ended March 2021 and 2020 (Predecessor) and the three months ended June 30, 2022 (Successor):

($ in thousands)	K-12	Higher Education	Global Professional	International	Total
Predecessor
As of March 31, 2020	$28,436	$421,608	$37,078	$4,089	$491,211

Additions(1)	5,203	—	—	—	5,203
Adjustment to goodwill(2)	—	4,317	—	—	4,317

As of March 31, 2021	$33,639	$425,925	$37,078	$4,089	$500,731
Additions(3)	—	6,044	—	—	6,044
Adjustment to goodwill(2)	—	(1,280)	—	—	(1,280)

As of July 31, 2021	$33,639	$430,689	$37,078	$4,089	$505,495

Successor
As of August 1, 2021	$691,971	$1,577,694	$249,109	$249,109	$2,767,883

Achieve3000 Acquisition(4)	502,857	—	—	—	502,857
Adjustment to goodwill(5)	(17,672)	(9,951)	(2,722)	(2,722)	(33,067)
Impairment charge(6)	—	(385,000)	—	—	(385,000)

As of March 31, 2022	$1,184,877	$1,175,022	$246,387	$246,387	$2,852,673

Adjustment to goodwill	—	—	—	—	—

As of June 30, 2022 (unaudited)	$1,184,877	$1,175,022	$246,387	$246,387	$2,852,673

(1)

On March 16, 2021, the Company acquired Kidaptive, Inc., an adaptive learning platform company with industry-leading expertise in learning science, early learning and data analytics worldwide. Kidaptive, Inc. was acquired for a purchase price of $5.2 million, which was paid by cash on hand at closing. The Kidaptive, Inc. acquisition was accounted for as a business combination and is recorded within our K-12 segment.

(2)	Represents the impact from foreign currency exchange translations.
(3)

On April 30, 2021, the Company acquired Triad Interactive, Inc. and Deca Software, LLC for a purchase price of $7.8 million. The acquisition was accounted for as a business combination and is recorded in our Higher Education segment.

(4)

On November 1, 2021, the Company completed the Achieve3000 Acquisition. See Note 3, “Business Combinations,” to our consolidated financial statements. The Achieve3000 Acquisition was accounted for as a business combination, and, as a result, goodwill of $502.9 million was recorded.

(5)	Represents working capital adjustments for the Acquisition and the Achieve3000 Acquisition as discussed in Note 3, “Business Combinations,” to our consolidated financial statements.
(6)

As of March 31, 2022, the Company performed an annual impairment test and recorded $385.0 million impairment charge to adjust the carrying amount of goodwill related to our Higher Education reporting unit. The impairment charge resulted primarily from a revision of previously projected revenue, discount rate and market multiples given current market

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

conditions. Based on the quantitative goodwill impairment analysis of K-12, Global Professional and International reporting units as of March 31, 2022, the fair value exceeds the carrying value by over 18%, 13%, and 17%, respectively. There were no impairment charges recognized relating to the goodwill recorded within the K-12, Global Professional or International reporting units for all the periods presented.

Our indefinite-lived Trademarks intangible asset as of March 31, 2022 was $576.0 million, which was allocated to each reporting unit. As of March 31, 2022, a $20.0 million impairment charge was recorded for the Higher Education indefinite-lived Trademarks. This resulted primarily from a revision to projected revenue given current market conditions. There were no impairment charges recognized for our indefinite-lived intangible assets for all other periods presented.

Stock-Based Compensation

We provide stock options and other stock-based compensation awards to eligible employees, directors and consultants of McGraw Hill, Inc. and its subsidiaries. The fair value of stock options is based on the fair market value of our common stock on the date of grant. The fair value of stock options is estimated at the date of grant using a Black Scholes option pricing model or a Monte Carlo valuation model if the stock options contain market-based vesting conditions. The Black Scholes and Monte Carlo valuation models require management to make certain assumptions of future expectations based on historical and current data.

The following summarizes the assumptions used in the Monte Carlo valuation model to estimate the fair value of options granted to employees containing market-based conditions for the periods indicated:

Successor
August 1, 2021 to March 31, 2022
Expected dividend yield	—%
Expected stock price volatility	35%
Risk-free interest rate	1.24%
Expected option term (years)	10

The dividend yield is based on forecasted expected payments, which are expected to be zero for the immediate future. Expected volatility is estimated based on the historical volatility of comparable company’s stock price, selected based on industry and market capitalization. The risk-free interest rate is based on the rate at grant date of U.S. Government Bonds with a term equal to the expected term of the option. The expected term represents the amount of time that options granted are expected to be outstanding.

The following summarizes the assumptions used in the Black Scholes valuation model to estimate the fair value of options granted to employees for the periods indicated:

	Predecessor
	Year Ended March 31,
	2021	2020
Expected dividend yield	—%	—%
Expected stock price volatility	70%	—%
Risk-free interest rate	0.24%	—%
Expected option term (years)	10	—

The dividend yield is based on forecasted expected payments, which are expected to be zero for the immediate future. Expected volatility is estimated based on the historical volatility of comparable

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

company’s stock price, selected based on industry and market capitalization. The risk-free interest rate is based on the rate at grant date of U.S. Government Bonds with a term equal to the expected term of the option. The expected term represents the amount of time that options granted are expected to be outstanding.

The stock-based compensation cost for all equity awards is based on the grant date fair value. For awards subject only to service-based vesting conditions, we recognize stock-based compensation expense on a straight-line basis over the awards requisite service period. For awards subject to performance-based vesting conditions, we recognized stock-based compensation expense over the vesting term when the performance targets are considered probable of being achieved. For awards subject to both performance-based and market-based vesting conditions, we recognized stock-based compensation using an accelerated recognition method when the performance targets are considered probable of being achieved. For liability awards, total stock-based compensation cost is based on the grant date fair value and is remeasured at each reporting date until settlement. Forfeitures are accounted for as they occur. See Note 14, “Stock-Based Compensation,” to our consolidated financial statements for more information regarding our stock-based compensation awards.

Valuation of Common Stock

The fair value of the common stock underlying our stock-based compensation awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. Given the absence of an active public market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous valuations of our common stock performed by independent third-party specialists;

•	the lack of marketability inherent in our common stock and illiquidity of stock-based awards involving securities in a private company;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	our net leverage and effective interest rates;

•	our hiring of key personnel and the experience of our management;

•	our history and the introduction of new products;

•	our stage of development;

•	industry information such as market size and growth;

•	the market performance of comparable publicly traded companies;

•	the U.S. and global macroeconomic and capital market conditions; and

•	the likelihood of achieving a liquidity event, such as an initial public offering, a merger or acquisition of our company given prevailing market conditions.

In valuing our common stock, our board of directors determined the fair value of our Company by taking a weighted combination of the income valuation approach and the market valuation approach, which included both the Guideline Publicly Traded Company (“GPTC”) and Market Transaction methods.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The income approach used the discounted cash flow method which involves estimating the future cash flows of a business, including fixed asset and net working capital requirements, for a discrete period of time and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then a terminal value of the business is estimated and discounted to present value. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date.

The market approach included both the GPTC and Market Transaction methods. When using the GPTC method of the market approach in determining the fair value of our common stock, we identified companies similar to our business and used these guideline companies to develop relevant market multiples and ratios. We then applied these market multiples and ratios to our financial forecasts to create an indication of total equity value. In selecting the guideline companies used in our analysis, we applied several criteria, including companies in similar industries, companies we believed investors would perceive as similar to us based on economic and financial measures, and companies that we believed entail a similar degree of business risk. When using the Market Transaction method of the market approach in determining the fair value of our common stock, we used publicly disclosed data from arm’s-length transactions involving similar companies to develop relationships or value measures between the prices paid for the target companies and the underlying financial performance of those companies. These value measures were then applied to our applicable operating data to create an indication of total equity value.

Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. The estimates will not be necessary to determine the fair value of awards once the underlying shares begin trading.

Income Taxes

The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Deferred tax assets are reduced by a valuation allowance, if management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies and estimated future taxable income in assessing the amount of the valuation allowance necessary to offset our deferred tax assets that will not be recoverable. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on current audits and recent settlements with various taxing authorities as well as changes in tax laws, regulations and interpretations. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax provision (benefit) within the consolidated statement of operations.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

For recently issued and adopted accounting pronouncements, see Note 1, “Basis of Presentation and Accounting Policies,” to our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks from foreign currency exchange rates and interest rates, which could affect our operating results, financial position and cash flows. We manage these risks through our regular operating activities and, when deemed appropriate, through the use of derivative financial instruments in accordance with our policies. We do not enter into derivative financial instruments for speculative or trading purposes.

Foreign Exchange Risk

We have operations in various foreign countries where the functional currency is primarily the local currency. As a result, we are subject to fluctuations from changes in foreign exchange rates. For international operations that are determined to be extensions of the U.S. operations or where a majority of the revenue and/or expenses is USD denominated, the U.S. Dollar is the functional currency. Our principal currency exposures relate to the Australian Dollar, British Pound, Canadian Dollar, Euro, Mexican Peso and Singapore Dollar. From time to time, we may enter into hedging arrangements with respect to foreign currency exposures.

Interest Rate Risk

Cash Flow Credit Facilities and ABL Revolving Credit Facilities

We are exposed to interest rate risk on borrowings under our Cash Flow Credit Facilities which bears interest at variable rates with a LIBOR floor of 0.5%, and an 100 basis-point increase in LIBOR on our debt balances outstanding as of June 30, 2022 would increase our annual interest expense by $21.1 million. Similarly, we are also exposed to interest rate risk on borrowings under our ABL Revolving Credit Facilities which bears interest at variable rates with a LIBOR floor of 0%. No debt balance was outstanding under the ABL Revolving Credit Facilities as of June 30, 2022.

From time to time, we may enter into hedging arrangements with respect to floating interest rate borrowings. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BUSINESS

References to results for the year ended March 31, 2022 represent the sum of the reported amounts for the Predecessor period from April 1, 2021 through July 31, 2021 and the Successor period from August 1, 2021 through March 31, 2022, which are not considered to be prepared in accordance with GAAP. For further discussion of this non-GAAP combined presentation, please see “Basis of Presentation—Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Combined Results.”

Our Mission

At McGraw Hill, our mission is to empower learners, educators and institutions to unlock potential at every stage of the learning journey through high-quality, accessible education.

We believe that diverse experiences enrich the way individuals learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we are dedicated to helping them achieve success on their own terms.

We demonstrate this by building technology solutions that deliver trusted, engaging content and analytics-driven products to support personalized learning across a digitally connected world.

Our Company

McGraw Hill is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning. We have impacted hundreds of millions of learners and educators with our trusted content, accessible and adaptive digital platforms and analytics-driven solutions to support personalized learning at scale. On an annual basis, we reach more than 45 million learners and educators worldwide. We know that education positively impacts lives and, for more than 130 years, we have continuously innovated to help educators and institutions unlock the potential of each learner.

We believe McGraw Hill is one of the most trusted and recognized education brands in the world. Based on a recent third-party survey we conducted, in the United States, 94% of K-12 teachers and administrators, 98% of higher education instructors and administrators and 97% of professional users indicated that they recognize the McGraw Hill brand. With more than 1,500 sales professionals worldwide as of June 30, 2022, we believe our global sales forces is one of the largest among our competitors, underpinning our ability to serve learners, educators and professionals at scale across the learning lifecycle. We are a leading global provider of learning content and solutions in each of the three market sectors we serve: K-12, higher education and professional.

Education is foundational to global stability and economic prosperity. Recent investments in technology infrastructure in schools, offices and homes, along with the rapid proliferation of mobile devices, are enabling the growth of modern digital solutions for learning. Demand for curated content delivered on intuitive digital platforms is reshaping the industry as educators increasingly rely on these platforms as the center of the hybrid, in-person and virtual classroom experience.

Leveraging technology to enhance learning outcomes is core to what we do. Over the last decade, we have invested more than $1.5 billion in our digital solutions and capabilities and continue to invest and drive development through a team of over 300 software engineers, cognitive scientists, mathematicians and psychometricians. Our digital solutions benefit from shared technology infrastructure, deep pedagogical expertise and our globally recognized McGraw Hill brand. This allows

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

us to drive high-velocity and cost-efficient product releases at scale that we believe addresses the needs of the learning lifecycle globally. Additionally, we utilize our data analytics capabilities to generate continuous feedback loops that drive product and go-to-market innovation.

For the year ended March 31, 2022, we generated revenue of $1,790.2 million and a net loss of $619.4 million. For the year ended March 31, 2022, we generated Billings of $1,795.8 million, including Digital Billings of $1,035.3 million and Adjusted EBITDA of $630.2 million. For additional information on Billings and Digital Billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metric.” For additional information on Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Industry Background

We believe that education is fundamental to economic development and social advancement – there is no better tool than education to unleash the full potential of humanity. Not only does education drive earning potential, but we believe that there is a direct correlation between the quality of a country’s education system, from K-12 to higher education to professional learning and its economic success. Given this importance, education commands significant public and private investment dollars around the world.

Accelerated Digitization of Learning

Modern technology has transformed learning across the entire learning continuum. The consumerization of technology and the proliferation of affordable personal computing devices has catalyzed the adoption of digital learning solutions by learners and educators, which has only accelerated during the COVID-19 pandemic. For example, the increase in 1:1 device penetration in U.S. K-12 schools has supported a secular shift towards cloud, software and digital learning solutions. Within higher education, there is no equity without digital equity: according to a third-party source, as of March 2021, 90% of U.S. schools and districts issued middle and high school students a personal device, up from approximately 66% prior to the COVID-19 pandemic, due to the acceleration in global online learning. According to the National Center for Education Statistics, U.S. Department of Education (“NCES”), in April 2020, 88% of adults with children under 18 in the home enrolled in school reported that computers were always or usually available for educational purposes, while that percentage had increased to 94% in March 2021. This statistic further emphasizes the need for sophisticated learning software, digital content solutions and data-driven insights and their associated benefits. These benefits include pre-emptive identification of at-risk learners, the enablement of targeted and personalized learning paths and the ability to deliver effective teaching at scale. Over the last decade, online learning has shown significant growth, as the internet and education combine to provide the opportunity to gain new skills. Since the COVID-19 outbreak, online learning has become more centric in people’s lives.

Data-driven Approach to Personalized Educational Advancement

The proliferation of software and digital learning solutions in education generates massive volumes of learning data. Modern data science synthesizes this data into rich analytics and actionable insights providing educators the opportunity to improve personalization, access and effectiveness of learning for all. According to a third-party source, K-12 teachers are increasingly leveraging the power of technology to improve their teaching and improve student outcomes, with over 80% of teachers using data to help plan instruction and identify goals for students.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Focus on Measurement and Improvement of Learning Outcomes

Data allows accurate measurement of learning outcomes and fostering a culture of outcomes-based education across the learning continuum. For example, outcomes data for U.S. K-12 has revealed decades of stagnant or declining learning outcomes – ‘learning loss’. According to research conducted by a third-party source, less than half of students in grades four and eight in the United States are, on average, proficient in math and reading. According to a report published by NCES, in August 2022, average scores for nine-year-old students declined five points in reading from 2020 to 2022, reflecting the largest average score drop in reading since 1990. We know that learners learn at different rates and some need more help than others. Contrary to the traditional one-size-fits-all pedagogical style, we believe modern adaptive technologies and actionable insights help educators take a personalized approach to instruction that targets the unique needs of each learner, optimizing the learning experience and improving outcomes. We believe a personalized, data-driven approach to learning is essential to combatting learning loss. For example, our McGraw Hill Plus solution for K-12 translates complex data into effective learning resources by empowering teachers with data-driven recommendations for enrichment and intervention for each learner. In Higher Education, our Sharpen mobile study application provides learners with a personalized dashboard of actionable study insights along with customized content feed and study tools, combining what each learner needs to learn with how they prefer to learn.

Need for Equitable Access to Learning Opportunities

We believe that equality in education is essential to achieving equality in society at large. Race and income-based achievement gaps have been widening over the years. A December 2021 report by a third-party source found that students in majority-Black schools remained five months behind their historical levels in both mathematics and reading, while students in majority-White schools were two months behind their historical levels, widening pre-pandemic achievement gaps. Achievement gaps also transcend to Higher Education. According to a study by NCES, there is a 24% gap in the completion of a college-level credential by Black and indigenous students compared to White students. At McGraw Hill, we believe that equal opportunity in education serves the goal of achieving equality in society at large. Expanding learner access to affordable course materials and personalized instruction are essential for making high-quality education within reach for all. For example, in Higher Education, Inclusive Access, a course material affordability program, designed by institutions and guided by the U.S. Department of Education, delivers learning resources to students, at a significantly reduced cost, on or before the first day of class. Inclusive Access ensures that students are prepared for class at the start of the semester with seamless Day 1 access to digital course materials via their Learning Management System driving better learning outcomes.

Demand for Technical, Skills-Based Professional Learning to Prepare for Jobs of the Future

As technological advancements, new fields of study and novel industries render existing skillsets obsolete, today’s professionals need to constantly learn new concepts and skills to keep pace with fast-changing job requirements. According to a study conducted by a third-party source on the post-COVID-19 labor environment, more than half of displaced low-wage workers may need to shift to occupations in higher wage brackets and require different skills to remain employed. Additionally, highly technical professions such as the healthcare industry are experiencing a shortage of skilled professionals with rapidly increasing demand. According to the U.S. Bureau of Labor Statistics, overall employment in healthcare occupations is projected to grow 13% from 2021 to 2031, which is much faster than the average for all occupations. This increase is expected to result in approximately two million new jobs over the decade in the healthcare industry. We believe that high-quality technical digital content and learning solutions are critical tools to help address the growing demand for skilled professionals in specialty occupations and close the widening global skills gap.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Strengths

A Trusted, Market-Leading Global Brand with Over a 130-Year History

McGraw Hill is an enduring brand that benefits from a loyal customer base. We believe that McGraw Hill is one of the most trusted and recognized education brands in the world, resonating with learners, instructors and institutions across the entire learning lifecycle. Our reputation is associated with high-quality content and accessible, digital-first learning solutions built up over more than 130 years. Based on a recent third-party survey we conducted, in the United States, our brand awareness is 98% and 94% across higher education and K-12, respectively.

Diversified Portfolio of Market-Leading Solutions Across the Entire Learning Continuum

We believe McGraw Hill is one of the largest and most well-known global education companies serving the entire learning lifecycle with market-leading solutions across K-12, higher education and professional learning, underpinned by differentiated, proprietary content and shared technology infrastructure. We are a market leader across all of the markets we serve. For example, our K-12 segment is the largest, most comprehensive digital content provider. And although diversified and driven by distinct fundamentals, our businesses benefit from our shared domain expertise, common capabilities, digital investment, infrastructure and brand. For instance, across the global K-12 and higher education markets, we leverage core competencies in learning science and predictive analytics for our adaptive, AI-powered platform, ALEKS, which provides personalized, equitable support to K-12 and higher education learners globally.

Extensive Global Go-to-Market Reach

We believe we maintain one of the largest and most dynamic sales forces in the global education market, with more than 1,500 sales professionals worldwide as of June 30, 2022. This provides us with a vast reach and, combined with our trusted brand and digital platforms, drives considerable competitive advantages for our organization. As of June 30, 2022, we served over 20,000 institutional customers in more than 100 countries, including approximately 92% of U.S. K-12 districts, 87% of U.S. higher education institutions and 99% of U.S.-based medical libraries.

Long-Standing Customer Relationships Built Over Decades

We have developed and retained a highly loyal customer base throughout our history. For over 130 years, McGraw Hill has embraced market disruptions by continuing to innovate and meet the ever-changing needs of the education ecosystem. We believe the strong value proposition offered by our curated content and digital-first learning solutions leads to ingrained customer loyalty. More than 65% of K-12 districts nationwide have been revenue-generating customers for more than 10 years.

Highly Profitable Business Model with a Strong Cash Flow Profile

We operate within an essential industry that is timeless and stable. The diversified end markets we serve, coupled with our long-standing customer relationships and resilient funding dynamics, mitigate the impact of recessionary cycles and help fuel steady cash flows and highly visible recurring revenue. Our digital-first business model drives operating leverage and profitability by reducing time-to-market and leveraging a shared infrastructure across all operating segments. We believe our efficient business model and distinct competitive advantages enable us to consistently generate significant cash flow to reinvest in both organic and inorganic growth opportunities.

Comprehensive Collection of High-Quality, Proprietary Digital Content

Through our flagship platforms, we deliver a combination of our rich, proprietary, curated content with personalized learning capabilities. With our deep understanding of preferences, pedagogies and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

standards, we partner with more than 14,000 authors and educators, more than 50 of whom are Nobel Laureates in various fields of study, who contribute to our large and growing content collection. As of June 30, 2022, our content portfolio included more than 760,000 education titles across K-12 and Higher Education. We also offer technical resources and learning tools for professionals across multiple high-demand career fields such as Medical, Engineering, Science and Business. Through integrated digital instruction, assessments, remediation, automated grading and AI-powered adaptive learning technology, our education solutions provide transformative learning experiences that revolutionize how content is delivered and consumed.

Leveraging Data Assets to Drive Innovation and Improve Outcomes

We have approximately 20 million Paid Digital Users, who are learners or educators in K-12 or Higher Education who purchase or have a license purchased on their behalf to gain access to one of our many digital solutions during the academic school year. From this usage in 2021 alone, we gleaned insights from more than six billion event records. We utilize our extensive datasets to identify where students are struggling, tailor instruction based on longitudinal student records, inform overall product enhancements, prioritize new product development and improve learner outcomes. Our product usage and learner insights empower our sales force to employ a consultative selling approach that addresses specific learner and educator pain points and optimizes outcomes as the needs of institutions and educators are understood and addressed.

Mission-Driven Culture and Leadership Team with Track Record of Success

Our culture centers around our belief that diverse experiences enrich the way we learn, teach and grow. As a leading global education company that partners with millions of educators, learners and professionals worldwide, we strive to expand the possibilities of content and technology to build the relationships and ideas that support learning in a digitally connected world. Many of our employees are former educators who deeply understand the learning process and are passionate about improving learning outcomes. With more than 100 years of combined education industry experience, our senior leadership team has deep experience in creating educational content and technology tools for improving teaching and learning outcomes and brings extensive knowledge of education ecosystems around the world.

Our Growth Strategy

Cross-Sell and Up-Sell to Existing Customers

We believe our deep, established customer relationships and product innovation capabilities support our ability to expand existing customer relationships. Our land-and-expand strategy enables us to drive incremental revenue from existing customers through up-selling and cross-selling. We believe that, as learners and educators continue to appreciate the benefits of our digital solutions, we will see increased adoption and activation of new and existing solutions that address evolving customer needs and extend the value we offer. For example, we leverage our position as one of the top providers of core programs in the large U.S. K-12 market to cross-sell into the adjacent $3.8 billion supplemental and intervention markets, according to a third-party source. Based on a recent third-party survey we conducted, in the United States, 89% of K-12 teachers and administrators indicated that they were willing to consider McGraw Hill as a curriculum provider when selecting educational materials for their classes (as compared to an average of 52% consideration across a set of 15 K-12 curriculum providers). Further, customers benefit from the value provided by our integrated core, Supplemental and Intervention solutions through improved teacher workflow efficiencies and unique, data-driven insights that support the delivery of personalized learning.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acquire New Customers

We have a substantial opportunity to bring new customers onto our platforms. With our trusted brand, global go-to-market reach and digital-first proprietary content solutions, we believe we are well positioned to continue acquiring new customers in the markets we serve. As a market leader at the forefront of innovation, we develop digital-first solutions that address the rapidly evolving needs of our learners. For example, we are a leader in driving Inclusive Access digital course materials distribution, enabling equitable, day-one access and affordability for students in Higher Education. Inclusive Access drives significantly more users to our solutions. We have expanded the number of institutional campuses adopting our solutions through Inclusive Access from nearly 1,150 in the year ended March 31, 2020 to nearly 1,500 in the year ended March 31, 2022.

Invest in Technology-Enabled Innovation Across the Learning Lifecycle

Our scale and breadth of distribution and offerings across the learning lifecycle position us to actively invest in technology-enabled innovation. We expect to expand our revenue through novel solutions, which can be sold to existing and new customers. Our flagship platforms offer interactive simulations, 3-D models and experiential learning activities. For example, Sharpen, a recently launched direct-to-student study app for the global higher education market, complements the existing course experience to improve outcomes. Sharpen is a first-of-its-kind education experience that provides college students and lifelong learners with a continuous content feed, bite-sized videos, swipeable study tools and a personalized activity dashboard. McGraw Hill is also working to build the future of the K-12 coordinated classroom. By pairing external assessment data with our custom-built recommendation engine, we can empower educators with personalized learning paths to differentiate instruction for students to unlock their potential.

Leverage Product Data and Analytics to Drive Insights, Customer Retention and New Services

Our digital solutions transcend segments, geographies, personas and academic periods to drive data-driven insights from trillions of longitudinal learning interactions and further enhance our deep understanding of learning science. For the academic school years ending July 31, 2022 and 2021, McGraw Hill had 19.9 million and 17.7 million Paid Digital Users, respectively, and we recorded six billion annual event records across McGraw Hill platforms, generating insights into student performance and academic growth over time. We leverage these insights to inform product development, identify new services, enable consultative selling, create positive student feedback loops, enhance customer retention and empower instructors to deliver impact to every learner. For example, our McGraw Hill Plus offering for the K-12 market is the only analytics-driven classroom solution that pairs student assessment data with recommended Supplemental and Intervention products. Moreover, our commitment to maintaining best-in-class data security and privacy measures underpins the trust we have earned with learners, educators and institutions.

Increase Our International Presence

We are a global company delivering our proprietary content and software solutions in more than 100 countries and in more than 80 languages, with translations adapted to local customs and cultures, as needed. Our international-based sales force of approximately 350 employees with local market expertise across key business regions is core to our international strategy. We expect to continue expanding our presence in international markets across both English- and non-English-speaking countries and will do so by leveraging our existing investment in digital solutions, which are more easily distributed internationally compared to physical print products. In Higher Education, we intend to continue investing in bringing local products onto our Higher Education Connect platform to maintain local relevancy and capitalize on the shift to digital. In K-12, we intend to continue investing in K-12

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

programs to meet local standards in markets where we have a strong, local K-12 presence, such as Spain and Mexico. We also expect to continue to drive digital growth internationally through the expansion of our ALEKS and Achieve3000 product offerings.

Proactive Approach to Strategic M&A Opportunities

To complement our organic growth efforts and product innovation investments, we will continue to assess opportunities to acquire or partner with other businesses that can help us achieve our mission and best serve our customers. We have an established track record of acquiring and integrating other businesses, including four recent strategic acquisitions, to expand our capabilities and offerings or enhance existing ones. The strength of our global brand and scale of our business enhances the potential for significant revenue synergies through cross-selling across our portfolio, complemented by potential cost synergies from our efficient approach to operations and deep product development capabilities.

McGraw Hill’s Digital Ecosystem

Historically, the education industry has lagged behind other sectors in the adoption and deployment of technology. Many point solutions exist today but lack the comprehensiveness, pedagogical progression and technical integration required to meet the needs of the modern learner and educator.

McGraw Hill’s scaled, digital ecosystem spans K-12 to life with a holistic portfolio of education offerings. We are a centralized, product-led organization that understands the importance of delivering an integrated, outcomes-driven user experience. Our digital ecosystem is built upon shared technology infrastructure, shared academic design and shared product development capabilities that allow us to transform curated, proprietary content into modular digital learning experiences to impact multiple markets, geographies and audiences.

We execute on a shared product vision and deploy capital with intentionality to drive the best return on investment. Over the last decade, we have invested over $1.5 billion in our digital ecosystem and grown our staff to 65 agile teams and more than 300 full-time software engineers, cognitive scientists, psychometricians and mathematicians, representing one of the largest technology development organizations in the global education sector. Our ALEKS platform, for example, represents a deliberate investment across our business to support learners from K-12 through Higher Education. By organizing and operating in this way, we increase speed to market, drive scalable, cost-efficient product development and promote a culture of innovation and experimentation.

1. Shared Cloud-Based Technology Infrastructure

Since our digital platform’s inception, our shared technology infrastructure has been at the core of our data flows, allowing us to consistently capture billions of events across our digital solutions every year. These data flows provide deep insights into student performance and academic growth over time, which in turn allows McGraw Hill to advance the efficacy of our adaptive algorithms, improve our content quality and provide better recommendations to learners, educators and administrators. We have built modern microservice software solutions within our cloud-based Amazon Web Services infrastructure. Our common microservices architecture is foundational to our technology and product strategy, which relies on these shared services to quickly stand up new configurations of customer-facing digital products. The microservices include software applications, such as identity management, rostering, authoring and Learning Management System integration.

To run our business, it is essential to store and transmit information about customers in our shared technology infrastructure. We are committed to safeguarding student data with prudent

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

management practices and investments in data privacy and cybersecurity. We signed the Student Privacy Pledge in 2019, affirming our legally enforceable commitment to safeguard student data and are compliant with the National Institute of Standards and Technology (“NIST”) cybersecurity framework. Moreover, independent parties audit, assess and ensure we meet cybersecurity requirements. According to a third-party platform that monitors assets that are open to the internet, McGraw Hill commands the highest security grade in the educational publishing industry.

2. Shared Capabilities

Our shared pedagogy, product development and deep analytics capabilities include academic design, UX/design, software engineering, program management, development operations, quality and performance engineering, accessibility and AI/machine learning. In the year ended March 31, 2022, our team deployed over 1,100 software releases to customers across our ecosystem. By leveraging a shared talent model and technical capabilities, our ecosystem maintains both the scalability and flexibility to integrate with the various technology architectures that our customers utilize. By combining our academic designers’ core competencies of instruction, assessment and remediation in well-implemented patterns, we build pedagogically proven learning experiences.

3. Pedagogically Proven Learning Experiences

We have developed a diverse portfolio of modular learning experiences across our ecosystem that combines our rich, proprietary content with our innovative shared technical capabilities supported by our unified technology infrastructure. We partner with more than 14,000 authors and educators, including over 50 Nobel laureates in various fields of study who contribute to our large and growing proprietary content collection. Our learning experiences, such as Virtual Labs and SmartBook 2.0, include experiential simulations, engaging 3-D models, interactive content readers, integrated digital assessments, automated grading and AI-powered adaptive learning technology, revolutionizing the way content is delivered and outcomes are achieved. Furthermore, we partner with Learning Tools Interoperability compliant solutions to bring external learning experiences into our McGraw Hill digital ecosystem.

4. Flagship Platforms & Customer-Facing Digital Products

Our flagship platforms, K-12 ConnectEd, ALEKS and Higher Education Connect, sit at the center of the hybrid classroom experience. They support the overall workflow of the educator and learner with student rostering, entitlement and automated grading. Learner engagement happens within our platforms, ensuring that we own the user relationship and data flows. To build our customer-facing digital products, such as Reading Wonders, Reveal Math and ALEKS Chemistry, we configure our platforms with various learning experiences and microservices within our shared technology infrastructure. By leveraging common capabilities and reconfiguring existing technologies, we can bring to market new innovations quickly and cost-effectively, at scale.

5. Rich Data Assets and Deep Analytics Enabling Feedback Loops

We believe that data tells a story. That story is only as powerful as the ability to translate data into actionable insights. By capturing rich cognitive, usage and executive function data, we believe we are heralding a new era of truly personalized learning, because no two learners are the same. Our ability to ingest and analyze this data at scale and in real time delivers learners and educators deep insights to enable personalized learning outcomes.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We have numerous strategic initiatives underway cutting across the entirety of McGraw Hill that include AI/machine learning recommendations, scalable authoring solutions, comprehensive data collection and modeling, context-aware assessment solutions and configurable courseware assemblies. Additionally, the large amount of data generated across our platform creates a continuous feedback loop that underpins our differentiated approach to go-to-market and new product development, helping our developers innovate more targeted, adaptive and impactful content and solutions, ultimately resulting in a stronger learner experience with better outcomes.

The Education End-Markets We Serve

We serve the needs of three primary customer end markets in education – K-12, higher education and professional. While the United States is our largest market, we serve customers in international markets through an expansive global distribution network. Our operating segments include:

K-12

We are a top three provider in the K-12 market in the United States, serving over 92% of public K-12 districts. We go to market with blended digital and print learning solutions as a holistic provider of end-to-end core, supplemental and intervention curricula to meet the needs of U.S. K-12 schools. Researchers estimate that $325 billion to $930 billion of federal aid is needed in the United States to offset the learning loss effects in the United States caused by remote learning during the COVID-19 pandemic. McGraw Hill’s flagship digital platforms, K-12 ConnectEd, ALEKS and Achieve3000, provide a data-driven, whole-child approach to empower educators to place every learner on a unique path to growth. For the year ended March 31, 2022, K-12 comprised 44% of total revenue.

Higher Education

We are a top three provider of digital and print learning solutions in the U.S. higher education market based on market share. Higher education students and faculty are navigating the shift to a hybrid learning environment. To aid in this transition, we provide students, instructors and institutions with comprehensive digital course experiences for nearly every subject through our flagship Higher Education Connect and ALEKS platforms. Over 3,800 U.S. and international colleges and 62,000 educators trust McGraw Hill to facilitate learning and increase student engagement in remote and hybrid classrooms. For the year ended March 31, 2022, Higher Education comprised 37% of total revenue.

Global Professional

We are a global provider of medical, technical, engineering and business content for professionals. The professional market is plagued with a growing shortage of qualified professionals such as physicians and other high-demand healthcare workers. Through our subscription-based platforms, such as AccessMedicine, we provide healthcare professionals with comprehensive medical information, instant access to videos and self-assessment for high-stake certifications, clinical practice and continuing education. For the year ended March 31, 2022, Global Professional comprised 8% of total revenue.

International

We are a leading provider of comprehensive digital and print solutions in more than 100 countries and 80 languages outside the United States. Through our expansive global distribution network, we serve the needs of learners and educators throughout the world with our K-12 and higher education solutions that primarily originate or are adapted from our U.S.-based solutions. For the year ended March 31, 2022, International comprised 10% of total revenue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Solutions

Our solutions serve the diverse needs of students, educators and institutions across the entire learning lifecycle, from K-12 to higher education and through professional learning. Given the integrated and shared approach to our digital ecosystem, we are able to leverage a number of our digital solutions such as our ALEKS platform, Virtual Labs and SmartBook learning experiences across our sectors.

K-12 Solutions

Our K-12 solutions include millions of instructional resources across thousands of products, covering nearly all courses offered in K-12. We also provide the ability to couple instruction with assessment providing a robust platform for school district performance evaluation and data-driven instruction. This includes strong curriculum resources plus formative and adaptive assessment engines. Our solutions align with K-12, college and career readiness standards, as well as the standards chosen by each state to support learning goals.

Core Basal Solutions: Digital and print solutions that serve mainstream educators with research-based, comprehensive learning solutions. Core basal programs are designed to provide the entire curriculum for a course, including learner instruction, practice, assessment and remediation as well as teacher materials covering all major instructional subjects including Reading, Math, Social Studies, Science and Literature. Some of the most popular programs include Wonders, Reveal Math and Inspire Science.

Alternative Basal Products: Comprehensive classroom solutions for particular segments of the market that require distinct learning methodologies tailored for reading teachers who desire more directed, skills-oriented solutions and math teachers who want reform-based, hands-on mathematics solutions.

Intervention Products: Solutions with targeted instruction to learners lacking proficiency in a subject matter, or those who have special learning or behavioral needs. Solutions focus on reading and mathematics support, and remediation solutions in science, social studies, career and college readiness, workplace skills and other areas of need.

Supplemental Products: Additional learning resources that complement, enrich and extend core program solutions. These solutions provide additional options for educators to achieve learning objectives, such as extra online practice in multiplication, kits that enhance phonics skills, practice books for basic workplace skills or biography readers for middle school learners.

Our key K-12 learning solutions include:

•

K-12 ConnectEd: K-12 ConnectEd is a content delivery platform allowing K-12 educators to create and modify learning plans using licensed content. K-12 ConnectEd is highly tailored to both the instructional model and content of the instructional program and provides analytics that enable educators to identify learning deficiencies early. During the academic school year ended July 31, 2022, K-12 ConnectEd had approximately 9.6 million Paid Digital Users globally.

•

ALEKS K-12: ALEKS K-12 is a Supplemental learning platform for math and chemistry that tracks learning progress and scaffolds learner knowledge driving improved outcomes. ALEKS K-12 uses research-proven, artificial intelligence to rapidly and precisely determine each learner’s knowledge state, pinpointing exactly what a learner knows. ALEKS K-12 then instructs learners on the topics they are most ready to learn, constantly updating each learner’s

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

knowledge state and adapting to the learner’s individualized learning needs. During the academic school year ended July 31, 2022, ALEKS K-12 had approximately 2.2 million Paid Digital Users globally.

•

Achieve3000 Literacy and Achieve3000 Math: Achieve3000 Literacy is an evidence-based solution for accelerated literacy growth using a proprietary algorithm developed to assign differentiated text and provide validation of learner performance. Achieve3000 Math is a digital solution proven to accelerate learning growth in math and includes more than 25,000 scaffolded state standard-aligned topics with step-by-step instruction and video support. During the academic school year ended July 31, 2022, Achieve3000 Literacy, the largest of the “A3K” solutions, had approximately 1.9 million Paid Digital Users in the United States.

•

Actively Learn: Actively Learn is a digital solution that features robust standards-aligned content for grades 3-12, embedded assessments and dynamic interactive tools for educators. Actively Learn is designed for deeper learning across Educational Language Arts, Science and Social Studies. The product supports core curriculum by providing relevant and up-to-date insights and awareness on curated content deemed to be current events.

•

McGraw Hill Plus: McGraw Hill Plus simplifies educators’ daily workflow by harvesting and harmonizing data sources from multiple digital solutions into a holistic view of each learner, empowering teachers to place every learner on a unique path to growth. The “Standards and Skills Graph” tracks and visualizes learner progress reflecting performance against state standards and corresponding skills, enabling teachers to optimize their instruction and intervention strategies. An AI-based recommendation engine surfaces “Curated Content Collections” for both individual learners and groups, enabling educators to assign work with just a few clicks, all on one platform.

Higher Education Solutions

Our higher education solutions include adaptive digital learning solutions, custom publishing solutions and traditional printed textbook products. We offer a seamless, fully-digital ecosystem with adaptive digital learning tools, online assessment software, course management software, cloud-based classroom activity capture and replay, online access to eBooks and social network and community tools. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business, Economics and Computing; (ii) Science, Engineering and Math; and (iii) Humanities, Social Science and Languages. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright.

Our key higher education solutions:

•

Higher Education Connect: Higher Education Connect is a course management and learning platform that applies learning science and award-winning adaptive tools to improve learner results and course delivery efficiency. With Higher Education Connect, educators can integrate digital content into their course and create a customized learning environment, accessible by learners via desktop and mobile device. Students learn interactively through homework and practice questions, embedded video, simulations, virtual laboratories, audio programs and online games. Higher Education Connect contains a suite of tools, including integrated eBooks, course and assignment management tools, automated assessment, adaptive learning systems and grading and reporting tools. Higher Education Connect is offered for most core freshman and sophomore level courses in the United States and had approximately 3.7 million Paid Digital Users globally during academic school year ended July 31, 2022.

•	ALEKS Higher Education: Rooted in over 20 years of research and analytics, ALEKS Higher Education is a learning platform that ensures improved learner outcomes by fostering

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

better preparation, increased motivation and knowledge retention. ALEKS Higher Education uses research-based artificial intelligence to rapidly and precisely determine each learner’s knowledge state, pinpointing exactly what a learner knows. ALEKS Higher Education then instructs the learner on the topics he or she is most ready to learn, constantly updating each learner’s knowledge state and adapting to the learner’s individualized learning needs. ALEKS Higher Education has an average learning rate of 94% across all disciplines: Math, Science and Business. With ALEKS Higher Education, educators optionally control the learner experience and pacing of content. Educators can choose more structure by holding the entire class accountable with due dates or less structure by allowing learners to work at their own pace. ALEKS Higher Education had approximately 1.5 million Paid Digital Users in higher education globally during the academic school year ended July 31, 2022.

•

ALEKS Placement, Preparation and Learning: ALEKS Placement, Preparation and Learning assesses and accurately measures the learner’s math foundation to create a personalized learning module to review and refresh lost knowledge. This allows the learner to be placed and be successful in the right course, expediting the learner’s path to completing their degree.

•

SmartBook: SmartBook is an adaptive reading learning experience designed to help learners efficiently learn and retain course material by guiding them through a highly personal study experience. Each SmartBook helps make studying more effective by offering features not present in traditional print products, including adaptive reading experience, sophisticated search functionality, note-taking capabilities, embedded video and interactive elements. The SmartBook product also makes use of our adaptive technology. When a learner reads the chapters in SmartBook, they are prompted with comprehension questions used to tailor the instructional content highlighting recommended areas of focus. Our SmartBooks are primarily sold in the higher education and K-12 markets across a variety of courses and are designed to be compatible with a broad range of devices, including the Kindle and Nook eReaders, the iPad and other tablets and standard desktop and laptop computers.

•

SIMnet: SIMnet is an easy-to-use online training and assessment learning experience for Microsoft Office. It provides learners with life-long access and unlimited practice on Microsoft Word, Excel, Access and PowerPoint in addition to file management, and Windows operating system content. The highly effective training modules available in SIMnet apply to traditional classroom-based course assignments and career opportunities. During the academic school year ended July 31, 2022, SIMnet had 241,000 Paid Digital Users globally.

•

McGraw-Hill Create: McGraw-Hill Create is a self-service website that enables educators to discover, review, select and arrange content into personalized print or electronic course materials. Educators can create customized course materials by selecting from a content portfolio consisting of over 8,400 textbooks, 19,400 articles, 56,200 case studies, 8,900 readings, 2,000 digital offers, 100 videos and 500 images/cartoons. Educators can further supplement the materials with their own custom content. McGraw-Hill Create allows the production of customized curriculum solutions across most disciplines and study areas, including accounting, business law, economics, finance, management, marketing, philosophy, political science, sociology, world languages, anatomy and physiology, chemistry, engineering, biology, psychology, English and mathematics.

•

Sharpen: Sharpen is a first-of-its-kind mobile study app that delivers learning via a continuous content feed, bite-sized videos, swipeable study tools and a personalized activity dashboard. Sharpen blends a social media-inspired, mobile-first design with trusted content built specifically to align with popular college courses. The solution complements the higher education classroom experience, combining what learners need to learn for their courses with how they want and prefer to learn.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Custom Print: Custom Print provides educators the ability to weave together various elements including digital text, digital solutions, print, videos, charts and their own materials into a seamless, tailored learning solution, replacing traditional print textbooks and printed class materials. Custom materials, by their nature, have a higher sell-through rate and are more likely to have their content frequently updated by the educator, resulting in frequent new publications, forced obsolescence of old editions and more limited redistribution potential into used or rental markets. Our custom publishing solutions are often bundled arrangements that require us to attribute value to the digital component separately.

•

Traditional Print: Traditional Print includes print textbooks, including a library of titles covering the full spectrum of subjects, written by some of the top authors and experts in their respective fields.

Professional Solutions

We are a leading provider of medical, technical, engineering and business content and training solutions for the professional, education and test preparation communities. Our professional solutions include digital product portfolios and textbooks easily accessible through whichever medium our learner and professional customers prefer.

Our key professional solutions:

•

Digital Subscription Services: Digital Subscription Services provide searchable and customizable digital content integrated with highly functional workflow tools. Global Professional offers more than 25 digital subscription services which are organized across three broad subject categories: (i) Medical, (ii) Engineering and Science and (iii) Test Preparation. These products are sold on an annual subscription basis to more than 2,600 corporate, academic, library and hospital customers as of March 31, 2022. Our digital subscription services customer base has a retention rate across major platforms greater than 90% for the year ended March 31, 2022.

The flagship Access line of solutions provide an integrated digital workspace that combines Global Professional’s content, contextualized rich media and high-functionality workflow tools which allow educators to select specific reference content, assign to learners and monitor progress. For example, AccessMedicine is an innovative online resource that provides learners, residents, clinicians, researchers and other healthcare professionals with access to content from nearly 145 medical titles, evergreen content, thousands of images and illustrations, interactive self-assessment, case files, time-saving diagnostic and point-of-care tools and a comprehensive search platform as well as the ability to view from and download content to a mobile device. Frequently updated and continuously expanded by world-renowned physicians, AccessMedicine provides fast, direct access to the information necessary to complete evaluations, diagnoses, and case management decisions, and pursue research, medical education, self-assessment and board review. During the year ended March 31, 2022, AccessMedicine was accessed 52.7 million times.

•

eContent (eBooks) and Traditional Print: eBooks represent the majority of Global Professional’s eContent offerings. Global Professional’s more than 7,500 eBooks are sold on major eBook retail websites and through Global Professional’s own websites. Our eBooks are designed to be compatible with a broad range of devices, including the Kindle and Nook eReaders, the iPad, nearly 300 medical, test preparation and business mobile applications for the iPhone, other tablets and standard desktop and laptop computers. Our roster of distinguished authors and prestigious brands represent some of the best-selling professional publications, such as Harrison’s Principles of Internal Medicine, Perry’s Chemical Engineers’ Handbook and Graham & Dodd’s Security Analysis, all recognized and well-regarded globally in both academic and professional career markets.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Government Regulation

We are subject to a number of laws, regulations and standards in the United States and in foreign jurisdictions where we conduct business that affect companies conducting business on the internet and in the education industry. For example:

•

To the extent that our products and websites seek to collect information from children under the age of 13, we may be subject to the Children’s Online Privacy Protection Act, which requires companies to obtain parental consent before collecting personal information from children under the age of 13 and sets forth, among other things, a number of restrictions related to what information may be collected with respect to children under the age of 13.

•

Many of our customers participate in Title IV programs and, as a service provider to institutions that participate in Title IV programs, we are required to comply with certain regulations promulgated by the Department of Education. These include, for example, regulations governing student privacy promulgated under the Family Educational Rights and Privacy Act, which protects the privacy of student records, gives students (and, for minor students, their parents) certain rights such as data correction with respect to their student records and restricts the circumstances under which we can disclose a student’s records without the student’s consent. Various states have also passed student data privacy laws in connection with the personal information of students.

•	In connection with our self-insured health plan, we are subject to compliance with laws and regulations regarding healthcare information, including, in the United States, HIPPA, as amended.

•

Various laws and regulations related to data privacy and data security, including the General Data Protection Regulation, including as retained in U.K. law, and corresponding E.U. member state data protection laws applicable to us, as well as recently enacted U.S. state comprehensive data privacy laws, such as the California Privacy Protection Act, as amended, the Colorado Privacy Act, the Utah Consumer Privacy Act and the Virginia Consumer Data Protection Act. Other states are considering similar legislation that may impose new requirements or obligations on our business and how we collect and use personal information.

•

As a company that collects, stores or transmits certain payment card information from customers, we are also subject to the Payment Card Industry Data Security Standard (“PCI DSS”), a standard promulgated by the payment card industry that aims to maintain a secure environment with respect to the storage of payment card information.

Our business activities are also subject to other federal, state and international laws and regulations, which include, but are not limited to, antitrust laws, consumer marketing and unfair trade practices laws and regulations, including those promulgated and enforced by the Federal Trade Commission, as well as anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations.

We monitor changes in the laws and regulations to which we are subject. Our legal department oversees and monitors our compliance with laws and regulations generally. They also manage, implement and oversee related internal policies and conduct trainings that are designed to keep our practices in line with changing regulatory expectations and conducting the business in a legal and ethical manner.

We believe that we are in material compliance with applicable laws and regulations, and we are not aware of any laws or regulations that are likely to materially impact our net sales, cash flow or competitive positions or result in any material expenditures. However, many of the laws and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

regulations to which we are subject continue to develop and could be interpreted, applied or amended in ways that are unfavorable to our business. For more information on the risks associated with complying with applicable laws, see “Risk Factors—Operational, Legal and Compliance Risks—Changes in the regulatory environment regarding privacy and data protection regulations could have a material adverse impact on our results of operations.”

Raw Materials, Printing and Binding

Our K-12 offerings, particularly our early grade offerings, typically bundle digital and print solutions. As a result of the bundled nature of our offerings, paper is one of the principal raw materials used in our K-12 products globally. We have not experienced and do not anticipate experiencing difficulty in obtaining adequate supplies of paper for operations. We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier.

We sell our Higher Education products through a small number of third-party distributors and retailers, and consolidation of these distributors and retailers would result in fewer, larger entities with increased bargaining power and the ability to demand terms that are less favorable to us. This concentration could potentially place us at a disadvantage with respect to negotiations regarding pricing and other terms, which could adversely affect our profitability and financial results.

Seasonality and Comparability

Our revenue, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. In the year ended March 31, 2022, we realized approximately 24%, 33%, 23% and 20% of our revenue during the first, second, third and fourth fiscal quarters, respectively. This seasonality affects operating cash flow from quarter to quarter and there are certain months when we operate at a net cash deficit. Changes in our customers’ ordering patterns may affect the comparison of our current results in prior years where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices. During recent years, as the Higher Education business has transitioned to digital sales, third fiscal quarter sales have partially migrated to the fourth fiscal quarter.

Competition

We are one of the largest education companies in the world. We primarily compete on the quality of our content and effectiveness of our digital solutions, product implementation support, brand and reputation, author reputation, customers’ history using our products and, to a lesser extent, price. Our product portfolio and customer base uniquely span the entire educational spectrum and, as a result, we compete with a variety of companies. The market for our products is fairly concentrated, with a relatively small number of large competitors, such as Pearson, Houghton Mifflin Harcourt, Wiley, Cengage, Elsevier and Savvas. However, there are many small competitors globally that we compete with as well, including smaller digital competitors such as Amplify, Benchmark, DreamBox Learning, Newsela, and Top Hat, as the focus on technology and digital products in education has resulted in the emergence of additional competitors over time. We also compete with providers of Open Educational Resources, which may offer similar digital products at lower costs. We believe that we are well positioned to compete in our markets.

For additional information, see “Risk Factors—Risks Related to Distribution, Sourcing and Talent—Consolidation and concentration in our distribution and retail channels for our Higher

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Education products could adversely affect our profitability and financial results” and “Risk Factors—Risks Related to Our Customer Markets—We face competition from both large, established, industry participants and new market entrants, the risks of which are enhanced due to rapid changes in our industry and market.”

Our Environmental, Social and Governance Initiatives

Our commitment to learners and educators is at the core of our Company. We believe the delivery of high-quality, trusted and accessible learning solutions makes a difference around the world. Underpinning this commitment are environmental, social and governance initiatives that support the work we do.

Environmental

We are committed to minimizing our environmental impact. As a digital-first company, our transition from print products to digital learning solutions has resulted in a significant decline in the use of paper and energy. For print, we generally contract with independent printers and binders for their services, and we leverage environmentally sound third-party certification and endorsement processes with all manufacturers.

To help reduce consumption, we have reduced our global footprint, own or lease space in Leadership in Energy and Environmental Design (“LEED”)-certified or Energy Star-certified facilities and invest in several energy reduction initiatives. We are not currently aware of any material environmental liabilities or other material environmental issues at our properties or arising from our current operations. However, we cannot assure you that such liabilities or issues will not materially adversely affect our business, financial position or results of operations in the future.

Social

Human Capital Resources

We focus on attracting and retaining talent who are critical in driving and delivering our transformational growth. We have recently appointed a new Chief Human Resources and Communications Officer (“CHRCO”) to work with leadership to develop, prioritize and implement a new human resources strategy and operating model to enhance operational efficiency, while continuing to align talent and business strategy.

As of June 30, 2022, McGraw Hill had approximately 4,000 permanent employees across 38 countries. Our team also engages contractors and consultants for auxiliary services and support.

Employees (by region):
Americas	84%
APAC	9%
EMEA	7%

While our U.S. employees are not unionized, we have approximately 230 employees (approximately 5% of our global workforce) in Italy, Spain and Mexico that are covered by collective bargaining agreements. We are not currently involved in any labor negotiations or disputes.

Total Rewards

As a leading global education company, our goal is to foster growth and success. We design our Total Rewards strategies, programs, policies and processes to serve as an enabler of our business performance and we evaluate our practices regularly to ensure that we offer competitive rewards to all employees.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Health, Safety and Wellness

We deeply care about the mental and physical health of each of our employees and the individuals in our communities. We offer comprehensive programs designed to support the emotional, financial and medical well-being of our employees and their families through all stages of life, which include, but are not limited to: medical and prescription drug plans; retirement programs; employee access to financial coaching; life and disability insurance; financial assistance for life events such as fertility, childbirth, adoption, scholarships, child and eldercare; flexible work policy and support model; and proactive and agile navigation of evolving needs related to COVID-19.

Training, Development and People Engagement

We believe that our employees are our best asset, and their growth, development and retention are a main priority. We are committed to providing the tools and support for our employees to thrive, learn, achieve and succeed. We offer over 16,000 online courses to employees through our online learning platform and offer experiences such as our “manager pods” to help managers connect and learn with their peers across the Company. We offer Stretch Forward Learning Plans and other resources to help our people determine how to purposely drive their development.

We have an annual talent review and succession planning process with a goal to identify and cultivate key leaders to build a solid pipeline of successors for our key leadership roles today and in the future.

In 2021, McGraw Hill received two Gold Learning in Practice Awards for Strategy and Talent Management from Chief Learning Officer Magazine for our Performance Conversations initiative.

Diversity, Equity and Inclusion

Our commitment to diversity is represented in our culture and the way we conduct business. We know that the unique skills, background and viewpoints of our colleagues allow us to be a better company. Our diversity, equity and inclusion (“DEI”) efforts are supported across the company starting with our executive leadership team, as well as our DEI Council, which consists of cross-functional, cross-business team members from various levels throughout our Company. We are actively engaged with and seek feedback from our workforce to understand how we can continue to improve inclusion and foster a place where people love to work, including through our stay interviews and engagement surveys.

We have invested in DEI-related education and training for our employees. One area of particular focus has been our hiring process, where we have delivered unconscious bias training for our team members including executive leadership, hiring managers and recruiters. We host a monthly Inclusion and Diversity Speaker Series on topics such as allyship and racial equity. Through our partnership with McKinsey, McGraw Hill employees can participate in the Connected Leaders Academy, which provides development for underrepresented employees. Employees can also participate in our various Employee Resource Groups, which help connect and empower employees and allies by providing a safe and welcoming community. Our Women’s Leadership Initiative empowers women to leverage pathways toward more successful and fulfilling careers, including senior leadership roles. We also have a sponsorship program to provide women in the company visibility and access to high-stakes projects, positioning them for leadership roles. As of September 30, 2022, women represent 60% of our global workforce and represent approximately 40% of Vice Presidents and above.

In 2021, we signed on to the CEO Action for Diversity & Inclusion, pledging to take continued action to cultivate a workplace where diverse perspectives and experiences are welcomed and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

respected. In each of 2018, 2019, 2021, and 2022, McGraw Hill was recognized by Forbes as one of the “Best Mid-sized Employers,” based on an independent survey of 60,000 Americans working for businesses with at least 1,000 employees. In 2021 and 2022, McGraw Hill was also named a Best Place to Work for LGBTQ Equality by the Human Rights Campaign.

Corporate Citizenship

At McGraw Hill, we believe in unlocking the potential of every learner at every stage of life. To accomplish that, we are dedicated to creating products that reflect, and are accessible to, all of the diverse, global customers we serve.

We work with partners that share our commitment to DEI in all forms. We initiated a Supplier Diversity Inclusion program, which promotes and encourages the procurement of goods and services from diverse businesses, while delivering broader societal benefits through economic opportunity.

We believe in providing all learners with access to high-quality education. We created a K-12 Equity Advisory Board, consisting of six experts in different fields of work including academia, law and school administration. The Equity Advisory Board engages in discussions and planning of new ideas and reviews current product development practices, processes and products to guide educational equity in product development and content and have a comprehensive accessibility strategy to ensure the interests of all learners are represented.

Through our Red Cube Cares corporate social responsibility initiative, we give back to communities by supporting scholarships, book donations and fundraising campaigns for students and families in need.

Governance

We believe good governance is the cornerstone of trust and essential to our digital transformation. We operate with strong internal controls and practices, which include our Code of Business Ethics, Employee Hotline and employee training on topics such as harassment, anti-bribery and corruption, cybersecurity and privacy.

Intellectual Property

Our products contain intellectual property delivered through a variety of media, including digital and print. We rely on a combination of copyrights, trademarks, patents, non-disclosure and invention agreements and other agreements to protect our intellectual property and proprietary rights. We also obtain significant content, materials and technology through license arrangements with third-party licensors.

We have registered certain patents, trademarks and copyrights in connection with our businesses. We also register domain names, when appropriate, for use in connection with our websites and internet addresses. We believe we either own or have obtained the rights to use all intellectual property rights necessary to provide our products and services. We believe we have taken, and continue to take, in the ordinary course of business, appropriate legal steps to protect our intellectual property in all relevant jurisdictions.

We rely on authors for the majority of the content for our titles. In most cases, copyright ownership has either vested in us, as a “work made for hire,” been assigned to us by the original author(s) or the author has retained the copyright and granted us an exclusive license to utilize the work.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Piracy of intellectual property can negatively affect the value of and demand for our products. We attempt to mitigate the risk of piracy through the implementation of restrictive use mechanisms and other limitations inherent to our products and the use of online monitoring combined with legal and regulatory actions and initiatives.

Some of our products contain inherent usage controls and other built-in safeguards that reduce the risk and ease of piracy, including: requirements that users login to their accounts with user names and passwords; the fact that sharing account access for many of our products would result in an abnormal user experience and inaccurate grading; use by our eBook providers of time-based lockouts that allow our eBooks to be automatically disabled based on subscription length; and the inherent limitations in the usefulness and ease of copying the text of many of our products, due to the adaptive and interactive nature of our key content together with certain limitations on copying and pasting.

We also use a variety of legal actions, regulatory initiatives and online monitoring efforts to further mitigate piracy concerns, including:

•	online monitoring of piracy-related activities;

•	initiation of litigation against certain infringers, both individually and jointly with other domestic and foreign publishers;

•	requesting that third parties take down infringing content;

•	lobbying efforts;

•	monitoring of our digital applications for abnormal load/usage; and

•	anti-piracy educational programs.

Since 2007, we have engaged an outside firm that uses web-based technology to search for active titles that are illegally posted or distributed on the internet. We also perform other regular searches for illegal use or distribution of our content, investigate notices of illegal postings of our intellectual property and send take down notices to internet service providers and web sites where infringing material is identified. Over the past years, we have joined with other educational publishers to engage outside counsel to investigate and file numerous copyright and trademark suits in federal court against various online sellers and distributors of infringing copies of our copyrighted materials. We have partnered with various trade associations, such as the Association of American Publishers and the Software Information Industry Association, to pursue joint actions in support of the application of copyright and other intellectual property laws that protect the value of our content, and to lobby legislators and other government officials in the United States and abroad to establish and maintain laws and regulations that might assist content owners in combating piracy and protecting their intellectual property. We place a “Report Piracy” button on various internal and external sites to enable and protecting their intellectual property.

Our Trademarks and Service Marks

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, we have trademark and service mark rights to certain of our names, logos and website names and addresses, while we are licensees for certain of the other names, service marks and logos that we use. The trademarks and service marks that we own or have the right to use include, among others, “McGraw Hill,” “ALEKS,” “Redbird,” “Connect,” “ConnectED,” “Access,” “Achieve3000” and “Harrison’s.”

Properties

Our corporate headquarters are located in owned premises at 8787 Orion Place, Columbus, Ohio 43240. We lease offices, warehouses and other facilities at 39 locations, of which 12 are in the United

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

States. In addition, we occupy real property that we own at four locations in the United States. Our properties consist primarily of office space used by our operating segments, and we also utilize warehouse space and distribution centers. We believe that all of our facilities are well maintained and are suitable and adequate for our current needs.

The properties listed in the table below are our principal owned and leased properties:

Location	Lease Expiration	Approximate Area	Principle Use of Space
Owned Premises:
Blacklick, Ohio	Owned	548,144	Warehouse & Office
Monterey, California	Owned	209,204	Office
Columbus, Ohio	Owned	170,615	Office
Dubuque, Iowa	Owned	139,062	Office

Leased Premises:
Groveport, Ohio	2027	667,672	Warehouse & Office
New York, New York	2035	136,176	Office
Noida, Uttar Pradesh, India	2031	90,500	Warehouse & Office
Chicago, Illinois	2029	59,693	Office
Irvine, California	2024	53,220	Office
Red Bank, New Jersey	2029	30,800	Office
East Windsor, New Jersey	2023	23,183	Office

In addition, we own and lease other offices that are not material to our operations.

Legal Proceedings

In June 2022, the Attorney General for the State of Florida issued a subpoena to McGraw-Hill Education, Inc.in connection with its investigation of whether the sales and pricing of instructional materials for use by public K-12 schools that are published by McGraw-Hill Education, Inc. and other publishers violate the Florida False Claims Act. McGraw-Hill Education, Inc.is producing documents and information in response to the subpoena.

On January 22, 2021 and February 8, 2021, respectively, two purported class actions were filed against McGraw-Hill Education, Inc.in the Southern District of New York, seeking unspecified damages and injunctive relief. The actions stem from the refinements McGraw-Hill Education, Inc. made to how it calculates royalties that are payable to certain authors in connection with content delivery via the Company’s online platform. The allegations in the two complaints were similar. Each alleged, among other things, that the adjusted royalty approach breaches the relevant author agreements and breaches McGraw-Hill Education, Inc.’s implied covenant of good faith and fair dealing. The two sets of plaintiffs subsequently agreed to consolidate their complaints and on March 19, 2021, they filed an amended complaint. We believe that the allegations in the complaint are without merit. McGraw-Hill Education, Inc. filed a motion to dismiss the complaint on May 18, 2021. Plaintiffs filed their opposition to the motion to dismiss, and McGraw-Hill Education, Inc. filed its reply brief on June 29, 2021. On January 11, 2022, the Court granted McGraw-Hill Education, Inc.’s motion to dismiss in part and denied it in part. The Court dismissed plaintiffs’ breach of contract claim and denied McGraw-Hill Education, Inc.’s motion to dismiss the breach of the implied covenant claim on the basis that it raises factual issues that need to be borne out in discovery. On February 25, 2022, plaintiffs filed a motion for leave to file an amended complaint in connection with their breach of contract claim. McGraw-Hill Education, Inc. submitted its brief opposing plaintiffs’ motion on March 25, 2022. On August 4, 2022, the Court issued its ruling denying plaintiffs’ motion for leave to file an amended Complaint. On

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

September 23, 2022, plaintiffs voluntarily dismissed their breach of the implied covenant claim, with prejudice. On October 11, 2022, the plaintiffs filed a notice of appeal on the Court’s granting of McGraw-Hill Education, Inc.’s motion to dismiss their breach of contract claim with the U.S. Court of Appeals for the Second Circuit.

On September 26, 2022, three authors of the Company’s Fit & Well title filed a Complaint in the Northern District of California against McGraw-Hill Education, Inc. and its subsidiary, McGraw Hill LLC, alleging, among other things, that McGraw-Hill Education, Inc. and its subsidiary breached a settlement agreement between the authors, McGraw-Hill Education, Inc. and its subsidiary that was entered into in 2012 (the “Settlement Agreement”). Pursuant to the Settlement Agreement, McGraw-Hill Education, Inc. and its subsidiary were obligated to include certain differentiated content in a different title that McGraw-Hill Education, Inc. and its subsidiary publish. The complaint alleges that McGraw-Hill Education, Inc. and its subsidiary failed to sufficiently differentiate the content as required under the Settlement Agreement. The complaint further alleges that McGraw-Hill Education, Inc. and its subsidiary’s adjusted royalty approach in relation to sales of Fit & Well on Higher Education Connect breaches their author agreement with McGraw-Hill Education, Inc. and its subsidiary and breaches McGraw-Hill Education, Inc. and its subsidiary’s implied covenant of good faith and fair dealing. The plaintiffs are seeking an injunction preventing the Company from publishing the allegedly competing work, a court order requiring McGraw-Hill Education, Inc. and its subsidiary to relinquish its copyright in the five most recent editions of Fit & Well, money damages and attorney’s fees. At the time of the filing of the complaint, the parties were engaged in advanced settlement discussions, which are continuing. McGraw-Hill Education, Inc. and its subsidiary’s answer to the complaint will be due in November 2022 if the matter is not resolved sooner.

In May 2020, Saki Dodelson, a founder and former CEO of a subsidiary of Achieve3000, announced the formation of Beable Education, Inc. (“Beable”), a direct competitor of Achieve3000’s subsidiary. On July 21, 2020, Achieve3000 and its subsidiary filed a lawsuit against Beable and Dodelson in New Jersey District Court alleging, among other things, intellectual property/patent infringement, fraudulent inducement, tortious interference and breach of contract. In response, on October 8, 2020, Beable and Dodelson filed a motion to dismiss Achieve3000 and its subsidiary’s complaint. The Court denied Beable and Dodelson’s motion to dismiss in its entirety on May 31, 2021. On July 12, 2021, Dodelson and Beable filed an answer to the complaint and a counterclaim for, among other things, breach of an earlier settlement agreement between the parties and for declarations of invalidity and non-infringement as to the subsidiary’s patent. On August 16, 2021, Achieve3000 and its subsidiary filed a motion to dismiss Dodelson and Beable’s counterclaim for breach of the settlement agreement. The motion is pending. Discovery in the District Court case has begun. Dodelson and Beable have subsequently filed for inter partes review with the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office (“PTAB”), claiming that the patent at issue in the District Court litigation is invalid. In January 2022, PTAB granted the review and the parties have submitted legal briefs and evidence to PTAB in support of their respective positions. Oral arguments before PTAB occurred on October 4, 2022. The parties are currently awaiting PTAB’s decision. On January 20, 2022, Dodelson and Beable filed a motion with the District Court to stay the litigation pending resolution of the patent dispute before PTAB. Achieve3000 and its subsidiary filed their opposition to the motion to stay on February 17, 2022. On September 30, 2022 the District Court denied the motion with respect to all claims except the patent infringement claim. Discovery in the case is proceeding. In the federal action, Achieve3000’s subsidiary seeks a declaration of infringement, an injunction prohibiting further infringement, damages related to the infringement, attorney’s fees, and rescission of the prior settlement agreement with Dodelson, including return of all payments made pursuant to such settlement agreement. In the inter partes review, Beable seeks a review of the patentability of the patents at issue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s financial condition. For further discussion of our legal proceedings, see Note 21, “Commitments and Contingencies,” to our consolidated financial statements and Note 14, “Commitments and Contingencies,” to our unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT

Our Executive Officers and Directors

Below are the names, ages as of October 1, 2022, positions and a brief account of the business and experience of certain individuals who we expect will serve as our executive officers and directors at the completion of the offering. We are currently reviewing the composition of our anticipated board of directors and committees. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such individuals.

Name	Age	Position
Simon Allen	61	President and Chief Executive Officer
Garet Guthrie	43	Executive Vice President and Chief Financial Officer
David B. Stafford	59	General Counsel and Secretary
Angelo T. DeGenaro	63	Chief Operating Officer
Jeannine Tait	57	Chief Human Resources and Communications Officer
Mary Ann Sigler	68	Director

Executive Officers

Simon Allen was named Chief Executive Officer of McGraw Hill in May 2020 after serving as Interim CEO since October 2019. Mr. Allen has deep experience in educational publishing having led large teams across six continents focused on K-12 and higher education, as well as science, technical and medical digital and print products for professional, governmental and institutional markets. Before joining McGraw Hill, Mr. Allen was the CEO of Macmillan Education from 2011–2016, leading the company’s transition from print to blended learning products and solutions. Previously, he was Senior Vice President, International at The McGraw-Hill Companies, a former parent conglomerate of McGraw Hill, and during that time was elected President of The Publishers Association in the United Kingdom, serving for three years on its council. Before that, Mr. Allen was President, Higher Education at both Pearson Education EMEA and Prentice Hall Europe. Earlier in his career, he held sales leadership roles with the Times Mirror Group in the United States, Europe and the Middle East. Mr. Allen received his Bachelor of Arts with honors from Middlesex University School of Business and completed Executive Education programs in Leadership and Strategic Management at the London Business School.

Garet Guthrie was named Chief Financial Officer of McGraw Hill in July 2019. As CFO, Mr. Guthrie is responsible for Accounting, Finance, Global Business Services, Internal Audit, Investor Relations, Real Estate, Tax and Treasury. Previously, Mr. Guthrie served as McGraw Hill’s Senior Vice President of Financial Planning and Analysis from 2013 to 2019, responsible for providing management, the board of directors and investors with insight and analysis on financial performance and overseeing corporate costs. In addition, he supported investor relations activities, including capital market transactions and oversaw financial aspects of mergers, acquisitions, investments and divestitures. Before joining McGraw Hill in 2013, Mr. Guthrie was part of PwC’s Deals practice, where he focused on global private equity and multinational corporate transactions for many of PwC’s largest clients. His experience with PwC spanned multiple industries and technology sectors and provided a diverse combination of strategic, operational, financial and capital market experiences. He earned his Bachelor of Science degree in Accounting from Oklahoma State University and his Master of Business Administration from Texas A&M University. Mr. Guthrie is a Chartered Financial Analyst charterholder and is a Certified Public Accountant in Texas.

David B. Stafford was appointed General Counsel and Secretary of McGraw Hill in May 2012. As General Counsel, he is responsible for all legal matters affecting McGraw Hill and manages

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

McGraw Hill’s legal, compliance and risk and government affairs departments. Prior to May 2012, Mr. Stafford was Vice President and Associate General Counsel at The McGraw-Hill Companies, a former parent conglomerate of McGraw Hill, where, as a senior member of the company’s legal department, he practiced in a wide variety of legal areas, with a focus on the company’s financial information businesses. From 2006 to 2009, Mr. Stafford served as Senior Vice President, Corporate Affairs, and assistant to the Chairman and Chief Executive Officer, where he was responsible for the marketing, communications, government affairs and community relations activities of the company and advising the Chairman and Chief Executive Officer on matters involving the board of directors and management, as well as operation of the company generally. Prior to 2006, he was associate general counsel at The McGraw-Hill Companies. Before joining The McGraw-Hill Companies in 1992, he was an associate at two different New York City law firms, where he specialized in corporate law. Mr. Stafford serves on the board of directors of the Association of American Publishers and as a Vice Chairman of the Board of Trustees of YAI Network, a not-for-profit that provides a variety of services to people in the New York metropolitan area who have developmental disabilities. Mr. Stafford is a graduate of Columbia University, where he received his bachelor’s degree, and a graduate of Cornell Law School, where he received his Juris Doctor degree. He is admitted to the New York State bar.

Angelo T. DeGenaro joined McGraw Hill in 2015 and serves as the Company’s Chief Operating Officer. He leads McGraw Hill’s Global Technology Group, including IT architecture, infrastructure, operations and cybersecurity of front- and back-office systems. He oversees Global Supply Chain Management, including manufacturing, inventory planning, fulfillment and order management. Mr. DeGenaro also leads the Customer Experience Group, providing customer support for students using our digital products. Mr. DeGenaro began working for The McGraw-Hill Companies, a former parent conglomerate of McGraw Hill, in 2004, with his last position being Senior Vice President and Chief Technology Officer at McGraw-Hill Financial. In that role, he was responsible for enterprise architecture, global infrastructure delivery, business systems and IT risk management. Before joining The McGraw-Hill Companies, Mr. DeGenaro held senior technology leadership positions at Cigna, where he spent seven years as the Senior Vice President of Infrastructure Implementation Services, and Citi, where he held several operational and engineering leadership roles during an 18-year tenure. Mr. DeGenaro is a member of The Research Board, a New York-based international think tank. He holds a Bachelor of Science degree in Economics from New York University and a Master of Science in Telecommunications and Computing Management from Polytechnic University.

Jeannine Tait joined McGraw Hill in March 2022 and serves as Chief Human Resources and Communications Officer. Ms. Tait leads all aspects of global Human Resources and Corporate Communications, developing and delivering human resources and corporate communications strategies in support of McGraw Hill’s business transformation and growth goals. Before joining McGraw Hill, Ms. Tait was the Vice President, Global Total Rewards and Human Resources Operations for Solenis from 2014 to 2022, where she was responsible for the development and delivery of global strategies and programs in the areas of business human resources, compensation, benefits, payroll and human resources systems and operations, led multiple M&A diligence and integration projects, advised the compensation committee of the board of directors and served as an advisory board member for the Women’s International Network. Prior to Solenis, she held human resources leadership roles at Perspecta and Shire Pharmaceuticals with a focus on total rewards, performance management, recognition and talent management. Ms. Tait earned her Bachelor of Business Administration with a concentration in Human Resource Management from Cabrini College and her Master of Business Administration from West Chester University, graduating with honors.

Directors

Mary Ann Sigler has served as a director of McGraw Hill since the acquisition of the company by Platinum in July of 2021. Ms. Sigler is Executive Vice President, Chief Financial Officer and Treasurer

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

of Platinum. She joined Platinum in 2004 and is responsible for overall accounting, tax and financial reporting as well as managing strategic planning projects for the firm. Prior to joining Platinum, Ms. Sigler was with Ernst & Young LLP for 25 years where she was a partner. Ms. Sigler holds a Bachelor of Arts degree in Accounting from California State University at Fullerton and a Master’s degree in Business Taxation from the University of Southern California. Ms. Sigler is a Certified Public Accountant in California, as well as a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. She currently serves on the board of directors of Ryerson Holding Corporation (NYSE: RYI). We believe that Ms. Sigler’s qualifications to serve on our board of directors include her extensive and significant business, financial and investment experience and prior involvement with Platinum’s investment in McGraw Hill.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will be divided into three classes, with directors in Class I (expected to be                 ), directors in Class II (expected to be                 ) and directors in Class III (expected to be                 ). See “Description of Capital Stock.” In addition, pursuant to the investor rights agreement we expect to enter into in connection with this offering, Platinum will have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Agreements to Be Entered into in Connection with this Offering—Investor Rights Agreement.”

Board Independence

The number of directors that shall constitute our board of directors will initially be fixed at                  directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Upon the completion of the offering, our board of directors will be divided into three classes, each serving staggered three-year terms:

•	our Class I directors will be and , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	our Class II directors will be and , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	our Class III directors will be and , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that                  and                  do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company, Platinum and all other facts and circumstances our board of directors deemed relevant in determining their independence.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Controlled Company Exception

After the completion of this offering, Platinum will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the NYSE’s governance standards. Under such corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our board of directors consist of independent directors, (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

For at least a period of time following this offering, we intend to utilize all of these exemptions. As a result, following this offering, we will not have a majority of independent directors on our board of directors and will not have compensation or nominating and corporate governance committees that are composed entirely of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the independence requirements, subject to any permitted “phase-in” period.

Committees of the Board of Directors

Upon the listing of our shares on the NYSE, our board of directors will have three standing committees: an audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a charter that has been approved by our board of directors. In addition, from time to time, special committees may be established at the direction of the board of directors when necessary to address specific issues. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit committee, compensation committee and nominating and corporate governance committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Upon the listing of our shares on the NYSE, copies of each committee’s charter will be posted on our website, www.mheducation.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider such information to be a part of this prospectus.

Audit Committee

Upon the completion of this offering, we expect to have an audit committee, consisting of                 , who will be serving as the Chair,                  and                 . Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our Common Stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement. Each of                  and                  qualify as an independent director under the NYSE’s corporate governance standards and the independence

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that                  qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors with respect to its oversight of (1) our risk management policies and procedures; (2) the audits and integrity of our financial statements and the effectiveness of internal control over financial reporting; (3) our compliance with legal and regulatory requirements; (4) the qualifications, performance and independence of the outside auditors; (5) the performance of our internal audit function; (6) the evaluation of related party transactions; (7) pre-approving audit and non-audit services and fees and (8) establishment and maintenance procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, or federal and state rules and regulations, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Upon completion of this offering, we expect to have a compensation committee consisting of                 , who will be serving as the Chair, and                 . The compensation committee will be responsible for, among other things, reviewing and approving matters involving executive and director compensation, recommending changes in employee benefit programs, authorizing equity and other incentive arrangements, preparing compensation committee reports to be included in proxy statements filed under SEC rules and authorizing our Company to enter into employment and other employee-related agreements.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect to have a nominating and corporate governance committee consisting of                 , who will be serving as the Chair,                  and                 . The nominating and corporate governance committee will be responsible for, among other things, reviewing board structure, composition and practices and making recommendations on these matters to our board of directors; reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board of directors; overseeing our board of directors’ performance and self-evaluation process; reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto; and developing and reviewing a set of corporate governance principles.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board of directors or compensation committee.

We are parties to certain transactions with Platinum and Platinum Advisors and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions.”

Role of our Board of Directors in Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Code of Business Ethics

We have adopted a Code of Business Ethics that applies to all of our directors, officers and team members, including our chief executive officer and chief financial and accounting officer. Our Code of Business Ethics will be available on our website upon the completion of this offering. Our Code of Business Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

The following discussion and analysis of our executive compensation, objectives and design, our executive compensation program components and the process followed for making decisions regarding all components of compensation with respect to the year ended March 31, 2022 for our executive officers should be read together with the compensation tables and related disclosures set forth below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Discussion & Analysis

The Compensation Discussion and Analysis discusses the compensation and benefits of our “named executive officers” (“NEOs”) for the year ended March 31, 2022 and the related objectives.

Our NEOs for the year ended March 31, 2022 are:

•	Simon Allen, President, Chief Executive Officer (“CEO”)

•	Garet Guthrie, Executive Vice President, Chief Financial Officer (“CFO”)

•	David B. Stafford, General Counsel and Secretary (“GC”)

•	Angelo T. DeGenaro, Chief Operating Officer (“COO”)

•	Jeannine Tait, Chief Human Resources and Communications Officer (“CHRCO”)

Executive Compensation Programs

We will produce the remaining details regarding our compensation program in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Compensation Objectives

Our executive compensation programs are based on pay for performance. Our executive compensation program is designed to attract and retain executives and employees who are talented and able to meaningfully contribute to our success and achieve the greatest possible returns for our stockholders. Our mix of fixed versus variable compensation is driven by our emphasis on pay for performance. We use variable compensation, including stock options where a portion is subject to performance-based vesting conditions and an annual incentive bonus program tied to the achievement of key financial operating objectives, to enhance alignment of the interests of our named executive officers and the interests of our stockholders.

The compensation reported in this compensation discussion and analysis is not necessarily indicative of how we will compensate our named executive officers following the consummation of this offering. We expect to review, evaluate and modify our compensation framework in connection with becoming a publicly traded company, which may result in our future compensation programs varying significantly from our historical practices.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Determination of Compensation

The Compensation Committee of our board of directors as it existed before the Acquisition (the “Predecessor Compensation Committee”) was principally responsible for establishing and making decisions with respect to our compensation and benefit plans generally, including decisions regarding the compensation of our NEOs, approval of funding of any annual incentive compensation pools and allocations and the design and implementation of equity award programs. The Predecessor Compensation Committee consulted with the CEO regarding these decisions, other than with respect to his own compensation.

After giving effect to the consummation of the Acquisition, our board of directors was comprised of a single member. In addition, select members of our management team were principally responsible for establishing and making decisions (or making recommendations for final approval by our board of directors) with respect to our compensation and benefit plans for the portion of the year ended March 31, 2022 that followed the closing of the Acquisition. Compensation decisions were also generally reviewed with representatives of Platinum Advisors.

The Predecessor Compensation Committee (and post-Acquisition, our management team in consultation with certain representatives of Platinum Advisors) considered several factors in designing our executive compensation program, including, but not limited to, market data on the compensation of executive officers at similar companies, internal pay-equity considerations and achievement of specific performance targets intended to drive value over the long-term.

Specifically, for the year ended March 31, 2022, the objectives of our executive compensation programs focused on delivering key initiatives and performance goals to achieve our strategic plan. We will include disclosure of our specific objectives in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to completion of this offering.

Components of Compensation for the Year Ended March 31, 2022

For the year ended March 31, 2022, the principal elements of our executive compensation programs were as follows:

Compensation Element	Brief Description	Objectives
Base Salary	Fixed compensation.	Provide a competitive, fixed level of cash compensation to attract and retain executive talent.

Annual Incentive Plan	Variable cash compensation earned based on achieving pre-established annual goals, and capped to limit windfalls.	Motivate and reward executives to achieve or exceed Plan EBITDA (as defined below), business unit metrics, and related goals.

Equity Awards (pre-Acquisition, pursuant to the McGraw-Hill Education, Inc. Management Equity Plan and post-Acquisition, pursuant to the McGraw Hill, Inc. (formerly known as Mav Holding Corporation) Stock Incentive Plan)	Nonqualified stock options and restricted stock units granted to executives and other key employees before the Acquisition.	Align the interests with shareholder value creation to select senior executives who significantly contribute to the growth and profitability of the Company. Align incentives around revenue growth, mix enhancement, cost reduction, cash flow optimization, synergies, and EBITDA expansion.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Compensation Element	Brief Description	Objectives
Share Purchases—Class B Non-Voting Common Stock Subscription Agreements	Opportunity for executives to co-invest in the Company after the Acquisition.	Align the interests of our senior executives with the Company’s primary stockholder, Platinum.

Further, we provide our NEOs with retirement benefits, limited perquisites and other fringe benefits as well as access to health and welfare plans available to our employees generally. In addition, our NEOs are eligible to participate in a market competitive severance policy intended to provide a reasonable level of income protection.

The following discussion provides further details on these executive compensation programs.

Base Salaries

Base salaries are intended to provide our NEOs with a level of cash compensation that is intended to be market competitive and appropriate given their specific responsibilities and scope of role in the Company. During the year ended March 31, 2022, the annual base salaries for our named executive officers were as follows:

Name	Base Salary at Start of the Year Ended March 31, 2022	Base Salary at End of the Year Ended March 31, 2022	% Base Salary Increase
Simon Allen		(1)
Garet Guthrie
David B. Stafford
Angelo T. DeGenaro
Jeannine Tait	N/A	(2)	N/A

(1)

All amounts paid to Mr. Allen were paid in British pound sterling. For purposes of this Compensation Discussion and Analysis, all amounts paid to Mr. Allen were converted to U.S. dollars based on the conversion rate                 .

(2)

This amount reflects Ms. Tait’s annualized base salary. Ms. Tait’s employment commencement date was March 7, 2022. Accordingly, she received approximately                  of base salary during the year ended March 31, 2022.

In determining base salaries for the year ended March 31, 2022, we reviewed relevant compensation market data to obtain a general understanding of market practices for comparable roles to design a competitive executive compensation program. We also take into account an executive officer’s individual salary history, job responsibilities, performance, qualifications and skills in determining individual compensation levels.

Annual Incentive Plan (AIP) for the Year Ended March 31, 2022

The Annual Incentive Plan (“AIP”) is a material component of our total rewards and has been structured to drive our mission, value creation, growth of the Company and increased profitability. The purpose of the AIP is to provide eligible employees, including our NEOs, who drive business performance with the opportunity for financial incentives. Specifically, the AIP is intended to:

•	award short-term cash incentive for the achievement of performance measures linked to our Company’s strategic goals and objectives;

•	attract, motivate, and retain professional and managerial talent of outstanding ability by providing cash incentive award opportunities to key employees on an annual basis;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

foster a unified performance-driven culture focused upon Company-wide results by aligning annual cash incentive award opportunities to a common set of key corporate performance metrics to maximize the Company’s overall performance; and

•

encourage individual and collective performance objectives towards the achievement of the Company’s overall strategic goals by enhancing the Company’s flexibility and to reward exceptional performance.

The AIP was historically administered by the Predecessor Compensation Committee with respect to our CEO and, in consultation with the CEO, all other eligible employees (including our NEOs other than the CEO). The Predecessor Compensation Committee, in consultation with our CEO and CFO, adopted the Addendum for Plan Year ended March 31, 2022, which established the pool funding level and performance metrics under the AIP for the year ended March 31, 2022.

For the year ended March 31, 2022, the incentive pool target was based on the level of achievement of our Company-wide annual EBITDA goal as compared to our annual target “Plan EBITDA” goal, as follows:

AIP EBITDA Table

Annual Plan EBITDA achieved compared to target goal:	% of Target Pool Funded:	Actual Plan EBITDA achieved:	% of Target Pool Funded:
Less than $ million	%
Greater than or equal to $ million but less than $ million	Linear interpolation between % and %
million (target)%
Greater than $ million, but less than $ million	Linear interpolation between % and %
$ million or greater	%	$		%

Plan EBITDA results for the year ended March 31, 2022 were finalized and pool funding approved by the Company in                  2022. Actual Plan EBITDA for purposes of the AIP was                  million, which corresponded to a 150% pool funding level. For purposes of the AIP, “EBITDA” is defined to be consolidated net income before interest, income taxes, depreciation, amortization, extraordinary items and advisory or similar fees payable to entities and investment funds affiliated with our equity owners, as reflected in our consolidated financial statements. “Plan EBITDA” is derived from adjusted EBITDA by excluding pre-publication investment expenditures and certain unbudgeted expenses.

Individual allocations to our NEOs other than our CEO are based on the determinations and approval of the CEO, following his consultation with other members of our executive leadership team and with representatives of Platinum Advisors. Our CEO’s bonus achievement is subject to the review and approval of our board of directors, following consultation with representatives of Platinum Advisors.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table sets forth each of our NEOs’ target and achieved bonus amounts under the AIP for the Plan Year ended March 31, 2022:

Name	2022 AIP Target Bonus		2022 AIP Actual Bonus
Simon Allen(1)	$		$
Garet Guthrie	$		$
David B. Stafford	$		$
Angelo T. DeGenaro	$		$
Jeannine Tait		—		—	(2)

(1)	All amounts paid to Mr. Allen were paid in British pound sterling and converted to U.S. dollars based on the conversion rate .
(2)	Ms. Tait was not eligible for a bonus for the year ended March 31, 2022 in light of her start date on March 7, 2022.

Long-Term Incentive Plans

McGraw Hill, Inc. Stock Incentive Plan

In connection with the Acquisition, we adopted the McGraw Hill, Inc. Stock Incentive Plan (the “2021 Plan”), pursuant to which we are authorized to grant equity awards to the Company’s key employees, including our NEOs. As of March 31, 2022, there were                  shares of our Class B non-voting common stock available for issuance under the 2021 Plan, of which                  are covered by stock options that were granted and outstanding as of March 31, 2022. The 2021 Plan was amended on September 30, 2022 to increase the number of shares available for issuance by                 , resulting in                  shares of Class B non-voting common stock available for issuance under the 2021 Plan.

In determining the size of the stock option awards granted to our NEOs, our board of directors (following consultation with our CEO (other than with respect to his own awards) and representatives of Platinum Advisors) took into account the NEO’s level of responsibility within the Company and potential to improve the long-term, overall value of the business. Another factor considered for determining the size of the stock option awards to our NEOs in the year ended March 31, 2022 was their decision to co-invest in the Company by purchasing its Class B non-voting common stock (such purchases are more fully described below).

On December 3, 2021, the Company granted stock options to each of our NEOs (other than our CHRCO, whose employment commenced in March 2022 and who received a grant of stock options upon such commencement of employment) under the 2021 Plan. Fifty percent (50%) of the stock options granted to each NEO are subject to time-based vesting, and vest in five (5) equal installments beginning on July 31, 2022 (March 7, 2023 for our CHRCO) and thereafter on each of the next four (4) anniversaries of this first vesting date. The other 50% of the stock options are subject to performance-vesting conditions, and vest only after the occurrence of a “change in control” or “public offering” (as such terms are defined in the 2021 Plan documents) or subsequent disposition that results in the investment funds advised by Platinum Advisors realizing a pre-tax, cash-on-cash return equal to a multiple of their invested capital with respect to the Company of at least 2.0 times, subject to the NEO’s continued employment with us through the date of such event. The stock options are exercisable only if vested and only upon the occurrence of a change in control, public offering or similar event. Unvested stock options generally terminate upon termination of employment unless the executive experiences a “special termination.” Upon a “special termination” any then unvested stock options remain outstanding and are eligible to vest if a “change in control” occurs within four months of such termination of employment. For these purposes, a “special termination” generally includes any

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

termination of the option holder’s employment due to the option holder’s death or disability, a resignation for “good reason” or a termination of the option holder’s employment by the Company without “cause” (each, as defined in the 2021 Plan).

Vested time-based stock options terminate upon a termination of employment for “cause” (or if such stock options are underwater at the time of such termination of employment). In the event of the NEO’s termination of employment without “cause,” his vested time-based stock options (if any) would remain eligible for exercise until the occurrence of a change in control or public offering, except that a number of these stock options would be forfeited in an amount sufficient to effectively preclude the executive from realizing any post-employment appreciation in the underlying shares. The stock option agreements subject each grantee to a non-compete and non-solicit during the term of employment and one year thereafter.

The table below provides a summary of the equity awards granted to each of our named executive officers during the year ended March 31, 2022:

Name	Time-Based Vesting Options	Performance-Based Vesting Options
Simon Allen
Garet Guthrie
David B. Stafford
Angelo T. DeGenaro
Jeannine Tait

2022 Plan

In connection with this offering, our board of directors intends to adopt, and we expect our stockholders to approve, the 2022 Plan which will be effective upon the completion of the offering and will replace the 2021 Plan. The principal features of the 2022 Plan will be summarized in a subsequent filing.

Class B Non-Voting Common Stock Subscription Agreements

Following the Acquisition, certain members of our management team, including all our NEOs except for our CHRCO who was not employed with us at the time and instead has been provided the opportunity to purchase shares during the year ended March 31, 2023, were provided the opportunity to purchase shares of Class B non-voting common stock at a price equal to $                 per share. Each of our NEOs financed the purchase of such shares with a loan from the Company to the executive, evidenced by a promissory note issued by the executive to the Company dated December 17, 2021. The principal amount of each loan equaled the full purchase price of the shares, and each set of loan documents provided for: interest at a rate of 1.50% per annum, compounded semiannually; a term of nine months; a pledge of the purchased shares as collateral; and full recourse against the executive (i.e., giving the Company recourse against the executive beyond their pledge of the collateral shares). Each NEO fully repaid his share purchase loan on July 29, 2022 with net after-tax proceeds from the deferred consideration attributable to his equity awards under the Predecessor Equity Plan cashed out in the Acquisition (as discussed below under the heading “—McGraw-Hill Education, Inc. Management Equity Plan”).

In accordance with the Stockholders Agreement, dated as of December 17, 2021, by and among the Company and the other parties thereto (the “Stockholders Agreement”), the Company has the right to repurchase the shares of Class B non-voting common stock purchased by our NEOs within 12 months following the NEO’s termination of employment, prohibited transfer or restrictive covenant

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

breach. The purchase price for such repurchase will be equal to the fair market value of the shares or, if the triggering event is (i) a restrictive covenant breach, (ii) a termination other than due to death or disability prior to August 1, 2022, or (iii) a termination for “cause” (as defined in the Stockholders Agreement), equal to the lesser of fair market value and the unreturned original cost.

Name	Shares Purchased
Simon Allen
Garet Guthrie
David B. Stafford
Angelo T. DeGenaro

McGraw-Hill Education, Inc. Management Equity Plan

Prior to the Acquisition, we maintained the McGraw-Hill Education, Inc. Management Equity Plan, formerly known as the Georgia Holdings, Inc. Management Equity Plan (the “Predecessor Equity Plan”) as a platform to grant equity awards to our key employees, including our NEOs. The Predecessor Equity Plan was designed to align the interests of our most senior leaders with those of the Company’s stockholders. For our NEOs and other senior leadership team members, we have historically granted awards of restricted stock units and stock options to acquire common stock of the Company, with a per share exercise price with respect to the stock options not less than the fair market value of a share of the Company’s common stock as of the date of the grant. The awards were tied to service and performance goals, and were generally designed to encourage appreciation of the business, retention and achievement of our performance goals.

In connection with the Acquisition, all outstanding awards under the Predecessor Equity Plan became fully vested. The Predecessor Equity Plan ceased to exist as of July 31, 2021, upon the effective close of the Acquisition. As a result of the Acquisition, each NEO’s stock options and restricted stock units under the Predecessor Equity Plan were cash settled for a value equal to the per share purchase price paid in connection with the Acquisition (less the applicable exercise price for any stock options), of which $                 was paid to our NEOs shortly after the closing of the Acquisition, and the remainder of the consideration payable to them ($                ) was deferred and paid on or about July 29, 2022 (the one-year anniversary of the Acquisition), in certain instances, subject to their having satisfied an additional service requirement through such date.

Severance Benefits

We are obligated to pay severance or other enhanced benefits to our NEOs upon certain terminations of their employment. Our severance program is designed to promote loyalty, and to provide executives with security and reasonable compensation upon an involuntary termination of employment.

Our NEOs are generally eligible to participate in the McGraw-Hill Education, Inc. Executive Severance Plan formerly known as Georgia Holdings, Inc. Executive Severance Plan (the “Executive Severance Plan”), which provides severance benefits equal to one year of base salary, as well as continuation of benefits for up to one year. In order to receive severance benefits under the Executive Severance Plan, the executive must either be terminated by the Company without “cause” or resign for “good reason” (as such terms are defined in the Executive Severance Plan or the executive’s employment agreement). Due to a 2021 agreement with Mr. Allen and the Company, in the event that he has not relocated to the United States, he would be eligible to receive severance benefits equivalent to those that would be available to him under the Executive Severance Plan but offset by any statutory benefits to which he may be entitled under U.K. law.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Effective May 8, 2018, the Executive Severance Plan was amended and restated pursuant to the adoption of the McGraw-Hill Education, Inc. Founding Executive Severance Plan (the “A&R Executive Severance Plan”), but only with respect to certain executives identified as participants, including Messrs. Guthrie, Stafford and DeGenaro. With respect to employees eligible under the Executive Severance Plan who were not identified as participants in the A&R Executive Severance Plan, the terms of the Executive Severance Plan continued to apply. Additional participants under the A&R Executive Severance Plan may be designated by the board of directors. The A&R Executive Severance Plan provides severance benefits upon a termination by the Company without “cause” or resignation by the executive for “good reason” as follows: (i) continued eligibility to receive the prior-year bonus (if not already paid); (ii) cash severance payable over a 12-month severance period (with cash severance in excess of 12 months payable as described below) equal to the sum of (x) 0.90 multiplied by the participant’s monthly base salary multiplied by years of service (up to 20 years), plus (y) target annual bonus (the “Cash Severance”); (iii) a pro rata bonus, determined based on actual performance assuming the bonus was only subject to financial or other objective criteria; and (iv) continuation of benefits for up to 12 months. If the determination of a participant’s Cash Severance in accordance with the formula would result in more than 12 months of severance, then the participant would receive a lump sum payment in cash within 30 days of the one year anniversary of the qualifying termination of employment equal to 110% of the Cash Severance payable in respect of the period in excess of 12 months. The A&R Executive Severance Plan did not modify the definitions of “cause” and “good reason” in the Executive Severance Plan. If the participants in the A&R Executive Severance Plan experience a termination of employment due to death or disability, they would be entitled to severance equal to any prior year’s bonus (if not already paid) and a pro rata bonus for the year in which the termination occurs, determined based on actual performance assuming the bonus was only subject to financial or other objective criteria.

Both the Executive Severance Plan and the A&R Executive Severance Plan contain restrictive covenants, including perpetual confidentiality, intellectual property assignment, perpetual non-disparagement, and a one-year post termination non-compete and non-solicit of employees and customers.

Retirement Benefits

Each NEO other than Mr. Allen participates in our 401(k) plan, which is a qualified defined contribution plan available to our employees generally.

Prior to the Acquisition, the Company maintained the McGraw-Hill Education Supplemental Savings Plan, a supplemental retirement plan which operated to restore 401(k) plan benefits which were reduced or limited by statutory limitations under the Internal Revenue Code. Mr. Stafford was the only NEO who participated in such plan, and pursuant to the terms of such plan, Mr. Stafford’s account balance was distributed to him in connection with the Acquisition.

Health and Welfare Benefits

Our NEOs participate in our health and welfare benefit plans, which are also available to our employees generally. Our health and welfare benefit plans include medical insurance, dental insurance, life insurance, accidental death and dismemberment insurance, and short-term and long-term disability insurance.

Employment Agreements

There is an employment agreement in effect for Mr. Allen. None of our other NEOs have employment agreements. For information on the specific terms and conditions of our agreement with Mr. Allen, see “—Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table” below.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Compensation Table for the Year Ended March 31, 2022

The following table sets forth the compensation of our NEOs for the year ended March 31, 2022:

Summary Compensation Table

Name and principal position	Year Ended March 31	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)(7)	Total ($)
Simon Allen(1) President, Chief Executive Officer	2022
Garet Guthrie Executive Vice President, Chief Financial Officer	2022
David B. Stafford General Counsel and Secretary	2022
Angelo T. DeGenaro Chief Operating Officer	2022
Jeannine Tait Chief Human Resources and Communications Officer	2022

(1)	Mr. Allen’s cash compensation was paid in British pound sterling and converted to U.S. dollars using the U.S. dollar-to-pound sterling exchange rate as of ($1:£ ).
(2)	The salary information disclosed in this column reflects the annual base salary paid during the year ended March 31, 2022.
(3)	The amounts disclosed in this column reflect .
(4)

Our NEOs purchased certain shares of our Class B non-voting common stock on December 17, 2021, and paid fair market value for the purchase of such shares. As a result, there are no amounts reportable in this column pursuant to FASB ASC Topic 718.

(5)

The amounts reported in this column represent the aggregate grant date fair value of stock options granted to the named executive officers during the applicable fiscal year, calculated in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, and do not necessarily correspond to the actual value that might be realized by the named executive officers, which depends on the market value of our common stock on a date in the future when the stock options are exercised. One-half of the stock options granted to each NEO during the year ended March 31, 2022 are subject to solely time-based vesting conditions and one-half are subject to time and performance-based vesting conditions. The grant date fair value is calculated using a Monte Carlo simulation based on the probability of satisfying the market performance conditions at the time of grant and is consistent with our estimate of the aggregate compensation cost to be recognized over the vesting period determined in accordance with FASB ASC Topic 718. The amounts reported for awards subject to both time and performance-based vesting assume that on the grant date of the awards the market performance conditions have not been met and assuming the highest level of performance conditions are met, the potential maximum grant date value for the options would be             ,            ,            ,              and             for each of Messrs. Allen, Guthrie, Stafford and DeGenaro and Ms. Tait, respectively. For additional information, including a discussion of the assumptions used to calculate these values, see the Outstanding Equity Awards At Fiscal Year End Table below and Note 14, “Stock-Based Compensation,” to our consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition to the stock options granted under the 2021 Plan, amounts reported in this column also include the incremental fair value of the stock options outstanding under the Predecessor Equity Plan that were accelerated in connection with the Acquisition, computed as of the modification date in accordance with FASB ASC Topic 718. The following table sets forth the equity-based compensation expense related to such acceleration for each NEO:

Name	Incremental Fair Value of Modified Predecessor Equity Plan Stock Options as of Acceleration Date ($)
Simon Allen
Garet Guthrie
David B. Stafford
Angelo T. DeGenaro
Jeannine Tait	—

For additional information, see “—Components of Compensation for the Year Ended March 31, 2022—Long-Term Incentive Plans” above.

(6)

The amounts reported in this column represent the bonuses earned with respect to the year ended March 31, 2022 by each NEO. These amounts were paid in the three months ended June 30, 2022. For additional information, see “—Components of Compensation for the Year Ended March 31, 2022—Annual Incentive Plan (AIP) for the Year Ended March 31, 2022” above.

(7)	The amounts shown in this column include the cost of the following perquisites and other benefits received by the named executive officers:

•	Simon Allen. The amount represents:

•	$ —forgiveness of interest accrued as of under the loan Mr. Allen received from the Company to finance the purchase of shares of Class B non-voting common stock.

•	Garet Guthrie. The amount represents:

•	$ —forgiveness of interest accrued as of under the loan Mr. Guthrie received from the Company to finance the purchase of shares of Class B non-voting common stock.

•	$ —matching contributions to tax-qualified retirement plan during the year ended March 31, 2022.

•	David B. Stafford. The amount represents:

•	$ —forgiveness of interest accrued as of under the loan Mr. Stafford received from the Company to finance the purchase of shares of Class B non-voting common stock.

•	$ —matching contributions to tax-qualified retirement plan during the year ended March 31, 2022.

•	Angelo T. DeGenaro. The amount represents:

•	$ —forgiveness of interest accrued as of under the loan Mr. DeGenaro received from the Company to finance the purchase of shares of Class B non-voting common stock.

•	$ —matching contributions to tax-qualified retirement plan during the year ended March 31, 2022.

•	Jeannine Tait. Did not become eligible for matching contribution until , 2022 and was not party to a loan with the Company.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Grants of Plan-Based Awards Table

The following table includes each grant of an award made to our NEOs in the year ended March 31, 2022 under any equity-based and non-equity incentive plan:

		Grant	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(2)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
			Threshold	Target	Max	Target
Name	Plan	Date	($)	($)	($)	(#)	(#)(3)	($/Sh)	(#)	($)(5)(6)
Simon Allen	AIP(1)	4/1/2021
	McGraw Hill, Inc. Stock Incentive Plan	12/3/2021
	Class B Subscription Agreement(4)	12/17/2021
	McGraw-Hill Education, Inc. Management Equity Plan	7/31/2021
Garet Guthrie	AIP(1)	4/1/2021
	McGraw Hill, Inc. Stock Incentive Plan	12/3/2021
	Class B Subscription Agreement(4)	12/17/2021
	McGraw-Hill Education, Inc. Management Equity Plan(5)	7/31/2021
David B. Stafford	AIP(1)	4/1/2021
	McGraw Hill, Inc. Stock Incentive Plan	12/3/2021
	Class B Subscription Agreement(4)	12/17/2021
	McGraw-Hill Education, Inc. Management Equity Plan	7/31/2021
Angelo T. DeGenaro	AIP(1)	4/1/2021
	McGraw Hill, Inc. Stock Incentive Plan	12/3/2021
	Class B Subscription Agreement(4)	12/17/2021
	McGraw-Hill Education, Inc. Management Equity Plan	7/31/2021
Jeannine Tait	McGraw Hill, Inc. Stock Incentive Plan	3/7/2022

(1)

Represents the threshold, target and maximum value of the annual incentive awards that could have been earned by the NEOs under the AIP for the year ended March 31, 2022. For a discussion of the terms of the AIP and the amounts earned thereunder by the NEOs for the year ended March 31, 2022, see “—Components of Compensation for the Year Ended March 31, 2022—Annual Incentive Plan (AIP) for the Year Ended March 31, 2022” above.

(2)

The stock options reported in this column are performance-based vesting stock options granted to our NEOs that vest only after the occurrence of a “change in control” or “public offering” (as such terms are defined in the 2021 Plan documents) or subsequent disposition that results in the investment funds advised by Platinum Advisors realizing a pre-tax, cash-on-cash return equal to a multiple of their invested capital with respect to the Company of at least 2.0X, subject to executive’s continued employment through the date of such event. The stock options are exercisable only if vested and only upon the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

occurrence of a change in control, public offering or similar event. There are no thresholds or maximums for these performance-vesting conditions.
(3)

The stock options reported in this column are subject to time-based vesting, and vest in five 5 equal installments beginning on July 31, 2022 (March 7, 2023 for Ms. Tait) and thereafter on each of the next four 4 anniversaries of this first vesting date. The stock options are exercisable only if vested and only upon the occurrence of a change in control, public offering or similar event.

(4)

This row reflects the Class B non-voting common stock purchased by each of our NEOs on December 17, 2021. The NEOs paid fair market value for the purchase of such shares and, as a result, there are no amounts reportable in the “Grant Date Fair Value of Stock and Option Awards” column pursuant to FASB ASC Topic 718. The Company has the right to repurchase the Class B non-voting common stock from our NEOs within 12 months following the NEO’s termination of employment, prohibited transfer or restrictive covenant breach. The purchase price for such repurchase will be equal to the fair market value of the shares or, if the triggering event is (i) a restrictive covenant breach, (ii) a termination other than due to death or disability prior to August 1, 2022, or (iii) a termination for “cause,” equal to the lesser of fair market value or the unreturned original cost. The amount paid by our NEOs for each share was $            .

(5)

The amounts reported in this column for the stock options granted to our NEOs under the 2021 Plan reflect the aggregate grant date fair value of stock options granted to the named executive officers during the applicable fiscal year, calculated in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, and do not necessarily correspond to the actual value that might be realized by the named executive officers, which depends on the market value of our common stock on a date in the future when the stock options are exercised. The grant date fair value is calculated using a Monte Carlo simulation based on the probability of satisfying the market performance conditions at the time of grant and is consistent with our estimate of the aggregate compensation cost to be recognized over the vesting period determined in accordance with FASB ASC Topic 718. For additional information, including a discussion of the assumptions used to calculate these values, see the Outstanding Equity Awards At Fiscal Year End Table below and Note 14, “Stock-Based Compensation,” to our consolidated financial statements. For additional information, see “—Components of Compensation for the Year Ended March 31, 2022—Long-Term Incentive Plans” above.

(6)

The amounts reported in this column reflect the incremental fair value of the stock options and restricted stock units outstanding under the Predecessor Equity Plan that were accelerated in connection with the Acquisition, computed as of the modification date in accordance with FASB ASC Topic 718. The following table sets forth the equity-based compensation expense related to such acceleration for each NEO:

Name	Incremental Fair Value of Modified Predecessor Equity Plan Stock and Option Awards as of Acceleration Date ($)
Simon Allen
Garet Guthrie
David B. Stafford
Angelo T. DeGenaro
Jeannine Tait	—

Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Simon Allen. There is an employment agreement in effect with Mr. Allen, pursuant to which he is entitled to earn a base salary, currently $             per year, and an annual cash bonus opportunity equal to        % of his base salary for target-level achievement of annual performance criteria. In addition, Mr. Allen is entitled to a housing stipend of $             per month for 12 months starting on the day of relocation to the United States. Mr. Allen did not utilize this benefit during the year ended March 31, 2022 due to the agreement with the Company that Mr. Allen will not be relocating. Mr. Allen is generally eligible for severance benefits equal to one year of his base salary, as well as continuation of benefits during such one-year period, as described in “—Components of Compensation for the Year Ended March 31, 2022—Severance Benefits.”

None of our other NEOs have employment agreements.

Long-Term Incentive Awards

During the year ended March 31, 2022, due to the change in control resulting from the Acquisition, we accelerated and paid awards outstanding under our Predecessor Equity Plan, including

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

to our NEOs. In addition, our NEOs were granted stock option awards under the 2021 Plan and provided an opportunity to purchase shares of our Class B non-voting common stock. For additional information, see “—Components of Compensation for the Year Ended March 31, 2022—Long-Term Incentive Plans.”

Retirement Plans and Other Perquisites

We maintain certain retirement benefit plans and provide our NEOs with certain benefits and perquisites. For a summary of such plans and benefits, see “—Components of Compensation for the Year Ended March 31, 2022—Retirement Benefits.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Outstanding Equity Awards At Fiscal Year End Table

The following table sets forth outstanding equity awards of shares, or options to acquire shares, of the Class B non-voting common stock held by our NEOs as of March 31, 2022:

		Option awards					Stock awards
Name	Grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)(1)	Equity incentive plan awards: number of securities underlying unexercised unearned options(2)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested(3)	Market Value of shares or units of stock that have not vested ($)	Incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Simon Allen	12/17/2021
12/3/2021
Garet Guthrie	12/17/2021
12/3/2021
David B. Stafford	12/17/2021
12/3/2021
Angelo T. DeGenaro	12/17/2021
12/3/2021
Jeannine Tait	3/7/2022

(1)

The stock options reported in this column are subject to time-based vesting, and vest in five equal installments beginning on July 31, 2022 (March 7, 2023 for Ms. Tait) and thereafter on each of the next four anniversaries of this first vesting date. The options are exercisable only if vested and only upon the occurrence of a change in control, public offering or similar event.

(2)

The stock options reported in this column are performance-based vesting stock options granted to our NEOs that vest only after the occurrence of a “change in control” or “public offering” (as such terms are defined in the 2021 Plan documents) or subsequent disposition that results in the investment funds advised by Platinum Advisors realizing a pre-tax, cash-on-cash return equal to a multiple of their invested capital with respect to the Company of at least 2.0X, subject to executive’s continued employment through the date of such event. The options are exercisable only if vested and only upon the occurrence of a change in control, public offering or similar event. There are no thresholds or maximums for these performance-vesting conditions.

(3)

This row reflects the Class B non-voting common stock purchased on December 17, 2021, for which each NEO paid fair market value. The Company has the right to repurchase the Class B non-voting common stock from our NEOs within 12 months following the NEO’s termination of employment, prohibited transfer or restrictive covenant breach. The purchase price for such repurchase will be equal to the fair market value of the shares or, if the triggering event is (i) a restrictive covenant breach, (ii) a termination other than due to death or disability prior to August 1, 2022, or (iii) a termination for “cause,” equal to the lesser of fair market value or the unreturned original cost.

Option Exercises and Stock Vested Table

The following table sets forth information concerning stock option exercises by and the vesting of stock awards held by our NEOs during the year ended March 31, 2022.

	Option Awards(1)		Stock Awards(1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Simon Allen
Garet Guthrie
David B. Stafford
Angelo T. DeGenaro
Jeannine Tait	—	—	—	—

(1)

Amounts disclosed in this table reflect the cash payments made in connection with the closing of the Acquisition in consideration for the cancellation of each NEO’s stock options and restricted stock units that were granted under the Predecessor Equity Plan and outstanding as of the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

closing. A portion of the proceeds payable to each NEO in respect of his or her stock options and restricted stock units outstanding under the Predecessor Equity Plan as of the closing date of the Acquisition was deferred, and payable on or before the 12 month anniversary of the Acquisition, subject to the NEO’s continued employment with the Company through such payment date. This deferred portion of the proceeds relating to the stock options and restricted stock units granted under the Predecessor Equity Plan is not reflected in the “Option Exercises and Stock Vested Table” and was paid on July 29, 2022.
(2)

The value realized by the NEOs with respect to his or her stock options and restricted stock units reflects a per share value of $            , which is the per share value of              implied by the transactions effectuating the Acquisition, less, with respect to the stock options, the exercise price(s) of $            , $            , $             and $            , respectively.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in the Year Ended March 31, 2022 ($)(1)	Registrant Contributions in the Year Ended March 31, 2022 ($)	Aggregate Earnings in the Year Ended March 31, 2022 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at the End of the Year Ended March 31, 2022 ($)
Simon Allen
Garet Guthrie
David B. Stafford
Angelo T. DeGenaro
Jeannine Tait

(1)	Mr. Stafford’s account balance was paid to him in connection with the Acquisition in accordance with the terms of the McGraw-Hill Education Supplemental Savings Plan.

Potential Payments upon Termination or Change in Control

This section describes potential payments to our NEOs upon termination of employment or change in control, assuming the termination or change in control occurred on March 31, 2022 (in accordance with SEC rules).

Severance Plans

Our NEOs are generally eligible to participate in the Executive Severance Plan or the A&R Executive Severance Plan. In order to receive severance benefits under either the Executive Severance Plan or the A&R Executive Severance Plan, as applicable, the executive’s employment must either be terminated by the Company without “cause” or the executive must resign for “good reason” (as such terms are defined in the applicable Severance Plan). For additional information, see “—Components of Compensation for the Year Ended March 31, 2022—Severance Benefits.”

Treatment of Equity Awards upon Potential Termination or Change in Control

Stock options granted under the 2021 Plan, to the extent not vested, generally terminate upon termination of employment unless the executive experiences a “special termination.” Following a “special termination,” any then unvested stock options remain outstanding and are eligible to vest if a “change in control” occurs within four months of such termination of employment. For these purposes a “special termination” means a termination by reason of the executive’s death or disability, the executive’s resignation for “good reason” or the executive’s termination of employment or service by the Company without “cause.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following tables show the incremental payments and benefits that would be owed by the Company to each of the NEOs upon certain terminations of his or her employment or upon a change in control, assuming that:

•	the NEO’s employment terminated on March 31, 2022;

•	with respect to payments and benefits triggered by a change in control, such change in control occurred on March 31, 2022; and

•	the fair market value per share of the Company common stock was $ on March 31, 2022.

The following tables do not include the value of any equity that would remain unvested.

	Cash Severance(1)	Short-Term Bonus(1)		Vesting of Option Awards(2)		Equity Award Cash- Out Deferred Payment(3)		Continuation of Other Benefits and Perquisites(1)		Total
Simon Allen
By the Company for Cause/by Executive Without Good Reason	$—		$—		$—		$—		$—		$—
By the Company Without Cause	—		—		—		—		—		—
By the Executive for Good Reason	—		—		—		—		—		—
Death or Disability	—		—		—		—		—		—
Retirement	—		—		—		—		—		—
Change in Control with Termination	—		—		—		—		—		—
Change in Control without Termination	—		—		—		—		—		—

Garet Guthrie
By the Company for Cause/by Executive Without Good Reason	$—		$—		$—		$—		$—		$—
By the Company Without Cause	—		—		—		—		—		—
By the Executive for Good Reason	—		—		—		—		—		—
Death or Disability(4)	—		—		—		—		—		—
Retirement	—		—		—		—		—		—
Change in Control with Termination	—		—		—		—		—		—
Change in Control without Termination	—		—		—		—		—		—

David B. Stafford
By the Company for Cause/by Executive Without Good Reason	$—	$		$		$		$		$
By the Company Without Cause	—		—		—		—		—		—
By the Executive for Good Reason	—		—		—		—		—		—

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Cash Severance(1)		Short-Term Bonus(1)		Vesting of Option Awards(2)		Equity Award Cash- Out Deferred Payment(3)		Continuation of Other Benefits and Perquisites(1)		Total
Death or Disability(4)		—		—		—		—		—		—
Retirement		—		—		—		—		—		—
Change in Control with Termination		—		—		—		—		—		—
Change in Control without Termination		—		—		—		—		—		—

Angelo T. DeGenaro
By the Company for Cause/by Executive Without Good Reason	$		$		$		$		$		$
By the Company Without Cause		—		—		—		—		—		—
By the Executive for Good Reason		—		—		—		—		—		—
Death or Disability(4)		—		—		—		—		—		—
Retirement		—		—		—		—		—		—
Change in Control with Termination		—		—		—		—		—		—
Change in Control without Termination		—		—		—		—		—		—

Jeannine Tait
By the Company for Cause/by Executive Without Good Reason	$		$		$		$		$		$
By the Company Without Cause		—		—		—		—		—		—
By the Executive for Good Reason		—		—		—		—		—		—
Death or Disability		—		—		—		—		—		—
Retirement		—		—		—		—		—		—
Change in Control with Termination		—		—		—		—		—		—
Change in Control without Termination		—		—		—		—		—		—

(1)

The amounts disclosed in this column reflect the severance payment each NEO would have received under the Executive Severance Plan or the A&R Executive Severance Plan had he or she experienced a “qualifying termination” on March 31, 2022 (which does not include a termination due to death, disability or retirement). The Executive Severance Plan and the A&R Executive Severance Plan do not provide for single-trigger change in control payments. However, if an NEO had experienced a qualifying termination in connection with a change in control, he or she would have been entitled to the severance payment illustrated.

(2)

As of March 31, 2022, all of the time-based vesting stock options granted to our NEOs under the 2021 Plan were unvested. Had a change in control occurred on March 31, 2022, then each NEO’s time-based vesting stock options would have fully vested (subject to his or her continued employment through the date of the change in control, but regardless of whether his or her employment would have been terminated in connection with (on or after) such change in control). That is, the time-based and performance vesting options under the 2021 Plan are subject to

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

single-trigger accelerated vesting upon a change in control. Further, there is no acceleration of vesting upon a termination of employment for any reason; however, in the event of a “special termination” (as previously defined), both time-vesting and performance-vesting options remain eligible to vest solely in connection with a change in control that occurs within four months following such termination date. As of March 31, 2022, the fair market value of our Class B non-voting common stock had not appreciated above the $ per share exercise price, and, as a result, no amounts are reported in this column.
(3)

A portion of the proceeds payable to each NEO in respect of his or her stock options and restricted stock units outstanding under the Predecessor Equity Plan as of the closing date of the Acquisition was deferred, and paid on July 29, 2022, in part conditioned on the NEO’s continued performance of services through such date. However, had the employment of any of the affected NEOs been terminated by the Company without cause on March 31, 2022, the vesting of any deferred portion of such proceeds that was subject to continued service would have become vested.

(4)

If the participants in the A&R Executive Severance Plan experience a termination of employment due to death or disability, they would be entitled to severance equal to any prior year’s bonus (if not already paid) and a pro rata bonus for the year in which the termination occurs, determined based on actual performance assuming the bonus was only subject to financial or other objective criteria.

Director Compensation for the Year Ended March 31, 2022

We will include disclosure of any compensation paid to our directors in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to completion of this offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since April 1, 2019 and each currently proposed transaction in which:

•	we or any of our subsidiaries have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Transactions in Effect Prior to this Offering

Platinum Acquisition Agreement

The consummation of the Acquisition was effected through the Securities Purchase Agreement, dated as of June 14, 2021 (as amended), by and among AP Georgia Holdings, L.P., Apollo Co-Investors (MHE), L.P., the other sellers party thereto, AP Georgia Holdings, L.P., in its capacity as representative for the sellers, McGraw-Hill Education, Inc. and Mav Acquisition Corporation.

Advisory Agreement

Following the consummation of the Acquisition, McGraw Hill, Inc. and Platinum Advisors, an entity affiliated with Platinum, entered into a Corporate Advisory Services Agreement, dated as of July 30, 2021 (the “Advisory Agreement”), pursuant to which the Company engaged Platinum Advisors as a financial, transactional and management consultant. Under the Advisory Agreement, the Company has agreed to pay Platinum Advisors an annual management fee in an amount to be mutually agreed between the parties and to reimburse Platinum Advisors for its out-of-pocket costs and expenses incurred in connection with its services under the Advisory Agreement. In 2021, the aggregate management fee was $10.0 million.

The Advisory Agreement contains customary indemnification provisions in favor of Platinum Advisors. The Advisory Agreement will be terminated upon the consummation of this offering.

Loans to Officers

On December 17, 2021, McGraw Hill, Inc. issued (i) a secured promissory note to Simon Allen, our President and CEO, in the amount of approximately $4.2 million to finance the purchase of 420,167 shares of Class B non-voting common stock of the Company; (ii) a secured promissory note to Garet Guthrie, our Executive Vice President and CFO, in the amount of approximately $2.5 million to finance the purchase of 248,230 shares of Class B non-voting common stock of the Company; (iii) a secured promissory note to Angelo T. DeGenaro, our COO, in the amount of approximately $2.2 million to finance the purchase of 224,335 shares of Class B non-voting common stock of the Company; and (iv) a secured promissory note to David B. Stafford, our GC and Secretary, in the amount of $600,000 to finance the purchase of 60,000 shares of Class B non-voting common stock of the Company (collectively, the “Promissory Notes”). The interest rate of the Promissory Notes was 1.5% per annum. Each Promissory Note was secured by a pledge of the shares of Class B non-voting common stock being purchased by the applicable executive officer. The Promissory Notes were repaid prior to the filing of this registration statement with deferred proceeds from the settlement of amounts due to such executive officers in connection with the Acquisition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Agreements to Be Entered into in Connection with this Offering

Investor Rights Agreement

In connection with this offering, we intend to enter into an investor rights agreement with Platinum. Pursuant to the investor rights agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by Platinum in the slate of director nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition.” The investor rights agreement will also grant Platinum certain customary demand registration rights as well as “piggyback” registration rights, with respect to shares of our Common Stock. See “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Related Party Transactions Policy

In connection with this offering, we have adopted a written policy with respect to the review, approval and ratification of related person transactions to assist our board of directors in reviewing and taking appropriate action concerning related person transactions and assist us in preparing the disclosure that the SEC rules require to be included in our applicable filings as required by the Securities Act and the Exchange Act and their related rules. This policy is intended to supplement, and not to supersede, our other policies that may be applicable to or involve transactions with related persons, such as our policies for determining director independence and our Code of Business Ethics. The policy covers any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships (including indebtedness and guarantees of indebtedness and transactions involving employment and similar relationships) involving the Company and any director, nominee or executive officer, or any immediate family member thereof, or any 5% or greater beneficial owner of our voting securities, in each case, having a direct or indirect material interest in such transaction. Any such transaction must be approved or ratified by our board of directors or a designated committee thereof consisting solely of independent directors, which unless the board of directors designates otherwise, shall be the nominating and corporate governance committee of our board of directors or the chair of the nominating and corporate governance committee in between regular meetings of the committee. The nominating and corporate governance committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the nominating and corporate governance committee determines in good faith.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth, as of                , 2022, information regarding beneficial ownership of our capital stock, and, after giving effect to this offering, by:

•	each person, entity or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our NEOs;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholder.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

We have based our calculation of the percentage of beneficial ownership prior to the offering on                 shares of Common Stock outstanding on                 , 2022, after giving effect to the Offering Reorganization Transactions, which will occur prior to the consummation of this offering. We have based our calculation of the percentage of beneficial ownership after the offering of shares of our Common Stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our Common Stock from the selling stockholder).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o McGraw-Hill Education, Inc., 8787 Orion Place, Columbus, Ohio 43240.

	Shares before offering		Shares after offering (no option exercise)		Shares after offering (full option exercise(2))
Beneficial owner	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
Investment vehicles affiliated with Platinum Equity, LLC(1)		%		%		%

Named Executive Officers and Directors:
Simon Allen		%		%		%
Garet Guthrie		%		%		%
David B. Stafford		%		%		%
Angelo T. DeGenaro		%		%		%
Jeannine Tait		%		%		%
Mary Ann Sigler		%		%		%
Named Executive Officers and Directors as a group (individuals)		%		%		%

(1)	PE Mav Holdings, LLC (the “Platinum Stockholder” or “selling stockholder”) is the record holder of the securities reported herein. Tom Gores is the manager of Platinum Equity, LLC, which is the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings V, LLC, which is the manager of the Platinum Stockholder. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by the Platinum Stockholder. The business address of each of the entities named herein and Mr. Gores is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.
(2)	To the extent the underwriters’ option to purchase additional shares is not exercised in full, the shares sold by the selling stockholder will be decreased on a pro rata basis.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Cash Flow Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) which provides for (i) an initial $1,550.0 million term loan facility (the “Term Loan Facility”) and (ii) an initial $150.0 million revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively, the “Cash Flow Credit Facilities”). On November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575.0 million under the Term Loan Facility pursuant to an incremental amendment to the Cash Flow Credit Agreement to finance the Achieve3000 Acquisition and related transactions. The Term Loan Facility will mature on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments. The Revolving Credit Facility will mature on July 30, 2026 and is not subject to amortization.

The interest rate applicable to borrowings under the Cash Flow Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility and 3.00% for the Revolving Credit Facility) or (2) LIBOR (or for the Revolving Credit Facility borrowings in permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin (which is 4.75% for the Term Loan Facility and 4.00% for the Revolving Credit Facility). The interest rate on borrowings under the Cash Flow Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0.50% per annum.

The following fees are applicable under the Revolving Credit Facility: (a) an unused line fee of 0.50% per annum of the unused portion of Revolving Credit Facility (excluding any swingline loans), (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR Revolving Credit Facility borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

All obligations under the Cash Flow Credit Agreement are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the Cash Flow Credit Agreement is a second-priority lien with respect to accounts receivable, inventory, and certain other current assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The Cash Flow Credit Facilities are secured pari passu with the 2022 Secured Notes.

Subject to certain conditions, the Cash Flow Credit Facilities, without the consent of the then-existing lenders (but subject to the receipt of commitments), may be increased (or new incremental term loan and revolving credit facilities added) in an aggregate principal amount for all such increases and incremental facilities of no greater than (a) the greater of $425.0 million and 66.0% of Consolidated EBITDA (as such term is defined in the Cash Flow Credit Agreement), plus (b) an amount equal to voluntary prepayments, repurchases and redemptions of pari passu term loans borrowed under the Cash Flow Credit Agreement and certain other indebtedness, plus (c) an unlimited amount, so long as on a pro forma basis (i) with respect to indebtedness secured on a pari passu basis with the Cash Flow Credit Facilities, the Consolidated First Lien Net Leverage Ratio (as such term is defined in the Cash Flow Credit Agreement) would not exceed 4.05 to 1.00, (ii) with respect to indebtedness secured on a junior lien basis to the Cash Flow Credit Facilities, the Consolidated Secured Net Leverage Ratio (as such term is defined in the Cash Flow Credit Agreement) would not exceed 4.05 to 1.00 or (iii) with

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

respect to indebtedness that is unsecured, the Consolidated Fixed Charge Coverage Ratio (as such term is defined in the Cash Flow Credit Agreement), either (1) would not be less than 2.00 to 1.00 or (2) at the election of McGraw-Hill Education, Inc. if incurred in connection with a permitted acquisition or other permitted investment, would not decrease.

McGraw-Hill Education, Inc. may voluntarily prepay loans or reduce commitments under the Cash Flow Credit Facilities, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty.

McGraw Hill will be required to prepay the Term Loan Facility with 100% of the net cash proceeds of certain asset sales and casualty events relating to certain assets (or 25% or 0%, upon achieving certain Consolidated First Lien Net Leverage Ratio levels), and 50% of excess cash flow (or 25% or 0%, upon achieving certain Consolidated First Lien Net Leverage Ratio levels), in each case, subject to certain reinvestment rights, thresholds, step-downs and other exceptions.

The Revolving Credit Facility requires the maintenance of a maximum Consolidated First Lien Net Leverage Ratio, on the last day of any fiscal quarter when aggregate exposures exceed 40% of total revolving commitments (subject to certain exclusions, including issued or undrawn letters of credit), of no greater than 6.95 to 1.00, tested for the four fiscal quarter period ending on such date.

The Cash Flow Credit Agreement also includes customary mandatory prepayment requirements under the term loans under the Term Loan Facility based on certain events such as material asset sales, debt issuances and defined levels of excess cash flow. As of June 30, 2022, the Company determined that no mandatory prepayment of the term loans under the Term Loan Facility was required.

The Cash Flow Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, make investments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.

The Cash Flow Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control and other customary events of default subject to certain materiality levels, default triggers and cure and grace periods.

As of June 30, 2022, no amount was outstanding under the Revolving Credit Facility.

ABL Revolving Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) which provides for (i) a $165.0 million U.S. revolving credit facility, subject to U.S. borrowing base capacity (the “U.S. ABL Revolving Credit Facility”) and (ii) a $35.0 million non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”). The ABL Revolving Credit Facilities will mature on July 30, 2026 and are not subject to amortization.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Borrowings under the ABL Revolving Credit Facilities are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable, eligible inventory and unrestricted cash (to the extent included for such sub-facility), minus the amount of any applicable reserves. Subject to certain conditions, the ABL Revolving Credit Facilities may be increased by up to the greater of (a) the greater of (i) $75.0 million and (ii) 14% of Consolidated EBITDA (as such term is defined in the ABL Revolving Credit Agreement) and (b) the excess of the borrowing base at such time over the aggregate commitments under the ABL Revolving Credit Facilities at such time. McGraw-Hill Education, Inc.’s ability to draw under the ABL Revolving Credit Facilities or issue letters of credit thereunder will be conditioned upon, among other things, the delivery of prior written notice of a borrowing or letter of credit request, as applicable, the ability to reaffirm the representations and warranties contained in the ABL Revolving Credit Agreement in all material respects, the absence of any default or event of default thereunder and the exposure of each lender under the applicable ABL Revolving Credit Facility not exceeding such lender’s commitment under such ABL Revolving Credit Facility.

The interest rate applicable to borrowings under the ABL Revolving Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin or (2) LIBOR (or for permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin. The applicable margin is based on average availability under the ABL Revolving Credit Agreement at such time, and ranges from 1.25% to 1.75% for non-base rate loans and 0.25% to 0.75% for base rate loans. The interest rate on borrowings under the ABL Revolving Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0% per annum.

The following fees are applicable under the ABL Revolving Credit Facilities: (a) an unused line fee of (i) 0.250% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is less than or equal to 50% of the aggregate commitments under such ABL Revolving Credit Facility or (ii) 0.375% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is greater than 50% of the aggregate commitments under such ABL Revolving Credit Facility, (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

All obligations under the U.S. ABL Revolving Credit Facility are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the ABL Revolving Credit Facilities is a first-priority lien with respect to cash and cash equivalents, accounts receivable, inventory and certain other current and foreign assets and a second-priority lien with respect to other assets (second in priority to the liens securing the Cash Flow Credit Facilities and the 2022 Secured Notes). In addition to the U.S. obligors, the obligations under the RoW ABL Revolving Credit Facility are additionally guaranteed by, and secured by a lien on, the assets of certain foreign subsidiaries.

The ABL Revolving Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The ABL Revolving Credit Facilities require the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as set forth in the ABL Revolving Credit Agreement), on any date when Adjusted Availability (as such term is defined in the ABL Revolving Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Revolving Credit Agreement) and (b) $12.5 million, of at least 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (a) 10% of the Line Cap and (b) $12.5 million for 30 consecutive calendar days.

The ABL Revolving Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default, subject to certain materiality levels, default triggers and cure and grace periods.

2022 Secured Notes and 2022 Unsecured Notes

On July 30, 2021, McGraw-Hill Education, Inc. assumed the obligations of (i) the $900.0 million aggregate principal amount of 5.750% Secured Notes due 2028 (the “2022 Secured Notes”) and (ii) the $725.0 million aggregate principal amount of 8.000% Senior Notes due 2029 (the “2022 Unsecured Notes” and, together with the 2022 Secured Notes, the “2022 Notes”), each initially issued by Mav Acquisition Corporation to finance a portion of the Acquisition (and the related transactions). The 2022 Secured Notes will mature on August 1, 2028 and the 2022 Unsecured Notes will mature on August 1, 2029. Interest on each series of the 2022 Notes is payable semiannually in arrears on February 1 and August 1 of each year, each commencing on February 1, 2022. Each series of 2022 Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. In March 2022, McGraw Hill repurchased $7.5 million of the 2022 Unsecured Notes.

All obligations under the 2022 Secured Notes are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries). The lien securing the obligations under the 2022 Secured Notes is a second-priority lien with respect to accounts receivable, inventory and certain other current and foreign assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The 2022 Secured Notes are secured pari passu with the Cash Flow Credit Facilities.

All obligations under the 2022 Unsecured Notes are guaranteed by all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries).

McGraw-Hill Education, Inc. may redeem each series of the 2022 Notes, in whole or in part, at its option on or after August 1, 2024 at certain redemption prices. At any time prior to August 1, 2024, McGraw-Hill Education, Inc. may on any one or more occasions redeem all or a portion of each series of the 2022 Notes as set forth below:

•	At any time prior to August 1, 2024, McGraw-Hill Education, Inc. may redeem some or all of each series of the 2022 Notes at a price equal to 100% of the principal amount of the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

applicable series of Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, plus the “make-whole premium” applicable to the applicable series of Notes.

•

At any time prior to August 1, 2024, McGraw-Hill Education, Inc. may redeem up to 40% of the principal amount of each series of the 2022 Notes with the proceeds of certain equity offerings at a redemption price of 105.750% of the principal amount of the 2022 Secured Notes or 108.000% of the principal amount of the 2022 Unsecured Notes, as applicable, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

•

At any time prior to August 1, 2024, McGraw-Hill Education, Inc. may redeem up to 10% of the 2022 Secured Notes during each calendar year at a purchase price equal to 103% of the principal amount of the 2022 Secured Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

•

In connection with any offer to purchase either series of Notes (including a change of control offer and any tender offer), if holders of no less than 90% of the aggregate principal amount of such series of Notes validly tender their Notes, McGraw-Hill Education, Inc. is entitled to redeem any remaining 2022 Secured Notes or 2022 Unsecured Notes, as applicable, at the price offered to each holder.

Upon the occurrence of certain events constituting a change of control, McGraw-Hill Education, Inc. must offer to repurchase all of each series of Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

The Indentures governing each series of the 2022 Notes contain certain negative covenants and events of default, including, among other things and subject to certain significant exceptions and qualifications, limitations on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into agreements containing prohibitions affecting its subsidiaries’ ability to pay dividends; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of its assets.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and our amended and restated certificate of incorporation, amended and restated bylaws and investor rights agreement to which we and Platinum will be party, each of which will be in effect immediately prior to the consummation of this offering and of certain relevant provisions of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the investor rights agreement, each of which will be in effect immediately prior to the consummation of this offering and copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and to the applicable provisions of the DGCL.

Authorized Capital Stock

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. After the Offering Reorganization Transactions and consummation of this offering, our authorized capital stock will consist of                shares of Common Stock, par value $        per share, and                shares of undesignated Preferred Stock, par value $        per share. After the Offering Reorganization Transactions and consummation of this offering, we expect to have                 shares of our Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividend Rights

Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of Preferred Stock that we may designate and issue in the future.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of Common Stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.

Rights and Preferences

Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking funds provisions applicable to our Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of Common Stock are, and the shares of Common Stock to be issued in this offering will be, fully paid and nonassessable.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Preferred Stock

We do not currently have any Preferred Stock outstanding. However, our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of Preferred Stock (including convertible Preferred Stock). Unless required by law or by the NYSE, the authorized shares of Preferred Stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of Preferred Stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the Preferred Stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of Preferred Stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Common Stock might believe to be in their best interests or in which the holders of our Common Stock might receive a premium for their Common Stock over the market price of the Common Stock. In addition, the issuance of Preferred Stock may adversely affect the holders of our Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock may have an adverse impact on the market price of our Common Stock.

Registration Rights

The following description of the terms of the investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the investor rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Demand and Short-Form Registration Rights

At any time following the consummation of this offering, Platinum may request that we register its registrable securities on one or more occasions in the future, which registrations may be “shelf registrations.”

Piggyback Registration Rights

At any time that we propose to register any of our securities under the Securities Act (other than a registration relating to employee benefit plans, or solely relating to shares to be sold under Rule 145 or a similar provision under the Securities Act), Platinum will be entitled to certain “piggyback” registration rights allowing it to include its registrable securities in such registration.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of counsel selected by Platinum, under the investor rights agreement. The demand and piggyback registration rights are subject to customary restrictions such as limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The investor rights agreement also contains customary indemnification and contribution provisions.

Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws and Provisions of Delaware Law

General

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain or will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that, in addition to the rights of Platinum under the investor rights agreement, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that from and after the time Platinum and its affiliates cease to beneficially own, in the aggregate, at least a majority of the voting power of our outstanding Common Stock, in addition to the rights of Platinum under the investor rights agreement, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. Except as otherwise provided in the investor rights agreement, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Advance Notice for Raising Business or Making Nominations at Meetings

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not limit Platinum or its affiliates’ rights under the investor rights agreement. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Actions by Written Consent; Special Meetings of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once Platinum and its affiliates beneficially own, in the aggregate, less than a majority of the voting power of all outstanding shares of our Common Stock.

Our amended and restated certificate of incorporation will also provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

chairman of the board of directors; provided, however, that Platinum and its affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least a majority of the voting power of all outstanding shares of our Common Stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.

Amendments to the Company’s Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once Platinum and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions may be amended only with a 66 2/3% supermajority vote.

Our amended and restated certificate of incorporation will provide that the provision in our amended and restated certificate of incorporation regarding competition and corporate opportunities may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought by or on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or after the time that the stockholder became an interested stockholder, the business combination was approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that was not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination was approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that was not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that Platinum and its affiliates, any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Limitations on Liability of Directors and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or certain officers to the corporation and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and certain officers

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate (1) our rights, and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director and (2) our rights to recover monetary damages from certain officers for breach of fiduciary duty as an officer. However, exculpation does not apply to (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director or officer for any transaction from which the director or officer derived an improper personal benefit, (4) a director under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions) or (5) an officer in any action by or in the right of the corporation.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain associates for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or associates for which indemnification is sought.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any expectancy in or right to be offered an opportunity to participate in certain transactions or matters that may be investment, corporate or business opportunities and that are presented to a corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ associates. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Platinum or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Platinum or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates, and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is                . The transfer agent and registrar’s address is                .

Listing

We have applied to have our Common Stock approved for quotation on the New York Stock Exchange (the “NYSE”) under the symbol “MH.”

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for the shares of our Common Stock. We cannot predict the effect, if any, future sales of shares of Common Stock, or the availability for future sale of shares of Common Stock, will have on the market price of shares of our Common Stock prevailing from time to time. Future sales of substantial amounts of our Common Stock in the public market or the perception that such sales might occur may adversely affect market prices of our Common Stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our Common Stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Upon completion of this offering, we will have a total of                shares of our Common Stock outstanding. Of the outstanding shares, the                shares sold in this offering, including the shares offered by the selling stockholder if the underwriters exercise in full their option to purchase additional shares, will be freely tradeable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing owners), may be sold only in compliance with the limitations described below.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares of our Common Stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted securities” of our Common Stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Common Stock then outstanding, which will equal approximately million shares immediately after this offering; or

•

1% of the average reported weekly trading volume of our Common Stock on the applicable stock exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Common Stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Common Stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares of our Common Stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statement on Form S-8

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of Common Stock that are subject to outstanding options and other awards issuable pursuant to the 2021 Plan and/or the 2022 Plan that we intend to adopt in connection with this offering. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Lock-up Agreements

In connection with this offering, we, the selling stockholder, our executive officers and our directors will agree with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock, without, in each case, the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Registration Rights

Pursuant to the investor rights agreement, we will grant Platinum the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our Common Stock held by Platinum and to provide piggyback registration rights to Platinum, subject to certain limitations and priorities on registration detailed therein, on registered offerings. See “Description of Capital Stock—Registration Rights.” These shares will represent     % of our outstanding Common Stock after this offering, or     % if the underwriters exercise their option to purchase additional shares.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Stock issued or sold pursuant to this offering, but does not purport to be a complete analysis of all potential U.S. federal income tax effects.

The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. There may be adverse U.S. federal estate tax consequences to a Non-U.S. Holder of our Common Stock, and Non-U.S. Holders should consult their tax advisors regarding the application of U.S. federal estate tax laws to their particular situation.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Common Stock.

This discussion is limited to our Common Stock that is held by a Non-U.S. Holder as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Common Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities or governmental entities;

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock being taken into account in an applicable financial statement.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships considering an investment in our Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE OR GIFT TAX LAWS) OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Common Stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. For purposes of this discussion, a U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions on Common Stock

We have no current plans to pay cash dividends on our Common Stock. See “Dividend Policy.” If we make distributions of cash or property on our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributed amounts not treated as dividends for U.S. federal income tax purposes because such amounts exceed our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Common Stock (determined separately for each share), but not below zero. Any remaining excess (determined separately for each share) will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding backup withholding and FATCA (as defined below), dividends paid to a Non-U.S. Holder that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Unless an applicable income tax treaty provides otherwise, if dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder generally must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Unless an applicable income tax treaty provides otherwise, any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of a share of our Common Stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Common Stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period preceding the date of the disposition and (ii) the Non-U.S. Holder’s holding period with respect to the share of our Common Stock that is disposed (the “Applicable USRPHC Period”).

Unless an applicable income tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain recognized upon the sale or other taxable disposition of our Common Stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, if any (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, any gain recognized from the sale or other taxable disposition of our Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, no more than 5% of our Common Stock throughout the Applicable USRPHC Period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Common Stock to a Non-U.S. Holder will not be subject to backup withholding (currently at 24%) if either the holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or such holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Common Stock within the United States. or conducted through certain brokers that are U.S. persons or have a specified relationship with the United States generally will be subject to backup withholding or information reporting unless the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a non-U.S. broker that does not have a specified relationship with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities (whether such institutions or entities are beneficial owners or intermediaries). Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Common Stock. While withholding under FATCA also would have applied to payments of gross proceeds from the sale or other disposition of our Common Stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Common Stock.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, among us, the selling stockholder and the underwriters, each underwriter, for whom Goldman Sachs & Co. LLC is acting as representative, named below has severally and not jointly agreed to purchase at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table, and we and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Name	Number of Shares
Goldman Sachs & Co. LLC
BMO Capital Markets Corp.
Macquarie Capital (USA) Inc.
Morgan Stanley & Co. LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at approximately $        million and are payable by us. We have agreed to reimburse the underwriters for certain expenses. The underwriters may offer and sell shares through certain of their affiliates or other registered broker-dealers or selling agents.

The Company and the selling stockholder have agreed to indemnify the several underwriters against certain utilities, including liabilities under the Securities Act.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s Common Stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the Common Stock on the NYSE under the symbol “MH.”

In connection with the offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, NYSE, in the over-the-counter market or otherwise.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and associates may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Furthermore, Bank of Montreal, an affiliate of BMO Capital Markets Corp. and Macquarie Capital Funding LLC, an affiliate of Macquarie Capital (USA) Inc., each an underwriter in this offering, are lenders, issuing banks and joint lead arrangers and bookrunners under the ABL Revolving Credit Agreement and the Cash Flow Credit Agreement, and, accordingly, have received and are entitled to receive customary fees and expenses in connection therewith.

Selling Restrictions

European Economic Area (“EEA”)

This prospectus is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish or

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

supplement a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

No shares have been offered or will be offered pursuant to the offering to the public in any Member State of the EEA prior to the publication of a prospectus in relation to the shares other than:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.

Prohibition of Sales to United Kingdom Investors

In the United Kingdom, this prospectus is not a prospectus for the purposes of the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”). This prospectus has been prepared on the basis that any offer of shares in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in the United Kingdom of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our Common Stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, shares of our Common Stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Common Stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Common Stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our Common Stock pursuant to an offer made under Section 275 of the SFA, except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our Common Stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our Common Stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our Common Stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Common Stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Common Stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Common Stock offered should conduct their own due diligence on the Common Stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

The shares of Common Stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance of prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Common Stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares of Common Stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of Common Stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the shares of Common Stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). Accordingly, no public distribution, offering or advertising, as defined in the CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in the CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of our Common Stock.

Hong Kong

The Common Stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the Common Stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The Common Stock has not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Common Stock nor any interest therein

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered by us by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The underwriters are being represented by Cahill Gordon & Reindel LLP, in connection with the offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at March 31, 2022 (Successor) and March 31, 2021 (Predecessor), and the period from August 1, 2021 to March 31, 2022 (Successor), April 1, 2021 to July 31, 2021 (Predecessor), and the years ended March 31, 2021 (Predecessor) and 2020 (Predecessor), as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of AC Holdco, Inc. as of December 31, 2020 and 2019, and for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of upon said firm as experts in accounting and auditing.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Following the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.mheducation.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Page
McGraw Hill, Inc. Unaudited Consolidated Financial Statements
Consolidated Statements of Operations for the three months ended June 30, 2022 (Successor) and June 30, 2021 (Predecessor)	F-2
Consolidated Statements of Comprehensive Income (Loss) for the three months ended June 30, 2022 (Successor) and June 30, 2021 (Predecessor)	F-3
Consolidated Balance Sheets as of June 30, 2022 and March 31, 2022	F-4
Consolidated Statements of Cash Flows for the three months ended June 30, 2022 (Successor) and June 30, 2021 (Predecessor)	F-5
Consolidated Statement of Changes in Equity (Deficit) for the three months ended June 30, 2022 (Successor) and June 30, 2021 (Predecessor)	F-6
Notes to Unaudited Consolidated Financial Statements	F-7
McGraw Hill, Inc. Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-37

Consolidated Statements of Operations for the period from August  1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) and for the years ended March 31, 2021 and March 31, 2020 (Predecessor)

F-41

Consolidated Statements of Comprehensive Income (Loss) for the period from August  1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) and for the years ended March 31, 2021 and March 31, 2020 (Predecessor)

F-42
Consolidated Balance Sheets as of March 31, 2022 (Successor) and March 31, 2021 (Predecessor)	F-43

Consolidated Statements of Cash Flows for the period from August  1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) and for the fiscal years ended March 31, 2021 and March 31, 2020 (Predecessor)

F-44

Consolidated Statement of Changes in Equity (Deficit) for the period from August  1, 2021 to March 31, 2022 (Successor) and the period from April 1, 2021 to July 31, 2021 (Predecessor) and for the years ended March 31, 2021 and March 31, 2020 (Predecessor)

F-46
Notes to Consolidated Financial Statements	F-48
Schedules to the McGraw Hill, Inc. Audited Consolidated Financial Statements
Schedule I – Consolidated Financial Information of Registrant Parent Company Information	F-110
Schedule II – Valuation of Qualifying Accountants	F-114
AC Holdco, Inc. Unaudited Consolidated Financial Statements
Consolidated Balance Sheet as of September 30, 2021 (Unaudited)	F-115
Consolidated Statement of Operations and Comprehensive Income for the nine months ended September 30, 2021 (Unaudited)	F-116
Consolidated Statement of Stockholders’ Equity for the nine months ended September 30, 2021 (Unaudited)	F-117
Consolidated Statement of Cash Flows for the nine months ended September 30, 2021 (Unaudited)	F-118
Notes to the Unaudited Consolidated Financial Statements	F-119
AC Holdco, Inc. Audited Consolidated Financial Statements
Report of Independent Auditors	F-131
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-132
Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2020 and 2019	F-133
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2020 and 2019	F-134
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-135
Notes to the Consolidated Financial Statements	F-136

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; dollars in thousands, except for share and per share data)

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Revenue	$511,092	$437,629
Cost of sales (excluding depreciation and amortization)	135,179	94,204

Gross profit	375,913	343,425
Operating expenses
Operating and administrative expenses	243,254	188,648
Depreciation	10,013	16,801
Amortization of intangibles	68,551	12,428

Total operating expenses	321,818	217,877

Operating income (loss)	54,095	125,548
Interest expense (income), net	63,753	41,760
Other (income) expense	—	(3,500)

Income (loss) from operations before taxes on income	(9,658)	87,288
Income tax provision (benefit)	(397)	3,196

Net income (loss)	$(9,261)	$84,092

Earnings (loss) per share:
Basic	$(0.06)	$7.73
Diluted	(0.06)	7.68
Weighted average shares outstanding:
Basic	156,312,026	10,881,563
Diluted	156,312,026	10,952,895

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited; dollars in thousands)

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Net income (loss)	$(9,261)	$84,092
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	(697)	979
Unrealized gain (loss) on interest rate swap agreements, net of tax	—	691

Total other comprehensive income (loss)	(697)	1,670

Comprehensive income (loss)	$(9,958)	$85,762

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited; dollars in thousands, except share data)

	Successor
	June 30, 2022	March 31, 2022
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$166,113	$296,373
Accounts receivable, net of credit losses of $773 and $2,229 as of June 30, 2022 and March 31, 2022, respectively	472,389	252,248
Inventories, net	206,122	226,198
Prepaid and other current assets	126,903	135,749

Total current assets	971,527	910,568
Pre-publication costs, net	168,378	164,974
Property, plant and equipment, net	132,632	138,777
Goodwill	2,852,673	2,852,673
Other intangible assets, net	2,183,180	2,250,957
Deferred income taxes	6,340	6,111
Operating lease right-of-use assets	68,336	71,174
Other non-current assets	216,382	196,590

Total assets	$6,599,448	$6,591,824

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$113,873	$156,249
Accrued royalties	98,230	59,134
Accrued compensation	78,057	116,892
Deferred revenue	585,264	616,571
Current portion of long-term debt	21,250	21,250
Operating lease liabilities	9,801	9,813
Other current liabilities	270,290	234,215

Total current liabilities	1,176,765	1,214,124
Long-term debt	3,561,242	3,561,901
Deferred income taxes	101,344	104,700
Long-term deferred revenue	717,391	653,852
Operating lease liabilities	90,183	92,949
Other non-current liabilities	13,530	15,347

Total liabilities	5,660,455	5,642,873
Commitments and contingencies (Note 14)
Stockholders’ equity (deficit)
Successor: Class A voting common stock, par value $0.01 per share; 175,000,000 shares authorized, 155,000,000 shares issued and outstanding at June 30, 2022 and March 31, 2022	1,550	1,550
Successor: Class B non-voting common stock, par value $0.01 per share; 13,500,000 shares authorized, 1,312,026 shares issued and outstanding at June 30, 2022 and March 31, 2022	13	13
Additional paid in capital	1,549,046	1,549,046
Accumulated deficit	(607,499)	(598,238)
Accumulated other comprehensive income (loss)	(4,117)	(3,420)

Total stockholders’ equity (deficit)	938,993	948,951

Total liabilities and stockholders’ equity (deficit)	$6,599,448	$6,591,824

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; dollars in thousands)

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Operating activities
Net income (loss)	$(9,261)	$84,092
Adjustments to reconcile net loss to net cash provided by operating activities
Amortization of inventory purchase accounting adjustments	13,163	—
Depreciation (including amortization of deferred technology costs)	10,013	16,801
Amortization of intangibles	68,551	12,428
Amortization of pre-publication costs	10,061	11,356
Gain on disposition	—	(3,236)
Provision for losses on accounts receivable	(132)	(46)
Inventory obsolescence	3,910	3,032
Deferred income taxes	(3,845)	553
Stock-based compensation	—	1,601
Amortization of debt discount	3,710	2,530
Amortization of deferred financing costs	1,274	1,588
Amortization of deferred royalties	9,563	8,167
Amortization of deferred commission costs	6,306	5,198
Other	—	(41)
Changes in operating assets and liabilities:
Accounts receivable	(221,630)	(95,142)
Inventories	2,263	(5,247)
Prepaid and other current assets	(6,995)	(3,491)
Accounts payable and accrued expenses	(39,961)	(19,458)
Deferred revenue	33,346	(53,939)
Other current liabilities	39,935	24,064
Net change in operating assets and liabilities	(11,480)	(6,051)

Cash provided by (used for) operating activities	(91,209)	(15,241)

Investing activities
Pre-publication costs	(13,879)	(14,864)
Capital expenditures	(13,596)	(8,934)
Acquisition of Triad	—	(7,800)
Proceeds from dispositions	—	3,500

Cash provided by (used for) investing activities	(27,475)	(28,098)

Financing activities
Borrowings on Receivables Facility	—	50,000
Payments on 2022 Term Loan Facility	(5,312)	—
Payments on 2016 Term Loan Facility	—	(26,881)
Payments of 2021 Term Loan	—	(3,417)
Payment of finance lease obligations	(3,250)	(2,899)

Cash provided by (used for) financing activities	(8,562)	16,803

Effect of exchange rate changes on cash	(3,014)	(855)
Net change in cash, cash equivalents and restricted cash	(130,260)	(27,391)
Cash, cash equivalents at the beginning of the period	296,373	354,323

Cash, cash equivalents, ending balance	$166,113	$326,932

Supplemental disclosures
Cash paid for interest expense	$30,490	$24,929
Cash paid for income taxes	9,295	2,018

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)

(Unaudited; Dollars in thousands, except share data)

	Voting Common Stock		Non-Voting Common Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
Predecessor
Balance at March 31, 2021	10,881,563	$106	—	$—	$56,705	$(24,509)	$(1,489,310)	$(48,468)	$(1,505,476)
Net income (loss)	—	—	—	—	—	—	84,092	—	84,092
Other comprehensive income (loss)	—	—	—	—	—	—	—	1,670	1,670
Stock Based Compensation	—	—	—	—	1,601	—	—	—	1,601

Balance at June 30, 2021	10,881,563	$106	—	$—	$58,306	$(24,509)	$(1,405,218)	$(46,798)	$(1,418,113)

	Class A Voting Common Stock		Class B Non-Voting Common Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
Successor
Balance at March 31, 2022	155,000,000	$1,550	1,312,026	$13	$1,549,046	$—	$(598,238)	$(3,420)	$948,951
Net income (loss)	—	—	—	—	—	—	(9,261)	—	(9,261)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(697)	(697)

Balance at June 30, 2022	155,000,000	$1,550	1,312	$13	$1,549,046	$—	$(607,499)	$(4,117)	$938,993

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

1. Basis of Presentation and Accounting Policies

Platinum (as defined below) formed McGraw Hill, Inc. (formerly known as Mav Holding Corporation) on June 8, 2021, and on July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum Equity, LLC (together with its affiliated investment vehicles, “Platinum”), acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4,713,038 (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.

McGraw Hill, Inc. conducts its operations through its subsidiaries, including its indirect subsidiary McGraw-Hill Education, Inc., a Delaware corporation and operating company that is doing business as and that we refer to as “McGraw Hill.” As used in accompanying consolidated financial statements, unless the context otherwise indicates, any reference to “our Company,” “the Company,” “us,” “we” and “our” refers, prior to giving effect to the consummation of the Acquisition (as defined herein), to our predecessor, McGraw Hill, together with its consolidated subsidiaries, and after giving effect to the consummation of the Acquisition, to our successor, McGraw Hill, Inc., together with its consolidated subsidiaries.

Successor and Predecessor Basis of Presentation

The Acquisition was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, and the resulting new basis of accounting is reflected in the Company’s consolidated financial statements for all periods beginning after July 31, 2021.

The accompanying consolidated financial statements of the Company include all the accounts of McGraw Hill, and its subsidiaries for periods designated as “Successor” and relate to periods after the Acquisition. Periods designated as “Predecessor” relate to periods prior to the Acquisition and include all the accounts of McGraw-Hill Education, Inc. and its subsidiaries. The period prior to July 31, 2021 is referred to herein as the “Predecessor.” The periods after August 1, 2021 is referred to herein as the “Successor.” The Successor includes certain acquisition-related expenses of the Transaction. For the period from June 8, 2021 through July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the McGraw-Hill Education, Inc. acquisition, which were not significant.

The accompanying consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are therefore, not comparable.

McGraw Hill Inc., is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning.

Our business is comprised of the following four operating segments:

•

K-12:     In the K-12 market in the United States, we sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions.

•

Higher Education:     In the higher education market in the United States, we provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. The primary users of our solutions are students enrolled in two-and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. We also increasingly sell via our proprietary e-commerce platform, primarily directly to students and through our formal rental program with rental agreements with all major distribution partners.

•

Global Professional:     We are a leading global provider of medical, technical, engineering and business content for the global professional, education and test preparation communities serving more than 2,600 customers, including corporations, academic institutions, libraries and hospitals.

•

International:     We leverage our global scale, brand recognition and extensive product portfolio to serve students in the higher education and K-12 markets in more than 100 countries outside of the United States. Our products and solutions for the International segment are produced in more than 80 languages and primarily originate from our offerings produced for the United States market which are later adapted to meet the needs of individual geographies, as needed.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and all intercompany transactions and balances have been eliminated. In the opinion of management, the accompanying consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. Changes in our customers’ ordering patterns may affect the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for credit losses and sales return reserves, valuation of inventories,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

pre-publication costs, accounting for the impairment of long-lived assets (including other intangible assets), valuation of right of use assets, goodwill and indefinite-lived intangible assets, purchase price allocation of acquired businesses, restructuring, stock-based compensation, income taxes and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of interest bearing demand deposits with daily liquidity, money market and time deposits. The balance also includes cash that is held by the Company outside the United States to fund international operations or to be reinvested outside of the United States. The investments and bank deposits are stated at cost, which approximates market value. These investments are not subject to significant market risk.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recognized net of an allowance for credit losses.

Allowance for Estimated Credit Losses

The allowance for credit losses on accounts receivable is based on historical analysis, a review of outstanding balances and current conditions. In determining credit losses, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. Credit losses are charged against the allowance for credit losses when the receivable is determined to be uncollectible. The change in the allowance for credit losses is reflected as part of Operating and administrative expenses in our consolidated statement of operations.

Our historical loss rates have not shown any significant differences between customer profiles or geographies, and, upon adoption of ASU 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”).

Sales Returns

The allowance for sales return reserves is a significant estimate, which is based on historical rates of return, timing of returns and market conditions. The provision for sales returns is reflected as a reduction to Revenues in our consolidated statements of operations for sales recognized as revenue and as a reduction to Deferred revenue in our consolidated balance sheet for sales which have not been recognized yet. Sales returns are charged against the reserve as products are returned to inventory.

Concentration of Credit Risk

As of June 30, 2022 and March 31, 2022, two customers comprised 4% and 24%, respectively of the gross accounts receivable balance which is reflective of concentration and seasonality in our industry. In addition, the Company mitigates concentration of credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers and by periodically entering into

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

arrangements with third parties who have agreed to provide credit insurance or purchase our accounts receivables of certain customers in the event of the customer’s financial inability to pay, subject to certain limitations.

For the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), the Company had no single customer that accounted for 10% of our gross revenue. The loss of, or any reduction in sales from, a significant customer or deterioration in their ability to pay could harm our business and financial results.

Inventories, net

Inventories, consisting principally of books, are stated at the lower of cost or net realizable value and are valued using the first in first out (“FIFO”) method. The majority of our inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in inventories, net within the accompanying consolidated balance sheets. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.

Pre-publication Costs, net

Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for prepublication costs are charged as a component of operating and administrative expenses. In evaluating recoverability, we consider management’s current assessment of the marketplace, industry trends and the projected success of programs.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are recorded on a straight-line basis, over the assets’ estimated useful lives. Buildings have an estimated useful life, for purposes of depreciation, from ten to forty years. Furniture, fixtures and equipment are depreciated over periods not exceeding twelve years. Leasehold improvements are amortized over the life of the lease or the life of the assets, whichever is shorter. The Company evaluates the depreciation periods of property, plant and equipment to determine whether events or circumstances warrant revised estimates of useful lives.

Royalty Advances

Royalty advances are initially capitalized and subsequently expensed, within cost of sales, as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff reviews its portfolio of royalty advances at a minimum quarterly to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that we believe is not recoverable is expensed. The net amount of royalty advances were $4,450 and $4,859 as of June 30, 2022 and March 31, 2022, respectively, and is included within other non-current assets in the consolidated balance sheets.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, generally three years, using the straight-line method and are included within depreciation in the consolidated statements of operations. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization. Gross deferred technology costs were $58,437 and $50,513 as of June 30, 2022 and March 31, 2022, respectively. Accumulated amortization of deferred technology costs were $7,922 and $4,451 as of June 30, 2022 and March 31, 2022, respectively. Amortization of deferred technology costs was $3,767 and $10,642 as of June 30, 2022 (Successor) and June 30, 2021 (Predecessor), respectively.

Cloud Computing Arrangements

We capitalize certain implementation costs for cloud computing arrangements that meet the definition of a service contract in accordance with ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software. Capitalized costs include external direct costs for materials and services. Software maintenance and training costs are expensed in the period in which they are incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years and are included within depreciation in the consolidated statements of operations, beginning when the module or component of the hosting arrangement is ready for its intended use. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized costs for internal use software are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization. Capitalized implementation costs for cloud computing arrangements accounted for as service contracts were $3,926 and $2,452 as of as of June 30, 2022 and March 31, 2022, respectively. Accumulated amortization of cloud computing costs were $0 as of June 30, 2022 and March 31, 2022.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. When an impairment exists, long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market observable inputs, discounted cash flows or appraised values, depending upon the nature of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company’s acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company has historically performed its annual testing for goodwill and indefinite-lived intangible asset impairment as of March 31. We have four reporting units, K-12, Higher Education, Global Professional and International with goodwill and indefinite-lived intangible assets that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts we perform a quantitative impairment test. If the results of our quantitative assessment determine that the carrying value exceeds the fair value of the reporting unit or indefinite-live intangible assets, then the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit or indefinite-lived assets fair value.

To perform the quantitative impairment test, the Company uses the discounted cash flow method and a market-based valuation model to estimate the fair value of the reporting units. The discounted cash flow method incorporates various assumptions, the most significant being projected revenue growth rates, operating profit margins and cash flows, the terminal growth rate, and the discount rate. The Company projects revenue growth rates, operating margins and cash flows based on each reporting unit’s current business, expected developments, and operational strategies over a five-year period. In estimating the terminal growth rates, the Company considers its historical and projected results, as well as the economic environment in which its reporting units operate. The discount rates utilized for each reporting unit reflect the Company’s assumptions of marketplace participants’ cost of capital and risk assumptions, both specific to the reporting unit and overall in the economy. The market-based approach incorporates the use of revenue and earning multiples based on market data as well as the consideration of transactions involving acquisitions of control in similar entities to

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

determine a value for a particular business. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

Fair Value Measurements

In accordance with authoritative guidance for fair value measurements, certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is defined as the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company’s financial assets and liabilities, such as cash and cash equivalents, prepaid and other current assets, accounts payable and accrued expenses approximate their fair value because of the short maturity of those instruments.

Financial Assets and Liabilities

On a recurring basis, we measure certain financial assets and liabilities at fair value. The accounting standard for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty and its credit risk in its assessment of fair value.

Non-Financial Assets and Liabilities

Non-financial assets and liabilities for which the Company employs fair value measures on a non-recurring basis include goodwill, other intangible assets, property, plant, and equipment and operating lease assets. However, if certain trigger events occur, or if an annual quantitative impairment test is required, we evaluate the non-financial assets for impairment. If an impairment did occur, the asset is required to be recorded at the estimated fair value.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Fair Value of Debt

The following table presents the carrying amounts and estimated fair market values of our Successor debt at June 30, 2022 and March 31, 2022. The fair value of debt is deemed to be the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date.

	Successor		Predecessor
	June 30, 2022		March 31, 2022
	Carrying Amount	Estimated Fair Value (Level 2)	Carrying Amount	Estimated Fair Value
Term Loan Facility	$2,109,063	$1,913,974	$2,114,375	$2,088,000
2022 Secured Notes	900,000	767,250	900,000	852,750
2022 Unsecured Notes	717,500	579,381	717,500	676,244

	$3,726,563	$3,260,605	$3,731,875	$3,616,994

The fair market values of our debt were estimated based on quoted market prices on a private exchange for those instruments that are traded and are classified as Level 2 within the fair value hierarchy at June 30, 2022 and March 31, 2022. The fair market values require varying degrees of management judgment. The factors used to estimate these values may not be valid on any subsequent date. Accordingly, the fair market values of the debt presented may not be indicative of their future values.

Foreign Currency Translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the U.S. operations or where a majority of revenue and/or expenses is United States Dollar denominated, the United States dollar is the functional currency. For local currency operations, assets and liabilities are translated into United States dollars using end-of-period exchange rates, and revenue and expenses are translated into United States dollars using weighted-average exchange rates. Differences arising from the exchange rate changes are recorded within foreign currency translation adjustments, a component of other comprehensive income (loss).

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of ASC Topic 718, “Compensation—Stock Compensation”. For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date fair value and expensed over the vesting term when the performance targets are considered probable of being achieved. For awards subject to both performance-based and market-based vesting conditions, the value of the instrument is measured at the grant date as the fair value and expensed using an accelerated recognition method once the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for service based awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period. Forfeitures are accounted for as they occur.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Revenue Recognition

Revenue is recognized when control of goods are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods. We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.

Our performance obligation for print products is typically satisfied at the time of shipment to the customer, which is when control transfers to the customer. For print products, such as workbooks, that are multi-year contracts, each academic year represents a distinct performance obligation which is satisfied when each academic year’s delivery to the customer takes place.

Our digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and our performance obligation is satisfied ratably over the life of the digital products’ subscription.

Our contracts with customers often include multiple performance obligations, including gratis performance obligations. For contracts that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (“SSP”) method, inclusive of gratis performance obligations, pursuant to which the transaction price is allocated to each performance obligation based on the proportion of the SSP of each performance obligation to the sum of the SSPs of all of the performance obligations in the contract. We determine the SSP based on our historical pricing for the distinct performance obligation when sold separately.

Cost of Sales

Cost of sales includes expenses directly attributable to the production of our products. Costs associated with our printed products include variable costs such as paper, printing and binding, content related royalty expenses, directly related hosting costs and gratis costs (products provided at no charge as part of the sales transaction) and certain transportation and freight costs and inventory obsolescence. Gratis costs are predominately incurred in our K-12 business and tend to be higher for adoption state sales as compared to open territory sales. As such, these costs will vary based upon the level of adoption state sales during a given period. Cost of sales also includes royalty expense where author developed content is used, primarily in our Higher Education and Global Professional segments.

Leases

For operating lease arrangements with terms greater than 12 months, we record a lease liability and right-of-use asset on our consolidated balance sheets at the lease commencement date. We measure lease liabilities based on the present value of the total lease payments not yet paid. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate at the lease commencement date to determine the present value of the total lease payments. We measure

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services which are factored into our determination of lease payments, however, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement, and we do not allocate consideration between lease and non-lease components. For short-term leases, we record expense in our consolidated statement of operations on a straight-line basis over the lease term.

Shipping and Handling Costs

All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of cost of sales. We recognized revenues in the amount of $7,728 and $5,334 in shipping and handling costs for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), respectively.

Income Taxes

The Company’s operations are subject to United States federal, state and local income taxes, and foreign income taxes.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when management determines that it is more-likely-than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on current audits and recent settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax provision (benefit) within the consolidated statement of operations.

Contingencies

We accrue for loss contingencies when both (i) information available prior to issuance of the financial statements indicates that it is probable that a loss had been incurred at the date of the financial statements and (ii) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred. Neither an accrual nor disclosure is required for losses that are deemed remote.

Earnings (loss) per share

The Company computes net income (loss) per share in accordance with ASC Topic 260 “Earnings per share” which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Dilutive earnings (loss) per share amounts are based on the weighted average number of common shares outstanding, including the effect of all dilutive potential common shares that were outstanding during the period using the treasury stock method. Dilutive earnings (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive.

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This standard requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in Topic 350-40 to determine which implementation costs to capitalize as assets. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805). The amendments in this update primarily address the accounting for contract assets and contract liabilities from revenue contracts with customers in a business combination. The guidance requires an acquirer to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination in accordance with ASC Topic 606 “Revenue from contracts with Customers” (“ASC 606”). This will result in companies recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date. This standard is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company early adopted the standard and retrospectively applied it to all business combinations that occur during the fiscal year 2022, as required by the standard in the year of adoption. As a result, the Company recorded the deferred revenue assumed related to the Acquisition and the Achieve3000 Acquisition in accordance with ASC 606.

Recently issued FASB accounting standard codification updates, except for the above standard, did not have a material impact to the Company’s consolidated financial statements for the quarter ended June 30, 2022.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

2. Revenue from Contracts with Customers

Disaggregation of Revenue

The following table summarizes our revenue from contracts with our customers disaggregated by segment and product type for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor):

	Successor			Predecessor
	Three Months Ended June 30, 2022			Three Months Ended June 30, 2021
	Digital	Print(1)	Total	Digital	Print(1)	Total
Reported Revenue by segment:
K-12	$99,745	$190,401	$290,146	$69,594	$136,824	$206,418
Higher Education	123,354	12,933	136,287	135,836	13,625	149,461
Global Professional	20,525	18,274	38,799	20,016	15,163	35,179
International	18,577	30,720	49,297	20,773	29,413	50,186
Other(2)	—	(3,437)	(3,437)	—	(3,615)	(3,615)

Total Reported Revenue	$262,201	$248,891	$511,092	$246,219	$191,410	$437,629

(1)	Print revenue contains traditional print, consumable print workbooks and custom revenue.
(2)	Includes in-transit product sales and intersegment revenues adjustments that are not included with segment revenues reviewed by our Chief Operating Decision Maker.

K-12

Our performance obligation from traditional print products is typically satisfied at the time of shipment, which closely aligns with when a school district takes possession of the required number of products at the outset of a multi-year adoption. Traditional print products are typically re-used by students over the term of the adoption, and school districts will occasionally purchase replacement products due to wear or increasing enrollment over the life of the adoption. Sales of these replacement products are known as residual sales, from which we derive a significant portion of our revenue. Our digital solutions are sold as a subscription, which states and districts generally pay for at the beginning of a multi-year adoption. We defer revenue related to digital solutions for the entirety of the contract upfront and satisfy our performance obligation ratably over the term of the contract. Revenues for print workbooks are deferred when we enter into a multi-year contract and our performance obligation is satisfied when delivery takes place, often at the beginning of each academic year over the contract term.

Higher Education

Digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and our performance obligation is satisfied over the life of the subscription. For our print products, our performance obligation is typically satisfied at the time of shipment directly to the student or to our distribution partners, who typically order products several weeks before the beginning of an academic semester to ensure sufficient physical product inventory. In all cases, revenue is recognized at the time control transfers to the customer.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Global Professional

Our performance obligations for traditional print products are typically satisfied upon shipment, while our performance obligations for digital products are satisfied over the contractual term.

International

Revenue recognition for international products is similar to products sold in the United States, primarily in the Higher Education market. Our performance obligations for traditional print products are typically satisfied upon shipment, while digital performance obligations are satisfied over the contractual term of the product.

Deferred Commission Costs

Our incremental direct costs of obtaining a contract, which consist of sales commissions, are deferred and amortized over the expected period of benefit or the related contractual renewal period, depending on whether the contract is an initial or renewal contract, respectively. We classify deferred commission costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred commission costs are included in prepaid and other current assets, and other non-current assets, respectively, in our consolidated balance sheets. We recognize these costs within operating and administrative expenses in our consolidated statements of operations. Deferred commission costs were as follows:

	Successor
	As of
	June 30, 2022	March 31, 2022
Current	$12,826	$12,369
Non-current	21,900	19,391

Total Deferred Commission Costs	$34,726	$31,760

Amortization expense related to deferred commission costs was $6,306 and $5,198 for three months ended June 30, 2022 (Successor) and 2021 (Predecessor), respectively. In addition, there were no impairment losses of deferred commission costs for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), respectively.

We expense commission costs when incurred related to customer contracts that have a duration of less than one year. We recognize these costs within operating and administrative expenses in our consolidated statements of operations.

Contract Assets and Contract Liabilities

Our contract assets consist of unbilled receivables that are recorded for contracts with performance obligations that have been satisfied but have not yet been billed. Contract assets are included in accounts receivable, net, on our consolidated balance sheets.

Our contract liabilities consist of revenues from our digital subscription products and multi-year consumable products that are deferred at the time of sale and are recognized in earnings on a pro-rata basis over the term of the subscription or contract period. We classify contract liabilities as current or non-current deferred revenue on our consolidated balance sheets based on the timing of when we expect to recognize revenue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Contract assets and contract liabilities consisted of the following:

	Successor
	As of
	June 30, 2022	March 31, 2022
Contract assets	$36,738	$18,320
Contract liabilities (deferred revenue):
Current	585,264	616,571
Non-current	717,391	653,852

Total Contract liabilities	$1,302,655	$1,270,423

Revenue recognized during the three months ended June 30, 2022 (Successor) and 2021 (Predecessor), from amounts included within deferred revenue at March 31, 2022 (Successor) and March 31, 2021 (Predecessor) was approximately $263,897 and $251,113, respectively.

In addition, estimated revenue expected to be recognized in the future related to the $1,302,655 of performance obligations that are unsatisfied or partially satisfied as of June 30, 2022 (Successor) is approximately 76% over the next one to three years.

3. Other Income

On April 16, 2021 (Predecessor), the Company sold certain Global Professional titles for total cash consideration of $3,500 to a third party. The carrying value of these assets was $0. We have recorded this as other (income) expense within our consolidated statements of operations.

4. Inventories, net

Inventories consist of the following:

	Successor
	As of
	June 30, 2022	March 31, 2022
Finished goods	$218,374	$236,645
Reserves	(12,252)	(10,447)

Inventories, net	$206,122	$226,198

For the three months ended June 30, 2022 (Successor) and 2021 (Predecessor) inventory obsolescence was $3,910 and $3,032, respectively and is included within Cost of sales (excluding amortization of intangibles) in the consolidated statement of operations.

5. Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the fair value of the net tangible and identifiable assets and liabilities assumed of businesses acquired. The Company performs an annual impairment test of goodwill and intangible assets with indefinite lives at March 31 and also

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

between annual tests if an event occurs or it circumstances change that would more likely than not reduce the fair value of a reporting unit or an indefinite-lived intangible asset below its carrying value. There were no changes in the carrying amount of goodwill of $2,852,673 for the three months ended June 30, 2022. There were no impairment charges related to Goodwill for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor).

Other Intangible Assets

The following information details the carrying amounts and accumulated amortization of the Company’s intangible assets:

		June 30, 2022
(Successor)	Useful Lives	Gross amount	Accumulated amortization	Accumulated impairment	Net amount
Content	10 - 15 years	$1,200,000	$(164,210)	$—	$1,035,790
Trademarks	Indefinite	576,000	—	(20,000)	556,000
Trademarks	10 years	20,000	(2,567)	—	17,433
Customers	6 - 14 years	225,000	(27,722)	—	197,278
Technology	7 years	427,000	(50,321)	—	376,679

Total		$2,448,000	$(244,820)	$(20,000)	$2,183,180

For the three months ended June 30, 2022 (Successor) and 2021 (Predecessor) amortization expense was $67,776 and $11,061, respectively. There were no impairment charges related to Other intangible Assets for the three months ended June 30, 2022 (Successor) and 2021 (Predecessor).

6. Other Current Liabilities

Other current liabilities consisted of the following:

	Successor
	As of
	June 30, 2022	March 31, 2022
Sales return reserves	$40,658	$35,733
Deferred purchase price	97,810	96,760
Accrued interest	55,569	28,630
Finance lease obligations	10,389	11,231
Accrued tax	16,562	18,016
All other current liabilities	49,302	43,845

Other current liabilities	$270,290	$234,215

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

7. Debt

Long-term debt consisted of the following:

		Successor
		As of
	Maturity	June 30, 2022	March 31, 2022
Term Loan Facility	July 2028	$2,109,063	$2,114,375
2022 Secured Notes	August 2028	900,000	900,000
2022 Unsecured Notes	August 2029	717,500	717,500
ABL Revolving Credit Facilities	July 2026	—	—

Total debt outstanding		3,726,563	3,731,875
Less: unamortized debt discount		(115,017)	(118,727)
Less: unamortized deferred financing costs		(29,054)	(29,997)
Less: current portion of long-term debt		(21,250)	(21,250)

Long-Term Debt		$3,561,242	$3,561,901

Issuance of Debt (Successor)

In connection with the Acquisition, subsidiaries of the Successor entered into the following financing transactions: (1) a Cash Flow Credit Agreement which provides for (i) an initial $1,550,000 term loan facility and (ii) an initial $150,000 revolving credit facility; (2) an ABL Revolving Credit Agreement which provides for (i) a $165,000 U.S. revolving credit facility, subject to U.S. borrowing base capacity and (ii) a $35,000 non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity; (3) the $900,000 aggregate principal amount of 5.750% 2022 Secured Notes and (4) the $725,000 aggregate principal amount of 8.000% 2022 Unsecured Notes. In addition, on November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575,000 under the Term Loan Facility to finance the Achieve3000 Acquisition.

Cash Flow Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) which provides for (i) an initial $1,550,000 term loan facility (the “Term Loan Facility”) and (ii) an initial $150,000 revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively, the “Cash Flow Credit Facilities”). On November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575,000 under the Term Loan Facility pursuant to an incremental amendment to the Cash Flow Credit Agreement to finance the Achieve3000 Acquisition (Note 3, “Business Combinations”) and related transactions. The Term Loan Facility will mature on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments. The Revolving Credit Facility will mature on July 30, 2026 and is not subject to amortization.

The interest rate applicable to borrowings under the Cash Flow Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility and 3.00% for the Revolving Credit Facility) or (2) LIBOR (or for the Revolving Credit Facility borrowings in permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin (which is 4.75% for the Term Loan Facility and 4.00% for the Revolving

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Credit Facility). The interest rate on borrowings under the Cash Flow Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0.50%. As of June 30, 2022, the interest rate for the Term Loan Facility was 5.55% per annum.

The following fees are applicable under the Revolving Credit Facility: (a) an unused line fee of 0.50% per annum of the unused portion of Revolving Credit Facility (excluding any swingline loans), (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR Revolving Credit Facility borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder. In addition, the Term Loan Facility was issued at a discount of 1.00%. As of June 30, 2022, the unamortized debt discount and deferred financing cost were $53,816 and $14,817, respectively, which are amortized over the term of the facility using the effective interest rate method.

As of June 30, 2022, the amount available under the Revolving Credit Facility was $150,000. The amount drawn under the Revolving Credit Facility on the date on which it was initially entered into was $67,500. We paid an upfront fee equal to 0.5% of the Revolving Credit Facility commitments and the initial borrowing was repaid during the quarter ended September 30, 2021. In addition, we also incurred an undrawn fee of $190 on unutilized commitments for the three months ended June 30, 2022. As of June 30, 2022, the unamortized debt discount and deferred financing cost was $4,514, which is amortized over the term of the facility on a straight line basis. This is included within other non-current assets in the consolidated balance sheets. As of June 30, 2022, no amount was outstanding under the Revolving Credit Facility.

The Cash Flow Credit Agreement also includes customary mandatory prepayment requirements with respect to the term loans under the Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of June 30, 2022, McGraw Hill determined that no mandatory prepayment of the term loans under the Term Loan Facility is required.

All obligations under the Cash Flow Credit Agreement are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries). The lien securing the obligations under the Cash Flow Credit Agreement is a second-priority lien with respect to accounts receivable, inventory and certain other current assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The Cash Flow Credit Facilities are secured pari passu with the 2022 Secured Notes (described below).

The Revolving Credit Facility requires the maintenance of a maximum Consolidated First Lien Net Leverage Ratio, on the last day of any fiscal quarter when aggregate exposures exceed 40% of total revolving commitments (subject to certain exclusions, including issued or undrawn letters of credit), of no greater than 6.95 to 1.00, tested for the four fiscal quarter period ending on such date.

The Cash Flow Credit Agreement includes customary mandatory prepayment requirements with respect to the term loans under the Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of June 30, 2022, McGraw Hill determined that no mandatory prepayment of the term loans under the Term Loan Facility is required.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

The Cash Flow Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, make investments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business. As of June 30, 2022, we were in compliance with all covenants or other requirements in the Cash Flow Credit Agreement.

The Cash Flow Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control and other customary events of default subject to certain materiality levels, default triggers and cure and grace periods.

As of June 30, 2022, no amount was outstanding under the Revolving Credit Facility.

The fair value of the outstanding Term Loan Facility was approximately $1,913,974 as of June 30, 2022. The Company estimates the fair value of its Term Loan Facility based on trades in the market. As of June 30, 2022, the remaining contractual life of the Term Loan Facility is approximately 6.2 years.

ABL Revolving Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) which provides for (i) a $165,000 U.S. revolving credit facility, subject to U.S. borrowing base capacity (the “U.S. ABL Revolving Credit Facility”) and (ii) a $35,000 non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”). The ABL Revolving Credit Facilities will mature on July 30, 2026 and are not subject to amortization.

The interest rate applicable to borrowings under the ABL Revolving Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin or (2) LIBOR (or for permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin. The applicable margin is based on average availability under the ABL Revolving Credit Agreement at such time, and ranges from 1.25% to 1.75% for non-base rate loans and 0.25% to 0.75% for base rate loans. The interest rate on borrowings under the ABL Revolving Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0% per annum.

The following fees are applicable under the ABL Revolving Credit Facilities: (a) an unused line fee of (i) 0.250% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is less than or equal to 50% of the aggregate commitments under such ABL Revolving Credit Facility or (ii) 0.375% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is greater than

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

50% of the aggregate commitments under such ABL Revolving Credit Facility, (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

All obligations under the U.S. ABL Revolving Credit Facility are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of McGraw-Hill Education, Inc. direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries). The lien securing the obligations under the ABL Revolving Credit Facilities is a first-priority lien with respect to cash and cash equivalents, accounts receivable, inventory and certain other current and foreign assets, and a second-priority lien with respect to other assets (second in priority to the liens securing the Cash Flow Credit Facilities and the 2022 Secured Notes). In addition to the U.S. obligors, the obligations under the RoW ABL Revolving Credit Facility are additionally guaranteed by, and secured by a lien on, the assets of certain foreign subsidiaries.

The ABL Revolving Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.

The ABL Revolving Credit Facilities require the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as set forth in the ABL Revolving Credit Agreement), on any date when Adjusted Availability (as such term is defined in the ABL Revolving Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Revolving Credit Agreement) and (b) $12,500, of at least 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (a) 10% of the Line Cap and (b) $12,500 for 30 consecutive calendar days. As of June 30, 2022, we were in compliance with all covenants or other requirements in the ABL Revolving Credit Agreement.

As of June 30, 2022, the amount available under the ABL Revolving Credit Facilities was $200,000. At the issuance, $107,500 was drawn under the ABL Revolving Credit Facilities which was repaid during the quarter ended September 30, 2021. Borrowings under the ABL Revolving Credit Facilities bear interest at LIBOR plus 1.50%, subject to adjustments, and are payable when the loan matures. In addition, we also incurred an undrawn fee of $186 on unutilized commitments for the three months ended June 30, 2022. As of June 30, 2022, the unamortized deferred financing costs were $3,527, which are amortized over the term of the agreement on a straight line basis. This is included within other non-current assets in the consolidated balance sheets.

Availability under the ABL Revolving Credit Facilities excludes amounts outstanding for letters of credit in the amount of $4,155.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

2022 Secured Notes and 2022 Unsecured Notes

On July 30, 2021, McGraw-Hill Education, Inc. assumed the obligations of (i) the $900,000 aggregate principal amount of 5.750% 2022 Secured Notes (“2022 Secured Notes”) and (ii) the $725,000 aggregate principal amount of 8.000% 2022 Unsecured Notes (“2022 Unsecured Notes” and, together with the 2022 Secured Notes, the “2022 Notes”), each initially issued by Mav Acquisition Corporation. Interest on each series of the 2022 Notes is payable semi-annually in arrears on February 1 and August 1 of each year, each commencing on February 1, 2022. In March 2022, McGraw Hill repurchased $7,500 of the 2022 Unsecured Notes. The repurchase was accounted for as an extinguishment of debt in accordance with ASC Topic 470 -50, Debt - “Modifications and Extinguishments”.

McGraw Hill may redeem each series of the 2022 Notes at its option at certain redemption prices with respect to such series.

All obligations under the 2022 Secured Notes are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries). The lien securing the obligations under the 2022 Secured Notes is a second-priority lien with respect to accounts receivable, inventory and certain other current and foreign assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The 2022 Secured Notes are secured pari passu with the Cash Flow Credit Facilities.

All obligations under the 2022 Unsecured Notes are guaranteed by all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries).

Each series of the 2022 Notes contain certain customary negative covenants and events of default, including, among other things and subject to certain significant exceptions and qualifications, limitations on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into agreements containing prohibitions affecting its subsidiaries’ ability to pay dividends; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of its assets. As of June 30, 2022, we were in compliance with all covenants or other requirements in the 2022 Notes.

As of June 30, 2022, the unamortized debt discount and deferred financing costs related to the 2022 Secured Notes were $33,396 and $7,828, respectively, which are amortized over the term of the 2022 Secured Notes using the effective interest rate method.

As of June 30, 2022, the unamortized debt discount and deferred financing costs related to the 2022 Unsecured Notes were $27,805 and $6,409, respectively, which are amortized over the term of the 2022 Unsecured Notes using the effective interest rate method.

The fair value of the outstanding 2022 Secured Notes was approximately $767,250 as of June 30, 2022. McGraw Hill estimates the fair value of its 2022 Secured Notes based on trades in the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

market. Since the 2022 Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of June 30, 2022, the remaining contractual life of the 2022 Secured Note is approximately 6.2 years.

The fair value of the outstanding 2022 Unsecured Notes was approximately $579,381 as of June 30, 2022. McGraw Hill estimates the fair value of the 2022 Unsecured Notes based on trades in the market. Since the 2022 Unsecured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of June 30, 2022, the remaining contractual life of the 2022 Unsecured Note is approximately 7.2 years.

Scheduled Principal Payments

The scheduled principal payments required under the terms of the Successor’s debt were as follows:

Successor
As of
June 30, 2022
Remainder of Fiscal 2023	$15,938
2024	21,250
2025	21,250
2026	21,250
2027 and thereafter	3,646,875

3,726,563
Less: Current portion	(21,250)

$3,705,313

8. Segment Reporting

The Company manages and reports its businesses in the following segments:

•

K-12:    Provides curriculum and learning solutions to the K-12 market. We sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions.

•

Higher Education:    We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions, traditional printed textbook and rental textbook products.

•	Global Professional: We are a leading provider of medical, technical, engineering and business content for the professional, education and test preparation communities.

•

International:    We leverage our global scale, brand recognition and extensive product portfolio to serve students in the higher education and K-12 markets in more than 100 countries outside of the United States. Our products and solutions for the International segment are

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

produced in more than 80 languages and primarily originate from our offerings produced for the United States market which are later adapted to meet the needs of individual geographies, as needed.

•

Other:    Includes in-transit product sales and certain transactions or adjustments that are not attributable to the segments that our Chief Operating Decision Maker (“CODM”) considers to be unusual and/or non-operational.

The Company’s business segments are consistent with how management views the markets served by the Company. The CODM reviews their separate financial information to assess performance and to allocate resources. We measure and evaluate our reportable segments based on Adjusted EBITDA and believe this provide additional information to management and investors to measure our performance and evaluate our ability to service our indebtedness. We exclude from segment Adjusted EBITDA; (a) our cash capital and pre-publication expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; (b) the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; (c) tax payments that may represent a reduction in cash available to us; (d) advisory fees paid to entities and investment funds affiliated with our equity owners; (e) certain one-time expenditures to realize cost savings; (f) any gains or losses from foreign currency transactions; or (g) the impact of earnings or charges resulting from matters that the CODM does not consider indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash and other charges or costs that are deducted in calculating consolidated net income.

Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by Adjusted EBITDA. As such, segment assets are not disclosed in the notes to the accompanying consolidated financial statements.

The following table set forth Adjusted EBITDA by its segments:

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Adjusted EBITDA:
K-12	$191,087	$94,809
Higher Education	(141)	7,153
Global Professional	14,004	14,363
International	188	2,301
Other	(2,222)	9,391

Total Adjusted EBITDA	$202,916	$128,017

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Reconciliation of Adjusted EBITDA to the consolidated statements of operations is as follows:

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Total Adjusted EBITDA	$202,916	$128,017
Interest (expense) income, net	(63,753)	(41,760)
Income tax provision (benefit)	397	(3,196)
Depreciation, amortization and pre-publication amortization	(88,641)	(40,633)
Change in deferred revenue	(32,232)	53,685
Change in deferred royalties	4,745	(6,952)
Change in deferred commissions	2,965	691
Restructuring and cost savings implementation charges	(2,616)	(1,693)
Sponsor fees	(2,500)	(875)
Purchase accounting	(13,163)	—
Integration costs	(1,377)	—
Other	(16,002)	(3,192)

Net income (loss)	$(9,261)	$84,092

The following is a schedule of revenue and long-lived assets by geographic region:

	Successor	Predecessor
	Revenue(1)	Revenue(1)
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
United States	$457,697	$381,740
International	53,395	55,889

Total	$511,092	$437,629

(1)	Revenues are attributed to a geographic region based on the location of customer.

	Successor
	Long-lived Assets(2)
	As of
	June 30, 2022	March 31, 2022
United States	$539,861	$523,317
International	37,753	39,752

Total	$577,614	$563,069

(2)	Reflects total assets less current assets, goodwill, intangible assets, investments, deferred financing costs and non-current deferred tax assets.

9. Taxes on Income (Loss)

For the three months ended June 30, 2022, the income tax benefit was $(397) and effective tax rate was 4.1%. A valuation allowance has been recorded for certain foreign deferred tax assets due to

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

negative evidence of cumulative book losses with no deferred tax benefit recognized for certain foreign losses on operations.

The Company has historically carried a valuation allowance on domestic deferred tax assets due to book losses primarily driven by interest expense. In connection with the acquisition method of accounting for the Acquisition on August 1, 2021, the Company recognized deferred tax liabilities for the difference in fair value of assets and liabilities over the carryover tax basis. These taxable temporary differences, mainly related to book intangible amortization, will generate future taxable income, and as such, a domestic valuation allowance was released as part of opening purchase accounting.

For the three months ended June 30, 2021, the income tax provision was $3,196 and effective tax rate was 3.7%. A valuation allowance had been recorded for net federal and state and certain foreign deferred tax assets due to the negative evidence of cumulative book losses. Accordingly, no deferred income tax provision was recognized for domestic book income or benefit recorded for certain foreign losses on operations.

At the end of each interim period, we estimate the annual effective tax rate and apply that rate to our ordinary quarterly earnings. The tax expense or benefit related to significant, unusual or extraordinary items that will be separately reported or reported net of their related tax effect that are individually computed, are recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs.

10. Leases

We lease property under operating leases with expiration dates through 2040 as well as computer systems and office equipment under finance leases with lease terms ranging from 12 to 50 months.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Lease Position as of June 30, 2022 and March 31, 2022

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

		Successor
		As of
	Classification on the Balance Sheet	June 30, 2022	March 31, 2022
Assets
Operating leases	Operating lease right-of-use assets	$68,336	$71,174
Finance leases	Property and equipment, net	18,827	20,855

Total lease assets		$87,163	$92,029

Liabilities
Current:
Operating leases	Operating lease liabilities	$9,801	$9,813
Finance Leases	Other current liabilities	10,389	11,231
Non-current:
Operating leases	Operating lease liabilities	90,183	92,949
Finance leases	Other non-current liabilities	10,715	12,477

Total lease liabilities		$121,088	$126,470

Weighted-average remaining lease term:
Operating leases		10.30	10.04
Finance Leases		2.19	1.59
Weighted-average incremental borrowing rate:
Operating leases		10.64%	10.69%
Finance Leases		10.34%	10.45%

Lease costs

The table below presents certain information related to the lease costs for operating and finance leases during the three months ended June 30, 2022 (Successor) and June 30, 2021 (Predecessor):

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Operating lease cost	$5,297	$4,917
Short-term lease cost	313	320
Finance lease cost:
Amortization of assets	2,659	3,024
Interest on lease liabilities	565	802
Sub-lease income	(1,045)	(738)

Total net lease cost	$7,789	$8,325

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Other Information

Supplemental cash flow information related to leases was as follows:

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	$5,207	$5,277
Operating cash outflows for finance leases	565	802
Financing cash outflows for finance leases	3,250	2,899

Undiscounted cash flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating and finance lease liabilities recorded on the balance sheet:

	As of June 30, 2022
	Operating Leases	Finance Leases
Remainder of 2023	$14,630	$9,401
2024	19,130	10,192
2025	15,545	3,568
2026	15,303	128
2027	14,569	56
2028 and beyond	90,692	—

Total lease payments	169,869	23,345
Less: amounts related to interest	(69,885)	(2,241)

Total lease liabilities	99,984	21,104
Less: Current liabilities	(9,801)	(10,389)

Non-current lease liabilities	$90,183	$10,715

11. Accumulated Other Comprehensive Loss

The following tables summarize the activity in Accumulated other comprehensive loss, by component for the periods indicated:

Predecessor	Foreign currency translation adjustment, net of tax	Unrealized gain (loss) on interest rate swap agreements, net of tax	Total
Balance at March 31, 2021	$(42,734)	$(5,734)	$(48,468)
Other comprehensive income (loss) before reclassifications	979	—	979
Amount reclassified out of accumulated other comprehensive income (loss)	—	691	691

Balance at June 30, 2021	$(41,755)	$(5,043)	$(46,798)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

Successor	Foreign currency translation adjustment, net of tax	Unrealized gain (loss) on interest rate swap agreements, net of tax	Total
Balance at March 31, 2022	$(3,849)	$429	$(3,420)
Other comprehensive income (loss) before reclassifications	(697)	—	(697)
Amount reclassified out of accumulated other comprehensive income (loss)	—	—	—

Balance at June 30, 2021	$(4,546)	$429	$(4,117)

12. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (“EPS”):

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Numerator:
Net income (loss) attributable to Common Stockholders	$(9,261)	$84,092
Denominator:
Basic weighted average number of shares outstanding	156,312,026	10,881,563
Effect of dilutive potential common shares	—	71,332

Dilutive weighted average number of shares outstanding	156,312,026	10,952,895
Earnings (loss) per share attributable to Common Stockholders
Basic earnings (loss) per share	$(0.06)	$7.73
Diluted earnings (loss) per share	$(0.06)	$7.68

The following table summarizes our weighted average outstanding common stock equivalents that were anti-dilutive attributable to common stockholders during the periods, and therefore excluded from the computation of diluted earnings per share:

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Stock options	9,423,026	468,407
Restricted stock and unit awards	—	88,988

13. Transactions with Platinum Advisors

Platinum Advisors Fee Agreement

The Company receives certain corporate and advisory services from Platinum Equity Advisors, LLC (“Platinum Advisors”), an entity affiliated with Platinum, pursuant to a Corporate Advisory Services Agreement between McGraw Hill and Platinum Advisors (the “Advisory Agreement”), and is invoiced by Platinum Advisors for such services and related expenses. The annual fee for such services will be agreed by the parties from time to time.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

The Company will pay Platinum Advisors a non-refundable annual management fee under the Advisory Agreement of $10,000 on a pro-rata basis. During the three months ended June 30, 2022 (Successor), the Company paid Platinum Advisors $2,500 for management fees and $36 for expense reimbursement related to such services which is included within operating and administrative expenses in the consolidated statement of operations. At June 30, 2022, amount payable under the Advisory Agreement was $875.

14. Commitments and Contingencies

Legal Matters

In June 2022, the Attorney General for the State of Florida issued a subpoena to McGraw-Hill Education, Inc.in connection with its investigation of whether the sales and pricing of instructional materials for use by public K-12 schools that are published by McGraw-Hill Education, Inc. and other publishers violate the Florida False Claims Act. McGraw-Hill Education, Inc.is producing documents and information in response to the subpoena. On January 22, 2021 and February 8, 2021, respectively, two purported class actions were filed against McGraw-Hill Education, Inc.in the Southern District of New York, seeking unspecified damages and injunctive relief. The actions stem from the recent refinements McGraw-Hill Education, Inc. made to how it calculates royalties that are payable to certain authors in connection with content delivery via the Company’s online platform. The allegations in the two complaints were similar. Each alleged, among other things, that the adjusted royalty approach breaches the relevant author agreements and breaches McGraw-Hill Education, Inc.’s implied covenant of good faith and fair dealing. The two sets of plaintiffs subsequently agreed to consolidate their complaints and on March 19, 2021, they filed an amended complaint. We believe that the allegations in the complaint are without merit. McGraw-Hill Education, Inc. filed a motion to dismiss the complaint on May 18, 2021. Plaintiffs filed their opposition to the motion to dismiss, and McGraw-Hill Education, Inc. filed its reply brief on June 29, 2021. On January 11, 2022, the Court granted McGraw-Hill Education, Inc.’s motion to dismiss in part and denied it in part. The Court dismissed plaintiffs’ breach of contract claim and denied McGraw-Hill Education, Inc.’s motion to dismiss the breach of the implied covenant claim on the basis that it raises factual issues that need to be borne out in discovery. On February 25, 2022, plaintiffs filed a motion for leave to file an amended complaint in connection with their breach of contract claim. McGraw-Hill Education, Inc. submitted its brief opposing plaintiffs’ motion on March 25, 2022. On August 4, 2022, the Court issued its ruling denying plaintiffs’ motion for leave to file an amended Complaint. On September 16, 2022, plaintiffs notified the Court that they intend to seek voluntary dismissal of their breach of the implied covenant claim, with prejudice. On October 11, 2022, the plaintiffs filed a notice of appeal on the Court’s granting of McGraw-Hill Education, Inc.’s motion to dismiss their breach of contract claim with the U.S. Court of Appeals for the Second Circuit.

On September 26, 2022, three authors of the Company’s Fit & Well title filed a Complaint in the Northern District of California against McGraw-Hill Education, Inc. and its subsidiary, McGraw Hill LLC, alleging, among other things, that McGraw-Hill Education, Inc. and its subsidiary breached a settlement agreement between the authors, McGraw-Hill Education, Inc. and its subsidiary that was entered into in 2012 (the “Settlement Agreement”). Pursuant to the Settlement Agreement, McGraw-Hill Education, Inc. and its subsidiary were obligated to include certain differentiated content in a different title that McGraw-Hill Education, Inc. and its subsidiary publish. The complaint alleges that McGraw-Hill Education, Inc. and its subsidiary failed to sufficiently differentiate the content as required under the Settlement Agreement. The complaint further alleges that McGraw-Hill Education, Inc. and its

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

subsidiary’s adjusted royalty approach in relation to sales of Fit & Well on Higher Education Connect breaches their author agreement with McGraw-Hill Education, Inc. and its subsidiary and breaches McGraw-Hill Education, Inc. and its subsidiary’s implied covenant of good faith and fair dealing. The plaintiffs are seeking an injunction preventing the Company from publishing the allegedly competing work, a court order requiring McGraw-Hill Education, Inc. and its subsidiary to relinquish its copyright in the five most recent editions of Fit & Well, money damages and attorney’s fees. At the time of the filing of the complaint, the parties were engaged in advanced settlement discussions, which are continuing. McGraw-Hill Education, Inc. and its subsidiary’s answer to the complaint will be due in November 2022 if the matter is not resolved sooner.

In May 2020, Saki Dodelson, a founder and former CEO of a subsidiary of Achieve3000, announced the formation of Beable Education, Inc. (“Beable”), a direct competitor of Achieve3000’s subsidiary. On July 21, 2020, Achieve3000 and its subsidiary filed a lawsuit against Beable and Dodelson in New Jersey District Court alleging, among other things, intellectual property/patent infringement, fraudulent inducement, tortious interference and breach of contract. In response, on October 8, 2020, Beable and Dodelson filed a motion to dismiss Achieve3000 and its subsidiary’s complaint. The Court denied Beable and Dodelson’s motion to dismiss in its entirety on May 31, 2021. On July 12, 2021, Dodelson and Beable filed an answer to the complaint and a counterclaim for, among other things, breach of an earlier settlement agreement between the parties and for declarations of invalidity and non-infringement as to the subsidiary’s patent. On August 16, 2021, Achieve3000 and its subsidiary filed a motion to dismiss Dodelson and Beable’s counterclaim for breach of the settlement agreement. The motion is pending. Discovery in the District Court case has begun. Dodelson and Beable have subsequently filed for inter partes review with the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office (“PTAB”), claiming that the patent at issue in the District Court litigation is invalid. In January 2022, PTAB granted the review and the parties have submitted legal briefs and evidence to PTAB in support of their respective positions. Oral arguments before PTAB occurred on October 4, 2022. The parties are currently awaiting PTAB’s decision. On January 20, 2022, Dodelson and Beable filed a motion with the District Court to stay the litigation pending resolution of the patent dispute before PTAB. Achieve3000 and its subsidiary filed their opposition to the motion to stay on February 17, 2022. On September 30, 2022 the District Court denied the motion with respect to all claims except the patent infringement claim. Discovery in the case is proceeding. In the federal action, Achieve3000’s subsidiary seeks a declaration of infringement, an injunction prohibiting further infringement, damages related to the infringement, attorney’s fees, and rescission of the prior settlement agreement with Dodelson, including return of all payments made pursuant to such settlement agreement. In the inter partes review, Beable seeks a review of the patentability of the patents at issue.

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s financial condition.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; dollars in thousands, except share and per share data)

15. Related Party Transactions

In the normal course of business, the Company has transactions with its wholly owned consolidated subsidiaries and affiliated entities, including those described in Note 13 above.

16. Subsequent Events

Promissory Note

On December 17, 2021 (Successor), McGraw Hill issued $12,511 in promissory notes to certain of its officers and associates to finance the purchase of Class B non-voting common stock of McGraw Hill. The promissory notes were repaid with deferred proceeds from the settlement of amounts due to the employees in connection with the Acquisition.

Deferred Purchase Price

At the date of Acquisition, under the Acquisition Agreement, $100,000 of the purchase price was deferred to be paid at the one year anniversary of the closing of the Acquisition. This was paid subsequent to the quarter end using cash on hand.

ABL Revolving Credit Facilities

During the month of August 2022, the Company borrowed and repaid $50,000 under the ABL Revolving Credit Agreement which was subject to an interest rate of Prime rate plus 0.25%.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of McGraw Hill, Inc., and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of McGraw Hill, Inc. and subsidiaries (the Company) as of March 31, 2022 (Successor) and March 31, 2021 (Predecessor), the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity (deficit) for the period from August 1, 2021 to March 31, 2022 (Successor), April 1, 2021 to July 31, 2021 (Predecessor), and the years ended March 31, 2021 (Predecessor) and 2020 (Predecessor), and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2022 (Successor) and 2021 (Predecessor), and the results of its operations and its cash flows for the period from August 1, 2021, to March 31, 2022 (Successor), April 1, 2021 to July 31, 2021 (Predecessor), and the years ended March 31, 2021 (Predecessor) and 2020 (Predecessor) in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Valuation of acquired intangible assets and assignment of goodwill

Description of the Matter

As disclosed in Note 1 and 3 to the consolidated financial statements, the Company acquired McGraw-Hill Education, Inc. on August 1, 2021, for consideration of approximately $4.7 billion and acquired AC Holdco, Inc. on November 1, 2021, for consideration of approximately $701 million. These transactions were accounted for as business combinations.

Auditing the Company’s accounting for the acquisitions was especially complex and judgmental due to the significant estimation uncertainty in determining the fair value of identified intangible assets acquired in each transaction, as well as in determining the fair value of each reporting unit used to assign the goodwill recorded in connection with the acquisition of McGraw-Hill Education, Inc. The fair values of identified intangible assets were sensitive to significant judgment in the selection of appropriate royalty and discount rates and forecasts of the amount and timing of expected future cash flows. The significant assumptions used in the determination of the fair value of reporting units used in the assignment of the goodwill included projected revenue growth rates and operating profit margins, the terminal growth rate, the discount rate, and multiples applied to forecast revenue and earnings based on market data and comparable transactions. These significant assumptions were forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the acquired intangible assets and reporting units used to assign the goodwill recorded in connection with the acquisition of McGraw-Hill Education, Inc., our audit procedures included, among others, evaluating the valuation methodologies used, evaluating the significant assumptions described above, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. We involved our internal valuation specialists to assist in testing methodologies and certain significant assumptions used to value the acquired intangible assets and reporting units. For example, we compared the significant assumptions to historical results of the acquired businesses and evaluated the Company’s projected revenue growth rates and operating profit margins to guidelines used by companies within the same industry. As part of this evaluation, we also compared the royalty rates used in the valuation of the trademarks and technology intangible assets to market data. Our procedures to test assumptions associated with market-based valuation methods included comparing the implied multiples to comparable guideline companies and observed market transactions. In addition, we performed a sensitivity analysis on the significant assumptions to evaluate the change in the fair value estimates that would result from the changes in assumptions.

Goodwill and indefinite-lived intangible asset impairment assessment – Higher Education Reporting Unit

Description of the Matter	As of March 31, 2022, the Company’s goodwill and indefinite-lived intangible assets, which consist of trademarks, were $2.9 billion and $556 million, respectively. As described in Notes 1 and 7 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are tested for impairment annually at March 31 or between annual tests if an event occurs or if circumstances change indicating that the fair value of each reporting unit or indefinite-lived intangible asset may be below its carrying amount. During the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

quarter ended March 31, 2022, the Company recorded impairment charges of $385 million and $20 million related to the Higher Education reporting unit goodwill and trademark indefinite-lived intangible asset, respectively.

Auditing management’s goodwill and trademark impairment tests was especially complex and judgmental due to the significant estimation required in determining the fair value of the Higher Education reporting unit and trademark indefinite-lived intangible asset. The fair value estimates for the Higher Education reporting unit and trademark were sensitive to significant assumptions, such as the projected revenue growth rates and operating profit margins, the terminal growth rate, the discount rate, royalty rate, and multiples applied to forecast revenue and earnings. These significant assumptions were affected by expectations about future economic and market conditions.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the Higher Education reporting unit and trademark indefinite-lived intangible asset, we performed audit procedures that included, among others, evaluating the valuation methodologies used and evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions used by management to current industry and economic trends. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the Higher Education reporting unit and trademark indefinite-lived intangible asset. We also compared the implied multiples used to determine the fair value of the Higher Education reporting unit, to comparable guideline companies and observed market transactions. We utilized internal valuation specialists to assist in our evaluation of the Company’s valuation methodologies and certain significant assumptions.

Revenue Recognition - Identification of performance obligations in revenue contracts

Description of the Matter

As described in Notes 1 and 2 to the consolidated financial statements, the Company’s contracts with customers often include multiple performance obligations which are generally distinct and accounted for as separate performance obligations. In such cases, the transaction price is allocated to the distinct performance obligations on the basis of relative standalone selling prices and the timing of revenue recognition is determined separately for each performance obligation.

Auditing the identification of all of the performance obligations included in the Company’s revenue arrangements required auditor judgment due to the non-standard nature of the contracts as well as the volume and nature of the product offerings which are recognized over different periods.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, testing a sample of revenue transactions and evaluating the Company’s identification of all performance obligations and testing the completeness and accuracy of the data used. For the transactions selected, we read the purchase orders and product offering descriptions, analyzed the contractual terms and compared them to the performance obligations identified by management. We also tested the Company’s allocation of purchase consideration to each performance obligation by corroborating standalone selling prices used and testing the calculations for

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

mathematical accuracy. In addition, we performed inquiries with sales representatives to corroborate our understanding of the product offerings and to assess whether all performance obligations have been identified.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.

New York, New York

November 4, 2022

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Revenue	$1,139,617	$650,603	$1,544,705	$1,584,756
Cost of sales (excluding depreciation and amortization)	254,324	139,303	336,537	358,279

Gross profit	885,293	511,300	1,208,168	1,226,477
Operating expenses
Operating and administrative expenses	675,692	340,419	833,384	1,009,589
Depreciation	21,098	22,171	61,203	63,456
Amortization of intangibles	179,991	16,439	58,830	70,154
Impairment charge	405,000	—	—	3,000
Transaction costs	65,664	20,999	5,243	25,075

Total operating expenses	1,347,445	400,028	958,660	1,171,274

Operating income (loss)	(462,152)	111,272	249,508	55,203

Interest expense (income), net	161,754	54,859	193,321	188,097
Loss on extinguishment of debt	—	75,800	—	—
Other (income) expense	—	(3,500)	(2,770)	(9,118)

Income (loss) from operations before taxes on income	(623,906)	(15,887)	58,957	(123,776)
Income tax provision (benefit)	(25,668)	5,250	14,207	11,529

Net income (loss)	$(598,238)	$(21,137)	$44,750	$(135,305)

Earnings (loss) per share:
Basic	$(3.85)	$(1.94)	$4.12	$(12.54)
Diluted	(3.85)	(1.94)	4.11	(12.54)
Weighted average shares outstanding:
Basic	155,569,267	10,885,475	10,867,622	10,792,809
Diluted	155,569,267	10,885,475	10,900,861	10,792,809

See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Net income (loss)	$(598,238)	$(21,137)	$44,750	$(135,305)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	(3,849)	(1,617)	12,965	(10,006)
Unrealized gain (loss) on interest rate swap agreements, net of tax	429	2,336	2,764	(7,013)

Total other comprehensive income (loss)	$(3,420)	$719	$15,729	$(17,019)

Comprehensive income (loss)	$(601,658)	$(20,418)	$60,479	$(152,324)

See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

	Successor	Predecessor
	March 31, 2022	March 31, 2021
Assets
Current assets
Cash and cash equivalents	$296,373	$354,323
Accounts receivable, net of credit losses of $2,229 and $16,257 as of March 31, 2022 (Successor) and March 31, 2021 (Predecessor), respectively	252,248	231,087
Inventories, net	226,198	153,591
Prepaid and other current assets	135,749	104,937

Total current assets	910,568	843,938
Pre-publication costs, net	164,974	157,310
Property, plant and equipment, net	138,777	125,736
Goodwill	2,852,673	500,731
Other intangible assets, net	2,250,957	441,656
Investments	—	6,393
Deferred income taxes	6,111	5,285
Operating lease right-of-use assets	71,174	69,773
Other non-current assets	196,590	175,331

Total assets	$6,591,824	$2,326,153

Liabilities and equity (deficit)
Current liabilities
Accounts payable	$156,249	$127,611
Accrued royalties	59,134	54,260
Accrued compensation	116,892	65,683
Deferred revenue	616,571	568,396
Current portion of long-term debt	21,250	13,964
Operating lease liabilities	9,813	9,151
Other current liabilities	234,215	131,163

Total current liabilities	1,214,124	970,228
Long-term debt	3,561,901	2,082,681
Deferred income taxes	104,700	13,977
Long-term deferred revenue	653,852	618,693
Operating lease liabilities	92,949	93,343
Other non-current liabilities	15,347	52,707

Total liabilities	5,642,873	3,831,629
Commitments and contingencies (Note 21)
Stockholders’ equity (deficit)
Successor: Class A voting common stock, par value $0.01 per share; 175,000,000 shares authorized, 155,000,000 shares issued and outstanding as of March 31, 2022. Predecessor: common stock, par value $0.01 per share; 100,000,000 shares authorized, 11,179,477 shares issued as of March 31, 2021, and 10,881,563 shares outstanding as of March 31, 2021.	1,550	106
Successor: Class B non-voting common stock, par value $0.01 per share; 13,500,000 shares authorized, 1,312,026 shares issued and outstanding as of March 31, 2022.	13	—
Additional paid in capital	1,549,046	56,705
Predecessor: Treasury stock, 297,914 shares as of March 31, 2021	—	(24,509)
Accumulated deficit	(598,238)	(1,489,310)
Accumulated other comprehensive income (loss)	(3,420)	(48,468)

Total stockholders’ equity (deficit)	948,951	(1,505,476)

Total liabilities and equity (deficit)	$6,591,824	$2,326,153

See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Operating activities
Net income (loss)	$(598,238)	$(21,137)	$44,750	$(135,305)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of inventory purchase accounting adjustments	24,568	—	—	—
Depreciation (including amortization of technology projects)	21,098	22,171	61,203	63,456
Amortization of intangibles	179,991	16,438	58,830	70,154
Amortization of pre-publication costs	44,095	18,802	77,604	97,245
Gain on disposition	—	(3,236)	—	(2,129)
Loss on extinguishment of debt	—	75,800	—	—
Credit losses on accounts receivable	1,870	298	3,033	8,741
Inventory obsolescence	15,599	3,272	27,893	30,893
Deferred income taxes	(33,055)	761	3,874	(2,324)
Stock-based compensation	—	84,999	7,263	13,046
Interest paid-in-kind	—	—	10,575	—
Amortization of debt discount	9,785	3,363	12,242	10,427
Amortization of deferred financing costs	3,540	2,073	17,292	11,933
Amortization of deferred royalties	18,002	12,036	24,953	19,815
Amortization of deferred commission costs	13,444	8,388	8,694	8,322
Restructuring charges	4,509	39	12,133	24,871
Impairment charges	405,000	—	—	3,000
Other	41	(41)	(990)	895
Changes in operating assets and liabilities (net of Assets and Liabilities acquired):
Accounts receivable	231,574	(241,552)	16,250	(3,508)
Inventories	(27,138)	(184)	(4,168)	(5,628)
Prepaid and other current assets	(57,221)	(15,934)	(45,792)	(37,793)
Accounts payable and accrued expenses	(31,728)	111,549	63,605	(957)
Deferred revenue	3,142	3,142	43,191	79,531
Other current liabilities	69,108	(85,786)	(29,732)	(5,390)
Net change in operating assets and liabilities	(66,374)	(21,178)	(17,325)	14,303

Cash provided by (used for) operating activities	231,612	(25,917)	395,378	263,598

Investing activities
Pre-publication expenditure	(50,578)	(19,694)	(76,056)	(74,184)
Capital expenditures	(19,170)	(11,487)	(31,929)	(73,846)
Sale of investment	42,066	—	—	—
Acquisition of McGraw Hill, net of cash acquired	(4,628,991)	—	—	—
Acquisition of Achieve3000, net of cash acquired	(630,994)	—	—	—
Acquisition of Kidaptive, net of cash acquired	—	—	(5,203)	—
Acquisition of Triad, net of cash acquired	—	(7,800)	—	—
Proceeds from dispositions	—	3,500	—	2,582

Cash provided by (used for) investing activities	(5,287,667)	(35,481)	(113,188)	(145,448)

See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Financing activities
Issuance of Class A Common Stock	1,550,000	—	—	—
Issuance of Class B Common Stock	609	—	—	—
Borrowings on Term Loan Facility	2,083,625	—	—	—
Borrowings on 2022 Secured Notes	862,625	—	—	—
Borrowings on 2022 Unsecured Notes	694,375	—	—	—
Borrowings on 2022 ABL Revolving Credit Facility	107,500	—	—	—
Borrowings on 2022 Revolving Credit Facility	67,500	—	—	—
Borrowings of 2021 Senior Notes	—	—	686,695	—
Borrowings on Receivables Facility	—	50,000	50,000	44,600
Payments on 2022 Unsecured Notes	(7,500)	—	—	—
Payments on 2022 ABL Revolving Credit Facility	(107,500)	—	—	—
Payments on 2022 Revolving Credit Facility	(67,500)	—	—	—
Payments on Term Loan Facility	(10,626)	—	—	—
Payment of 2016 Senior Notes	—	—	(366,339)	—
Payment of 2016 Term Loan Facility	—	—	(209,636)	(75,583)
Payment of MHGE Parent Term Notes	—	—	(190,575)	—
Payments on Receivables Facility	—	(95,000)	(50,000)	(65,900)
Payment of deferred financing costs	(60,424)	—	(19,937)	—
Payment of finance lease obligations	(6,786)	(3,750)	(11,954)	(13,727)
Exercise (repurchase) of common stock	—	—	108	(2,331)
Dividend equivalent on vested stock options	—	—	—	(940)

Cash provided by (used for) financing activities	5,105,898	(48,750)	(111,638)	(113,881)

Effect of exchange rate changes on cash	3,255	(900)	(3,163)	(7,758)
Net change in cash, cash equivalents and restricted cash	53,098	(111,048)	167,389	(3,489)
Cash, cash equivalents at the beginning of the period	243,275	354,323	186,934	190,423

Cash, cash equivalents, ending balance	$296,373	$243,275	$354,323	$186,934

Supplemental disclosures
Cash paid for interest expense	$115,652	$64,055	$146,575	$159,492
Cash paid for income taxes	17,161	2,385	10,284	6,246
Non-cash financing activities (Class B non-voting common stock issued in exchange for notes receivable)	12,511	—	—	—

See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)

(Dollars in thousands, except share data)

	Voting Common Stock		Non-Voting Common Stock		Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor
Balance at March 31, 2019	10,748,833	$105	—	$—	$43,293	$(21,198)	$(1,398,755)	$(47,178)	$(1,423,733)
Net income (loss)	—	—	—	—	—	—	(135,305)		(135,305)
Other comprehensive (income) loss, net of taxes	—	—	—	—	—	—	—	(17,019)	(17,019)
Vesting of restricted stock units	74,898	—	—	—	—	—	—	—	—
Stock Based Compensation	—	—	—	—	13,079	—	—	—	13,079
Exercise of Options	37,905	1	—	—	3,404	—	—	—	3,405
Modification of stock options	—	—	—	—	1,732	—	—	—	1,732
Repurchase of vested stock options and restricted stock units	—	—	—	—	(8,184)	—	—	—	(8,184)
Repurchase of Treasury Stock	—	—	—	—	—	(2,331)	—	—	(2,331)

Balance at March 31, 2020	10,861,636	$106	—	$—	$53,324	$(23,529)	$(1,534,060)	$(64,197)	$(1,568,356)

Net income (loss)	—	—	—	—	—	—	44,750	—	44,750
Other comprehensive (income) loss, net of taxes	—	—	—	—	—	—	—	15,729	15,729
Vesting of restricted stock units	18,181	—	—	—	—	—	—	—	—
Stock Based Compensation	—	—	—	—	3,273	—	—	—	3,273
Exercise of Options	1,746	—	—	—	108	—	—	—	108
Repurchase of Treasury Stock	—	—	—	—	—	(980)	—	—	(980)

Balance at March 31, 2021	10,881,563	$106	—	$—	$56,705	$(24,509)	$(1,489,310)	$(48,468)	$(1,505,476)

Net income (loss)	—	—	—	—	—	—	(21,137)	—	(21,137)
Other comprehensive (income) loss, net of taxes	—	—	—	—	—	—	—	719	719
Stock Based Compensation	—	—	—	—	3,760	—	—	—	3,760
Equity to liability award modification	—	—	—	—	(24,563)	—	—	—	(24,563)

Balance at July 31, 2021	10,881,563	$106	—	$—	$35,902	$(24,509)	$(1,510,447)	$(47,749)	$(1,546,697)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)

(Dollars in thousands, except share data)

	Class A Voting Common Stock		Class B Non-Voting Common Stock		Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Successor
Balance at August 1, 2021	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	155,000,000	1,550	1,312,026	13	1,561,557	—	—	—	1,563,120
Receivables from sale of Class B non-voting common stock	—	—	—	—	(12,511)	—	—	—	(12,511)
Net income (loss)	—	—	—	—	—	—	(598,238)	—	(598,238)
Other comprehensive (income) loss, net of taxes	—	—	—	—	—	—	—	(3,420)	(3,420)

Balance at March 31, 2022	155,000,000	$1,550	1,312,026	$13	$1,549,046	$—	$(598,238)	$(3,420)	$948,951

See accompanying notes to the consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

1. Basis of Presentation and Accounting Policies

Platinum (as defined below) formed McGraw Hill, Inc. (formerly known as Mav Holding Corporation) on June 8, 2021, and on July 31, 2021, Mav Acquisition Corporation, an investment vehicle of certain private investment funds sponsored and ultimately controlled by Platinum Equity, LLC (together with its affiliated investment vehicles, “Platinum”), acquired 100% of the equity interests in McGraw-Hill Education, Inc. pursuant to a Securities Purchase Agreement, dated June 14, 2021 (as amended, the “Acquisition Agreement”), for a purchase price of $4,713,038 (the “Acquisition”). Immediately following the consummation of the Acquisition, Mav Acquisition Corporation merged with and into McGraw-Hill Education, Inc. with McGraw-Hill Education, Inc. being the surviving entity and McGraw-Hill Education, Inc. being indirectly owned by McGraw Hill, Inc.

McGraw Hill, Inc. conducts its operations through its subsidiaries, including its indirect subsidiary McGraw-Hill Education, Inc., a Delaware corporation and operating company that is doing business as and that we refer to as “McGraw Hill.” As used in accompanying consolidated financial statements, unless the context otherwise indicates, any reference to “our Company,” “the Company,” “us,” “we” and “our” refers, prior to giving effect to the consummation of the Acquisition (as defined herein), to our predecessor, McGraw Hill, together with its consolidated subsidiaries, and after giving effect to the consummation of the Acquisition, to our successor, McGraw Hill, Inc., together with its consolidated subsidiaries.

Successor and Predecessor Basis of Presentation

The Acquisition was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, and the resulting new basis of accounting is reflected in the Company’s consolidated financial statements for all periods beginning after July 31, 2021.

The accompanying consolidated financial statements of the Company include all the accounts of McGraw Hill, and its subsidiaries for periods designated as “Successor” and relate to periods after the Acquisition. Periods designated as “Predecessor” relate to periods prior to the Acquisition and include all the accounts of McGraw-Hill Education, Inc. and its subsidiaries. The period prior to July 31, 2021 is referred to herein as the “Predecessor.” The period from August 1, 2021 through March 31, 2022 is referred to herein as the “Successor.” The Successor includes certain acquisition-related expenses of the Transaction (see Note 3, “Business Combinations”). For the period from June 8, 2021 through July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the McGraw-Hill Education, Inc. acquisition, which were not significant.

The accompanying consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are therefore, not comparable.

McGraw Hill, Inc. is a leading global education company serving the entire learning lifecycle, from K-12 to higher education and through professional learning.

Our business is comprised of the following four operating segments:

•

K-12:    In the K-12 market in the United States, we sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions.

•

Higher Education:    In the higher education market in the United States, we provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. The primary users of our solutions are students enrolled in two-and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. We also increasingly sell via our proprietary e-commerce platform, primarily directly to students, and through our formal rental program with rental agreements with all major distribution partners.

•

Global Professional:    We are a leading global provider of medical, technical, engineering and business content for the global professional, education and test preparation communities serving more than 2,600 customers, including corporations, academic institutions, libraries and hospitals.

•

International:    We leverage our global scale, brand recognition and extensive product portfolio to serve students in the higher education and K-12 markets in more than 100 countries outside of the United States. Our products and solutions for the International segment are produced in more than 80 languages and primarily originate from our offerings produced for the United States market which are later adapted to meet the needs of individual geographies, as needed.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and all intercompany transactions and balances have been eliminated. In the opinion of management, the accompanying consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. Changes in our customers’ ordering patterns may affect the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for credit losses and sales return reserves, valuation of inventories,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

pre-publication costs, accounting for the impairment of long-lived assets (including other intangible assets), valuation of right of use assets, goodwill and indefinite-lived intangible assets, purchase price allocation of acquired businesses, restructuring, stock-based compensation, income taxes and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of interest bearing demand deposits with daily liquidity, money market and time deposits. The balance also includes cash that is held by the Company outside the United States to fund international operations or to be reinvested outside of the United States. The investments and bank deposits are stated at cost, which approximates market value. These investments are not subject to significant market risk.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recognized net of an allowance for credit losses.

Allowance for Estimated Credit Losses

The allowance for credit losses on accounts receivable is based on historical analysis, a review of outstanding balances and current conditions. In determining credit losses, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. Credit losses are charged against the allowance for credit losses when the receivable is determined to be uncollectible. The change in the allowance for credit losses is reflected as part of Operating and administrative expenses in our consolidated statement of operations.

Our historical loss rates have not shown any significant differences between customer profiles or geographies, and, upon adoption of ASU 2016-13, Financial Instruments —Credit Losses (“ASU 2016-13”).

Sales Returns

The allowance for sales return reserves is a significant estimate, which is based on historical rates of return, timing of returns and market conditions. The provision for sales returns is reflected as a reduction to Revenues in our consolidated statements of operations for sales recognized as revenue and as a reduction to Deferred revenue in our consolidated balance sheet for sales which have not been recognized yet. Sales returns are charged against the reserve as products are returned to inventory.

Concentration of Credit Risk

As of March 31, 2022 (Successor) and March 31, 2021 (Predecessor), two customers comprised 24% and 22%, respectively, of the gross accounts receivable balance which is reflective of concentration and seasonality in our industry. In addition, the Company mitigates concentration of credit risk with respect to accounts receivable by performing ongoing credit evaluations of its

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

customers and by periodically entering into arrangements with third parties who have agreed to provide credit insurance or purchase our accounts receivables of certain customers in the event of the customer’s financial inability to pay, subject to certain limitations.

For all periods presented, the Company had no single customer that accounted for 10% of our gross revenue. The loss of, or any reduction in sales from, a significant customer or deterioration in their ability to pay could harm our business and financial results.

Inventories, net

Inventories, consisting principally of books, are stated at the lower of cost or net realizable value and are valued using the first in first out (“FIFO”) method. The majority of our inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in inventories, net within the accompanying consolidated balance sheets. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.

Pre-publication Costs, net

Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for prepublication costs are charged as a component of operating and administrative expenses. In evaluating recoverability, we consider management’s current assessment of the marketplace, industry trends and the projected success of programs.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation as of March 31, 2022 and 2021. Depreciation and amortization are recorded on a straight-line basis, over the assets’ estimated useful lives. Buildings have an estimated useful life, for purposes of depreciation, from ten to forty years. Furniture, fixtures and equipment are depreciated over periods not exceeding twelve years. Leasehold improvements are amortized over the life of the lease or the life of the assets, whichever is shorter. The Company evaluates the depreciation periods of property, plant and equipment to determine whether events or circumstances warrant revised estimates of useful lives.

Royalty Advances

Royalty advances are initially capitalized and subsequently expensed, within cost of sales, as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff reviews its portfolio of royalty advances at a minimum quarterly to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that we believe is not recoverable is expensed. The net amount of royalty advances were $4,859 and $4,759 as of March 31, 2022 (Successor) and March 31, 2021 (Predecessor), respectively, and is included within other non-current assets in the consolidated balance sheets.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, generally three years, using the straight-line method and are included within depreciation in the consolidated statements of operations. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization. Gross deferred technology costs were $50,513 and $236,218 as of March 31, 2022 (Successor) and March 31, 2021 (Predecessor), respectively. Accumulated amortization of deferred technology costs were $4,451 and $163,695 as of March 31, 2022 (Successor) and March 31, 2021(Predecessor), respectively. Amortization of deferred technology costs was $4,451 for the period from August 1, 2021 to March 31, 2022 (Successor), and $14,062 for the period from April 1, 2021 to July 31, 2021 (Predecessor). Amortization of deferred technology costs for the year ended March 31, 2021 and 2020 (Predecessor), was $35,350 and $37,806, respectively.

Cloud Computing Arrangements

We capitalize certain implementation costs for cloud computing arrangements that meet the definition of a service contract in accordance with ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software. Capitalized costs include external direct costs for materials and services. Software maintenance and training costs are expensed in the period in which they are incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years beginning when the module or component of the hosting arrangement is ready for its intended use. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized costs for internal use software are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization. Capitalized implementation costs for cloud computing arrangements accounted for as service contracts were $2,452 and $323 as of March 31, 2022 (Successor) and March 31, 2021

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

(Predecessor), respectively. Accumulated amortization of cloud computing costs was $0 as of March 31, 2022 (Successor) and 2021 (Predecessor), respectively.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company’s acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company has historically performed its annual testing for goodwill and indefinite-lived intangible asset impairment as of March 31. We have four reporting units, K-12, Higher Education, Global Professional and International with goodwill and indefinite-lived intangible assets that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts we perform a quantitative impairment test. If the results of our quantitative assessment determine that the carrying value exceeds the fair value of the reporting unit or indefinite-live intangible assets, then the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit or indefinite-lived assets fair value.

To perform the quantitative impairment test, the Company uses the discounted cash flow method and a market-based valuation model to estimate the fair value of the reporting units. The discounted cash flow method incorporates various assumptions, the most significant being projected revenue growth rates, operating profit margins and cash flows, the terminal growth rate, and the discount rate. The Company projects revenue growth rates, operating margins and cash flows based on each reporting unit’s current business, expected developments, and operational strategies over a five-year period. In estimating the terminal growth rates, the Company considers its historical and projected results, as well as the economic environment in which its reporting units operate. The discount rates utilized for each reporting unit reflect the Company’s assumptions of marketplace participants’ cost of capital and risk assumptions, both specific to the reporting unit and overall in the economy. The market-based approach incorporates the use of revenue and earning multiples based on market data as well as the consideration of transactions involving acquisitions of control in similar entities to determine a value for a particular business. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

In connection with the Acquisition the Company recorded $2,729,940 of goodwill which was allocated to each reporting unit. As of March 31, 2022, the Company recorded an impairment charge of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

$385,000, reducing the Higher Education reporting unit goodwill to $1,175,022. The impairment charge resulted primarily from a revision of previously projected revenue, discount rate and market multiples given current market conditions.

The Company also recorded $576,000 of indefinite live Trademarks in connection with the Acquisition which was allocated to each reporting unit. As of March 31, 2022, the Company recorded an impairment charge of $20,000 related to the Higher Education indefinite-lived Trademarks. The impairment resulted primarily from a revision of previously projected revenue given current market conditions.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. When an impairment exists, long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market observable inputs, discounted cash flows or appraised values, depending upon the nature of the assets.

As a result of the triggering event identified in the fourth quarter of 2022, we also performed an impairment test on our long-lived assets using an undiscounted cash flow model, which was then compared to carrying value of the asset groups evaluated. Estimates and significant assumptions included in the long-lived asset impairment analysis included identification of the primary asset in each asset group and undiscounted cash flow projections. We concluded that our long-lived assets were not impaired based on the results of the quantitative analyses performed.

Fair Value Measurements

In accordance with authoritative guidance for fair value measurements, certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is defined as the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The carrying amount of the Company’s financial assets and liabilities, such as cash and cash equivalents, prepaid and other current assets, accounts payable and accrued expenses approximate their fair value because of the short maturity of those instruments.

Financial Assets and Liabilities

On a recurring basis, we measure certain financial assets and liabilities at fair value. The accounting standard for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty and its credit risk in its assessment of fair value.

Non-Financial Assets and Liabilities

Non-financial assets and liabilities for which the Company employs fair value measures on a non-recurring basis include goodwill, other intangible assets, property, plant, and equipment and operating lease assets. However, if certain trigger events occur, or if an annual quantitative impairment test is required, we evaluate the non-financial assets for impairment. If an impairment did occur, the asset is required to be recorded at the estimated fair value.

The following table presents our non-financial assets measured at fair value on a nonrecurring basis during March 31, 2022:

	As of March 31, 2022	Significant Unobservable Inputs (Level 3)	Total impairment
Non-financial assets
Goodwill	$2,852,673	$2,852,673	$(385,000)
Indefinite lived intangibles assets	556,000	556,000	(20,000)

	$3,408,673	$3,408,673	$(405,000)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Fair Value of Debt

The following table presents the carrying amounts and estimated fair market values of our debt at March 31, 2022 and 2021. The fair value of debt is deemed to be the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date.

	Successor		Predecessor
	As of March 31, 2022		As of March 31, 2021
	Carrying Amount	Estimated Fair Value (Level 2)	Carrying Amount	Estimated Fair Value (Level 2)
Term Loan Facility	$2,114,375	$2,088,000	$—	$—
2022 Secured Notes	900,000	852,750	—	—
2022 Unsecured Notes	717,500	676,244	—	—
2016 Senior Notes	—	—	33,661	33,324
2021 Senior Secured Notes	—	—	686,695	693,562
2016 Term Loan Facility	—	—	1,367,175	1,368,884
2021 Term Loan Facility	—	—	26,881	27,015

	$3,731,875	$3,616,994	$2,114,412	$2,122,785

The fair market values of our debt were estimated based on quoted market prices on a private exchange for those instruments that are traded and are classified as Level 2 within the fair value hierarchy at March 31, 2022 and 2021. The fair market values require varying degrees of management judgment. The factors used to estimate these values may not be valid on any subsequent date. Accordingly, the fair market values of the debt presented may not be indicative of their future values.

Financial Instruments

We enter into interest rate hedge agreements to manage risks associated with interest rate exposures and are not used for trading or speculative purposes. Interest rate swap agreements are derivative financial instruments and generally involve the conversion of variable-rate debt to fixed-rate debt over the life of the interest rate swap agreement without exchange of the underlying notional amount.

Interest rate swap agreements which are designated and qualify as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. The Company prepares written hedge documentation for all interest rate swap agreements which are designated as cash flow hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management’s assertion that the hedge will be highly effective.

For designated hedging relationships, the Company performs retrospective and prospective effectiveness testing to determine whether the hedging relationship has been highly effective in offsetting changes in cash flows of hedged items and whether the relationship is expected to continue to be highly effective in the future. Assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed at least quarterly. The effective portion of the changes in the fair value of an interest rate swap that is highly effective and that has been designated and qualifies as a cash flow

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

hedge are initially recorded in accumulated other comprehensive income (loss) and reclassified to earnings in the same period that the hedged item impacts earnings or when the hedging relationship is terminated. The ineffective portion of the gain or loss, if any, is recognized in earnings.

The Company recognizes all interest rate swap agreements as assets or liabilities in the balance sheet at fair value and is included with other non-current assets or other non-current liabilities, respectively. Cash flows from interest rate swap agreements used to manage interest rate risk are classified as operating activities. In addition, we enter into interest rate swap agreements with a variety of financial institutions that we believe are creditworthy in order to reduce our concentration of credit risk.

Foreign Currency Translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the U.S. operations or where a majority of revenue and/or expenses is United States Dollar denominated, the United States dollar is the functional currency. For local currency operations, assets and liabilities are translated into United States dollars using end-of-period exchange rates, and revenue and expenses are translated into United States dollars using weighted-average exchange rates. Differences arising from the exchange rate changes are recorded within foreign currency translation adjustments, a component of other comprehensive income (loss).

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of ASC 718, Compensation—Stock Compensation. For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date fair value and expensed over the vesting term when the performance targets are considered probable of being achieved. For awards subject to both performance-based and market-based vesting conditions, the value of the instrument is measured at the grant date as the fair value and expensed using an accelerated recognition method once the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for service based awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period. Forfeitures are accounted for as they occur.

Revenue Recognition

Revenue is recognized when control of goods are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods. We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.

Our performance obligation for print products is typically satisfied at the time of shipment to the customer, which is when control transfers to the customer. For print products, such as workbooks, that are multi-year contracts, each academic year represents a distinct performance obligation which is satisfied when each academic year’s delivery to the customer takes place.

Our digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and our performance obligation is satisfied ratably over the life of the digital products’ subscription.

Our contracts with customers often include multiple performance obligations, including gratis performance obligations. For contracts that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (“SSP”) method, inclusive of gratis performance obligations, pursuant to which the transaction price is allocated to each performance obligation based on the proportion of the SSP of each performance obligation to the sum of the SSPs of all of the performance obligations in the contract. We determine the SSP based on our historical pricing for the distinct performance obligation when sold separately.

Cost of Sales

Cost of sales includes expenses directly attributable to the production of our products. Costs associated with our products include variable costs such as paper, printing and binding, content related royalty expenses, directly related hosting costs, gratis costs (products provided at no charge as part of the sales transaction), certain transportation and freight costs and inventory obsolescence. Gratis costs are predominately incurred in our K-12 business and tend to be higher for adoption state sales as compared to open territory sales. As such, these costs will vary based upon the level of adoption state sales during a given period. Cost of sales also includes royalty expense where author developed content is used, primarily in our Higher Education and Global Professional segments.

Leases

For operating lease arrangements with terms greater than 12 months, we record a lease liability and right-of-use asset on our consolidated balance sheets at the lease commencement date. We measure lease liabilities based on the present value of the total lease payments not yet paid. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate at the lease commencement date to determine the present value of the total lease payments. We measure right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services which are factored into our determination of lease payments, however, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement, and we do not allocate consideration between lease and non-lease components. For short-term leases, we record expense in our consolidated statement of operations on a straight-line basis over the lease term.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Shipping and Handling Costs

All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of cost of sales. We recognized shipping and handling revenue of $10,691 for the period from August 1, 2021 to March 31, 2022 (Successor), and $9,099 for the period from April 1, 2021 to July 31, 2021 (Predecessor). For the years ended March 31, 2021 (Predecessor) and 2020 (Predecessor), we recognized $15,936 and $17,131, respectively.

Income Taxes

The Company’s operations are subject to United States federal, state and local income taxes, and foreign income taxes.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carry back years, feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on current audits and recent settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax provision (benefit) within the consolidated statement of operations.

Contingencies

We accrue for loss contingencies when both (i) information available prior to issuance of the financial statements indicates that it is probable that a loss had been incurred at the date of the financial statements and (ii) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred. Neither an accrual nor disclosure is required for losses that are deemed remote.

Earnings (loss) per share

The Company computes net income (loss) per share in accordance with ASC Topic 260, “Earnings per share” which requires presentation of both basic and diluted earnings per share (“EPS”)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

on the face of the income statement. Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Dilutive earnings (loss) per share amounts are based on the weighted average number of common shares outstanding, including the effect of all dilutive potential common shares that were outstanding during the period using the treasury stock method. Dilutive earnings (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive.

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This standard requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in Topic 350-40 to determine which implementation costs to capitalize as assets. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805). The amendments in this update primarily address the accounting for contract assets and contract liabilities from revenue contracts with customers in a business combination. The guidance requires an acquirer to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination in accordance with ASC Topic 606 “Revenue from contracts with Customers” (“Topic 606”). This will result in companies recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date. This standard is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company early adopted the standard and retrospectively applied it to all business combinations that occur during the fiscal year 2022, as required by the standard in the year of adoption. As a result, the Company recorded the deferred revenue assumed related to the Acquisition and the Achieve3000 Acquisition in accordance with ASC 606.

Recently issued FASB accounting standard codification updates, except for the above standard, did not have a material impact to the Company’s consolidated financial statements for all the periods presented.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

2. Revenue from Contracts with Customers

Disaggregation of Revenue

The following table summarizes our revenue from contracts with our customers disaggregated by segment and product type for the Successor period from August 1, 2021 to March 31, 2022, the Predecessor period from April 1, 2021 to July 31, 2021, and the Predecessor years ended March 31, 2021 and 2020:

	Successor			Predecessor
	August 1, 2021 to March 31, 2022			April 1, 2021 to July 31, 2021
	Digital	Print (1)	Total	Digital	Print (1)	Total
Reported Revenue by segment:
K-12	$236,682	$230,815	$467,497	$95,462	$227,690	$323,152
Higher Education	376,033	73,555	449,588	178,749	36,143	214,892
Global Professional	55,981	43,317	99,298	26,955	21,943	48,898
International	56,500	61,742	118,242	26,033	42,196	68,229
Other(2)	166	4,826	4,992	—	(4,568)	(4,568)

Total Reported Revenue	$725,362	$414,255	$1,139,617	$327,199	$323,404	$650,603

(1)	Print revenue contains traditional print, consumable print workbooks and custom revenue.
(2)	Includes in-transit product sales and intersegment revenues adjustments that are not included with segment revenues reviewed by our Chief Operating Decision Maker (“CODM”).

	Predecessor
	Year Ended March 31, 2021			Year Ended March 31, 2020
	Digital	Print (1)	Total	Digital	Print (1)	Total
Reported Revenue by segment:
K-12	$253,512	$330,157	$583,669	$239,751	$354,278	$594,029
Higher Education	525,933	123,154	649,087	462,749	166,614	629,363
Global Professional	79,542	62,799	142,341	73,433	83,269	156,702
International	66,986	101,965	168,951	55,131	147,689	202,820
Other(2)	1,067	(410)	657	2,128	(286)	1,842

Total Reported Revenue	$927,040	$617,665	$1,544,705	$833,192	$751,564	$1,584,756

(1)	Print revenue contains traditional print, consumable print workbooks and custom revenue.
(2)	Includes in-transit product sales and intersegment revenues adjustments that are not included with segment revenues reviewed by our Chief Operating Decision Maker.

K-12

Our performance obligation from traditional print products is typically satisfied at the time of shipment, which closely aligns with when a school district takes possession of the required number of products at the outset of a multi-year adoption. Traditional print products are typically re-used by students over the term of the adoption, and school districts will occasionally purchase replacement products due to wear or increasing enrollment over the life of the adoption. Sales of these replacement products are known as residual sales, from which we derive a significant portion of our revenue. Our digital solutions are sold as a subscription, which states and districts generally pay for at the beginning

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

of a multi-year adoption. We defer revenue related to digital solutions for the entirety of the contract upfront and satisfy our performance obligation ratably over the term of the contract. Revenues for print workbooks are deferred when we enter into a multi-year contract and our performance obligation is satisfied when delivery takes place, often at the beginning of each academic year over the contract term.

Higher Education

Digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and our performance obligation is satisfied over the life of the subscription. For our print products, our performance obligation is typically satisfied at the time of shipment directly to the student or to our distribution partners, who typically order products several weeks before the beginning of an academic semester to ensure sufficient physical product inventory. In all cases, revenue is recognized at the time control transfers to the customer.

Global Professional

Our performance obligations for traditional print products are typically satisfied upon shipment, while our performance obligations for digital products are satisfied over the contractual term.

International

Revenue recognition for international products is similar to products sold in the United States, primarily in the Higher Education market. Our performance obligations for traditional print products are typically satisfied upon shipment, while digital performance obligations are satisfied over the contractual term of the product.

Deferred Commission Costs

Our incremental direct costs of obtaining a contract, which consist of sales commissions, are deferred and amortized over the expected period of benefit or the related contractual renewal period, depending on whether the contract is an initial or renewal contract, respectively. We classify deferred commission costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred commission costs are included in prepaid and other current assets, and other non-current assets, respectively, in our consolidated balance sheets. We recognize these costs within operating and administrative expenses in our consolidated statements of operations. Deferred commission costs were as follows:

	Successor	Predecessor
	As of	As of
	March 31, 2022	March 31, 2021
Current	$12,369	$8,307
Non-current	19,391	17,393

Total Deferred Commission Costs	$31,760	$25,700

Amortization expense related to deferred commission costs was $13,444 for the period from August 1, 2021 to March 31, 2022 (Successor) and $8,388 for the period from April 1, 2021 to July 31, 2021 (Predecessor). For the year ended March 31, 2021 (Predecessor) and 2020 (Predecessor), amortization expense was $8,694 and $8,322, respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Contract Assets and Contract Liabilities

Our contract assets consist of unbilled receivables that are recorded for contracts with performance obligations that have been satisfied but have not yet been billed. Contract assets are included in accounts receivable, net, on our consolidated balance sheets.

Our contract liabilities consist of revenues from our digital subscription products and multi-year consumable products that are deferred at the time of sale and are recognized in earnings on a pro-rata basis over the term of the subscription or contract period. We classify contract liabilities as current or non-current deferred revenue on our consolidated balance sheets based on the timing of when we expect to recognize revenue.

Contract assets and contract liabilities consisted of the following:

	Successor	Predecessor
	As of	As of
	March 31, 2022	March 31, 2021
Contract assets	$18,320	$4,082
Contract liabilities (deferred revenue):
Current	616,571	568,396
Non-current	653,852	618,693

Total Contract liabilities	$1,270,423	$1,187,089

Revenue recognized during the period from August 1, 2021 to March 31, 2022 (Successor) from amounts included within deferred revenue as of March 31, 2021 (Predecessor), was approximately $255,208. Revenue recognized during the period from April 1, 2021 to July 31, 2021 (Predecessor) from amounts included within deferred revenue as of March 31, 2021 (Predecessor), was approximately $308,656.

Revenue recognized during the years ended March 31, 2021 and 2020 (Predecessor) from amounts included within deferred revenue at March 31, 2020 and 2019 (Predecessor), was approximately $444,855 and $509,073, respectively.

In addition, estimated revenue expected to be recognized in the future related to the $1,270,423 of performance obligations that are unsatisfied or partially satisfied as of March 31, 2022 (Successor) is approximately 82% over the next one to three years.

We expense commission costs when incurred related to customer contracts that have a duration of less than one year. We recognize these costs within operating and administrative expenses in our consolidated statements of operations.

3. Business Combinations

Platinum Acquisition

The Acquisition was accounted for as a business combination in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The fair value of the assets acquired and liabilities assumed was recorded as of August 1, 2021 based on the initial purchase price of $4,713,038. As a result of the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Acquisition, goodwill of $2,729,940 was recorded on the balance sheet. The Acquisition was financed by:

•

Proceeds from (i) the $900,000 of 5.750% Secured Notes due 2028 (the “2022 Secured Notes”) and $725,000 of 8.000% Senior Notes due 2029 (the “2022 Unsecured Notes” and, together with the 2022 Secured Notes, the “2022 Notes”); (ii) a $1,550,000 Term Loan Facility and a $67,500 Revolving Credit Facility borrowed under the Cash Flow Credit Agreement; and (iii) $107,500 of revolving loans borrowed under the ABL Revolving Credit Agreement; (collectively referred to as “the Financing Transaction”) (see Note 9, “Debt”); and

•	An equity investment of $1,425,000 for shares of Class A voting common stock.

The Acquisition occurred simultaneously with:

•	The closing of the Financing Transactions and equity investment described above; and

•

The termination of the Company’s previous outstanding debt, which consisted of: $1,364,000 of 2021 Term Loan Facility, $687,000 of 2021 Senior Secured Notes, $95,000 of Receivables Facility, and $34,000 of 2016 Senior Notes (see Note 9, “Debt”).

The Acquisition and payment of any related costs are collectively herein referred to as the “Transaction.”

The Company incurred $102,651 in transaction costs related to the Acquisition, of which, $29,036 was capitalized as deferred financing costs and $3,355 was recorded within “prepaid and other current assets” in our consolidated balance sheets.

Purchase Price

The Acquisition has been accounted for using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recognized at their estimated fair values as of the acquisition date, with any excess of the purchase price attributed to goodwill. The estimated fair values have been determined based upon assumptions related to the future cash flows, discount rates and asset lives utilizing currently available information as of the acquisition date. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$327,946
Accounts receivable	466,500
Inventory	240,101
Prepaid and other current assets	100,435
Prepublication costs	158,450
Property and equipment	155,866
Operating lease right-of-use assets	67,288
Identifiable intangible assets	2,233,000
Other non-current assets	189,725
Accounts payable and accrued expenses	(359,553)
Deferred revenue	(1,191,820)
Operating lease liabilities	(99,450)
Other current liabilities	(169,979)
Deferred income tax	(92,736)
Other long-term liabilities	(42,675)
Goodwill	2,729,940

Purchase Price	$4,713,038

Goodwill consists primarily of intangible assets related to the know how and design of the Company’s products that do not qualify for separate recognition as well as assembled work force. The goodwill is not deductible for tax purposes due to the form of the transaction.

At the date of acquisition, under the Acquisition Agreement, $100,000 of the purchase price was deferred to be paid at the one year anniversary of the closing of the Acquisition. This is included within other current liabilities on the consolidated balance sheet at present value of $97,749. This was paid at the one year anniversary of the closing of the Acquisition.

The fair values of the acquired intangible assets will be amortized over their useful lives, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of the years digits method.

	Fair Value	Useful Lives
Trademarks	$576,000	Indefinite
Customers	200,000	6 - 14 years
Content	1,200,000	10 - 15 years
Technology	257,000	7 years

At the closing of the Acquisition, the transaction was structured as an acquisition of the stock of McGraw-Hill Education, Inc. and subsidiaries for U.S. income tax purposes. Deferred income tax liabilities of $484,565 have been provided for the difference in fair value of assets and liabilities over the carryover tax basis in connection with the acquisition method of accounting. In connection with the acquisition method of accounting for the Acquisition, on August 1, 2021, the Company determined that a valuation allowance was no longer required on its net domestic deferred tax assets and recognized

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

net domestic deferred tax assets of $385,835. The Company has sufficient taxable temporary differences related to intangibles and other fair value adjustments from the Acquisition that will generate future taxable income, as such, no valuation allowance was required subsequent to the Acquisition on the net domestic deferred tax assets.

Achieve3000 Acquisition

On November 1, 2021, the Company acquired 100% of the issued and outstanding shares of AC Holdco, Inc. (“Achieve3000”), for cash consideration of $701,118 subject to typical closing adjustments (the “Achieve3000 Acquisition”). Achieve3000 is a recognized leader in differentiated instruction and learning acceleration for K-12 students in 50 states and 49 countries.

The Achieve3000 Acquisition was accounted for as a business combination in accordance with Topic 805. The preliminary fair value of the assets acquired and liabilities assumed was recorded as of November 1, 2021 based on the adjusted purchase price of $630,994, net of cash acquired of $70,124. As a result of the Achieve3000 Acquisition, goodwill of $502,857 was recorded on the balance sheet. The Company has finalized the purchase accounting related to Achieve3000 and the below amounts represent final fair values. Achieve3000 is recorded within our K-12 segment.

The above transaction was financed by the issuance of an incremental term loan under the Term Loan Facility of $575,000, an equity contribution of $125,000 by Platinum and Company cash. The proceeds were used to fund the consideration paid which included payment of transaction fees, payment to shareholders and repayment of existing outstanding debt that was not assumed at the closing of the Achieve3000 Acquisition. The repayment of the debt has been included as a component of consideration transferred and is presented in “Acquisition of Achieve3000” in the Company’s consolidated statement of cash flows.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

In addition, the Company incurred $20,400 in compensation expense due to the accelerated vesting of Achieve3000 legacy stock based compensation plan. Prior to the closing of the transaction, Achieve3000 maintained a stock based compensation plan which vested subject to continued services to Achieve3000 based on a performance and time based vesting schedule and accelerated vesting of certain granted units upon a change of control with Achieve3000 board of directors approval. On the date of the Closing, the board of directors of Achieve3000 approved the immediate vesting of all award holders and the Company recorded $20,400 in compensation as a post combination expense related to the Achieve3000 Acquisition. The accelerated compensation expense is included in operating and administrative expenses on our consolidated statement of operations for the period August 1, 2021 to March 31, 2022 (Successor).

Cash and equivalents	$70,124
Accounts receivable	23,392
Prepaid and other current assets	8,627
Operating lease right-of-use assets	6,705
Identifiable intangible assets	215,000
Other non-current assets	5,866
Accounts payable and accrued expenses	(180)
Accrued compensation	(5,360)
Deferred revenue	(77,724)
Operating lease liabilities	(6,705)
Other current liabilities	(3,364)
Deferred income tax liability	(38,120)
Goodwill	502,857

Purchase Price	$701,118

Goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce that will help accelerate product development and go to market strategy. The goodwill is not deductible for tax purposes due to the form of the acquisition.

The fair values of the acquired intangible assets will be amortized over their useful lives, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis. Trademark intangibles are amortized using the sum of the years digits method.

	Fair Value	Useful Lives
Trademarks	$20,000	10 years
Customers	25,000	6 years
Technology	170,000	6-8 years

At the closing of the Achive3000 Acquisition, the transaction was structured as an acquisition of the stock of AC Holdco, Inc. and subsidiaries for U.S. income tax purposes. Deferred income tax liability of $38,120 has been provided for the difference in fair value of assets and liabilities over the carryover tax basis in connection with the acquisition method of accounting.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Unaudited Pro Forma Financial Information

The following table provides the unaudited pro forma financial information for the Company, prepared in accordance with ASC 805, for the years ended March 31, 2022 and 2021, as if the acquisitions occurred on April 1, 2020:

	For the year ended
	March 31, 2022	March 31, 2021
Pro forma revenue	1,857,614	1,638,128
Pro forma net income (loss)	(650,170)	(209,771)

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisitions taken place on the date indicated, or the future consolidated results of operations of the Company. The pro forma financial information presented above has been derived from the historical consolidated financial statements of the Company and from the historical accounting records of Achieve3000.

The unaudited pro forma financial information gives pro forma effect to the acquisitions, as if they had occurred on April 1, 2020, which includes adjustments to reflect: (i) the application of the acquisition method of accounting under the provisions of ASC 805; (ii) the impact of the Financing Transactions and the additional $575,000 of incremental borrowings under the Term Loan Facility that was used to finance the Achieve3000 Acquisition on interest expense and debt issuance costs; (iii) the impact of the repayment of the Predecessor’s existing debt as described in Note 9, “Debt;” (iv) the compensation expense associated with stock awards that were modified upon acquisition to liability awards with a post-acquisition service period; (v) advisory fees paid to entities and investment funds affiliated with our equity owners; and (vi) the effect of the above adjustments on income tax expense.

4. Other Income

On April 16, 2021 (Predecessor), the Company sold certain Global Professional titles for a total cash consideration of $3,500 to a third party. The carrying value of these assets was $0. We have recorded this for the period from April 1, 2021 to July 31, 2021 (Predecessor) as other (income) expense in the consolidated statements of operations.

On June 30, 2015, the Company entered into a definitive agreement and consummated the sale of substantially all of the assets and certain liabilities of the Company’s wholly owned CTB business to Data Recognition Corporation (“DRC”). As part of the agreement, the Company was entitled to receive an earn-out in the event that the performance of the CTB business exceeded certain thresholds over a five year period. The Company recognized $2,770 and $9,118 for the years ended March 31, 2021 and 2020, respectively, and is recorded as other (income) expense in the consolidated statements of operations.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

5. Inventories, net

Inventories consist of the following:

	Successor	Predecessor
	As of	As of
	March 31, 2022	March 31, 2021
Finished goods	$236,645	$199,666
Reserves	(10,447)	(46,075)

Inventories, net	$226,198	$153,591

For the period from August 1, 2021 to March 31, 2022 (Successor) inventory obsolescence was $17,699 and for the period from April 1, 2021 to July 31, 2021 (Predecessor) inventory obsolescence was $3,272. For the years ended March 31, 2021 and 2020 (Predecessor) inventory obsolescence was $27,892 and $30,894, respectively, and is included within Cost of sales (excluding amortization of intangibles) in the consolidated statement of operations.

6. Property, Plant and Equipment

		Successor	Predecessor
		As of
	Useful Life	March 31, 2022	March 31, 2021
Furniture and equipment	2 - 12 years	$61,499	$147,679
Buildings and leasehold improvements	2 - 40 years	89,744	95,344
Land and land improvements		4,180	7,852
Less: accumulated depreciation and amortization		(16,646)	(125,139)

Total Property, plant and equipment, net		$138,777	$125,736

For the period from August 1, 2021 to March 31, 2022 (Successor) depreciation expense was $16,646 and for the period from April 1, 2021 to July 31, 2021 (Predecessor) depreciation expense was $8,109. For the years ended March 31, 2021 and 2020 (Predecessor) depreciation expense was $25,853 and $26,900, respectively.

There were no impairments of property, plant and equipment in any of the periods presented.

7. Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the fair value of the net tangible and identifiable assets and liabilities assumed of businesses acquired. The Company performs an annual impairment test of goodwill and intangible assets with indefinite lives at March 31 and also between annual tests if an event occurs or it circumstances change that would more likely than not reduce the fair value of a reporting unit or an indefinite-lived intangible asset below its carrying value.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The following table summarizes the changes in the carrying value of goodwill by reporting segment for the period from August 1, 2021 to March 31, 2022 (Successor):

(Successor)	K-12	Higher Education	Global Professional	International	Total
As of August 1, 2021	$691,971	$1,577,694	$249,109	$249,109	$2,767,883

Achieve3000 Acquisition	502,857	—	—	—	502,857
Adjustment to goodwill	(9,951)	(17,672)	(2,722)	(2,722)	(33,067)
Impairment charge	—	(385,000)	—	—	(385,000)

As of March 31, 2022	$1,184,877	$1,175,022	$246,387	$246,387	$2,852,673

On November 1, 2021, the Company acquired 100% of the issued and outstanding shares of Achieve3000 (see Note 3, “Business Combinations” ), as a result of the Achieve3000 Acquisition, Goodwill of $502,857 was recorded. Goodwill adjustments in the table above represents the working capital adjustment for the Acquisitions as discussed in Note 3, “Business Combinations”.

The following table summarizes the changes in the carrying value of goodwill by reporting segment for the period from March 31, 2020 to July 31, 2021 (Predecessor):

(Predecessor)	K-12	Higher Education	Global Professional	International	Total
As of March 31, 2020	$28,436	$421,608	$37,078	$4,089	$491,211

Additions	5,203	—	—	—	5,203
Adjustment to goodwill	—	4,317	—	—	4,317

As of March 31, 2021	$33,639	$425,925	$37,078	$4,089	$500,731
Additions	—	6,044	—	—	6,044
Adjustment to goodwill	—	(1,280)	—	—	(1,280)

As of July 31, 2021	$33,639	$430,689	$37,078	$4,089	$505,495

On March 16, 2021, the Company acquired Kidaptive, Inc., an adaptive learning platform company with industry-leading expertise in learning science, early learning and data analytics worldwide. Kidaptive, Inc. was acquired for a purchase price of $5,203, which was paid by cash on hand at closing. The Kidaptive, Inc. acquisition was accounted for as a business combination and is recorded within our K-12 segment. The goodwill is deductible for tax purposes due to the form of the transaction.

On April 30, 2021, the Company acquired Triad Interactive, Inc. and Deca Software, LLC (collectively, the “Acquired Companies”). Total cash consideration for Acquired Companies was $9,850 of which $7,800 was paid at closing and $2,050 to be paid on satisfaction of certain future seller obligations. As a result of the acquisition, $6,044 goodwill was recorded which primarily consists of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition.

The Higher Education reporting segment, includes a goodwill adjustment of $4,317 and $(1,280), reflecting the impact from foreign exchange as of March 31, 2021 (Predecessor) and for the period from April 1, 2021 to July 31, 2021 (Predecessor), respectively.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Based on the results of the impairment analysis performed by the Company as of March 31, 2022, we determined that the carrying value of our Higher Education segment exceeded their fair value, which was determined using level 3 fair value measurement. As a result $385,000 impairment was recorded to adjust the carrying amount of goodwill to fair value. The goodwill impairment resulted primarily from a revision of previously projected revenue, discount rate and market multiples given current market conditions. There were no impairment charges recognized relating to the goodwill recorded within the K-12, International or Global Professional reporting units for all the periods presented.

Other Intangible Assets

The following information details the carrying amounts and accumulated amortization of the Company’s intangible assets:

		March 31, 2022
(Successor)	Useful Lives	Gross amount	Accumulated amortization	Accumulated Impairment	Net amount
Content	10 - 15 years	$1,200,000	$(120,648)	$—	$1,079,352
Trademarks	Indefinite	576,000	—	(20,000)	556,000
Trademarks	10 years	20,000	(1,625)	—	18,375
Customers	6 - 14 years	225,000	(19,877)	—	205,123
Technology	7 years	427,000	(34,893)	—	392,107

Total		$2,448,000	$(177,043)	$(20,000)	$2,250,957

		March 31, 2021
(Predecessor)	Useful Lives	Gross amount	Accumulated amortization	Foreign exchange	Impairment	Net amount
Content	8 -14 years	$571,457	$(470,595)	$—	$—	$100,862
Brands	Indefinite	281,000	—	—	—	281,000
Customers	11 - 14 years	147,700	(88,956)	—	—	58,744
Technology	5 years	91,550	(87,928)	(3,622)	—	—
Other intangibles	4 to 10 years	9,050	(7,434)	(566)	—	1,050

Total		$1,100,757	$(654,913)	$(4,188)	$—	$441,656

The Company’s expected aggregate annual amortization expense for existing intangible assets subject to amortization for each of the years, 2023 through 2028 and thereafter, is summarized on the following schedule:

Expected Amortization Expense
2023	$265,453
2024	250,378
2025	235,304
2026	220,229
2027	205,155
2028 and thereafter	518,438

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The fair values of the definite-lived acquired intangible assets are amortized over their useful lives, which is consistent with the estimated useful life of considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content and definite-lived Trademark intangibles are amortized using the sum of years digits method. The weighted average amortization period is 11.6 years. Amortization expense was $177,043 for the period from August 1, 2021 to March 31, 2022 (Successor) and $14,795 for the period from April 1, 2021 to July 31, 2021 (Predecessor). For the years ended March 31, 2021 and 2020 (Predecessor) amortization expense was $54,612 and $65,708, respectively.

Based on the results of the impairment analysis performed by the Company as of March 31, 2022, we determined that the carrying value of our Higher Education Trademarks exceeded their fair value, which was determined using a Level 3 fair value measurement. The Company estimated the fair value by preparing a relief-from-royalty discounted cash flow analysis using forward looking revenue projections, which required us to estimate unobservable factors such as a royalty rate, discount rate, identify relevant projected revenue and terminal value of the Higher Education reporting unit. The discount rate is based on the weighted-average cost of capital method at the date of the evaluation. We performed an impairment test in accordance with ASC Topic 350, Intangibles-Goodwill and Other, on our indefinite-lived assets. As a result, $20,000 impairment was recorded for Higher Education indefinite-lived Trademarks. The impairment resulted primarily from a revision of previously projected revenues given current market conditions.

During the fourth quarter of fiscal year ended March 31, 2020, the novel coronavirus disease 2019 (“COVID-19”) spread across the globe and resulted in government mandated shut-downs, home sheltering and social distancing efforts to mitigate the spread of the virus. The COVID-19 mitigation actions also caused a sharp decrease in our International segment sales. As a result, we determined that it was more likely than not that the fair value of our Brands were less than their carrying value, which triggered the Company to perform an updated impairment assessment as of March 31, 2020. We performed an impairment test in accordance with ASC Topic 350, Intangibles-Goodwill and Other, on our indefinite-lived assets. As a result of our analysis, we determined that the carrying value of our International Brands exceeded their fair value, which was determined using a level 3 fair value measurement. The Company estimated the fair value by preparing a relief-from-royalty discounted cash flow analysis using forward looking revenue projections, which required us to estimate unobservable factors such as a royalty rate, discount rate, identify relevant projected revenue and terminal value of the International reporting unit. The discount rate is based on the weighted-average cost of capital method at the date of the evaluation. As a result of our analysis, we recognized an impairment charge of $3,000 based on a projected reduction of revenues due to the anticipated decline in International demand. There was no impairment charge recorded during the year ended March 31, 2021.

There were no impairment charges recognized for any other intangibles for all the predecessor periods presented.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

8. Other Current Liabilities

Other current liabilities consisted of the following:

	Successor	Predecessor
	As of March 31, 2022	As of March 31, 2021
Sales return reserves	$35,733	$44,955
Deferred purchase price	96,760	—
Accrued interest	28,630	15,556
Finance lease obligations	11,231	10,246
Accrued tax	18,016	15,345
All other current liabilities	43,845	45,061

Other current liabilities	$234,215	$131,163

9. Debt

Successor long-term debt consisted of the following:

		Successor
		As of
	Maturity	March 31, 2022
Term Loan Facility	July 2028	$2,114,375
2022 Secured Notes	August 2028	900,000
2022 Unsecured Notes	August 2029	717,500
ABL Revolving Credit Facilities	July 2026	—

Total debt outstanding		3,731,875
Less: unamortized debt discount		(118,727)
Less: unamortized deferred financing costs		(29,997)
Less: current portion of long-term debt		(21,250)

Long-Term Debt		$3,561,901

Predecessor long-term debt consisted of the following:

		As of
		Predecessor
	Maturity	March 31, 2021
2016 Senior Notes	May 2024	$33,661
2021 Senior Secured Notes	Nov 2024	686,695
2016 Term Loan Facility	May 2022	26,881
2021 Term Loan Facility	Nov 2024	1,367,175
Receivables Facility	August 2023	45,000

Total debt outstanding		2,159,412
Less: unamortized debt discount		(42,835)
Less: unamortized deferred financing costs		(19,932)
Less: current portion of long-term debt		(13,964)

Long-Term Debt		$2,082,681

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Extinguishment of Debt (Predecessor)

In connection with the Acquisition, the Predecessor’s existing debt was repaid in full and was accounted for in accordance with ASC Topic 470 -50, Debt - “Modifications and Extinguishments”. As a result, we incurred a loss on extinguishment of debt of $75,800, which consisted of a portion of the redemption premium paid of $14,397 associated with the 2021 Senior Secured Notes as well as the write-off of unamortized deferred financing costs and original debt discount of $21,932 and $39,471, respectively related to the portion of the debt accounted for as an extinguishment.

Issuance of Debt (Successor)

In connection with the Acquisition, subsidiaries of the Successor entered into the following financing transactions: (1) a Cash Flow Credit Agreement which provides for (i) an initial $1,550,000 term loan facility and (ii) an initial $150,000 revolving credit facility; (2) an ABL Revolving Credit Agreement which provides for (i) a $165,000 U.S. revolving credit facility, subject to U.S. borrowing base capacity and (ii) a $35,000 non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity; (3) the $900,000 aggregate principal amount of 5.750% 2022 Secured Notes and (4) the $725,000 aggregate principal amount of 8.000% 2022 Unsecured Notes. In addition, on November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575,000 under the Term Loan Facility to finance the Achieve3000 Acquisition (Note 3, “Business Combinations”).

Cash Flow Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Credit Agreement (the “Cash Flow Credit Agreement”) which provides for (i) an initial $1,550,000 term loan facility (the “Term Loan Facility”) and (ii) an initial $150,000 revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, collectively, the “Cash Flow Credit Facilities”). On November 1, 2021, McGraw-Hill Education, Inc. borrowed an additional $575,000 under the Term Loan Facility pursuant to an incremental amendment to the Cash Flow Credit Agreement to finance the Achieve3000 Acquisition (Note 3, “Business Combinations”) and related transactions. The Term Loan Facility will mature on July 28, 2028 and is subject to 1% annual amortization payable in equal quarterly installments. The Revolving Credit Facility will mature on July 30, 2026 and is not subject to amortization.

The interest rate applicable to borrowings under the Cash Flow Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin (which is 3.75% for the Term Loan Facility and 3.00% for the Revolving Credit Facility) or (2) LIBOR (or for the Revolving Credit Facility borrowings in permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin (which is 4.75% for the Term Loan Facility and 4.00% for the Revolving Credit Facility). The interest rate on borrowings under the Cash Flow Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0.50%. As of March 31, 2022, the interest rate for the Term Loan Facility was 5.55% per annum.

The following fees are applicable under the Revolving Credit Facility: (a) an unused line fee of 0.50% per annum of the unused portion of Revolving Credit Facility (excluding any swingline loans), (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR Revolving Credit Facility borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

thereunder. In addition, the Term Loan Facility was issued at a discount of 1.00%. As of March 31, 2022, the unamortized debt discount and deferred financing cost were $55,722 and $15,341, respectively, which are amortized over the term of the facility using the effective interest rate method.

As of March 31, 2022, the amount available under the Revolving Credit Facility was $150,000. The amount drawn under the Revolving Credit Facility on the date on which it was initially entered into was $67,500. We paid an upfront fee equal to 0.50% of the Revolving Credit Facility commitments and the initial borrowing was repaid during the three months ended September 30, 2021. In addition, we also incurred an undrawn fee of $478 on unutilized commitments for the year ended March 31, 2022. As of March 31, 2022, the unamortized debt discount and deferred financing cost was $4,700, which is amortized over the term of the facility on a straight line basis. As of March 31, 2022, no amount was outstanding under the Revolving Credit Facility.

All obligations under the Cash Flow Credit Agreement are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries). The lien securing the obligations under the Cash Flow Credit Agreement is a second-priority lien with respect to accounts receivable, inventory and certain other current assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The Cash Flow Credit Facilities are secured pari passu with the 2022 Secured Notes (described below).

The Revolving Credit Facility requires the maintenance of a maximum Consolidated First Lien Net Leverage Ratio, on the last day of any fiscal quarter when aggregate exposures exceed 40% of total revolving commitments (subject to certain exclusions, including issued or undrawn letters of credit), of no greater than 6.95 to 1.00, tested for the four fiscal quarter period ending on such date.

The Cash Flow Credit Agreement also includes customary mandatory prepayment requirements with respect to the term loans under the Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of March 31, 2022, McGraw Hill determined that no mandatory prepayment of the term loans under the Term Loan Facility is required.

The Cash Flow Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on our ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, make investments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or our line of business.

The Cash Flow Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control and other customary events of default subject to certain materiality levels, default triggers and cure and grace periods.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

As of March 31, 2022, we were in compliance with all covenants or other requirements in the Cash Flow Credit Agreement.

As of March 31, 2022, no amount was outstanding under the Revolving Credit Facility.

The fair value of the outstanding Term Loan Facility was approximately $2,088,000 as of March 31, 2022. McGraw Hill estimates the fair value of its Term Loan Facility based on trades in the market. Since the Term Loan Facility does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of March 31, 2022, the remaining contractual life of the Term Loan Facility is approximately 6.4 years.

ABL Revolving Credit Facilities

On July 30, 2021, McGraw-Hill Education, Inc. and certain of its affiliates entered into that certain Revolving Credit Agreement (the “ABL Revolving Credit Agreement”) which provides for (i) a $165,000 U.S. revolving credit facility, subject to U.S. borrowing base capacity (the “U.S. ABL Revolving Credit Facility”) and (ii) a $35,000 non-U.S. revolving credit facility, subject to non-U.S. borrowing base capacity (the “RoW ABL Revolving Credit Facility” and, together with the U.S. ABL Revolving Credit Facility, the “ABL Revolving Credit Facilities”). The ABL Revolving Credit Facilities will mature on July 30, 2026 and are not subject to amortization.

The interest rate applicable to borrowings under the ABL Revolving Credit Facilities is, at McGraw-Hill Education, Inc.’s option, either (1) the base rate plus an applicable margin or (2) LIBOR (or for permitted alternative currencies, such other permitted alternative currency rate) plus an applicable margin. The applicable margin is based on average availability under the ABL Revolving Credit Agreement at such time, and ranges from 1.25% to 1.75% for non-base rate loans and 0.25% to 0.75% for base rate loans. The interest rate on borrowings under the ABL Revolving Credit Facilities is subject to a LIBOR (or such other permitted alternative currency rate) floor of 0% per annum.

The following fees are applicable under the ABL Revolving Credit Facilities: (a) an unused line fee of (i) 0.250% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is less than or equal to 50% of the aggregate commitments under such ABL Revolving Credit Facility or (ii) 0.375% per annum of the unused portion of any ABL Revolving Credit Facility (excluding any swingline loans) when the average daily unused portion of such ABL Revolving Credit Facility is greater than 50% of the aggregate commitments under such ABL Revolving Credit Facility, (b) a letter of credit participation fee accruing at a rate equal to the interest rate margin applicable to LIBOR borrowings on the aggregate stated amount of each letter of credit and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

All obligations under the U.S. ABL Revolving Credit Facility are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and all of its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries). The lien securing the obligations under the ABL Revolving Credit Facilities is a first-priority lien with respect to cash and cash equivalents, accounts receivable, inventory and certain other current and foreign assets, and a second-priority lien with respect to other assets (second in priority to the liens securing

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

the Cash Flow Credit Facilities and the 2022 Secured Notes). In addition to the U.S. obligors, the obligations under the RoW ABL Revolving Credit Facility are additionally guaranteed by, and secured by a lien on, the assets of certain foreign subsidiaries.

The ABL Revolving Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends or make other restricted payments, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or certain burdensome agreements, create certain restrictions on subsidiaries, modify our governing documents, certain junior debt documents or change our line of business.

The ABL Revolving Credit Facilities require the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as set forth in the ABL Revolving Credit Agreement), on any date when Adjusted Availability (as such term is defined in the ABL Revolving Credit Agreement) is less than the greater of (a) 10% of the Line Cap (as such term is defined in the ABL Revolving Credit Agreement) and (b) $12,500, of at least 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Adjusted Availability has exceeded the greater of (a) 10% of the Line Cap and (b) $12,500 for 30 consecutive calendar days. As of March 31, 2022, we were in compliance with all covenants or other requirements in the ABL Revolving Credit Agreement.

The ABL Revolving Credit Facilities provide that, upon the occurrence of certain events of default, McGraw-Hill Education, Inc.’s obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension plan events, certain change of control events and other customary events of default, subject to certain materiality levels, default triggers and cure and grace periods.

As of March 31, 2022, the amount available under the ABL Revolving Credit Facilities was $200,000. At the issuance, $107,500 was drawn under the ABL Revolving Credit Facilities which was repaid during the three months ended September 30, 2021. Borrowings under the ABL Revolving Credit Facilities bear interest at LIBOR plus 1.50%, subject to adjustments, and are payable when the loan matures. In addition, we also incurred an undrawn fee of $428 on unutilized commitments for the year ended March 31, 2022. As of March 31, 2022, the unamortized deferred financing costs were $3,672, which are amortized over the term of the agreement on a straight line basis. This is included within other non-current assets in the consolidated balance sheets.

Availability under the ABL Revolving Credit Facilities excludes amounts outstanding for letters of credit in the amount of $4,279.

2022 Secured Notes and 2022 Unsecured Notes

On July 30, 2021, McGraw-Hill Education, Inc. assumed the obligations of (i) the $900,000 aggregate principal amount of 5.750% 2022 Secured Notes and (ii) the $725,000 aggregate principal amount of 8.000% 2022 Unsecured Notes, each initially issued by Mav Acquisition Corporation.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Interest on each series of the 2022 Notes is payable semi-annually in arrears on February 1 and August 1 of each year, each commencing on February 1, 2022. In March 2022, McGraw Hill repurchased $7,500 of the 2022 Unsecured Notes. The repurchase was accounted for as an extinguishment of debt in accordance with ASC Topic 470 -50, Debt - “Modifications and Extinguishments”.

McGraw Hill may redeem each series of the 2022 Notes at its option at certain redemption prices with respect to such series.

All obligations under the 2022 Secured Notes are guaranteed by, and secured by a lien on the assets of, the direct parent of McGraw-Hill Education, Inc. and its direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenues of excluded U.S. subsidiaries). The lien securing the obligations under the 2022 Secured Notes is a second-priority lien with respect to accounts receivable, inventory and certain other current and foreign assets (second in priority to the lien securing the ABL Revolving Credit Facilities) and a first-priority lien with respect to other assets, in each case, subject to other permitted liens. The 2022 Secured Notes are secured pari passu with the Cash Flow Credit Facilities.

All obligations under the 2022 Unsecured Notes are guaranteed by all of McGraw-Hill Education, Inc.’s direct and indirect wholly owned U.S. subsidiaries (subject to certain customary exceptions, including exceptions based on immateriality thresholds of aggregate assets and revenue of excluded U.S. subsidiaries).

Each series of the 2022 Notes contain certain customary negative covenants and events of default, including, among other things and subject to certain significant exceptions and qualifications, limitations on the ability of McGraw-Hill Education, Inc. and its restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into agreements containing prohibitions affecting its subsidiaries’ ability to pay dividends; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of its assets. As of March 31, 2022, we were in compliance with all covenants or other requirements in the 2022 Notes.

As of March 31, 2022, the unamortized debt discount and deferred financing costs related to the 2022 Secured Notes were $34,501 and $8,087, respectively, which are amortized over the term of the 2022 Secured Notes using the effective interest rate method.

As of March 31, 2022, the unamortized debt discount and deferred financing costs related to the 2022 Unsecured Notes were $28,504 and $6,569, respectively, which are amortized over the term of the 2022 Unsecured Notes using the effective interest rate method.

The fair value of the outstanding 2022 Secured Notes was approximately $852,750 as of March 31, 2022. McGraw Hill estimates the fair value of its 2022 Secured Notes based on trades in the market. Since the 2022 Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of March 31, 2022, the remaining contractual life of the 2022 Secured Note is approximately 6.4 years.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The fair value of the outstanding 2022 Unsecured Notes was approximately $676,244 as of March 31, 2022. McGraw Hill estimates the fair value of the 2022 Unsecured Notes based on trades in the market. Since the 2022 Unsecured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of March 31, 2022, the remaining contractual life of the 2022 Unsecured Note is approximately 7.4 years.

Extinguishment of Debt (Predecessor)

In connection with the Acquisition, the Predecessor’s existing debt was repaid in full and was accounted for in accordance with ASC Topic 470 -50, “Debt - Modifications and Extinguishments”. As a result, we incurred a loss on extinguishment of debt of $75,800, which consisted of a portion of the redemption premium paid of $14,397 associated with the 2021 Senior Secured Notes as well as the write-off of unamortized deferred financing costs and original debt discount of $21,932 and $39,471, respectively related to the portion of the debt accounted for as an extinguishment.

Refinancing Transactions (Predecessor)

On January 6, 2021, the Company amended its existing first lien credit agreement (the “2016 Credit Agreement”) to (i) modify certain provisions of the 2016 Credit Agreement and related loan documents, (ii) to extend the maturity of the term loans under the 2016 Credit Agreement (the “2016 Term Loan Facility”) and to exchange such 2016 Term Loan Facility for new term loans (the “2021 Term Loan Facility”) under a new first lien credit agreement dated as of January 6, 2021 (the “New Credit Agreement”) and (iii) extend the maturity date of existing revolving facility commitments (the “2016 Revolving Facility Commitments”) and to exchange the Existing Revolving Facility Commitments for new revolving facility commitments (the “2021 Revolving Facility Commitments”) under the 2021 Credit Agreement (the “Extension Transactions”).

The Company received consents to the Extension Transactions from holders of approximately $1,560,000 (or approximately 98%) of the 2016 Term Loan Facility and holders of approximately $325,000 (or approximately 93%) of the 2016 Revolving Facility Commitments. On the Closing Date, the Company voluntarily repaid approximately $196,000 of the 2021 Term Loan Facility held by the extending term lenders and voluntarily terminated approximately $65,000 of the 2021 Revolving Facility Commitments of the extending revolving lenders. After giving effect to the repayments and commitment terminations, there were approximately $1,370,000 of 2021 Term Loan Facility and approximately $260,000 of 2021 Revolving Facility Commitments outstanding under the 2021 Credit Agreement. In addition, there were $26,881 of 2016 Term Loan Facility and approximately $25,000 of 2016 Revolving Facility Commitments outstanding under the 2016 Credit Agreement.

In conjunction with the transaction noted above, on January 6, 2021, the Company completed the issuance of $686,695 of new 8% junior-priority senior secured notes due November 2024 (the “2021 Senior Secured Notes”), consisting of (i) $329,503 aggregate principal amount of the 2021 Senior Secured Notes issued for cash; (ii) $346,111 aggregate principal amount of the Senior Secured Notes issued in exchange for the Company’s 7.875% Senior Notes due 2024 issued in 2016 (the “2016 Senior Notes”); and (iii) $11,081 aggregate principal amount of the 2021 Senior Secured Notes issued in exchange for the term loan under MHGE Parent, LLC’s term loan agreement (the “MHGE Parent Term Loan”).

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

We refer to the issuance of the 2021 Term Loan Facility and the 2021 Senior Secured Notes, together with the other transactions described in the paragraphs above, collectively as the “Refinancing”.

The Refinancing was accounted for in accordance with ASC Topic 470 -50, “Debt—Modifications and Extinguishments”. As a result, we incurred a loss on extinguishment of debt of $3,752, associated with the MHGE Parent Term Loan, consisting of a prepayment fees of $1,292 and the write-off of unamortized deferred financing fees of $985 and original debt discount of $1,475 related to the portion of the debt accounted for as an extinguishment. The loss on extinguishment of debt is recorded within Interest expense (income), net in the consolidated statement of operations. With respect to the portion of the debt accounted for as a modification, the Company continued to capitalize $19,074 of the unamortized deferred financing fees and $28,467 of the original debt discount. Furthermore, we incurred $34,798 of creditor and third-party fees on the 2016 Senior Notes, 2021 Senior Secured Notes, 2016 Term Loan Facility and 2021 Term Loan Facility, of which, $3,698 were capitalized as deferred financing fees, $14,481 were capitalized as debt discount and $16,409 were expensed and included within Interest expense (income), net in our consolidated statements of operations for the year ended March 31, 2021 (Predecessor).

2016 Senior Notes (Predecessor)

On May 4, 2016, the Company issued $400,000 aggregate principal amount of the 7.875% Senior Notes due May 2024, (“2016 Senior Notes”) in a private placement. Interest on the 2016 Senior Notes is payable semi-annually in arrears on May 15 and November 15 of each year.

On January 6, 2021, after giving effect to the Refinancing noted above, the Company exchanged $346,111 of the 2016 Senior Notes for 2021 Senior Secure Notes and the aggregate principal amount of $53,889 2016 Senior Notes remained outstanding. The Company also repurchased $17,228 and $3,000 of 2016 Senior Notes on March 4, 2021 and March 18, 2021, respectively.

As of March 31, 2021, the unamortized debt discount and deferred financing costs with respect to the 2016 Senior Notes was $2,153 and $981, respectively, which are amortized over the term of the 2016 Senior Notes using the effective interest method.

The Company may redeem the 2016 Senior Notes at its option, in whole or in part at certain redemption prices.

The 2016 Senior Notes are fully and unconditionally guaranteed by the Company’s direct or indirect wholly owned material domestic subsidiaries.

The 2016 Senior Notes contain certain customary negative covenants and events of default. The negative covenants limit the Company and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage in transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries, restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of the Company assets.

The fair value of the outstanding 2016 Senior Notes was approximately $33,324 as of March 31, 2021. The Company estimates the fair value of its 2016 Senior Notes based on trades in the market.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Since the 2016 Senior Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of March 31, 2021, the remaining contractual life of the 2016 Senior Notes is approximately 3.1 years.

2021 Senior Secured Notes (Predecessor)

In conjunction with the Refinancing noted above, on January 6, 2021, the Company issued $686,695 aggregate principal amount 8.00% junior-priority Senior Secured Notes due November 2024 (the “2021 Senior Secured Notes”). Interest on 2021 Senior Secured Notes is payable semi-annually in arrears on July 15 and January 15 of each year.

As of March 31, 2021, the unamortized debt discount and deferred financing costs with respect to the 2021 Senior Secured Notes $32,687 and $10,687, respectively, which are amortized over the term of the 2021 Senior Secured Notes using the effective interest method.

The Company may redeem the 2021 Senior Secured Notes at their option at certain redemption prices.

All obligations under 2021 Senior Secured Notes are unconditionally guaranteed by the Company’s direct or indirect wholly owned material domestic subsidiaries. The obligations under the 2021 Senior Secured notes are secured by security interests in substantially all the assets of the Company and its direct or indirect wholly owned domestic subsidiaries that are junior in priority to the security interests in such assets in favor of the 2021 Credit Agreement.

The 2021 Senior Secured Notes contain certain customary negative covenants and events of default. The negative covenants limit the Company’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage in transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries, restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of the Company’s assets.

The fair value of the 2021 Senior Secured Notes was approximately $693,562 as of March 31, 2021. The Company estimates the fair value of its 2021 Senior Secured Notes based on trades in the market. Since the 2021 Senior Secured Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of March 31, 2021, the remaining contractual life of the 2021 Senior Secured Notes is approximately 3.72 years.

2016 Credit Agreement (Predecessor)

On May 4, 2016, the Company entered into the 2016 Credit Agreement. The 2016 Credit Agreement provided for senior secured financing of up to $1,925,000, consisting of:

•	a term loan facility in an aggregate principal amount of $1,575,000 with a maturity of 6 years (the “2016 Term Loan Facility”); and

•	a revolving credit facility in an aggregate principal amount of up to $350,000 with a maturity of 5 years (the “2016 Revolving Credit Facility” and together with the 2016 Term Loan Facility, the

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

“2016 Credit Agreement Facilities”), including both a letter of credit sub-facility and a swingline loan sub-facility.

On December 15, 2017, the Company completed an amendment to borrow incremental principal amount of $150,000 under the 2016 Term Loan Facility. The incremental Term Loan Facility was issued at a 0.25% discount and will mature concurrently with the 2016 Term Loan Facility.

On January 6, 2021 (the “Refinancing Date”), the Company completed the amendment to the 2016 Credit Agreement to (i) modify certain provisions of the 2016 Credit Agreement and related loan documents, (ii) following such modification, to extend the maturity of the 2016 Term Loan Facility and to exchange 2016 Term Loan Facility for the 2021 Term Loan Facility under the 2021 Credit Agreement and (iii) extend the maturity date of the 2016 Revolving Facility Commitments and to exchange the 2016 Revolving Facility Commitments for the 2021 Revolving Facility Commitments under the 2021 Credit Agreement (the “Extension Transactions”).

In connection with the Extension Transactions, the 2016 Credit Agreement and certain related loan documents were amended to, among other things, (i) remove all negative covenants and affirmative covenants, (ii) remove all events of default other than payment and bankruptcy related events of default, (iii) remove the asset sale and excess cash flow mandatory prepayment provisions and (iv) release the liens granted to the collateral agent over the assets of the Company and its subsidiaries comprising the “Global Professional” segment of the Company, which liens remain as collateral to secure the obligations under the 2021 Credit Agreement and the New Senior Secured Notes.

Borrowings under the 2016 Credit Agreement Facilities bear interest at a rate equal to a LIBOR or Prime rate plus an applicable margin, 1.00% floor in the case of the 2016 Term Loan Facility. As of March 31, 2021, the interest rate for the 2016 Credit Agreement Facilities was 5.0%. In addition, the 2016 Term Loan Facility was issued at a discount of 0.5%.

As of March 31, 2021, the amount available under the 2016 Revolving Facility Commitments was approximately $25,000. We are required to pay a commitment fee of 0.50% per annum to the lenders under the 2016 Revolving Facility Commitments in respect of the unutilized commitments thereunder. The 2016 Revolving Facility Commitments will mature on May 4, 2021.

The fair value of the loans under the 2016 Term Loan Facility was approximately $27,015 as of March 31, 2021. The Company estimates the fair value of the loans under the 2016 Term Loan Facility based on trades in the market. Since the loans under the 2016 Term Loan Facility do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of March 31, 2021, the remaining contractual life of the 2016 Term Loan Facility is approximately 1.1 years.

2021 Credit Agreement (Predecessor)

The Company received consents to the Extension Transactions from holders of approximately $1,560,000 (or approximately 98%) of the 2016 Term Loan Facility and holders of approximately $325,000 (or approximately 93%) of the 2016 Revolving Facility Commitments. On Refinancing Date, the Company entered into the 2021 Credit Agreement which governs the 2021 Term Loan Facility and

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

the 2021 Revolving Credit Commitments (collectively the “2021 Credit Agreement Facilities”) and voluntarily repaid approximately $196,000 of the 2021 Term Loan Facility held by the extending term lenders and voluntarily terminated approximately $65,000 of the 2021 Revolving Facility Commitments of the extending revolving lenders. After giving effect to the repayments and commitment terminations, there were approximately $1,370,000 of 2021 Term Loan Facility and approximately $260,000 of 2021 Revolving Facility Commitments outstanding under the 2021 Credit Agreement.

All obligations under the 2021 Credit Agreement are fully and unconditionally guaranteed by MHGE Intermediate Holdings and by each of the Company’s direct and indirect wholly owned material domestic subsidiaries. The obligations are secured by first-priority security interests in, subject to permitted liens and certain exceptions, the equity interests of the Company held by MHGE Intermediate Holdings, 100% of the equity interests of domestic and foreign subsidiaries that are directly owned by the Company or any subsidiary guarantor, and substantially all the assets of the Company and the subsidiary guarantors.

Borrowings under the 2021 Credit Agreement Facilities bear interest at a rate equal to LIBOR or Prime rate plus an applicable margin, subject to a 1.00% floor in the case of the 2021 Credit Agreement Facilities. As of March 31, 2021, the interest rate for the Term Loan Facility was 5.75%. In addition, the Term Loan Facility was issued at a discount of 0.25%. As of March 31, 2021, the unamortized debt discount and deferred financing costs was $7,994 and $6,925, respectively, which are amortized over the term of the facility using the effective interest method. The 2021 Term Loan Facility will mature on November 1, 2024.

The 2021 Credit Agreements contains customary financial covenants and events of default under which the obligations thereunder could be accelerated.

As of March 31, 2021, the amount available under the 2021 Revolving Facility was approximately $260,000 (excluding outstanding letters of credit of $4,286,590). In addition, we are required to pay a commitment fee of 0.50% per annum to the lenders under the 2021 Revolving Facility Commitments in respect of the unutilized commitments thereunder. The 2021 Revolving Facility will mature on November 1, 2023.

The 2021 Credit Agreement requires scheduled quarterly principal payments on the term loans under the 2021 Term Loan Facility in amounts equal to 0.25% of the original principal amount of the term loans commencing with the end of the first full fiscal quarter ending after the closing date, with the balance payable at maturity. The 2021 Credit Agreement also includes customary mandatory prepayment requirements with respect to the term loans under the 2021 Term Loan Facility based on certain events such as asset sales, debt issuances and defined levels of excess cash flow. As of March 31, 2021, the Company determined that no mandatory prepayment of the term loans under the 2021 Term Loan Facility is required.

All obligations under the 2021 Credit Agreement Facilities are unconditionally guaranteed by each of MHGE Holdings’ existing and future direct and indirect material, wholly owned domestic subsidiaries. The obligations are secured by substantially all of MHGE Holdings’ assets and those of each subsidiary guarantor, the capital stock of the subsidiary guarantors and 65% of the voting capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interests consist of a first priority lien with respect to the collateral.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The 2021 Credit Agreement includes a springing covenant that requires that the Company, subject to a testing threshold, comply on a quarterly basis with a maximum net first lien senior secured leverage ratio (the ratio of consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA) of (a) with respect to the second, third and fourth fiscal quarters of any fiscal year 4.80 to 1.00 and (b) with respect to the first quarter of any fiscal year, 5.25 to 1.00. The testing threshold is satisfied at any time at which the sum of outstanding revolving credit facility loans, swingline loans and certain letters of credit under the 2021 Revolving Credit Commitments exceeds thirty percent (30%) of the 2021 Revolving Credit Facility. This is tested each quarter end.

Adjusted EBITDA reflects EBITDA as defined in the 2021 Credit Agreement. Solely for the purpose of calculating the springing financial covenant, pre-publication investments should be excluded from the calculation of Adjusted EBITDA.

The 2021 Credit Agreement contains certain customary affirmative covenants and events of default. The negative covenants in the 2021 Credit Agreement include, among other things, limitations on MHGE Holdings’ and its subsidiaries’ ability to incur additional debt or issue certain preferred shares; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of capital stock or make other restricted payments; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; sell assets; enter into certain transactions with affiliates; enter into sale-leaseback transactions; change their lines of business; restrict dividends from their subsidiaries or restrict liens; change their fiscal year; and modify the terms of certain debt or organizational agreements.

The fair value of the loans under the 2021 Term Loan Facilities was approximately $1,368,884 as of March 31, 2021. The Company estimates the fair value of its loans under the 2021 Term Loan Facilities based on trades in the market. Since the Term Loan Facility do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of March 31, 2021, the remaining contractual life of the 2021 Term Loan Facility is approximately 3.64 years.

MHGE Parent Term Loan (Settled in full in connection with Refinancing Transaction on January 6, 2021) (Predecessor)

On April 20, 2018, the Company, entered into a term loan agreement (“MHGE Parent Term Loan”) with Ares Agent Services, L.P., as administrative agent, and clients of Ares Capital Management, LLC and certain funds and accounts advised by Guggenheim Partners Investment Management, LLC, as lenders, providing for a $180,000 term loan facility (the “MHGE Parent Term Loan”) with a maturity of April 20, 2022. The MHGE Parent Term Loan was issued at a discount of 2.5%.

The MHGE Parent Term Loan bore interest at 11.00% per annum for interest paid in cash and 11.75% per annum for interest paid in kind. Interest was payable semiannually on April 15 and October 15 of each year, commencing on October 15, 2018. Upon closing, the Company was required to deposit $39,325 of the MHGE Parent Term Loan proceeds into an escrow account, representing the first four interest payments which must be paid in cash. The deposit in the escrow account was released for the period commencing on June 15, 2019, and ending on and including July 15, 2019. The MHGE Parent Term Loan was unsecured and was not guaranteed by any of the MHGE Parent subsidiaries.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

In conjunction with the Refinancing noted above, on January 6, 2021, the Company paid down the MHGE Parent Term Loan, inclusive of $1,292 prepayment fees, using $50,000 cash on hand and cash proceeds from the issuance of the 2021 Senior Secured Notes. All commitments thereunder terminated in connection with the Refinancing.

Receivables Facility (Predecessor)

On October 29, 2018, MHE Receivables LLC (the “Borrower”), a newly formed special purpose subsidiary of McGraw Hill LLC, entered into a Receivables Financing Agreement (“RFA”) with PNC Bank, National Association, as administrative agent (the “Administrative Agent”), providing for a receivables financing facility (the “Receivables Facility”) up to a committed principal amount of $50,000 with an additional committed principal amount of up to $100,000 for each seasonal period, subject to an annual audit. The Receivables Facility had a original maturity of October 29, 2021. On August 28, 2020, the agreement was amended to extend the maturity date of the Receivables Facility to August 28, 2023. The Company incurred $1,004 amended fees to extend the maturity.

The borrowing capacity under the Receivables Facility is subject to a borrowing limit that is based on the Borrower’s Eligible Receivables, as defined in the RFA. Under a Purchase and Sale Agreement entered into in connection with the Receivables Facility, all existing receivables of McGraw Hill LLC have been assigned to the Borrower and all future receivables of McGraw Hill LLC will be automatically assigned to the Borrower when they are created.

As of March 31, 2021, $45,000 was outstanding under the Receivables Facility which is included in long-term debt, within the consolidated balance sheet. Borrowings under the Receivables Facility bear interest at LIBOR plus 3.75%, subject to adjustments, and are payable monthly. In addition, we also incur an undrawn fee of 0.50% on unutilized commitments. As of March 31, 2021, the unamortized deferred financing costs was $1,160 which are amortized over the term of the Receivables Facility using the effective interest method.

Scheduled Principal Payments

The scheduled principal payments required under the terms of the Successor’s debt were as follows:

Successor
As of
March 31, 2022
2023	$21,250
2024	21,250
2025	21,250
2026	21,250
2027	21,250
Thereafter	3,625,625

3,731,875
Less: Current portion	(21,250)

$3,710,625

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

10. Interest Rate Hedge

In the normal course of business, the Company may enter into interest rate hedge agreements to manage exposure to interest rate risk. Interest rate swap agreements are derivative financial instruments and generally involve the conversion of variable-rate debt to fixed-rate debt over the life of the interest rate swap agreement without exchange of the underlying notional amount.

Interest rate swap agreements which are designated and qualify as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. The Company prepares written hedge documentation for all interest rate swap agreements which are designated as cash flow hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management’s assertion that the hedge will be highly effective.

For designated hedging relationships, the Company performs retrospective and prospective effectiveness testing to determine whether the hedging relationship has been highly effective in offsetting changes in cash flows of hedged items and whether the relationship is expected to continue to be highly effective in the future. Assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed at least quarterly. The effective portion of the changes in the fair value of an interest rate swap that is highly effective and that has been designated and qualifies as a cash flow hedge are initially recorded in accumulated other comprehensive income and reclassified to earnings in the same period that the hedged item impacts earnings or when the hedging relationship is terminated. The ineffective portion of the gain or loss, if any, is recognized in earnings.

The Company recognizes all interest rate swap agreements as assets or liabilities in the balance sheet at fair value and is included with other non-current assets or other non-current liabilities, respectively. Cash flows from interest rate swap agreements used to manage interest rate risk are classified as operating activities. We do not use derivative instruments for trading or speculative purposes. In addition, we enter into interest rate swap agreements with a variety of financial institutions that we believe are creditworthy in order to reduce our concentration of credit risk.

On March 15, 2017, the Company entered into interest rate swap agreements with various financial institutions having an aggregate notional value of $500,000 to convert a portion of its variable-rate debt to a fixed rate debt. The Company will receive payments from the counterparties at one-month LIBOR and make payments to the counterparties at a fixed rate of 2.07%. The cash flow payments on the interest rate swap agreements began in April 2017 and will terminate in April 2022. The notional amount and interest payment date of the interest rate and interest rate swaps match the principal, interest payment and maturity date of the related debt.

The interest rate swap agreements have been designated as a cash flow hedge and qualifies for hedge accounting under the accounting guidance related to derivatives and hedging.

On March 31, 2020 (Predecessor), the Company discontinued hedge accounting as the hedge accounting requirements were no longer met. The Company elected to move to three month LIBOR from one month LIBOR for the hedge item resulting in the hedging relationship with hedge instrument to cease to exist as the hedge instrument was based on one month LIBOR. Amounts in accumulated other comprehensive loss associated with the interest rate swaps as of the date of dedesignation, was reclassified to interest expense as the hedged interest payments impact earnings.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Accordingly, we recorded an unrealized gain (loss) of $(1,468), $1,615, $2,792 and $(10,149), which is included in interest expense (income), net within in our consolidated statements of operations, to account for the changes in fair value of these derivatives for the Successor period August 1, 2021 to March 31, 2022, Predecessor period April 1, 2021 to July 31, 2021, March 31, 2021 and 2020, respectively, since the date of dedesignation. The corresponding hedge liability of $(65) and $10,121 is included within other non-current liabilities in our consolidated balance sheets as of March 31, 2022 (Successor) and 2021 (Predecessor), respectively.

The Company records the fair value of its interest rate swap agreements on a recurring basis using Level 2 inputs of quoted prices for similar assets or liabilities in active markets.

11. Segment Reporting

The Company manages and reports its businesses in the following segments:

•

K-12:    Provides curriculum and learning solutions to the K-12 market. We sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions.

•

Higher Education:    We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions, traditional printed textbook and rental textbook products.

•	Global Professional: We are a leading provider of medical, technical, engineering and business content for the professional, education and test preparation communities.

•

International:    We leverage our global scale, brand recognition and extensive product portfolio to serve students in the K-12 and higher education markets in more than 100 countries outside of the United States. Our products and solutions for the International segment are produced in more than 80 languages and primarily originate from our offerings produced for the United States market which are later adapted to meet the needs of individual geographies, as needed.

•

Other:    Includes in-transit product sales and certain transactions or adjustments that are not attributable to the segments that our Chief Operating Decision Maker (“CODM”) considers to be unusual and/or non-operational.

The Company’s business segments are consistent with how management views the markets served by the Company. The CODM reviews their separate financial information to assess performance and to allocate resources. We measure and evaluate our reportable segments based on Adjusted EBITDA and believe this provide additional information to management and investors to measure our performance and evaluate our ability to service our indebtedness. We exclude from segment Adjusted EBITDA; (a) our cash capital and pre-publication expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; (b) the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; (c) tax payments that may represent a reduction in cash available to us; (d) advisory fees paid to entities and investment funds affiliated with our equity owners; (e) certain one-time expenditures to realize cost savings; (f) any gains or losses from foreign currency transactions; or (g) the impact of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

earnings or charges resulting from matters that the CODM does not consider indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash and other charges or costs that are deducted in calculating consolidated net income.

Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by Adjusted EBITDA. As such, segment assets are not disclosed in the notes to the accompanying consolidated financial statements.

The following table set forth Adjusted EBITDA by its segments:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Adjusted EBITDA:
K-12	$49,543	$202,233	$140,157	$150,083
Higher Education	251,593	42,008	293,946	237,681
Global Professional	31,651	22,648	48,842	51,662
International	18,552	5,878	19,756	4,768
Other	(3,066)	9,194	11,018	6,279

Total Adjusted EBITDA	$348,273	$281,961	$513,719	$450,473

Reconciliation of Adjusted EBITDA to the consolidated statements of operations is as follows:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Total Adjusted EBITDA	$348,273	$281,961	$513,719	$450,473
Interest (expense) income, net	(161,754)	(54,859)	(193,321)	$(188,097)
Income tax provision (benefit)	25,668	(5,250)	(14,207)	(11,529)
Depreciation, amortization and pre-publication amortization	(245,295)	(57,473)	(197,858)	(230,855)
Change in deferred revenue	(2,080)	(3,531)	(46,149)	(77,389)
Change in deferred royalties	9,019	720	22,454	17,374
Change in deferred commissions	(2,920)	2,540	(837)	(54)
Restructuring and cost savings implementation charges	(9,994)	(1,524)	(24,309)	(21,606)
Sponsor fees	(6,695)	(1,167)	(3,500)	(3,500)
Impairment charge	(405,000)	—	—	(3,000)
Purchase accounting	(24,568)	—	—	—
Transaction and integration costs	(67,997)	(20,999)	(5,243)	(32,105)
Loss on extinguishment of debt	—	(75,800)	—	—
Other	(54,895)	(85,755)	(5,999)	(35,017)

Net income (loss)	$(598,238)	$(21,137)	$44,750	$(135,305)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The following is a schedule of revenue and long-lived assets by geographic region:

	Successor	Predecessor
	Revenue(1)	Revenue(1)
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
United States	$1,013,562	$578,758	$1,351,327	$1,346,561
International	126,055	71,845	$193,378	$238,195

Total	$1,139,617	$650,603	$1,544,705	$1,584,756

(1)	Revenues are attributed to a geographic region based on the location of customer.

	Successor	Predecessor
	Long-lived Assets(2) As of
	March 31, 2022	March 31, 2021
United States	$523,317	$483,193
International	39,752	41,282

Total	$563,069	$524,475

(2)	Reflects total assets less current assets, goodwill, intangible assets, investments, deferred financing costs and non-current deferred tax assets.

12. Taxes on Income (Loss)

Income (Loss) before taxes on income that resulted from domestic and foreign operations is as follows:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Domestic operations	$(637,907)	$(25,726)	$44,644	$(134,706)
Foreign operations	14,001	9,839	14,313	10,930

Total income (loss) before taxes	$(623,906)	$(15,887)	$58,957	$(123,776)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The provision (benefit) for taxes on income consists of the following:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Federal:
Current	$—	$—	$—	$—
Deferred	(24,765)	135	494	507

Total federal	(24,765)	135	494	507

Foreign:
Current	7,850	1,739	9,124	10,828
Deferred	(1,123)	78	2,220	(3,362)

Total foreign	6,727	1,817	11,344	7,466

State and local:
Current	(463)	2,750	1,209	3,026
Deferred	(7,167)	548	1,160	531

Total state and local	(7,630)	3,298	2,369	3,557

Total provision (benefit) for taxes	$(25,668)	$5,250	$14,207	$11,530

A reconciliation of the U.S. federal statutory tax rate to our effective income tax rate for financial reporting purposes is as follows:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%	21.0%
Effect of state and local income taxes	1.0	(18.0)	3.2	(2.2)
Foreign rate differential	(0.2)	—	1.5	(0.4)
Foreign withholding and branch taxes	—	(1.6)	2.6	(1.0)
Research and development credit	0.3	(10.9)	(8.6)	4.3
U.S. tax cost of foreign earnings	(1.1)	—	—	—
Inventory contribution	(0.2)	—	5.0	(0.1)
Unrecognized tax benefit	(0.3)	(2.2)	3.3	(1.1)
Valuation allowance on deferred tax assets	(0.8)	(2.0)	(2.5)	(23.4)
Nontaxable royalty and interest income	0.2	(3.5)	(1.1)	1.4
Stock option activity	(0.7)	—	2.2	(1.5)
Capital loss carryforward expiration	—	(9.9)	—	—
Goodwill impairment	(13.0)	—	—	—
Transaction costs	(1.9)	(7.4)	(5.3)	(2.5)
Cancellation of indebtedness income	—	—	1.5	—
Other—net	(0.2)	1.5	1.3	(3.8)

Effective income tax rate	4.1%	(33.0)%	24.1%	(9.3)%

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The principal temporary differences between accounting for income and expenses for financial reporting and income tax purposes as of March 31, 2022 and 2021 are as follows:

	Successor	Predecessor
	March 31, 2022	March 31, 2021
Deferred tax assets:
Inventory and pre-publication costs	$20,028	$37,347
Intangible and fixed assets	—	48,134
Capitalized research and development	56,572	65,758
Employee compensation	18,822	11,960
Deferred revenue	234,336	182,529
Operating lease liability	25,179	24,995
Loss and credit carryforwards	84,285	112,845
Interest expense carryforward	14,021	437
Other	25	4,069

Total deferred tax assets	453,268	488,074

Deferred tax liabilities:
Intangible and fixed assets	(362,120)	—
Deferred royalties, commissions, and prepaids	(32,455)	(31,088)
Deferred financing costs	(3,864)	(5,092)
Operating lease right of use asset	(17,051)	(16,709)
Indefinite-lived intangibles and goodwill	(117,204)	(42,361)

Total deferred tax liabilities	(532,694)	(95,250)

Net deferred income tax asset (liability) before valuation allowance	(79,426)	392,824
Valuation allowance	(19,163)	(401,516)

Net deferred income tax asset (liability)	$(98,589)	$(8,692)

Reported as:
Non-current deferred tax assets	6,111	5,285
Non-current deferred tax liabilities	(104,700)	(13,977)

Net deferred income tax asset (liability)	$(98,589)	$(8,692)

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not based upon all the current evidence that such deferred income tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future income will be available to use the existing deferred tax assets. Realization of deferred tax assets is based, in part, on the Company’s judgement and various factors including reversal of deferred tax liabilities, the Company’s ability to generate future taxable income in jurisdictions where such assets have arisen, and potential tax planning strategies. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to the realized in the future.

The Company continues to incur book losses, mainly driven by interest expense and intangible amortization, and has historically carried a valuation allowance against domestic federal and state deferred tax assets. At the date of the Acquisition, August 1, 2021, in connection with the acquisition method of accounting, deferred tax liabilities of $484,565 have been provided for the difference in fair

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

value of assets and liabilities over the carryover tax basis. In addition, the Company determined that a valuation allowance was no longer required on its net domestic deferred tax assets and recognized net domestic deferred tax assets of $385,835.

As of March 31, 2022 and March 31, 2021, a valuation allowance of $19,163 and $18,052, respectively, has been recorded for select international deferred tax assets due to negative evidence, primarily of cumulative book losses. The Company will continue to assess the available positive and negative evidence to estimate if sufficient future taxable income will be available to use the existing tax assets. As a result, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income improve or objective negative evidence in the form of the level of cumulative book losses is reduced.

As of March 31, 2022, the Company has a U.S. federal net operating loss carryforward of $132,227 which will not expire and $966 which is subject to expiration in 2024–2027. The Company has state net operating loss carryforwards of $227,859 of which most will be subject to expiration between 2034-2041. The Company has carryforwards of research and development credits of $28,630 which are subject to expiration in 2032–2042. The Company’s international net operating loss carryforwards as of March 31, 2022 are $57,104, predominately in the United Kingdom, Spain, Chile, and Australia and are not subject to expiration.

U.S. income and foreign withholding taxes have not been recorded on temporary differences related to investments in certain foreign subsidiaries as such differences are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability with respect to such investments is not practicable.

For the period from August 1, 2021 to March 31, 2022 (Successor), the Company made net state, local, and foreign income tax payments of $17,161. Additionally, the Company made a $22,996 payment for a non-U.S. income tax audit which was recorded as a non-current income tax receivable as we continue to contest the underlying issues. For the Predecessor periods ended July 31, 2021 and March 31, 2021, we made net state, local, and foreign income tax payments of $2,385 and $10,284, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Balance at the beginning of the period	$15,678	$15,670	$14,456	$12,283
Additions based on tax positions related to the current year	1,700	—	—	—
Additions for tax positions of prior years	—	8	1,214	2,185
Reduction for tax positions of prior year	(4,635)	—	—	(12)

Balance at the end of the period	$12,743	$15,678	$15,670	$14,456

As of March 31, 2022 and March 31, 2021 there are $14,261 and $13,912, respectively, of unrecognized tax benefits, including interest and penalties, that if recognized would affect the annual effective tax rate. For the period from August 1, 2021 to March 31, 2022 (Successor), there was $347

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

of interest and penalties recognized for uncertain tax positions. For the Predecessor periods from April 1, 2021 to July 31, 2021, March 31, 2021 and 2020, there was $359, $1,184, and $609, respectively, of interest and penalties recognized in income statement for uncertain tax positions.

McGraw Hill is under examination by the Internal Revenue Service (“IRS”) as part of the Compliance Assurance Process (“CAP”) for short tax year April 1, 2021 to July 31, 2021. CAP employs real-time issue resolution, through cooperative interaction between taxpayers and the IRS, to address tax positions and increase certainty prior to filing the Federal income tax return. Following the Acquisition and formation of a new federal consolidated filing group effective August 1, 2021, the Company is no longer eligible to participate in CAP. For state and local, and foreign jurisdictions, generally tax years 2013 to March 31, 2021 are open and subject to examination.

We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. Until formal resolutions are reached with tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material adverse effect on our financial statements. Total uncertain tax liabilities, including interest and penalties, as of March 31, 2022 are $14,261 of which $7,532 is included in current liabilities, $6,508 is included in deferred income taxes non-current, and $221 is included within non-current liabilities within the consolidated balance sheet. Total uncertain tax liabilities, including interest and penalties, as of March 31, 2021 are $18,720 of which $13,703 is included in other non-current liabilities, $4,808 is included in deferred income taxes non-current, and $209 is included within non-current liabilities within the balance sheet. Although the timing of income tax audit resolution and negotiations with taxing authorities is highly uncertain, we do anticipate a significant change to the total amount of unrecognized income tax benefits as a result of audit developments within the next twelve months. In first quarter of fiscal year 2023, the Company reduced unrecognized tax benefits by $7,532 upon payment of a non-U.S. income tax audit as we continue to contest the underlying issues.

13. Employee Benefits

A majority of the Company’s employees are participants in voluntary 401(k) plans sponsored by the Company under which the Company matches employee contributions up to certain levels of compensation. The Company’s contributions were $6,287 for the period from August 1, 2021 to March 31, 2022 (Successor) and $4,400 for the period from April 1, 2021 to July 31, 2021 (Predecessor). For the years ended March 31, 2021 and 2020 (Predecessor) the Company’s contributions were $7,721 and $20,571, respectively and is included within operating and administrative expenses in the consolidated statement of operations.

14. Stock-Based Compensation

The Company measures compensation cost for share based awards according to ASC Topic 718, Compensation—Stock Compensation. In accordance with the expense recognition provisions of those standards, the Company amortizes unearned compensation associated with share based awards on a straight-line basis over the vesting period of the option or award.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Successor Stock-Based Compensation

The Company adopted the Management Stock Incentive Plan (the “Successor Plan”) that authorizes McGraw Hill to grant options to selected employees, directors and consultants of the Company and its subsidiaries to acquire Class B non-voting common stock of the Company. As of March 31, 2022, the board of directors of the Company authorized up to 9,509,026 shares under the Successor Plan.

For the period from August 1, 2021 to March 31, 2022 (Successor), the Company issued 9,423,026 share options to certain employees of the Company under the Successor Plan, with a grant date fair value of $3.27 per share. The options terminate on the tenth year from the date of the grant as defined in the Plan documents. Stock options may not be granted at an exercise price less than the fair market value of common stock on the date of grant. The options vest over five years with 50% vesting based upon continued employment and the remaining 50% vesting upon or following a change in control or public offering and achievement of multiple of invested capital hurdle as described in the option agreement. Vested options are exercisable only upon a change in control or public offering.

The following table presents a summary of option activity and data under the Successor Plan as of March 31, 2022:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of August 1, 2021	—	$—	—	$—
Granted	9,423,026	15.00	9.4
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding as of March 31, 2022	9,423,026	$15.00	9.4	$—
Vested and expected to vest as of March 31, 2022	—	—
Exercisable as of March 31, 2022	—	—

The Company estimated the grant date fair value per option using a Monte Carlo simulation based on the probability of satisfying the market performance hurdles over the remainder of the performance period based on the Company’s historical performance relative to the comparable companies as well as the following assumptions:

Successor
August 1, 2021 to March 31, 2022
Expected dividend yield	—%
Expected stock price volatility(a)	35%
Risk-free interest rate(b)	1.24%
Expected option term (years)(c)	10

•	Expected volatility. The Company bases its expected volatility on a group of companies believed to be a representative peer group, selected based on industry and market capitalization.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

•	Risk free rate. The risk-free rate for periods within the expected term of the award is based on the U.S. Government Bond yield with a term equal to the awards’ expected term on the date of grant.

•	Expected term. Expected term represents the period of time that awards granted are expected to be outstanding.

As of March 31, 2022, no expense was recorded under the Successor Plan based on the probability of the performance conditions related to change in control or public offering.

As of March 31, 2022, there was $30,813 of unrecognized compensation expense related to the Company’s stock options. Unrecognized compensation expense related to stock options issued to employees is expected to begin to be recognized once the performance conditions are considered probable of being achieved.

Predecessor stock-based compensation

The Predecessor issued share based compensation awards under the McGraw-Hill Education, Inc. Management Equity Plan (the “Predecessor Equity Plan”) which was established during the quarter ended June 30, 2013. The Predecessor Equity Plan permitted the grant of stock options, restricted stock, restricted stock units and other equity based awards to the Company’s employees and directors. As of March 31, 2021, the board of directors of the Company authorized up to 1,717,871 shares under the plan. The number of shares available for grant under the Predecessor Equity Plan were 195,564. The Predecessor Equity Plan ceased to exist as of July 31, 2021, upon the closing of the Acquisition.

In connection with the Acquisition, all outstanding share-based awards granted prior to the Transactions became fully vested. The acceleration of such awards was determined to be a modification of the original share-based award, and resulted in the calculation of a revised fair value on July 31, 2021. The revised fair value attributable to pre-combination service in the amount of $83,099 was recognized as stock compensation expense and included in the consolidated statement of operations of the Predecessor for the period April 1, 2021 to July 31, 2021.

The fair value attributable to post-combination services, in the amount of $45,907, related to fully vested RSU’s and options that were modified as part of the Acquisition, for a future service requirement and were paid in cash following one year after the Acquisition. For the period August 1, 2021 to March 31, 2022 (Successor), the Company recognized $31,618 as compensation expense for these awards in operating and administrative expenses within the consolidated statement of operations. The remaining unrecognized expense in the amount of $14,289 will be recognized over the remaining requisite service period.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The following table sets forth the total recognized compensation expense related to stock option grants and restricted stock and restricted stock units issuances for the periods presented:

	Predecessor
	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Stock option expense	$61,933	$4,166	$3,098
Market stock option expense	—	—	2,089
Restricted stock and unit awards expense	23,066	3,097	7,859

Total stock-based compensation expense	$84,999	$7,263	$13,046

An income tax benefit for stock options and restricted stock units was recognized and subsequently offset with a full valuation allowance for the period ended July 31, 2021 and year ended March 31, 2021 and 2020.

Stock Options

Stock options issued prior to 2018 generally vest up to five years with 50% vesting on cumulative financial performance measures under the Plan and the remaining 50% vest annually in equal installments, in each case subject to continued service. Stock options issued during fiscal year 2021 are subject to 50% vesting annually in equal installments over a four year period and 50% vesting upon satisfaction of certain performance and market conditions, and in each case subject to continued service. Stock options terminate on the earliest of the tenth year from the date of the grant or other committee action, as defined under the Predecessor Equity Plan.

The following table presents a summary of stock option activity as of July 31, 2021, March 31, 2021 and 2020:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2019	767,156	$130.32	11.8	$12,612
Granted	—	—
Exercised	(112,390)	29.10
Forfeited and expired	(257,307)	113.96

Outstanding as of March 31, 2020	397,459	$81.80	4.7	$10,468
Granted	183,365	45.00
Exercised	(1,746)	27.66
Forfeited and expired	(55,287)	122.09

Outstanding as of March 31, 2021	523,791	$68.08	5.57	$2,492
Granted	—	—
Exercised	—	—
Forfeited and expired	—	—

Outstanding as of July 31, 2021	523,791	$68.08	5.57	$2,492

In connection with the Acquisition, all outstanding Stock Options awards granted prior to the Transactions became fully vested. The acceleration of such awards was determined to be a

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

modification of the original share-based award, and resulted in the calculation of a revised fair value on July 31, 2021.

The total intrinsic value of stock options exercised during the year ended March 31, 2021 and 2020 was $30 and $5,169, respectively.

The Company uses the Black-Scholes closed-form option pricing model to estimate the fair value of stock options granted which incorporates the assumptions as presented in the following table, shown at their weighted average values:

	Year Ended March 31, 2021	Year Ended March 31, 2020
Expected dividend yield	—%	—%
Expected stock price volatility(a)	70%	—%
Risk-free interest rate(b)	0.24%	—%
Expected option term (years)(c)	7	—

a.	Expected volatility. The Company bases its expected volatility on a group of companies believed to be a representative peer group, selected based on industry and market capitalization.
b.	Risk free rate. The risk-free rate for periods within the expected term of the award is based on the U.S. Government Bond yield with a term equal to the awards’ expected term on the date of grant.
c.	Expected term. Expected term represents the period of time that awards granted are expected to be outstanding.

The weighted-average grant date fair value of the time-based stock options issued in 2021 were $29.

As of March 31, 2021, there was $3,537 of unrecognized compensation expense related to the Company’s stock options. Unrecognized compensation expense related to stock options issued to employees is expected to be recognized over a weighted-average period of 3.15 years.

Market Stock Options

During 2018, the Company issued market stock options (“MSOs”) to certain employees of the Company. The MSOs vest over two to four years pursuant to certain market conditions set forth by the Company and subject to continued service. Employees can earn between 0% and 150% of the number of MSOs issued based on the attainment of these market-based conditions. These MSOs were cancelled on July 1st, 2020. As of March 31, 2020, compensation expense related to MSO issued to employees prior to March 31, 2020 was fully expensed.

During fiscal 2021, the Company issued MSOs that vest upon satisfaction of certain performance and market conditions. There have been no expenses recorded for these options in 2021 as the market condition has not been met.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The following table presents a summary of MSO activity as of July 31, 2021, March 31, 2021 and 2020:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2019	237,500	$120.00	9.2	$—
Granted	—	—	—	$—
Exercised	—	—	—	$—
Forfeited and expired	(77,500)	100.65	—	$—

Outstanding as of March 31, 2020	160,000	$120.00	7.8	$—
Granted	183,380	45.00	—	—
Exercised	—	—	—	—
Forfeited and expired	(160,000)	120.00	—	—

Outstanding as of March 31, 2021	183,380	$45.00	9.5	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding as of July 31, 2021	183,380	$45.00	9.5	$—

In connection with the Acquisition, all outstanding Market Stock Options awards granted prior to the Transactions became fully vested. The acceleration of such awards was determined to be a modification of the original share-based award, and resulted in the calculation of a revised fair value on July 31, 2021.

The weighted-average grant date fair value of the market based stock options issued in 2021 were $23.

Restricted Stock and Restricted Stock Units

Restricted stock and restricted stock units (collectively, “RSUs”) issued prior to 2017 vest either subject to the achievement of certain performance measures and continued service over a three year period, or vest in equal installments over a three period subject only to continued service. RSUs issued during the year ended December 31, 2017 and 2018 vest in equal installments over a two to four year period subject only to continued service.

RSUs issued during the fiscal year March 31, 2021, 50% vest annually in four equal installments and 50% vest on satisfaction of certain performance and market-based conditions, and in each case subject to continued service.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The following table presents a summary of RSU unit activity as of July 31, 2021, March 31, 2021 and 2020:

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
Non-vested as of March 31, 2019	144,534	$132.47
Granted	59,672	75.00
Vested	(122,482)	117.27
Forfeited	(21,730)	110.76

Non-vested as of March 31, 2020	59,994	$92.37
Granted	80,272	45.00
Vested	(28,774)	99.89
Forfeited	(6,491)	86.15

Non-vested as of March 31, 2021	105,001	$80.49
Granted	—	$—
Vested	—	$—
Forfeited	(250)	$—

Non-vested as of July 31, 2021	104,751	$80.49

In connection with the Acquisition, all outstanding RSU’s awards granted prior to the Transactions became fully vested. The acceleration of such awards was determined to be a modification of the original share-based award, and resulted in the calculation of a revised fair value on July 31, 2021.

The total fair value of shares vested related to restricted stock units during the fiscal year 2021 was $1,295. As of March 31, 2021, there was $4,719 of unrecognized compensation expense related to the Company’s grant of RSUs to employees. Unrecognized compensation expense related to RSUs issued to employees is expected to be recognized over a weighted-average period of 2.31 years.

The following table presents a summary of RSU unit activity (with performance and market conditions) as of March 31, 2021 and 2020:

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
Non-vested as of March 31, 2020	—	$—
Granted	61,135	27.00
Vested	—	—
Forfeited	—	—

Non-vested as of March 31, 2021	61,135	27.00
Granted	—	—
Vested	—	—
Forfeited	—	—

Non-vested as of July 31, 2021	61,135	$27.00

In connection with the Acquisition, all outstanding RSU’s with performance and market conditions granted prior to the Transactions became fully vested. The acceleration of such awards was determined to be a modification of the original share-based award, and resulted in the calculation of a revised fair value on July 31, 2021.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

There have been no expenses recorded for these RSUs for the year ended March 31, 2021 as the market condition has not been met.

15. Restructuring

In order to contain costs and mitigate the impact of current and expected future economic and market conditions, as well as a continued focus on process improvements, The Company has initiated various restructuring plans over the last several years. The charges for each restructuring plan are classified as operating and administrative expenses within the consolidated statements of operations.

The following table summarizes restructuring information by reporting segment:

	K-12	Higher Education	Global Professional	International	Total
As of August 1, 2021 (Successor)	$—	$1,224	$—	$115	$1,339

Charges:
Employee severance and other personal benefits	1,406	2,415	—	614	4,435
Payments:
Employee severance and other personal benefits	(1,406)	(1,573)	—	(534)	(3,513)

As of March 31, 2022 (Successor)	$—	$2,066	$—	$195	$2,261

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

	K-12	Higher Education	Global Professional	International	Total
As of March 31, 2019 (Predecessor)	$1,006	$4,789	$—	$1,244	$7,039

Charges:
Employee severance and other personal benefits	20,470	3,353	—	1,048	24,871
Payments:
Employee severance and other personal benefits	(13,704)	(5,834)	—	(1,707)	(21,245)

As of March 31, 2020	$7,772	$2,308	$—	$585	$10,665

Charges:
Employee severance and other personal benefits	—	9,264	—	2,869	12,133
Payments:
Employee severance and other personal benefits	(7,772)	(8,073)	—	(2,905)	(18,750)

As of March 31, 2021	$—	$3,499	$—	$549	$4,048

Charges:
Employee severance and other personal benefits	$—	$—	$—	$—	$—
Payments:
Employee severance and other personal benefits	$—	$(2,275)	$—	$(434)	$(2,709)

As of July 31, 2021 (Predecessor)	$—	$1,224	$—	$115	$1,339

The Company expects to utilize the remaining reserves of $2,261 during the fiscal year 2023.

16. Leases

We lease property under operating leases with expiration dates through 2040 as well as computer systems and office equipment under finance leases with lease terms ranging from 12 to 50 months.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Lease Position as of March 31, 2022 and March 31, 2021

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

		Successor	Predecessor
		As of
	Classification on the Balance Sheet	March 31, 2022	March 31, 2021
Assets
Operating leases	Operating lease right-of-use assets	$71,174	$69,773
Finance leases	Property and equipment, net	20,855	30,012

Total lease assets		$92,029	$99,785

Liabilities
Current:
Operating leases	Operating lease liabilities	$9,813	$9,151
Finance Leases	Other current liabilities	11,231	10,246
Non-current:
Operating leases	Operating lease liabilities	92,949	93,343
Finance leases	Other non-current liabilities	12,477	22,577

Total lease liabilities		$126,470	$135,317

Weighted-average remaining lease term:
Operating leases		10.04	11.20
Finance Leases		1.59	3.06
Weighted-average incremental borrowing rate:
Operating leases		10.69%	10.85%
Finance Leases		10.45%	10.44%

Lease costs

The table below presents certain information related to the lease costs for operating and finance leases for the periods August 1, 2021 to March 31, 2022 (Successor), April 1, 2021 to July 31, 2021 (Predecessor) and for the years ended March 31, 2021 and 2020 (Predecessor):

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Operating lease cost	$13,151	$6,552	$22,552	$29,883
Short-term lease cost	878	424	1,175	1,263
Finance lease cost:
Amortization of assets	7,284	3,986	12,217	10,871
Interest on lease liabilities	2,010	1,504	2,906	1,539
Sub-lease income	(2,112)	(984)	(3,294)	(3,839)

Total net lease cost	$21,211	$11,482	$35,556	$39,717

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Other Information

Supplemental cash flow information related to leases were as follows:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	$13,877	$7,073	$23,489	$22,103
Operating cash outflows for finance leases	1,808	1,056	2,906	1,539
Financing cash outflows for finance leases	6,945	3,592	11,954	13,727
Non-cash financing activities: Capital lease obligation	446	1,266	19,036	17,563

Undiscounted cash flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating and finance lease liabilities recorded on the successor balance sheet:

	Successor
	As of March 31, 2022
	Operating Leases	Finance Leases
2023	$19,915	$13,047
2024	19,238	9,973
2025	15,589	3,346
2026	15,328	51
2027	14,571	2
2028 and beyond	90,692	—

Total lease payments	175,333	26,419
Less: amounts related to interest	(72,571)	(2,711)

Total lease liabilities	102,762	23,708
Less: Current liabilities	(9,813)	(11,231)

Non-current lease liabilities	$92,949	$12,477

17. Stockholders’ Equity (deficit)

Successor

The Company’s amended and restated certificate of incorporation dated December 3, 2021 (a) increased the total authorized number of Class A shares of voting capital stock with a par value of $0.01 per share to 175,000,000, (b) created and authorized 13,500,000 shares of Class B non-voting common stock with a par value of $0.01 per share and (c) effected a stock split with respect to the Company’s shares of common stock outstanding or held in treasury. The voting and non-voting shares

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

are identical, except that holders of Class A voting common stock are entitled to one vote for each share on each matter properly submitted to the Company’s stockholders for their vote, while holders of Class B non-voting common stock are not entitled to vote on such matters. Holders of Class A voting common stock and Class B non-voting common stock are entitled to receive any dividends as may be declared from time to time by the Company’s board of directors. As of March 31, 2022, no cash dividends have been declared or paid.

Predecessor

McGraw-Hill Education, Inc.’s total authorized voting capital stock with a par value of $0.01 per share was 100,000,000 shares. The holders of common stock are entitled to one vote for each share on each matter properly submitted to the Company’s stockholders for their vote. Holders of common stock were entitled to receive any dividends as may be declared from time to time by the Company’s board of directors. For period from April 1, 2021 to July 31, 2021, the year ended March 31, 2021 and 2020, no cash dividends have been declared or paid.

18. Accumulated Other Comprehensive Loss

The following tables summarize the activity in Accumulated other comprehensive loss, by component for the periods indicated:

Predecessor	Foreign currency translation adjustment	Unrealized gain (loss) on interest rate swap agreements	Total
Balance at March 31, 2019	$(45,693)	$(1,485)	$(47,178)
Other comprehensive income (loss) before reclassifications	(10,006)	—	(10,006)
Amount reclassified out of accumulated other comprehensive income (loss)	—	(7,013)	(7,013)

Balance at March 31, 2020	(55,699)	(8,498)	(64,197)

Other comprehensive income (loss) before reclassifications	12,965	—	12,965
Amount reclassified out of accumulated other comprehensive income (loss)	—	2,764	2,764

Balance at March 31, 2021	(42,734)	(5,734)	(48,468)

Other comprehensive income (loss) before reclassifications	(1,617)	—	(1,617)
Amount reclassified out of accumulated other comprehensive income (loss)	—	2,336	2,336

Balance at July 31, 2021	$(44,351)	$(3,398)	$(47,749)

Successor	Foreign currency translation adjustment	Unrealized gain (loss) on interest rate swap agreements	Total
Balance at August 1, 2021	$—	$—	$—
Other comprehensive income (loss) before reclassifications	(3,849)	—	(3,849)
Amount reclassified out of accumulated other comprehensive income (loss)	—	429	429

Balance at March 31, 2022	$(3,849)	$429	$(3,420)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

19. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (“EPS”):

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Numerator:
Net income (loss) attributable to Common Stockholders	$(598,238)	$(21,137)	$44,750	$(135,305)
Denominator:
Basic weighted average number of shares outstanding	155,569,267	10,885,475	10,867,622	10,792,809
Effect of dilutive potential common shares	—	—	33,239	—

Dilutive weighted average number of shares outstanding	155,569,267	10,885,475	10,900,861	10,792,809
Earnings (loss) per share attributable to Common Stockholders
Basic earnings (loss) per share	$(3.85)	$(1.94)	$4.12	$(12.54)
Diluted earnings (loss) per share	$(3.85)	$(1.94)	$4.11	$(12.54)

As we incurred a net loss for the periods August 1, 2021 to March 31, 2022 (Successor) and April 1, 2021 to July 31, 2021 (Predecessor) and for the year ended March 31, 2020 (Predecessor) presented above, all outstanding stock options and restricted stock units for those periods have an anti-dilutive effect and therefore, are excluded from the computation of diluted weighted average shares outstanding. Accordingly, basic and diluted weighted average shares outstanding are equal for such periods.

The following table summarizes our weighted average outstanding common stock equivalents that were anti-dilutive attributable to common stockholders during the periods, and therefore excluded from the computation of diluted earnings per share:

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2020
Stock options	9,075,778	523,791	223,593	213,048
Restricted stock and unit awards	—	100,977	99,578	159,947

20. Management Fee

Platinum Advisors Equity Fee Agreement (Successor)

The Company receives certain corporate and advisory services from Platinum Equity Advisors, LLC (“Platinum Advisors”), an entity affiliated with Platinum, pursuant to a Corporate Advisory Services Agreement between McGraw Hill and Platinum Advisors (the “Advisory Agreement”), and is invoiced by Platinum Advisors for such services and related expenses. The annual fee for such services will be agreed by the parties from time to time.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The Company will pay Platinum Advisors a non-refundable annual management fee under the Advisory Agreement of $10,000 on a pro-rata basis. During the period August 1, 2021 to March 31, 2022 (Successor), the Company paid Platinum Advisors $6,667 for management fees and $2,759 for expense reimbursement related to such services which is included within operating and administrative expenses in the consolidated statement of operations. In addition, for the period August 1, 2021 to March 31, 2022 (Successor), the Company recorded transaction fees of $52,500 which is included within transaction costs in the consolidated statement of operations. The Successor also incurred a financing fee of $22,500 which is capitalized as deferred financing costs. As at March 31, 2022, amount payable under the Advisory Agreement was $0.

Apollo Management Fee Agreement (Predecessor)

During the Predecessor period, the Company had a management fee agreement with Apollo Management VII, L.P. (Predecessor majority owner), relating to the provision of certain management consulting and advisory services to the members of the Company. In exchange for the provision of such services, the Apollo Management VII, L.P. received a non-refundable annual management fee of $3,500 in the aggregate. For the period from April 1, 2021 to July 31, 2021, the Company recorded an expense and paid $2,625 as management fee. For the year ended March 31, 2021 and 2020, the Company recorded an expense and paid $3,500 as management fee.

21. Commitments and Contingencies

Legal Matters

In June 2022, the Attorney General for the State of Florida issued a subpoena to McGraw-Hill Education, Inc.in connection with its investigation of whether the sales and pricing of instructional materials for use by public K-12 schools that are published by McGraw-Hill Education, Inc. and other publishers violate the Florida False Claims Act. McGraw-Hill Education, Inc.is producing documents and information in response to the subpoena. On January 22, 2021 and February 8, 2021, respectively, two purported class actions were filed against McGraw-Hill Education, Inc.in the Southern District of New York, seeking unspecified damages and injunctive relief. The actions stem from the recent refinements McGraw-Hill Education, Inc. made to how it calculates royalties that are payable to certain authors in connection with content delivery via the Company’s online platform. The allegations in the two complaints were similar. Each alleged, among other things, that the adjusted royalty approach breaches the relevant author agreements and breaches McGraw-Hill Education, Inc.’s implied covenant of good faith and fair dealing. The two sets of plaintiffs subsequently agreed to consolidate their complaints and on March 19, 2021, they filed an amended complaint. We believe that the allegations in the complaint are without merit. McGraw-Hill Education, Inc. filed a motion to dismiss the complaint on May 18, 2021. Plaintiffs filed their opposition to the motion to dismiss, and McGraw-Hill Education, Inc. filed its reply brief on June 29, 2021. On January 11, 2022, the Court granted McGraw-Hill Education, Inc.’s motion to dismiss in part and denied it in part. The Court dismissed plaintiffs’ breach of contract claim and denied McGraw-Hill Education, Inc.’s motion to dismiss the breach of the implied covenant claim on the basis that it raises factual issues that need to be borne out in discovery. On February 25, 2022, plaintiffs filed a motion for leave to file an amended complaint in connection with their breach of contract claim. McGraw-Hill Education, Inc. submitted its brief opposing plaintiffs’ motion on March 25, 2022. On August 4, 2022, the Court issued its ruling denying plaintiffs’ motion for leave to file an amended Complaint. On September 16, 2022, plaintiffs notified the Court that they intend to seek voluntary dismissal of their breach of the implied covenant claim, with prejudice. On October 11, 2022, the plaintiffs filed a notice of appeal on the Court’s granting of

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

McGraw-Hill Education, Inc.’s motion to dismiss their breach of contract claim with the U.S. Court of Appeals for the Second Circuit.

On September 26, 2022, three authors of the Company’s Fit & Well title filed a Complaint in the Northern District of California against McGraw-Hill Education, Inc. and its subsidiary, McGraw Hill LLC, alleging, among other things, that McGraw-Hill Education, Inc. and its subsidiary breached a settlement agreement between the authors, McGraw-Hill Education, Inc. and its subsidiary that was entered into in 2012 (the “Settlement Agreement”). Pursuant to the Settlement Agreement, McGraw-Hill Education, Inc. and its subsidiary were obligated to include certain differentiated content in a different title that McGraw-Hill Education, Inc. and its subsidiary publish. The complaint alleges that McGraw-Hill Education, Inc. and its subsidiary failed to sufficiently differentiate the content as required under the Settlement Agreement. The complaint further alleges that McGraw-Hill Education, Inc. and its subsidiary’s adjusted royalty approach in relation to sales of Fit & Well on Higher Education Connect breaches their author agreement with McGraw-Hill Education, Inc. and its subsidiary and breaches McGraw-Hill Education, Inc. and its subsidiary’s implied covenant of good faith and fair dealing. The plaintiffs are seeking an injunction preventing the Company from publishing the allegedly competing work, a court order requiring McGraw-Hill Education, Inc. and its subsidiary to relinquish its copyright in the five most recent editions of Fit & Well, money damages and attorney’s fees. At the time of the filing of the complaint, the parties were engaged in advanced settlement discussions, which are continuing. McGraw-Hill Education, Inc. and its subsidiary’s answer to the complaint will be due in November 2022 if the matter is not resolved sooner.

In May 2020, Saki Dodelson, a founder and former CEO of a subsidiary of Achieve3000, announced the formation of Beable Education, Inc. (“Beable”), a direct competitor of Achieve3000’s subsidiary. On July 21, 2020, Achieve3000 and its subsidiary filed a lawsuit against Beable and Dodelson in New Jersey District Court alleging, among other things, intellectual property/patent infringement, fraudulent inducement, tortious interference and breach of contract. In response, on October 8, 2020, Beable and Dodelson filed a motion to dismiss Achieve3000 and its subsidiary’s complaint. The Court denied Beable and Dodelson’s motion to dismiss in its entirety on May 31, 2021. On July 12, 2021, Dodelson and Beable filed an answer to the complaint and a counterclaim for, among other things, breach of an earlier settlement agreement between the parties and for declarations of invalidity and non-infringement as to the subsidiary’s patent. On August 16, 2021, Achieve3000 and its subsidiary filed a motion to dismiss Dodelson and Beable’s counterclaim for breach of the settlement agreement. The motion is pending. Discovery in the District Court case has begun. Dodelson and Beable have subsequently filed for inter partes review with the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office (“PTAB”), claiming that the patent at issue in the District Court litigation is invalid. In January 2022, PTAB granted the review and the parties have submitted legal briefs and evidence to PTAB in support of their respective positions. Oral arguments before PTAB occurred on October 4, 2022. The parties are currently awaiting PTAB’s decision. On January 20, 2022, Dodelson and Beable filed a motion with the District Court to stay the litigation pending resolution of the patent dispute before PTAB. Achieve3000 and its subsidiary filed their opposition to the motion to stay on February 17, 2022. On September 30, 2022 the District Court denied the motion with respect to all claims except the patent infringement claim. Discovery in the case is proceeding. In the federal action, Achieve3000’s subsidiary seeks a declaration of infringement, an injunction prohibiting further infringement, damages related to the infringement, attorney’s fees, and rescission of the prior settlement agreement with Dodelson, including return of all payments made pursuant to such settlement agreement. In the inter partes review, Beable seeks a review of the patentability of the patents at issue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s financial condition.

Contractual Obligations

We typically have various contractual obligations, which are recorded as liabilities in our consolidated balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein.

The following table summarizes our significant contractual obligations over the next several years as of March 31, 2022:

	Payments due by Period
	Total	2023	2024- 2025	2026- 2027	2028 and beyond
Interest on long-term debt(1)	1,515,604	239,517	455,708	449,237	371,142
Purchase obligations and other(2)	108,000	57,000	41,000	10,000	—

(1)

Amounts shown include interest on the Term Loan Facility, 2022 Senior Secured Notes, 2022 Unsecured Notes, Revolving Credit Facility and ABL Revolving Credit Facility. The interest rate applicable at March 31, 2022 on the floating rate debt was used to calculate interest obligation for the future periods.

(2)	This primarily consist of commitments for global technology support and maintenance and enhancement activity related to the Oracle ERP system.

22. Related Party Transactions

In the normal course of business, the Company has transactions with its wholly owned consolidated subsidiaries including those described in Note 17, “Stockholders’ Equity (deficit) (Successor),” above.

Promissory Note (Successor)

The Company issued $12,511 in promissory notes to certain of its offices and associates to finance the purchase of Class B non-voting common stock of McGraw Hill in December 2021. The promissory notes were repaid with deferred proceeds from the settlement of amounts due to the employees in connection with the closing of the Acquisition.

RackSpace (Predecessor)

The Company has an agreement with RackSpace, Inc., a portfolio company of the Sponsors, primarily related to managed cloud and hosting services. For the period from April 1, 2021 to July 31,

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MCGRAW HILL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

2021 (Predecessor), the Company paid this vendor $4,822. For the year ended March 31, 2021 and 2020, the Company paid this vendor $16,047 and $15,680, respectively. No amount was payable as of March 31, 2021.

University of Phoenix (Predecessor)

University of Phoenix is owned by Apollo Education Group, which was acquired by the Sponsors and certain co-investors in February 2017. For the period from April 1, 2021 to July 31, 2021 (Predecessor), the Company’s sales to University of Phoenix totaled $755. For the year ended March 31, 2021 and 2020, the Company’s sales to University of Phoenix totaled $3,800 and $5,258, respectively. As of March 31, 2021, $1,856 was receivable from University of Phoenix.

23. Subsequent Events

Promissory Note

On December 17, 2022 (Successor), McGraw Hill issued $12,511 in promissory notes to certain of its officers and associates to finance the purchase of Class B non-voting common stock of McGraw Hill. The promissory notes were repaid with deferred proceeds from the settlement of amounts due to the employees in connection with the closing of the Acquisition.

Deferred Purchase Price

At the date of Acquisition, under the Acquisition Agreement, $100,000 of the purchase price was deferred. This was paid at the one year anniversary of the Acquisition using the cash on hand.

2022 ABL Revolving Credit Agreement

During the month of August 2022, the Company borrowed and repaid $50,000 under the ABL Revolving Credit Agreement which was subject to an interest rate of Prime rate plus 0.25%.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Schedule I

MCGRAW HILL , INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PARENT COMPANY INFORMATION

(Dollars in thousands)

Consolidated Statements of Operations

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021
Revenue	$—	$—	$—
Cost of sales	—	—	—

Gross profit	—	—	—
Operating expenses
Operating and administrative expenses	—	70	93
Depreciation	—	—	—
Amortization of intangibles	—	—	—
Equity in (income)/loss of subsidiaries	598,238	21,067	(44,843)

Total operating (income) expenses	598,238	21,137	(44,750)

Operating income (loss)	(598,238)	(21,137)	44,750
Interest expense (income), net	—	—	—
Income (loss) from operations before taxes on income	(598,238)	(21,137)	44,750
Income tax (benefit) provision	—	—	—

Net income (loss)	$(598,238)	$(21,137)	$44,750

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Schedule I

MCGRAW HILL , INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PARENT COMPANY INFORMATION

(Dollars in thousands)

Consolidated Balance Sheets

	Successor	Predecessor
	March 31, 2022	March 31, 2021
Current assets
Cash and equivalents	$609	$542
Intercompany	—	—
Prepaid and other current assets	—	—

Total current assets	609	542
Investment in subsidiaries	948,342	—

Total assets	$948,951	$542

Liabilities and equity
Current liabilities
Accounts payable	$—	$—
Intercompany	—	31,483

Total current liabilities	—	31,483
Investment losses in subsidiaries	—	1,474,535

Total liabilities	—	1,506,018
Stockholders’ equity (deficit)
Successor: Voting Class A common stock, par value $0.01 per share; 175,000,000 shares authorized, 155,000,000 shares issued and outstanding as of March 31, 2022. Predecessor: Common stock, par value $0.01 per share; 100,000,000 shares authorized, 11,179,477 shares issued as of March 31, 2021, and 10,881,563 shares outstanding as of March 31, 2021.	1,550	106
Successor: Non-Voting Class B common stock, par value $0.01 per share; 13,500,000 shares authorized, 1,312,026 shares issued and outstanding as of March 31, 2022.	13	—
Additional paid in capital	1,549,046	56,705
Treasury stock	—	(24,509)
Accumulated deficit	(598,238)	(1,489,310)
Accumulated other comprehensive income (loss)	(3,420)	(48,468)

Total stockholders’ equity (deficit)	948,951	(1,505,476)

Total liabilities and stockholders’ equity (deficit)	$948,951	$542

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Schedule I

MCGRAW HILL , INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PARENT COMPANY INFORMATION

(Dollars in thousands)

Consolidated Statement of Cash Flows

	Successor	Predecessor
	August 1, 2021 to March 31, 2022	April 1, 2021 to July 31, 2021	Year Ended March 31, 2021
Operating activities
Cash provided by (used for) operating activities	$—	$(542)	$(78)

Investing activities
Investment in subsidiaries	(1,550,000)	—	—

Cash provided by (used for) investing activities	(1,550,000)	—	—

Financing activities
Issuance of Class A Common Stock	1,550,000	—	—
Issuance of Class B Common Stock	609	—	—
Exercise / Repurchase of common stock	—	—	108

Cash provided by (used for) financing activities	1,550,609	—	108

Net change in cash and cash equivalents	609	(542)	30
Cash and cash equivalents at the beginning of the period	—	542	512

Cash and cash equivalents, ending balance	$609	$—	$542

Supplemental disclosure
Non-cash financing activities (Class B non-voting common stock issued in exchange for notes receivable)	$12,511	$—	$—

1. Basis of Presentation

The accompanying consolidated financial statements of the parent include all the accounts of McGraw Hill, and its subsidiaries for periods designated as “Successor” and relate to periods after the Acquisition. Periods designated as “Predecessor” relate to periods prior to the Acquisition and include all the accounts of McGraw-Hill Education, Inc. and its subsidiaries. The period prior to July 31, 2021 is referred to herein as the “Predecessor.” The period from August 1, 2021 through March 31, 2022 is referred to herein as the “Successor.” The Successor includes certain acquisition-related expenses of the Transaction (see Note 3). For the period from June 8, 2021 through July 30, 2021, the operations of McGraw Hill, Inc. were limited to those incident to its formation and the McGraw-Hill Education, Inc. acquisition, which were not significant.

The accompanying Schedule I include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are therefore, not comparable.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Schedule I

MCGRAW HILL , INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PARENT COMPANY INFORMATION

(Dollars in thousands)

Successor

McGraw Hill, Inc. (formerly known as Mav Holding Corporation) (the “Company”) became the ultimate parent of McGraw-Hill Education, Inc on July 31, 2021. Pursuant to the terms of the credit agreements governing the 2022 Senior Secured Notes, the 2022 Unsecured Notes and the Term Loan Facility as discussed in Note 9, “Debt”, within the accompanying notes to consolidated financial statements included in this filing, the Company and certain of its subsidiaries have restrictions on their ability to, among other things, incur additional indebtedness, pay dividends or make certain intercompany loans and advances. As a result of these restrictions, these parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company’s subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company’s consolidated net assets as of March 31, 2022.

Predecessor

McGraw-Hill Education, Inc. became the ultimate parent of MHE Acquisition, LLC pursuant to the Founding Acquisition on March 22, 2013. Pursuant to the terms of the credit agreements governing the 2016 Senior Notes, the 2016 Term Loan Facility and the MHGE Parent Term Loan as discussed in Note 9, “Debt”, within the accompanying notes to consolidated financial statements included in this filing, the Company and certain of its subsidiaries have restrictions on their ability to, among other things, incur additional indebtedness, pay dividends or make certain intercompany loans and advances. As a result of these restrictions, these parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the McGraw-Hill Education, Inc. subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the McGraw-Hill Education, Inc. consolidated net assets as of March 31, 2021.

The Company on a standalone basis has accounted for all investments in subsidiaries using the equity method. Under the equity method, the investment in subsidiaries is stated at cost plus contributions and equity in undistributed income (loss) of subsidiaries. The accounting policies used in the preparation of the parent financial statements are generally consistent with those used in the preparation of the consolidated financial statements of the Company. The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements included in this filing.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Schedule II

MCGRAW HILL, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
(Successor)
Period from August 1, 2021 to March 31, 2022
Allowance for credit losses	$—	$2,229	$—	$2,229
Reserve for returns	57,604	71,597	(93,468)	35,733
Inventory	—	17,699	(7,252)	10,447
Valuation Allowance for Income Taxes	19,525	1,795	(2,157)	19,163

(Predecessor)
Period from April 1, 2021 to July 31, 2021
Allowance for credit losses	$16,257	$299	$(208)	$16,348
Reserve for returns	44,955	35,389	(22,740)	57,604
Inventory	46,075	3,272	(1,528)	47,819
Valuation Allowance for Income Taxes	401,516	19,295	(737)	420,074

(Predecessor)
Year ended March 31, 2021
Allowance for credit losses	$17,606	$4,755	$(6,104)	$16,257
Reserve for returns	58,084	43,955	(57,084)	44,955
Inventory	65,698	27,892	(47,515)	46,075
Valuation Allowance for Income Taxes	400,856	8,109	(7,449)	401,516

(Predecessor)
Year ended March 31, 2020
Allowance for credit losses	$16,883	$3,610	$(2,887)	$17,606
Reserve for returns	81,445	28,134	(51,495)	$58,084
Inventory	63,216	30,894	(28,412)	$65,698
Valuation Allowance for Income Taxes	376,564	24,410	(118)	$400,856

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Unaudited)

September 30, 2021
Current assets
Cash and cash equivalents	$74,803,393
Accounts receivable, net of allowance for doubtful accounts of $752,943 as of September 30, 2021	37,695,008
Prepaid expenses and other current assets	4,805,420
Deferred commissions and bonuses	1,238,433

Total current assets	118,542,254
Property and equipment, net	520,357
Software development costs, net	21,634,228
Intangible assets, net	16,514,233
Goodwill	172,733,479
Deferred commissions and bonuses, net of current portion	7,331,336
Other assets	534,021

Total assets	$337,809,908

Liabilities and stockholders’ equity
Current liabilities
Current maturities of long-term debt	$655,980
Accounts payable	638,077
Accrued expenses	11,255,563
Deferred revenue	77,539,657
Other current liabilities	1,830,596

Total current liabilities	91,919,873
Long-term debt, less current maturities	68,849,434
Deferred revenue, net of current portion	13,239,224
Deferred income taxes	8,428,026
Other non-current liabilities	97,274

Total liabilities	182,533,831
Commitments and contingencies (Note 10)
Stockholders’ equity
Series A preferred stock, par value $0.01 per share; 270,000 shares authorized, 235,796 shares issued and outstanding as of September 30, 2021	2,357,956
Common stock, par value $0.01 per share; 344,000 shares authorized, 338 shares issued and outstanding as of September 30, 2021	3,380
Additional paid-in capital	234,512,569
Accumulated deficit	(72,617,185)
Accumulated other comprehensive income	1,763
Treasury stock, 8,982 shares as of September 30, 2021	(8,982,406)

Total stockholders’ equity	155,276,077

Total liabilities and stockholders’ equity	$337,809,908

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

Nine Months Ended September 30, 2021
Net sales	$70,693,187
Cost of sales	5,723,127

Gross profit	64,970,060

Operating expenses:
Research and development	9,584,412
Marketing and selling	24,554,627
General and administrative	9,407,167
Depreciation and amortization	13,547,231

Total operating expenses	57,093,437

Income from operations	7,876,623
Interest expense, net	2,876,394
Foreign currency (gain)	(31,681)

Income before income taxes	5,031,910
Income tax expense	1,106,896

Net income	3,925,014
Other comprehensive income:
Foreign currency translation adjustment	(13,335)

Comprehensive income	$3,911,679

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Series A Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
Balance as of January 1, 2021	235,796	$2,357,956	—	$—	$234,152,436	$(76,542,199)	$15,098	$(8,982,406)	$151,000,885
Stock-based compensation expense	—	—	—	—	25,513	—	—	—	25,513
Exercise of options	—	—	338	3,380	334,620	—	—	—	338,000
Foreign currency translation adjustment	—	—	—	—	—	—	(13,335)	—	(13,335)
Net income	—	—	—	—	—	3,925,014	—	—	3,925,014

Balance as of September 30, 2021	235,796	$2,357,956	338	$3,380	$234,512,569	$(72,617,185)	$1,763	$(8,982,406)	$155,276,077

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

Nine Months Ended September 30, 2021
Cash flows from operating activities:
Net income	$3,925,014
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	13,547,231
Amortization of deferred financing costs	134,730
Stock-based compensation expense	25,513
Bad debt expense	20,267
Deferred income taxes	639,743
Changes in operating assets and liabilities:
Accounts receivable	(31,017,052)
Prepaid and other current assets	(2,568,558)
Deferred commissions and bonuses	(2,611,129)
Other assets	(205,897)
Accounts payable	(323,050)
Deferred revenue	43,344,270
Accrued expenses	1,894,176
Other liabilities	(1,746,990)

Cash provided by operating activities	25,058,268
Cash flows from investing activities:
Purchases of equipment and leasehold improvements	(161,513)
Software development costs	(4,676,860)

Cash used in investing activities	(4,838,373)
Cash flows from financing activities:
Payment of deferred financing costs	(219,929)
Principal payments on debt	(656,250)
Exercise of options	338,000

Cash used in financing activities	(538,179)
Effect of exchange rate changes on cash	(13,335)

Net change in cash and cash equivalents	19,668,381
Cash and cash equivalents at the beginning of the period	55,135,012

Cash and cash equivalents at the end of the period	$74,803,393

Supplemental disclosures
Cash paid for interest expense	$2,749,709
Cash paid for income taxes	4,478,780

See accompanying notes to the unaudited consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Business and Summary of Accounting Policies

(a) Business

AC Holdco, Inc. and its subsidiaries (the Company), a Delaware corporation, provides online education content and training to children, adults, and teachers through sales and subscriptions to school districts, corporations, government and nonprofit organizations.

(b) Basis of Presentation

The consolidated financial statements include the accounts of AC Holdco, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Summary of Significant Accounting Policies

(c) Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) Accounts Receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Concentrations of credit risk are generally limited due to the large number of customers comprising the Company’s customer base. In addition, the Company’s sales are primarily to school districts where the risk of default is low. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

(f) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are deposited with financial institutions that management of the Company believes are of high quality. Management regularly monitors the financial stability of these financial institutions and does not believe there is a significant credit risk associated with deposits in excess of federally insured amounts.

For the nine months ended September 30, 2021, no individual customer accounted for 10% of our gross revenues. As of September 30, 2021, no individual customer accounted for 10% of our gross accounts receivable.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(g) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the term of the lease or its useful life. Maintenance and repairs are charged to expense when incurred.

(h) Long-Lived Assets

Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not recognize any impairment of long-lived assets for the nine months ending September 30, 2021.

(i) Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets acquired. The Company assesses goodwill for impairment on an annual basis on December 31, or more frequently if an event occurs or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company’s assessment of goodwill impairment is at the AC Holdco, Inc. entity level, as the Company operates as a single reporting unit. If it is determined that an impairment has occurred, the Company will record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. The Company did not recognize any impairment of goodwill for the nine months ending September 30, 2021.

(j) Software Development Costs

Certain development costs are capitalized in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Subtopic 350-40, Internal Use Software, and ASC Subtopic 985-20, Costs of Software to Be Sold, Leased or Marketed, which outline the stages of computer software development and specify when capitalization of costs is required. The costs of software developed for internal use that are determined to be within the preliminary stage of assessment of whether to develop or not are charged to expense as incurred. Costs for the development of new software products for external and commercial use prior to the establishment of marketing and technological feasibility, and costs for substantial enhancements to existing software products, are also charged to expense as incurred.

For the nine months ended September 30, 2021, the Company capitalized software development costs aggregating to $4,676,860, all of which are included in software development costs in the accompanying consolidated balance sheets. For the nine months ended September 30, 2021, the Company recorded amortization expense of $7,972,344.

Software development costs are amortized using the straight-line method over an estimated useful life of three to five years. Amortization related to software developed for internal use is included

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

in depreciation and amortization expense in the accompanying consolidated statement of operations and comprehensive income.

(k) Income Taxes

The Company accounts for income taxes pursuant to the asset-and-liability method, which requires deferred income tax assets and liabilities to be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is subject to the provisions of the FASB ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as “more likely than not” to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The interim provision for income taxes is based on a current estimate of the annual effective tax rate and is adjusted as necessary for quarterly events.

(l) Advertising Costs

The Company charges to expense the cost of advertising as incurred. For the nine months ended September 30, 2021, advertising costs charged to operations were $686,405. Advertising costs are included in marketing and selling expense in the accompanying consolidated statements of operations and comprehensive income.

(m) Stock-Based Compensation

The Company records all stock-based compensation related to the cost of employee services received in exchange for equity interests as an expense in the consolidated financial statements measured at the fair value of the award. The Company has recorded stock-based compensation expense for all awards granted using the fair value amounts determined on the grant date of the award. The fair value of stock-based awards is determined using the Black-Scholes option pricing model (note 7). Stock-based compensation expense is recorded in operating expenses in the accompanying consolidated statement of operations and comprehensive income.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(n) Fair Value Measurements

The carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of those instruments. The carrying amount of the Company’s debt approximates fair value due to the interest rate being reflective of current market rates for debt with similar terms and conditions.

(o) Foreign Currency

Results of foreign operations are translated from their functional currency into U.S. dollars (reporting currency) using average exchange rates in effect during the periods presented while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income. Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in general and administrative expenses in the period in which the change occurs in the consolidated statements of operations and comprehensive income.

(p) Revenue Recognition

(i) License/subscription

The license/subscription product consists of annual licenses for the Company’s web-based curriculum software. Access is granted to the customer via unique logins to the platform. Access is continuously available to the customer for the service period of the contract. The Company recognizes license/subscription revenue on a straight-line basis over the service period of the contract.

(ii) Professional services/development

Professional services/development consist of in-person or online webinar instructional seminars provided by the Company’s subject matter experts. Revenue is recognized at the point in time that the seminar is provided, or at the point in time that unused seminars expire per the terms of the contract.

(iii) Assessment

Assessments consist of online standardized tests administered to students to assess ability levels. The results of the assessments are used to tailor the content of the license/subscription product to the individual students. Assessments are generally administered at three distinct points throughout the year: the beginning of the school year, mid-way through the school year, and the end of the school year. Revenue is recognized at the point in time that the assessments are administered to the students.

(iv) Materials

Materials consist of instructional resource for teachers and students that are accessed through via unique logins to the platform. Access is continuously available to the customer for the service period of the contract. Revenue is recognized on a straight-line basis over the service period of the contract.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(v) Disaggregation of revenue

The following table presents the Company’s revenues disaggregated based on its four lines of business:

Nine Months Ended September 30, 2021
License / subscriptions	$47,336,160
Professional services / development	5,531,428
Assessment	12,334,440
Materials	5,491,159

Total net sales	$70,693,187

(vi) Contract balances

The timing of revenue recognition, invoicing, and cash collection results in accounts receivable and deferred revenue in the consolidated balance sheet. Accounts receivable is recorded when there is an executed customer contract, and the customer is billed. The collectability of outstanding receivables is evaluated regularly by the Company and an allowance is recorded to reflect probable losses. Deferred revenue is recorded when there is an executed contract with the customers and the customers are billed in advance of services being provided.

Contract asset and contract liability balances consisted of the following:

September 30, 2021
Deferred revenue	77,539,657
Deferred revenue, net of current portion	13,239,224

Contract assets consist of unbilled receivables that are recorded for contracts with performance obligations that have been satisfied but have not yet been billed. Contract assets are generally included in accounts receivable, net on our consolidated balance sheet. As of September 30, 2021, there are no contract assets.

The difference between the opening and closing balance of the deferred revenue relates to the timing difference between billings to customers and the service periods under the contract that represent satisfaction of the performance obligations under the contracts. Typically, each of these balances are at their highest during the third quarter of the fiscal year and lowest in the second quarter of the fiscal year.

(vii) Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606, Revenue from Contracts with Customers. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For license/subscription and materials contracts, the Company’s performance obligations are satisfied over time, specifically the service period of the contract. For professional services and assessment contracts, the Company’s performance obligations are satisfied at a point in time as the Company delivers, and the customer receives the good or service. The Company’s payment terms are generally net 30 days.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(viii) Significant judgments

The Company determined that the majority of its contracts with customers contain multiple performance obligations. The Company markets distinct products for individual sale, but the majority of contracts consist of a bundle of multiple products. The transaction price is based on the established standard prices for each product. The standard prices are derived from observable transaction prices from stand-alone sales. For contracts with multiple performance obligations, the Company ratably allocates the transaction price to each performance obligation based on the established standalone selling prices.

The Company has determined that the time elapsed method as described under ASC 606 is the most appropriate measure of progress towards the satisfaction of the license/subscription and materials performance obligations. The Company delivers the license/subscription and materials products by allowing access to the customer over the service period of the contract. Accordingly, the Company will recognize revenue on a straight-line basis over the term of the contract.

The Company has determined that the point in time method as described under ASC 606 is the most appropriate measure for satisfaction of the professional services and assessment performance obligations. The Company delivers these products at a distinct point in time within the contract service period. Accordingly, the Company will recognize revenue at the point in time that the good or service is delivered.

(ix) Sales taxes

Sales tax collected from customers is excluded from revenues. Collected but unremitted sales tax is included as part of accrued liabilities in the accompanying balance sheet. Revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales tax.

(x) Costs to obtain a contract with a customer

Deferred commissions and bonuses are the incremental costs that are directly associated with non-cancelable contracts with customers and consist of sales commissions and bonuses paid to the Company’s direct sales force and third parties; therefore, the Company capitalizes these as contract costs. Capitalized commissions and bonuses are amortized based on the transfer of goods or services to which the assets relate and are included in marketing and selling expenses in the consolidated statement of operations and comprehensive income. The contract costs are amortized over the customer life, which includes renewal periods. The Company expects initial-year commissions and bonus expenses to be recovered through the future revenue streams under the respective customer contracts and, as such, are amortized over the estimated life of the customer. The Company estimated the life of the customer to be four years. The Company expects renewal commissions and bonus expenses to be recovered through the customer contract from which they were incurred and therefore are amortized over the term of the respective contract.

(q) Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases, (“ASC 842”), and has since issued amendments thereto, related to the accounting for leases (collectively referred to as “ASC 842”). The new standard requires

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

lessees to recognize lease liabilities and corresponding right-of-use assets on the balance sheet, along with additional qualitative and quantitative disclosures. ASC 842 will be effective for the Company on January 1, 2022, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40 ): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software as defined in ASC 350-40. Under ASU 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the consolidated financial statements as the related hosting fees. The amendments in this update are effective for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of this guidance on its consolidated financial position, results of operations and cash flows.

2. Property and Equipment

Property and equipment consisted of the following:

As of September 30, 2021
Equipment	$1,187,109
Furniture and fixtures	347,947
Leasehold improvements	92,019
Software	906

1,627,981
Less: accumulated depreciation	(1,107,624)

Total property and equipment, net	$520,357

For the nine months ended September 30, 2021, depreciation expense was $185,847.

3. Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable assets and liabilities assumed of businesses acquired. The Company performs an annual impairment test of goodwill during the fourth quarter and also between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. An impairment exists when a reporting unit’s carrying value exceeds its fair value. There was no impairment recognized during the nine months ended September 31, 2021.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Intangible Assets

The Company’s intangible assets consist of the following:

	September 30, 2021
	Useful life	Gross Value	Accumulated amortization	Net book value
Trade name	5 to 12	$28,472,500	$(15,545,666)	$12,926,834
Developed technology	5	45,245,443	(42,753,050)	2,492,393
Core technology	5	49,600,000	(49,600,000)	—
Customer relationships	5 to 7	11,280,000	(10,184,994)	1,095,006
Non-competition agreements	1	1,900,000	(1,900,000)	—

Total		$136,497,943	$(119,983,710)	$16,514,233

The fair values of the definite-lived acquired intangible assets are amortized over their useful lives, which is consistent with the estimated useful life of considerations used in determining their fair values. All intangibles are amortized on a straight-line basis.

For the nine months ended September 30, 2021, amortization expense was $5,389,040. The weighted average amortization period is 4.4 years.

The estimated amortization expense for the remainder of the year and each of the years 2022 through 2026 and thereafter, assuming no acquisitions or dispositions is as follows:

Expected Amortization Expense
Remainder of 2021	$1,655,557
2022	3,873,839
2023	3,391,379
2024	2,383,333
2025	2,375,000
2026 and thereafter	2,835,125

$16,514,233

4. Accrued Expenses

The Company’s accrued expenses consist of the following:

As of September 30, 2021
Compensation and related benefits	$2,991,749
Professional fees	3,175,887
Commissions	5,087,927

Total	$11,255,563

5. Debt

On September 30, 2014, Achieve3000, Inc., a wholly owned subsidiary of the Company, entered into a credit agreement (the Credit Agreement), which consisted of a $75 million five year term loan

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(the Term Loan) and a $5 million five-year revolving and line of credit facility (the Revolving Facility). The Term Loan and the Revolving Facility are collateralized by substantially all of the Company’s assets. On December 18, 2018, the Company amended the Credit Agreement to increase the principal of the term loan by $12,500,000, and extend the maturity date to June 30, 2020.

The interest rates on outstanding loans under the Credit Agreement are adjusted for each interest period based on the adjusted LIBOR plus 4.75%. As of September 30, 2021 and December 31, 2020, the interest rate for the Term Loan was 5.25% and 4.90%, respectively. In addition, the Revolving Facility is subject to an unused line fee of 0.5% per annum.

On March 17, 2020, the Company amended the Credit Agreement to extend the maturity date to December 31, 2021. This amendment also resulted in a change in interest rate and compliance covenant ratios. Other than these changes, the terms of the amended Credit Agreement are substantially consistent with the original Credit Agreement. In connection with the amendment, the Company incurred $254,875 in deferred loan costs, which were capitalized to short-term debt on the consolidated balance sheets. The remainder of deferred loan costs related to the original agreement and prior amendment was expensed to interest expense, net at the time of this amendment.

On April 29, 2021, the Company amended the Credit Agreement to extend the maturity date to December 31, 2023. The amendment also resulted in a change in interest rate and compliance covenant ratios. Other than these changes, the terms of the amended Credit Agreement are substantially consistent with the original Credit Agreement. In connection with the amendment, the Company incurred $219,929 in deferred loan costs, which were capitalized to short-term debt on the consolidated balance sheets. The remainder of deferred loan costs related to the original agreement and prior amendment was expensed to interest expense, net at the time of this amendment.

As of September 30, 2021, there was $69,724,434 outstanding under the Term Loan, and nothing outstanding under the Revolving Facility. As of September 30, 2021, current maturities of long-term debt included $219,020 of unamortized deferred loan costs, respectively, which are amortized over the term of the agreement on a straight-line basis.

In accordance with the Credit Agreement, the Company is also required to maintain specified maximum leverage ratios and minimum fixed-charge coverage. As of September 30, 2021, the Company was in compliance with both covenants.

6. Stockholders’ Equity

(a) Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors. Also, as long as any applicable share of Series A preferred stock is outstanding, the Company may not declare or pay any dividends on any class or series of capital stock that ranks junior to such outstanding preferred shares unless all dividends have been declared and paid on the ranking outstanding preferred stock. 338 shares of common stock have been issued through September 30, 2021.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(b) Convertible Preferred Stock

The Company’s preferred shares, of which the Company was authorized to issue up to 270,000 shares with a par value of $0.01 and of which 235,796 shares were outstanding as of September 30, 2021, have the following rights and privileges:

(i) Dividends

The holders of Series A preferred stock are entitled to dividends if and when declared by the Company’s board of directors.

(ii) Liquidation

In the event of a liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, or in the event of a deemed liquidation event, as defined in the Company’s articles of incorporation, holders of Series A are entitled to receive, in preference to all other stockholders, an amount equal to the greater of (a) their original investment amount plus any unpaid accrued dividends and (b) such amount per share that would have been payable had all shares been converted into common stock. If upon the occurrence of such event, the assets and funds, thus, distributed among the holders of the Series A preferred stock shall be insufficient to pay such holders, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A preferred stock. After payment of the liquidation preference has been made, any remaining assets shall be distributed ratably to common and preferred stockholders on an as-converted basis.

(iii) Conversion

Each share of Series A is convertible into one share of common stock at any time at the option of the holder and at a 1:1 ratio. The preferred stock is automatically convertible in the event of an initial public offering at the then conversion price.

Upon either (a) the closing of the sale of shares of common stock to the public and at a price per share equal to at least four times the Series A original issuance price, resulting in minimum gross proceeds of $50 million or (b) upon written consent of the majority Series A shareholders, each outstanding share of Series A preferred stock shall automatically be converted into common stock at the then conversion price.

(c) Treasury Stock

On May 2, 2019, the Company acquired 8,982 shares of its own Convertible Preferred Stock that were held by the former CEO. The total amount paid for the shares was $8,982,406 and has been deducted from Stockholders’ Equity. The shares are held as treasury stock.

7. Stock-Based Compensation

On August 17, 2015, the Company adopted the 2015 Omnibus Equity Compensation Plan (2015 Plan) that authorizes the granting of options, restricted stock, and other equity-based awards. The amount, terms of grants, and exercisability provisions are determined and set by the Company’s board of directors.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Options issued under the Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. The awards contain time-based and performance-based vesting conditions. The time-based portion of the awards generally vest annually over 5 years. The performance based portion of the awards vest annually over 5 years upon the achievement of the following performance objectives: (i) if the performance goals are deemed 85% or more satisfied with respect to the prior calendar year, all of the applicable performance option shares shall vest on the applicable vesting date; (ii) if the performance goals are deemed at least 75%, but less than 85% satisfied with respect to the prior calendar year, 50% of the applicable performance option shares shall vest on the applicable vesting date; and (iii) if the performance goals are deemed less than 75% satisfied with respect to the prior calendar year, none of the applicable performance option shares shall vest. Performance goals are set by the Company on or before May 31 of the applicable year.

In the event of a participant’s termination of employment, the Company may, at its option and within one year after termination of employment, repurchase the participant’s shares at price equal to the fair market value at the repurchase date.

Compensation expense based on the fair value of options granted is recognized on a straight-line basis over the vesting period during which employees perform related services. For the nine months ended September 30, 2021 stock-based compensation was $25,513.

As of September 30, 2021, the unrecognized compensation cost related to unvested stock options expected to vest was $147,911. This unrecognized compensation cost will be recognized over an estimated weighted average amortization period of 2.95 years.

8. Income Taxes

At the end of each interim period, we estimate the annual effective tax rate and apply that rate to out ordinary quarterly earnings. The tax expense or benefit related to significant, unusual or extraordinary items that will be separately reported or reported net of their related tax effect that are individually computed, are recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs. For the nine months ended September 30, 2021, the effective tax rate was 22%. The effective tax rate is different than the statutory tax rate primarily due to research and development credits, accounted for under ASC 740 Income taxes, which represent a reduction to the estimated annual income tax expense.

9. Employee 401(k) Savings Plan

The Company maintains a qualifying defined contribution plan pursuant to Internal Revenue Code Section 401(k). The plan covers all employees over the age of 21 who voluntarily elect to participate. Employees may elect to contribute up to 60% of gross wages to the plan, not to exceed current IRS regulations. The plan includes a discretionary matching contribution provision. The Company provided matching contributions to the plan during the nine months ended September 30, 2021 of $394,204.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

10. Commitments and Contingencies

(a) Leases

The Company leases office space and equipment under various operating lease agreements expiring through August 2029. Certain lease agreements contain escalation clauses for various operating expenses which are recognized on a straight line basis over the minimum lease period. The rent expense under these operating lease agreements for the nine months ended September 30, 2021 was $988,533.

Future minimum lease payments under existing non-cancelable leases in each of the years subsequent to September 30, 2021 are as follows:

Remainder of 2021	$295,725
2022	1,154,531
2023	1,073,299
2024	1,094,533
2025	1,040,527
2026 and thereafter	3,993,528

$8,652,143

(b) Employment Agreements

The Company has employment agreements with certain key employees, which may provide, upon termination, salary payments, bonuses, and share-based payment arrangements.

(c) Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

11. Subsequent Events

On August 28, 2021, the Company entered into a definitive agreement and plan of merger to sell 100% of the Company’s issued and outstanding shares to McGraw-Hill Education, Inc. (“MHE”) for a purchase consideration of $701.1 million, subject to customary closing adjustments. The transaction closed on November 1, 2021 and upon completion of the acquisition, the Company became a wholly owned subsidiary of MHE.

The Company has evaluated subsequent events from the balance sheet date through November 4, 2022, the date which the consolidated financial statements were available to be issued, and determined that no other significant events or transactions occurred that provide additional evidence about conditions that existed as of September 30, 2021, that require adjustment or additional disclosure to the financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Independent Auditors’ Report

The Board of Directors

AC Holdco, Inc.:

We have audited the accompanying consolidated financial statements of AC Holdco, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income/(loss), stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AC Holdco, Inc. and its subsidiaries as of December 31, 2020 and 2019, the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 30, 2021 except for Note 1(q), as to which the date is November 4, 2022

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$55,135,012	$32,833,678
Accounts receivable, net of allowance for doubtful accounts of $752,943 and $649,972 at December 31, 2020 and 2019, respectively	6,698,222	4,534,940
Prepaid expenses and other current assets	2,236,861	4,851,320
Prepaid income taxes	—	374,591
Deferred commissions and bonuses	3,451,178	2,191,104

Total current assets	67,521,273	44,785,633
Property and equipment, net	566,071	561,037
Software development costs, net	24,908,332	25,304,540
Intangible assets, net	21,903,273	34,483,758
Goodwill	172,733,479	172,733,479
Deferred commissions and bonuses, net of current portion	2,507,462	1,295,183
Other assets	328,124	640,898

Total assets	$290,468,014	$279,804,528

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$741,178	$774,121
Accounts payable	961,126	928,118
Accrued expenses	9,361,387	12,929,282
Deferred revenue	35,718,608	35,017,690
Other current liabilities	3,633,459	1,083,430

Total current liabilities	50,415,758	50,732,641
Long-term debt, less current maturities	69,505,684	70,380,684
Deferred revenue, net of current portion	11,716,002	2,103,660
Deferred income taxes	7,788,283	11,410,698
Other noncurrent liabilities	41,402	96,880

Total liabilities	139,467,129	134,724,563

Commitments and contingencies (note 11)
Stockholders’ equity:
Series A Preferred stock, par value $0.01 per share. Authorized, 270,000 and 270,000, issued and outstanding, 235,796 and 235,796 at December 31, 2020 and 2019	2,357,956	2,357,956
Common stock, par value $0.01 per share. Authorized, 344,000 and 344,000, none issued and outstanding at December 31, 2020 and 2019	—	—
Additional paid-in capital	234,152,436	233,331,284
Accumulated deficit	(76,542,199)	(81,816,929)
Accumulated other comprehensive income	15,098	190,060
Treasury stock	(8,982,406)	(8,982,406)

Total stockholders’ equity	151,000,885	145,079,965

Total liabilities and stockholders’ equity	$290,468,014	$279,804,528

See accompanying notes to consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income/(Loss)

Years ended December 31, 2020 and 2019

	2020	2019
Net sales	$89,961,924	$86,970,871
Cost of sales	6,783,315	6,820,771

Gross profit	83,178,609	80,150,100

Operating expenses:
Research and development	10,547,073	10,718,173
Marketing and selling	30,907,613	37,415,784
General and administrative	12,087,829	12,704,729
Depreciation and amortization	18,479,269	24,766,999

Total operating expenses	72,021,784	85,605,685

Income from operations	11,156,825	(5,455,585)

Interest expense, net	4,022,739	4,445,330
Impairment loss	—	63,794,437
Loss on disposal of asset	99,313	1,709,985
Foreign currency (gain)/loss	(85,418)	309,458

Other expenses	4,036,634	70,259,210

Income/(loss) before income taxes	7,120,191	(75,714,795)
Income tax expense/(benefit)	1,845,461	(2,973,703)

Net Income/(loss)	5,274,730	(72,741,092)
Other comprehensive income/(loss):
Foreign currency translation adjustment	(174,962)	353,999

Comprehensive income/(loss)	$5,099,768	$(72,387,093)

See accompanying notes to consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2020 and 2019

	Series A preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2018	235,796	$2,357,956	—	$—	$233,321,502	$(7,364,141)	$(163,939)	$—	$228,151,378
Change in accounting standard, net of taxes of $581,112	—	—	—	—	—	(1,711,696)	—	—	(1,711,696)
Purchase of treasury stock	—	—	—	—	—	—	—	(8,982,406)	(8,982,406)
Stock-based compensation expense	—	—	—	—	9,782	—	—	—	9,782
Foreign currency translation adjustment	—	—	—	—	—	—	353,999	—	353,999
Net loss	—	—	—	—	—	(72,741,092)	—	—	(72,741,092)

Balance, December 31, 2019	235,796	2,357,956	—	—	233,331,284	(81,816,929)	190,060	(8,982,406)	145,079,965
Stock-based compensation expense	—	—	—	—	821,152	—	—	—	821,152
Foreign currency translation adjustment	—	—	—	—	—	—	(174,962)	—	(174,962)
Net Income	—	—	—	—	—	5,274,730	—	—	5,274,730

Balance, December 31, 2020	235,796	$2,357,956	—	$—	$234,152,436	$(76,542,199)	$15,098	$(8,982,406)	$151,000,885

See accompanying notes to consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:
Net income/(loss)	$5,274,730	$(72,741,092)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	18,479,269	24,766,999
Impairment loss	—	63,794,437
Amortization of deferred financing costs	221,934	515,225
Stock-based compensation	821,152	9,782
Bad debt expense	(148,015)	(83,617)
Loss on disposal of asset	99,313	1,709,985
Deferred income taxes	(3,622,415)	(6,368,535)
Changes in operating assets and liabilities:
Accounts receivable	(2,015,267)	136,191
Prepaid expenses and other current assets	2,614,459	(2,884,878)
Prepaid income taxes	374,591	(363,304)
Deferred commissions and bonuses	(2,472,353)	559,703
Other assets	312,774	(503,954)
Accounts payable	33,008	(421,935)
Deferred revenue	10,313,260	(7,749,693)
Accrued expenses	(817,895)	4,436,178
Other liabilities	2,494,549	179,568

Net cash provided by operating activities	31,963,094	4,991,060

Cash flows from investing activities:
Purchases of equipment and leasehold improvements	(244,014)	(369,654)
Software development costs	(5,112,909)	(6,094,619)
Payment of contingent consideration	—	(131,089)
Purchase of Teachonomy	(250,000)	—
Purchase of Actively Learn, Inc., net of cash received	—	(112,500)
Purchase of software	(2,750,000)	(2,500,000)

Net cash used in investing activities	(8,356,923)	(9,207,862)

Cash flows from financing activities:
Purchase of treasury stock	—	(8,982,406)
Payment of deferred financing fees	(254,875)	—
Principal payments on debt	(875,000)	(2,187,500)

Net cash used in financing activity	(1,129,875)	(11,169,906)
Effect of exchange rate changes on cash	(174,962)	353,999

Net increase/(decrease) in cash and cash equivalents	22,301,334	(15,032,709)
Cash and cash equivalents, beginning of year	32,833,678	47,866,387

Cash and cash equivalents, end of year	$55,135,012	$32,833,678

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,911,537	$4,518,987
Cash paid for income taxes	2,640,407	2,607,671

See accompanying notes to consolidated financial statements.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(1)	Business and Summary of Accounting Policies

(a)	Business

AC Holdco, Inc. and its subsidiaries (the Company), a Delaware corporation, provides online education content and training to children, adults, and teachers through sales and subscriptions to school districts, corporations, government and nonprofit organizations.

(b)	Basis of presentation

The consolidated financial statements include the accounts of AC Holdco, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(c)	Summary of Significant Accounting Policies – Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of investments in money market funds, which are based on Level 1 (note 2) fair value inputs.

(e)	Accounts Receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Concentrations of credit risk are generally limited due to the large number of customers comprising the Company’s customer base. In addition, the Company’s sales are primarily to school districts where the risk of default is low. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

(f)	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are deposited with financial institutions that management of the Company believes are of high quality. Management regularly monitors the financial stability of these financial institutions and does not believe there is a significant credit risk associated with deposits in excess of federally insured amounts.

For the years ended December 31, 2020 or 2019, no individual customer represented greater than 10% of the Company’s revenue. As of December 31, 2020, no individual customer accounted for 10% of accounts receivable. As of December 31, 2019, one customer accounted for 10% of accounts receivable.

F-136	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(g)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the term of the lease or its useful life. Maintenance and repairs are charged to expense when incurred.

(h)	Long-Lived Assets

Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

The Company did not recognize any impairment of long-lived assets for the year ended December 31, 2020.

During the year ended December 31, 2019, the Company stopped further development of a portion of its non-amortizing developed technology and wrote off $360,509, which was recorded to loss on disposal of asset in the accompanying consolidated statements of operations and comprehensive income/(loss).

(i)	Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets acquired. The Company assesses goodwill for impairment on an annual basis on December 31, or more frequently if an event occurs or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company’s assessment of goodwill impairment is at the AC Holdco, Inc. entity level, as the Company operates as a single reporting unit. If it is determined that an impairment has occurred, the Company will record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. The Company recorded an impairment of $63,794,437 during the year ended December 31, 2019. There was no impairment recorded during the year ended December 31, 2020.

(j)	Software Development Costs

Certain development costs are capitalized in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 350-40, Internal Use Software, and ASC Subtopic 985-20, Costs of Software to Be Sold, Leased or Marketed, which outline the stages of computer software development and specify when capitalization of costs is required. The costs of software developed for internal use that are determined to be within the preliminary stage of assessment of whether to develop or not are charged to expense as incurred. Costs for the development of new software products for external and commercial use prior to the establishment of marketing and technological feasibility, and costs for substantial enhancements to existing software products, are also charged to expense as incurred.

F-137	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

For the year ended December 31, 2020, the Company capitalized software development costs aggregating to $5,112,909, all of which were included in software development costs. The Company stopped further development of a portion of its software development and wrote off $99,313 of software development costs, which was recorded to loss on disposal of asset in the accompanying consolidated statements of operations and comprehensive income/(loss). During 2020, the Company recorded amortization expense of $5,409,804, which is included in depreciation and amortization in the consolidated statements of operations and comprehensive income/(loss).

For the year ended December 31, 2019, the Company capitalized software development costs aggregating to $6,094,619, of which $5,982,896 was included in software development costs and $111,723 was included in the value of non-amortizing developed technology (note 4). The Company also purchased software from a third party for $5,250,000 included in software development costs. The purchase price was paid through a cash payment of $2,500,000 during the year with the remaining balance of $2,750,000 recorded within accrued expense as of December 31, 2019 and paid during 2020. Additionally, during the year ended December 31, 2019, the Company transferred $23,630 of software development costs from non-amortizing developed technology to capitalized software. The Company stopped further development of a portion of its software development and wrote off $1,187,911 of software development costs, which was recorded to loss on disposal of asset in the accompanying consolidated statements of operations and comprehensive income/(loss). During 2019, the Company recorded amortization expense of $1,611,372, which is included in depreciation and amortization in the consolidated statements of operations and comprehensive income/(loss).

Software development costs are amortized using the straight-line method over an estimated useful life of three to five years. Amortization for software developed for internal use is included in depreciation and amortization expenses in the accompanying consolidated statements of operations and comprehensive income/(loss).

(k)	Income Taxes

The Company accounts for income taxes pursuant to the asset-and-liability method, which requires deferred income tax assets and liabilities to be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is subject to the provisions of the FASB ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return

F-138	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

positions in the financial statements as “more likely than not” to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(l)	Advertising Costs

The Company charges to expense the cost of advertising as incurred. Advertising costs charged to operations were approximately $1,286,000 and $1,626,000, for the years ended December 31, 2020 and 2019, respectively, and are included in marketing and selling expense in the accompanying consolidated statements of operations and comprehensive income/(loss).

(m)	Stock-Based Compensation

The Company records all stock-based compensation related to the cost of employee services received in exchange for equity interests as an expense in the consolidated financial statements measured at the fair value of the award. The Company has recorded stock-based compensation expense for all awards granted using the fair value amounts determined on the grant date of the award. The fair value of stock-based awards is determined using the Black-Scholes option pricing model (note 8).

(n)	Fair Value Measurements

The carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of those instruments. The carrying amount of the Company’s debt approximates fair value due to the interest rate being reflective of current market rates for debt with similar terms and conditions.

(o)	Foreign Currency

Results of foreign operations are translated from their functional currency into U.S. dollars (reporting currency) using average exchange rates in effect during the periods presented while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income/(loss). Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in general and administrative expenses in the period in which the change occurs in the consolidated statements of operations and comprehensive income/(loss).

(p)	Revenue Recognition

(i)	License/Subscription

The license/subscription product consists of annual licenses for the Company’s web-based curriculum software. Access is granted to the customer via unique logins to the platform. Access is continuously available to the customer for the service period of the contract. The Company recognizes license/subscription revenue on a straight-line basis over the service period of the contract.

(ii)	Professional Services/Development

F-139	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Professional services/development consist of in-person or online webinar instructional seminars provided by the Company’s subject matter experts. Revenue is recognized at the point in time that the seminar is provided, or at the point in time that unused seminars expire per the terms of the contract.

(iii)	Assessment

Assessments consist of online standardized tests administered to students to assess ability levels. The results of the assessments are used to tailor the content of the license/subscription product to the individual students. Assessments are generally administered at three distinct points throughout the year: the beginning of the school year, mid-way through the school year, and the end of the school year. Revenue is recognized at the point in time that the assessments are administered to the students.

(iv)	Materials

Materials consist of instructional resource for teachers and students that are accessed through via unique logins to the platform. Access is continuously available to the customer for the service period of the contract. Revenue is recognized on a straight-line basis over the service period of the contract.

(v)	Disaggregation of Revenue

The following table presents the Company’s revenues disaggregated based on its four lines of business for the years ended December 31, 2020 and 2019:

	Year ended December 31
	2020	2019
License/subscriptions	$50,440,318	$47,960,257
Professional services/development	17,960,809	17,996,012
Assessment	14,361,734	14,399,029
Materials	7,199,063	6,615,573

	$89,961,924	$86,970,871

(vi)	Contract Balances

The timing of revenue recognition, invoicing, and cash collection results in accounts receivable and deferred revenue in the consolidated balance sheets. Accounts receivable is recorded when there is an executed customer contract, and the customer is billed. The collectability of outstanding receivables is evaluated regularly by the Company and an allowance is recorded to reflect probable losses. Deferred revenue is recorded when customers are billed in advance of services being provided.

	December 31
	2020	2019
Accounts receivable	$6,698,222	4,534,940
Deferred revenue	35,718,608	35,017,690
Deferred revenue, net of current portion	11,716,002	2,103,660

The difference between the opening and closing balance of accounts receivable relates to the timing of the Company’s billing in relation to month end and contractual

F-140	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

agreements. The difference between the opening and closing balance of the deferred revenue relates to the timing difference between billings to customers and the service periods under the contract. Typically, each of these balances are at their highest during the third quarter of the fiscal year and lowest in the second quarter of the fiscal year.

(vii)	Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606, Revenue from Contracts with Customers. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For license/subscription and materials contracts, the Company’s performance obligations are satisfied over time, specifically the service period of the contract. For professional services and assessment contracts, the Company’s performance obligations are satisfied at a point in time as the Company delivers, and the customer receives the good or service. The Company’s payment terms are generally net 30 days.

(viii)	Significant Judgments

The Company determined that the majority of its contracts with customers contain multiple performance obligations. The Company markets distinct products for individual sale, but the majority of contracts consist of a bundle of multiple products. The transaction price is based on the established standard prices for each product. The standard prices are derived from observable transaction prices from stand-alone sales. For contracts with multiple performance obligations, the Company ratably allocates the transaction price to each performance obligation based on the established standalone selling prices.

The Company has determined that the time elapsed method as described under ASC 606 is the most appropriate measure of progress towards the satisfaction of the license/subscription and materials performance obligations. The Company delivers the license/subscription and materials products by allowing access to the customer over the service period of the contract. Accordingly, the Company will recognize revenue on a straight-line basis over the term of the contract.

The Company has determined that the point in time method as described under ASC 606 is the most appropriate measure for satisfaction of the professional services and assessment performance obligations. The Company delivers these products at a distinct point in time within the contract service period. Accordingly, the Company will recognize revenue at the point in time that the good or service is delivered.

(ix)	Sales Taxes

Sales tax collected from customers is excluded from revenues. Collected but unremitted sales tax is included as part of accrued liabilities in the accompanying balance sheet. Revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales tax.

(x)	Costs to Obtain a Contract with a Customer

Deferred commissions and bonuses are the incremental costs that are directly associated with noncancelable contracts with customers and consist of sales commissions and bonuses paid to the Company’s direct sales force and third parties; therefore, the Company

F-141	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

capitalizes these as contract costs. Capitalized commissions and bonuses are amortized based on the transfer of goods or services to which the assets relate and are included in marketing and selling expenses in the consolidated statements of operations and comprehensive income/(loss). The contract costs are amortized over the customer life, which includes renewal periods. The Company expects initial-year commissions and bonus expenses to be recovered through the future revenue streams under the respective customer contracts and, as such, are amortized over the estimated life of the customer. The Company estimated the life of the customer to be four years. The Company expects renewal commissions and bonus expenses to be recovered through the customer contract from which they were incurred and therefore are amortized over the term of the respective contract.

(q)	Immaterial error correction

Subsequent to the issuance of the consolidated financial statements, the Company identified an immaterial error in the calculation of amortization expense related to the Core Technology intangible asset for the years ended December 31, 2020 and 2019.

As a result, as of and for the year ended December 31, 2020, depreciation and amortization expense, intangible assets, net and deferred income taxes were overstated by $2,000,000, $3,786,667, and $959,731 respectively and income tax expense was understated by $506,900. As of and for the year ended December 31, 2019, depreciation and amortization expense and income tax (benefit) were understated by $5,786,667 and $(1,466,631), respectively and intangible assets, net and deferred income taxes were overstated by $5,786,667, and $1,466,631, respectively.

The immaterial error had no impact on the cash and cash equivalents balance as of December 31, 2020 and 2019 and the impact affecting the consolidated statements of cash flows for December 31, 2020 and 2019 are primarily included in the Company’s net income/(loss), offset by non-cash adjustments to net income/(loss). The significant non-cash adjustments include the amortization expense related to the Core Technology intangible asset and the associated impact on income tax expense.

The Company assessed the materiality of the error on prior period financial statements in accordance with the SEC Staff Accounting Bulletin Number 108 and ASC 250-10, Accounting Changes and Error Corrections and concluded that the error was not material to any of the previously reported periods. The Company has corrected this error as a revision to previously issued financial statements and has revised the 2020 and 2019 financial statements presented herein as well as Note 4, Note 9 and Note 12 contained herein.

(2)	Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the

F-142	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities

•

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$55,135,012	—	—

	December 31, 2019
	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$32,833,678	—	—

(3)	Property and Equipment

Property and equipment consisted of the following at December 31, 2020 and 2019:

	December 31
	2020	2019
Equipment	$1,049,421	$888,582
Furniture and fixtures	345,502	262,327
Leasehold improvements	92,019	92,019
Software	906	906

	1,487,848	1,243,834
Less accumulated depreciation	(921,777)	(682,797)

	$566,071	$561,037

Depreciation expense was $238,980 and $386,434 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2019, the Company wrote off $161,565 of property and equipment to loss on disposal of asset on the consolidated statements of operations and comprehensive income/(loss).

F-143	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(4)	Goodwill and Intangible Assets

Impairment exists when a reporting unit’s carrying value exceeds its fair value. At December 31, 2019, the Company’s reporting unit had positive equity value and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded its fair value. Therefore, the Company proceeded to complete the quantitative impairment test.

The quantitative impairment test includes comparing the carrying value of the reporting unit, including existing goodwill and intangible assets, to the fair value of the reporting unit. After performing the quantitative test, it was determined that the carrying value exceeded the reporting unit fair value, resulting in an impairment charge of $63,794,437 for the year ended December 31, 2019.

There was no impairment recorded during the year ended December 31, 2020.

The Company’s intangible assets consist of the following:

	December 31, 2020
	Useful life	Gross value	Accumulated amortization	Net book value
Trade name	5–12	$28,472,500	$(13,739,792)	$14,732,708
Developed technology	5	45,245,443	(40,411,027)	4,834,416
Core technology	5	49,600,000	(49,600,000)	—
Customer relationships	7	11,280,000	(8,943,851)	2,336,149
Noncompetition agreements	1	1,900,000	(1,900,000)	—

		$136,497,943	$(114,594,670)	$21,903,273

	December 31, 2019
	Useful life	Gross value	Accumulated amortization	Net book value
Trade name	5–12	$28,410,000	$(11,330,708)	$17,079,292
Developed technology	5	45,057,943	(33,791,816)	11,266,127
Core technology	5	49,600,000	(47,466,667)	2,133,333
Customer relationships	7	11,280,000	(7,274,994)	4,005,006
Noncompetition agreements	1	1,900,000	(1,900,000)	—

		$136,247,943	$(101,764,185)	$34,483,758

The Company capitalized $0 and $111,723 of software development costs to non-amortizing developed technology for the years ended December 31, 2020 and 2019, respectively. The Company transferred $0 and $4,498,393 of software development costs from non-amortizing developed technology to developed technology during the years ended December 31, 2020 and 2019, respectively, as the software was placed into service. Additionally, during the year ended December 31, 2020 and 2019, the Company transferred $0 and $23,630, respectively, of software development costs from non-amortizing developed technology to software development costs. During the year ended December 31, 2019, the Company wrote off $360,509 of non-amortizing developed technology, which was recorded in the loss on disposal of asset on the consolidated statements of operations and comprehensive income/(loss).

F-144	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Amortization expense for the year ended December 31, 2020 was $12,830,485. Amortization expense for the year ended December 31, 2019 was $22,769,193. The estimated amortization expense for each of the next five years is as follows:

2021	$7,044,597
2022	3,873,839
2023	3,391,379
2024	2,383,333
2025	2,375,000
Thereafter	2,835,125

$21,903,273

(5)	Accrued Expenses

The Company’s accrued expenses consist of the following:

	December 31
	2020	2019
Compensation and related benefits	$4,255,568	$3,088,175
Professional fees	1,890,396	4,360,222
Software contract	—	2,750,000
Commissions	2,867,125	1,834,038
General and administrative	348,298	887,097
Interest expense, net	—	9,750

	$9,361,387	$12,929,282

(6)	Debt

On September 30, 2014, Achieve3000, Inc., a wholly owned subsidiary of the Company, entered into a credit agreement (the Credit Agreement), which consisted of a $75 million five year term loan (the Term Loan) and a $5 million five-year revolving and line of credit facility (the Revolving Facility). The Term Loan and the Revolving Facility are collateralized by substantially all of the Company’s assets. On December 18, 2018, the Company amended the Credit Agreement to increase the principal of the term loan by $12,500,000, and extend the maturity date to June 30, 2020.

On March 17, 2020, the Company amended the Credit Agreement to extend the maturity date to December 31, 2021. This amendment also resulted in a change in interest rate and compliance covenant ratios. Other than these changes, the terms of the amended Credit Agreement are substantially consistent with the original Credit Agreement. In connection with the amendment, the Company incurred $254,875 in deferred loan costs, which were capitalized to short-term debt on the consolidated balance sheets. The remainder of deferred loan costs related to the original agreement and prior amendment was expensed to interest expense, net at the time of this amendment.

As of December 31, 2020 and 2019, there was $70,380,684 and $71,255,684 outstanding under the Term Loan, respectively, and nothing outstanding under the Revolving Facility. At December 31, 2020 and 2019, short-term debt included $133,822 and $100,879 of unamortized deferred loan costs, respectively.

F-145	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The interest rates on outstanding loans under the Credit Agreement are adjusted for each interest period based on the adjusted LIBOR plus 4.75%. The interest rate in effect at December 31, 2020 and 2019 for the Term Loan was 4.90% and 5.45%, respectively.

In accordance with the Credit Agreement, the Company is also required to maintain specified maximum leverage ratios and minimum fixed-charge coverage. As of December 31, 2020 and 2019, the Company was in compliance with both covenants.

As of December 31, 2020, the remaining principal payment of $70,380,684 is due in the year ending December 31, 2021.

Events Subsequent to December 31, 2020

On April 29, 2021, the Company amended the Credit Agreement to extend the maturity date to December 31, 2023. The amendment also resulted in a change in interest rate and compliance covenant ratios. Other than these changes, the terms of the amended Credit Agreement are substantially consistent with the original Credit Agreement. As a result of this amendment, the Company reclassified $69,505,684 from current maturities of long-term debt to long term debt, less current maturities as of December 31, 2020.

(7)	Stockholders’ Equity

(a)	Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors. Also, as long as any applicable share of Series A preferred stock is outstanding, the Company may not declare or pay any dividends on any class or series of capital stock that ranks junior to such outstanding preferred shares unless all dividends have been declared and paid on the ranking outstanding preferred stock. No shares of common stock have been issued through December 31, 2020.

(b)	Convertible Preferred Stock

The Company’s preferred shares, of which the Company was authorized to issue up to 270,000 shares with a par value of $0.01 and of which 235,796 shares were outstanding as of December 31, 2020 and 2019, have the following rights and privileges:

(i)	Dividends

The holders of Series A preferred stock are entitled to dividends if and when declared by the Company’s board of directors.

(ii)	Liquidation

In the event of a liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, or in the event of a deemed liquidation event, as defined in the Company’s articles of incorporation, holders of Series A are entitled to receive, in preference to all other stockholders, an amount equal to the greater of (a) their original investment amount plus any unpaid accrued dividends and (b) such amount per share that would have been payable had all shares been converted into common stock. If upon the occurrence of such event, the assets and funds, thus, distributed among the holders of the Series A preferred stock shall be insufficient to pay such holders, then the entire assets and funds

F-146	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

of the Company legally available for distribution shall be distributed ratably among the holders of the Series A preferred stock. After payment of the liquidation preference has been made, any remaining assets shall be distributed ratably to common and preferred stockholders on an as-converted basis.

(iii)	Conversion

Each share of Series A is convertible into one share of common stock at any time at the option of the holder and at a 1:1 ratio. The preferred stock is automatically convertible in the event of an initial public offering at the then conversion price.

Upon either (a) the closing of the sale of shares of common stock to the public and at a price per share equal to at least four times the Series A original issuance price, resulting in minimum gross proceeds of $50 million or (b) upon written consent of the majority Series A shareholders, each outstanding share of Series A preferred stock shall automatically be converted into common stock at the then conversion price.

(c)	Treasury Stock

On May 2, 2019, the Company acquired 8,982 shares of its own Convertible Preferred Stock that were held by the former CEO. The total amount paid for the shares was $8,982,406 and has been deducted from Stockholders’ Equity. The shares are held as treasury stock.

(8)	Stock-Based Compensation

On August 17, 2015, the Company adopted the 2015 Omnibus Equity Compensation Plan (2015 Plan) that authorizes the granting of options, restricted stock, and other equity-based awards. On April 7, 2020, the Company amended the 2015 Plan to increase the maximum number of shares available for award from 35,118 to 51,326. As of December 31, 2020 and 2019, there were 3,614 and 5,254 shares available for future issuance, respectively. The amount, terms of grants, and exercisability provisions are determined and set by the Company’s board of directors.

Options issued under the Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. The awards contain time-based and performance-based vesting conditions. The time-based portion of the awards generally vest annually over 5 years. The performance based portion of the awards vest annually over 5 years upon the achievement of the following performance objectives: (i) if the performance goals are deemed 85% or more satisfied with respect to the prior calendar year, all of the applicable performance option shares shall vest on the applicable vesting date; (ii) if the performance goals are deemed at least 75%, but less than 85% satisfied with respect to the prior calendar year, 50% of the applicable performance option shares shall vest on the applicable vesting date; and (iii) if the performance goals are deemed less than 75% satisfied with respect to the prior calendar year, none of the applicable performance option shares shall vest. Performance goals are set by the Company on or before May 31 of the applicable year.

In the event of a participant’s termination of employment, the Company may, at its option and within one year after termination of employment, repurchase the participant’s shares at price equal to the fair market value at the repurchase date.

F-147	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The following table summarizes the activity related to stock option grants for the year ended December 31, 2020:

	Outstanding options	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 31, 2018	27,989	$1,000.00	7.6
Awarded	4,399	1,000.00
Exercised	—	—
Forfeitures	(2,524)	1,000.00

Balance at December 31, 2019	29,864	1,000.00	7.7
Awarded	18,475	1,189.45
Exercised	—	—
Forfeitures	(626)	1,000.00

Balance at December 31, 2020	47,713	$1,073.36	8.3
Vested at December 31, 2020	30,866	1,113.39	8.4
Vested and expected to vest at December 31, 2020	37,856	1,092.46	8.3

Within the 18,475 options granted during the year ended December 31, 2020, 17,759 and 716 options are time-based and performance-based, respectively. The performance-based options contain certain vesting conditions that were not established at the grant date and at December 31, 2020. The Company does not measure or recognize expense related to these options until such vesting criteria is defined and a grant date is established. Within the 4,399 options granted during the year ended December 31, 2019, 2,199 and 2,200 options are time-based and performance-based, respectively. The performance-based options contain certain vesting conditions that were not established at the grant date and at December 31, 2019.

Compensation expense based on the fair value of options granted is recognized on a straight-line basis over the vesting period during which employees perform related services. For the years ended December 31, 2020 and 2019, stock-based compensation was $821,152 and $9,782, respectively, and was recorded in operating expenses in the accompanying consolidated statements of operations and comprehensive income/(loss).

The fair value of options granted was estimated using the Black-Scholes option valuation model and the assumptions noted in the table below. Expected volatility was based upon the historical volatility of comparable entities that are publicly traded over the period commensurate with the expected life of the option. The expected life represents the period of time that options granted are expected to be outstanding and was calculated using the simplified method prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payments. The risk-free rate is based on the U.S. Treasury security with terms equal to the expected life of the option. The weighted average assumptions for these grants are as follows:

	Year ended December 31
	2020	2019
Volatility	44.08%	31.11%
Expected dividends	—	—
Expected term	7 years	7 years
Risk-free interest rate	.046%–1.25%	1.62%–2.33%

F-148	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The weighted average grant-date fair value of options granted during the years ended December 31, 2020 and 2019 was $40.11 and $0.11 per share, respectively. As of December 31, 2020, the unrecognized compensation cost related to 6,990 unvested stock options expected to vest was $185,093. This unrecognized compensation cost will be recognized over an estimated weighted average amortization period of 2.9 years.

(9)	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management believes the deferred tax assets as of December 31, 2020 and 2019 are more likely than not to be realized; as such, a valuation allowance is not recorded.

The components of income tax expense (benefit) are as follows for the years ended December 31, 2020 and 2019, respectively:

	Year ended December 31
	2020	2019
Current:
Federal	$4,381,189	$2,107,523
State	1,169,628	591,253
Foreign	(82,941)	114,944

	5,467,876	2,813,720

Deferred:
Federal	(2,771,250)	(4,456,081)
State	(851,165)	(1,331,342)

	(3,622,415)	(5,787,423)

Income taxes	$1,845,461	$(2,973,703)

The expected tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 21% as follows:

	Year ended December 31
	2020	2019
Computed “expected” tax expense (benefit)	$1,495,240	$(15,900,107)
Increase (decrease) in income taxes resulting from:
State taxes	251,586	(584,670)
Deferred tax adjustments	43,558	13,515,304
Research and development credits	(250,000)	(250,000)
Other	305,077	245,770

	$1,845,461	$(2,973,703)

F-149	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Significant components of deferred tax assets and liabilities consist of the following:

	Year ended December 31
	2020	2019
Deferred tax assets:
Deferred revenue	$1,021,813	$1,025,440
Net operating losses and credits	699,751	715,839
Fixed assets	283,587	411,132
Other	604,234	377,032

Deferred tax assets	2,609,385	2,529,443
Deferred tax liabilities:
Intangible assets	(5,509,109)	(8,956,338)
Software development costs	(4,872,242)	(4,933,210)
Deferred rent	(16,317)	(50,593)

Net deferred tax liability	$(7,788,283)	$(11,410,698)

As of December 31, 2020 and 2019, the Company had approximately $1,076,874 and $1,446,773, respectively, of federal net operating losses and $599,503 and $521,540, respectively, of state tax credit carryforwards available to reduce future federal taxable income and state income taxes. Internal Revenue Code Section 382 contains provisions that may limit the yearly utilization of net operating loss carryforwards if there has been an ownership change. Since these net operating losses were acquired in a transaction that caused a limitation under Section 382, the yearly use of these losses is limited.

On March 27, 2020, the Unites States enacted the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions which may impact the Company’s financial statements include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. The Company doesn’t believe that the CARES Act will have a material impact on its financial position, results of operations, or cash flows.

On December 27, 2020, the Unites States enacted the Consolidated Appropriations Act which extended many of the benefits of the CARES Act that were scheduled to expire. The Company doesn’t believe the Consolidated Appropriations Act will have a material impact on its consolidated financial statements and related disclosures.

The Company’s Federal tax returns for 2017 through present remain open and subject to examination by the Internal Revenue Service. State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation. Generally, state tax returns for 2017 remain subject to examination.

F-150	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(10)	Employee 401(k) Savings Plan

The Company maintains a qualifying defined contribution plan pursuant to Internal Revenue Code Section 401(k). The plan covers all employees over the age of 21 who voluntarily elect to participate. Employees may elect to contribute up to 60% of gross wages to the plan, not to exceed current IRS regulations. The plan includes a discretionary matching contribution provision. The Company provided matching contributions to the plan during the years ended December 31, 2020 and 2019 of $376,163 and $347,525, respectively.

(11)	Commitments and Contingencies

(a)	Leases

The Company leases office space and equipment under various operating lease agreements expiring through August 2029. These operating lease expenses during the years ended December 31, 2020 and 2019, were $1,317,984 and $950,000, respectively.

Future minimum lease payments in each of the years subsequent to December 31, 2020 are as follows:

2021	$1,184,847
2022	1,154,531
2023	1,073,299
2024	1,094,533
2025	1,040,527
Thereafter	3,993,528

Total	$9,541,265

During the year ended December 31, 2019, the Company reached an agreement with the landlord of office space in Secaucus, New Jersey to terminate the lease for a fee of $150,000. The office space was used by the Company for marketing employees until vacated as of December 31, 2017. The $150,000 termination fee is included in general and administrative expenses for the year ended December 31, 2019.

During the year ended December 31, 2019, the Company relocated its corporate headquarters from Lakewood, New Jersey to Red Bank, New Jersey and terminated the lease agreement for the Lakewood, New Jersey office. The Company paid the landlord a fee of $350,000, which is included in general and administrative expenses for the year ended December 31, 2019, to terminate the lease prior to the October 2022 expiration date. A debit balance in deferred rent expense at the time of termination of $203,802 was written off as a reduction to general and administrative expenses. As a result of the relocation, the Company also wrote-off furniture and leasehold improvements of $111,100 and $180,596, respectively, during the year ended December 31, 2019.

(b)	Employment Agreements

The Company has employment agreements with certain key employees, which may provide, upon termination, salary payments, bonuses, and share-based payment arrangements.

(c)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not

F-151	(Continued)

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AC HOLDCO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(12)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through April 30, 2021, the date which the consolidated financial statements were available to be issued, and as it pertains to Note 1(q), through November 4, 2022 and determined that there are no other items to disclose other than those disclosed above.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

            Shares

McGraw Hill, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                , 2022

Goldman Sachs & Co. LLC

BMO Capital Markets

Macquarie Capital

Morgan Stanley

Through and including                , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all of the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of Common Stock being registered hereby. Except as otherwise noted, the Company will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”), filing fee and the stock exchange listing fee:

Amount
SEC registration fee		*
FINRA filing fee		*
Stock exchange listing fee		*
Printing fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total		*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of a director or certain officers to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director or officer for any transaction from which the director or officer derived an improper personal benefit, (4) a director under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions) or (5) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will contain a provision which eliminates directors’ and officers’ personal liability as set forth above.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide in effect that we shall indemnify our directors and officers to the extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, associates and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. In addition, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer, to the fullest extent permissible under Delaware law, against liabilities and for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Item 15. Recent Sales of Securities.

Since its formation, the registrant has issued the following securities which were not registered under the Securities Act:

•

On December 17, 2021, the registrant issued 1,312,026 shares of Class B non-voting common stock to certain of its officers and associates in exchange for cash in an aggregate amount equal to $0.6 million and promissory notes in an aggregate principal amount of approximately $12.5 million. Such promissory notes have been repaid in full.

•	On October 24, 2022, the registrant issued 50,001 shares of Class B non-voting common stock to certain of its officers and associates in exchange for cash in an aggregate amount equal to $0.8 million.

•

Since the Acquisition, the registrant has granted to certain employees options to purchase an aggregate of 9,423,026 shares of Class B non-voting common stock under the 2021 Plan at an exercise price of $15.00 per share.

The foregoing issuances were not registered under the Securities Act, because the shares were offered and sold in transactions by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

See accompanying Index to Financial Statements.

Item 17. Undertakings.

The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The undersigned Company hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Second Amended and Restated Certificate of Incorporation of McGraw Hill, Inc., to be in effect upon the closing of this offering.

3.2*	Form of Amended and Restated Bylaws of McGraw Hill, Inc., to be in effect upon the closing of this offering.

4.1*	Indenture, dated as of July 30, 2021, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A., as trustee and notes collateral agent, together with the form of senior secured note.

4.2*	Indenture, dated as of July 30, 2021, by and among Mav Acquisition Corporation, McGraw-Hill Education, Inc., the Guarantors (as such term is defined therein) and the Bank of New York Mellon Trust Company, N.A. as trustee, together with the form of senior note.

5.1*	Opinion of Willkie Farr & Gallagher LLP.

10.1*	Form of Investor Rights Agreement.

10.2*	ABL Revolving Credit Agreement, dated as of July 30, 2021, by and among McGraw-Hill Education, Inc., Bank of America, N.A. and the lenders, agents and other parties thereto.

10.3*	Cash Flow Credit Agreement, dated as of July 30, 2021, by and among McGraw-Hill Education, Inc., Bank of America, N.A. and the lenders, agents and other parties thereto.

10.4*	First Amendment to the Cash Flow Credit Agreement, dated as of November 1, 2021.

10.5*†	Annual Incentive Plan.

10.6*†	McGraw Hill, Inc. (formerly known as Mav Holding Corporation) Stock Incentive Plan.

10.7*†	Form of Option Agreement for the McGraw Hill, Inc. (formerly known as Mav Holding Corporation) Stock Incentive Plan.

10.8*†	McGraw-Hill Education, Inc. Executive Severance Plan.

21.1*	Subsidiaries of the Company.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of KPMG LLP.

23.3*	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.1).

24.1*	Power of Attorney (included on signature pages to this Registration Statement).

107*	Filing Fee Table.

*	To be filed by amendment.
†	Indicates management contract or compensatory plan, contract or arrangement.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                , on                , 2022.

McGraw Hill, Inc.

By:
Name:
Title:

POWER OF ATTORNEY

The undersigned directors and officers of McGraw Hill, Inc. hereby appoint each of                , and                , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                , 2022:

Signatures	Title

Simon Allen	President and Chief Executive Officer (principal executive officer)

Garet Guthrie	Executive Vice President and Chief Financial Officer (principal financial officer)

Muhammad Ali Jamal	Controller/Principal Accounting Officer (principal accounting officer)

Mary Ann Sigler	Director